As filed with the Securities and Exchange Commission on November 26, 2013

Registration No. 333-191389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Southeastern Grocers, LLC

(to be converted into Southeastern Grocers, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	5411	27-1845190
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5050 Edgewood Court

Jacksonville, Florida 32254

(904) 783-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Randall Onstead

Chief Executive Officer

Southeastern Grocers, LLC

5050 Edgewood Court

Jacksonville, Florida 32254

(904) 783-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey A. Chapman Peter W. Wardle Gibson, Dunn & Crutcher LLP 2100 McKinney Ave., Suite 1100 Dallas, TX 75201 tel: (214) 698-3100 fax: (214) 571-2900	Keith M. Townsend Jeffrey M. Stein King & Spalding LLP 1180 Peachtree Street, NE Atlanta, GA 30309 tel: (404) 572-4600 fax: (404) 572-5100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$500,000,000	$68,200(3)

(1)	Includes shares that the underwriters have the option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2013

PRELIMINARY PROSPECTUS

            Shares

Southeastern Grocers, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling             shares of our common stock. We currently expect the initial public offering price to be between $         and $         per share of common stock.

We have granted to the underwriters an option to purchase up to             additional shares of common stock.

We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “SEG.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Southeastern Grocers (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2013 through the book-entry facilities of the Depository Trust Company.

Citigroup	Credit Suisse	Deutsche Bank Securities

William Blair	Wells Fargo Securities

BMO Capital Markets	Piper Jaffray	SunTrust Robinson Humphrey

Wolfe Research Securities	BB&T Capital Markets

                    , 2013

BI-LO
savings without sacrifice
OPEN 24 HOURS

6.99
12.49

café

HOME COOKIN'
LOCAL FLAVOR SINCE 1956
LOUISIANA STYLE

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Our Locations and Banners

TN
NC
MS
GA
SC
AL
LA
FL
BI-LO (206 stores)
Winn Dixie (479 stores)

Southeastern Grocers

BI-LO

Winn Dixie

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Until              (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

EXPLANATORY NOTE

Southeastern Grocers, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to the effectiveness of this registration statement, Southeastern Grocers, LLC will be converted into a Delaware corporation and renamed Southeastern Grocers, Inc., which we refer to as our corporate conversion. Shares of common stock of Southeastern Grocers, Inc. are being offered by this prospectus.

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MARKET AND INDUSTRY DATA AND FORECASTS

Market and industry data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys, including information from the Progressive Grocer, as well as our own estimates and research. The Progressive Grocer provides market data for our industry and targets its core audience as top management in the retail food industry. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of our industry and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

BASIS OF PRESENTATION

We have historically operated on a 52-week fiscal year ending on the Saturday closest to December 31. Our fiscal years include 13 four-week reporting periods. Our first quarter of each fiscal year includes four reporting periods (or 16 weeks), while the remaining quarters include three reporting periods (or 12 weeks each quarter). Our 2010 fiscal year ended on January 1, 2011, our 2011 fiscal year ended on December 31, 2011 and our 2012 fiscal year ended on December 26, 2012 and each consisted of 52 weeks. Beginning in fiscal 2012, we revised our fiscal year to end on the last Wednesday in December, in order to facilitate aligning fiscal weeks and periods with our recently acquired subsidiary, Winn-Dixie Stores, Inc. Our 2013 fiscal year ends on December 25, 2013 and will consist of 52 weeks.

COMPARABLE STORE SALES

As used in this prospectus, the term “comparable store sales growth” refers to the percentage change in our comparable store sales as compared to the prior comparable period. We define comparable store sales as sales from continuing operations of stores that have been owned by us and open for at least a year, including stores that we remodeled or enlarged during the period and excluding stores that opened, were acquired or closed during the period. Since we did not own any Winn-Dixie stores prior to our acquisition of Winn-Dixie on March 9, 2012, sales from Winn-Dixie stores are excluded from comparable store sales for all periods through the first quarter of fiscal 2013, but are included in comparable store sales for the second quarter of fiscal 2013. This definition may differ from the methods that other retailers use to calculate comparable store sales.

As used in this prospectus, “pro forma comparable store sales” gives effect, for all periods beginning with the first quarter of fiscal 2012, to our acquisition of Winn-Dixie as if it had taken place on the first day of fiscal 2011. Pro forma comparable store sales through fiscal 2011 reflect only sales from BI-LO stores, while pro forma comparable store sales beginning with the first quarter of fiscal 2012 also include sales from Winn-Dixie stores.

In addition, in this prospectus we sometimes refer to comparable store sales growth on a “pro forma two-year stack basis,” which is computed by adding the pro forma comparable store sales growth of the period referenced and the pro forma comparable store sales growth of the corresponding fiscal period in the prior fiscal year.

RECENT TRANSACTIONS

On April 24, 2013, one of our subsidiaries entered into a sale leaseback transaction whereby our Baldwin distribution center and certain related personal property was sold to AR Capital, LLC and, immediately thereafter, we leased back the property, or the Baldwin Sale/Leaseback. See “Description of Indebtedness—Baldwin Sale/Leaseback”.

On May 10, 2013, we entered into a new eight-year supply agreement, which we refer to, as amended, as the C&S supply arrangement, under which C&S Wholesale Grocers, Inc., or C&S, agreed to provide inventory supply services for all of our stores and we agreed to purchase our retail merchandise exclusively from C&S, subject to certain exceptions. We also agreed to license the use of certain facilities to C&S, to transfer control of our existing inventory, certain equipment and other tangible assets to C&S, and to assign certain agreements related to the operation of the licensed facilities to C&S. See “Business—Sources of Supply.”

On May 27, 2013, we entered into an Agreement and Plan of Merger with Delhaize America, LLC and certain of its subsidiaries, which we refer to collectively as Delhaize, pursuant to which we agreed to acquire 155 operating supermarkets under the “Sweetbay,” “Harveys” and “Reid’s” banners, constituting substantially all stores operating under those banners, plus ten previously closed locations, for $265.0 million in cash, subject to certain adjustments, and the assumption of all related lease liabilities, including approximately $92.0 million of capital lease liabilities of Delhaize, or the Delhaize transaction. The financial information relating to the Delhaize business located elsewhere in this prospectus is based on information provided by Delhaize prepared under International Financial Reporting Standards, or IFRS.

We expect the Delhaize transaction to be completed in the first quarter of fiscal 2014. Consummation of the Delhaize transaction is subject to the satisfaction or waiver of customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act. We currently expect antitrust approval to be conditioned upon the divestiture of twelve Delhaize operating supermarkets as well as two of our existing stores. However, final antitrust approval or the successful sale of these stores to third parties could require us to divest additional stores. In addition, the Delhaize merger agreement may be terminated by either party if the initial closing is not consummated by November 30, 2014. We intend to finance the Delhaize transaction with a combination of borrowings under the ABL facility, a five-year $700 million revolving senior secured credit facility with Deutsche Bank Trust Company Americas, as administrative agent, and a lender, and Citibank N.A. and the other financial institutions party thereto as lenders, and with cash on hand. Consummation of the Delhaize transaction is not conditioned on our receipt of financing. This offering is not conditioned upon the closing of the Delhaize transaction and there can be no assurance that the Delhaize transaction will be completed. See “Summary—Our Company.”

On October 21, 2013, we sold seven leased stores to Publix Super Markets, Inc. for approximately $59 million, with an expected pre-tax gain of approximately $50 million. These seven stores are included in our total store count as of October 2, 2013, but have been reclassified as discontinued operations in our financial statements for the periods then ending and prior years.

On November 12, 2013, we completed the purchase of 22 Piggly Wiggly operating supermarkets located in South Carolina and Georgia from Piggly Wiggly Carolina Company, Inc. for a purchase price of approximately $40.7 million in cash. The 22 stores are not included in our total store count as of October 2, 2013.

On September 13, 2013, we agreed to enter into a sale leaseback transaction whereby we will sell six of our stores located in Florida and Louisiana for consideration of approximately $45 million and, immediately thereafter, we will lease back these store locations. The transaction is subject to customary conditions, including completion of due diligence by our counterparty. The transaction is expected to close in the fourth quarter of fiscal 2013.

On September 20, 2013, we issued $475 million aggregate principal amount of our 8.625%/9.375% Senior PIK Toggle Notes due 2018, which we refer to in this prospectus as our PIK toggle notes. The PIK toggle notes were sold to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S of the Securities Act of 1933, as amended. Also on September 20, 2013, we made a distribution of approximately $458 million to Lone Star from the proceeds of the offering of our PIK toggle notes.

SUMMARY

The following summary highlights selected information about us contained in this prospectus. It does not contain all of the information that may be important to you and all of the information that you should consider before you invest in our common stock. Before deciding to invest in our common stock, you should carefully review this prospectus in its entirety, including the “Risk Factors” beginning on page 16, the financial statements and the related notes appearing elsewhere in this prospectus and the Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. For more information, see “Forward-Looking Statements.” Except where the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our,” the “Company” and “our business” refer to Southeastern Grocers, Inc. and its consolidated subsidiaries, which we operate under the banners “BI-LO”, “Super BI-LO”, “BI-LO at the Beach” and “Winn-Dixie”.

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the supermarket industry. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Definitions.” In this prospectus we also reference EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin, which are not presented in accordance with U.S. generally accepted accounting principles, or GAAP. See “—Summary Selected Historical and Pro Forma Financial and Other Data” for a discussion of these non-GAAP measures, as well as a reconciliation to the most directly comparable financial measure required by, or presented in accordance with GAAP. For a glossary of defined terms used in this prospectus, please see “Business—Glossary”.

Our Company

We are a leading supermarket operator with a strong history in the Southeastern United States and a non-union work force. As of October 2, 2013, we operated 684 stores serving many key metropolitan areas in Florida, Georgia, Alabama, Louisiana, Mississippi, South Carolina, North Carolina, and Tennessee under the “Winn-Dixie”, “BI-LO”, “Super BI-LO”, and “BI-LO at the Beach” supermarket banners. We believe we are the sixth largest conventional supermarket operator in the United States based on number of stores and the second largest conventional supermarket operator in the eight states in which we operate based on aggregate number of stores in these states. We strive to differentiate ourselves from our competitors by providing our customers with a value proposition that combines conveniently located and well-maintained stores (averaging 40,000-50,000 square feet), with a strong focus on customer service, high-quality food products, and prices that are competitive with other supermarket operators in our markets. For the fiscal year ended December 26, 2012, we generated approximately $8.5 billion of net sales, approximately $103.1 million of net income (including approximately $7.6 million of tax expense) and approximately $366.1 million of adjusted EBITDA. For the 40 weeks ended October 2, 2013, we generated approximately $7.7 billion of net sales, approximately $221.8 million of net income (including approximately $59.0 million of tax benefits) and approximately $349.7 million of adjusted EBITDA. For a reconciliation of adjusted EBITDA to net income and a discussion of why we consider it useful, see “—Summary Selected Historical and Pro Forma Financial and Other Data.”

We have experienced substantial growth in recent years through a combination of organic operating initiatives and acquisitions. We have achieved strong financial results during this period, as evidenced by the following:

•	Through October 2, 2013, we achieved positive pro forma comparable store sales growth in 18 of the last 19 quarters.

•	We have achieved average pro forma comparable store sales growth of 2.7% over our last seven consecutive quarters.

•

We have grown our store count from 207 stores at January 1, 2011 to 684 stores at October 2, 2013, and we anticipate that, after giving effect to required divestitures, our pending Delhaize transaction and the recently completed Piggly Wiggly transaction will expand our store count to as many as 847 supermarkets.

•

We have increased our net income and adjusted EBITDA from fiscal year 2008 when we had a net loss of approximately $88.8 million and adjusted EBITDA of approximately $136.6 million, to net income and adjusted EBITDA of approximately $103.1 million and $366.1 million, respectively, for fiscal 2012. For a reconciliation of adjusted EBITDA to net income and a discussion of why we consider it useful, see “—Summary Selected Historical and Pro Forma Financial and Other Data.”

We operate a network of attractive, well-maintained stores and seek to locate our stores in high-traffic areas that are in close proximity to residential neighborhoods. We operate our business as a single unit with a single management team, but we operate under different banners in different markets. We generate revenues by selling an assortment of grocery products, including dry and canned groceries, frozen items, produce, dairy, meat and seafood, bread and baked goods, and other fresh product offerings. In addition, a majority of our stores include pharmacies.

On March 9, 2012, we acquired Winn-Dixie Stores, Inc. for a total cash purchase price of $559.3 million. The Winn-Dixie acquisition significantly expanded our store base and geographic market area, with no overlap in markets between BI-LO and Winn-Dixie. The Winn-Dixie acquisition has allowed us to realize significant cost savings. We have achieved over $180 million of annual run-rate cost savings from operational improvements and synergies to date and expect to realize moderate additional cost savings prior to completion of the integration. We have incurred approximately $75.8 million in upfront integration-related costs through October 2, 2013, and we anticipate we will incur modest additional costs through completion of integration. Consistent with our strategy of reducing operating costs and reinvesting these savings in the business to stimulate customer traffic, we are investing a portion of these cost savings in merchandising and pricing initiatives to drive sales.

On May 27, 2013, we entered into the Delhaize merger agreement, pursuant to which we agreed to acquire 155 operating supermarkets (subject to regulatory approvals, which may require divestitures) under the “Sweetbay”, “Harveys”, and “Reid’s” banners, for $265.0 million in cash and the assumption of all related lease liabilities, including approximately $92.0 million of capital lease liabilities. Based on information provided by Delhaize, for the 52-week period ended December 29, 2012, we believe the 143 operating supermarkets we expect to acquire net of divestitures generated approximately $1.6 billion of revenues. In addition, based on information provided by Delhaize and our management’s estimate of allocable corporate costs, we believe that the average per store operating performance of these 143 operating supermarkets for the 52-week period ended December 29, 2012 was substantially equivalent to the average per store pro forma operating performance of our stores for fiscal 2012. The financial information relating to the Delhaize business being acquired is based on information provided by Delhaize, has not been audited or otherwise been subject to auditor review, and does not give effect to any additional store divestitures that may be required. We expect the Delhaize transaction to be completed in the first quarter of 2014. In addition, on November 12, 2013, we completed the purchase of 22 Piggly Wiggly operating supermarkets for a purchase price of approximately $40.7 million in cash. These transactions, covering stores located in Florida, Georgia and South Carolina, will further build on the strength of our BI-LO and Winn-Dixie stores and will expand our customer base. Following the closing of the Delhaize transaction, we believe we will be the fifth largest conventional supermarket operator in the United States based on number of stores.

We believe our customer relationships, merchandising initiatives and experienced management team, combined with our focus on operational excellence, have positioned us to deliver strong financial results.

Our Competitive Strengths

We believe the following key competitive strengths contribute to our success:

Leading Market Positions with Well Recognized Local Banners.    We are the second largest conventional supermarket operator in the eight Southeastern states in which we operate, as defined by aggregate number of stores. We are ranked as the number one or number two conventional supermarket operator in 44 of the major metropolitan markets in which we operate, where approximately 83% of our stores are located. Our BI-LO and Winn-Dixie banners have deep local heritages that go back many decades and are well known institutions in the communities they serve. We believe our leading market positions and the strong brand recognition of our banners help generate customer traffic and loyalty.

Strategically Positioned to Capitalize on Favorable Market Demographics in the Southeastern U.S.    We believe that the Southeastern U.S. is an attractive region for supermarket retailing that is characterized by:

•	expected population growth above the national average;

•	a business-friendly environment with low relative operating costs; and

•	an established competitive landscape, including relative saturation of supercenters.

According to IHS Global Insight, the eight states in which we operate are expected to have a weighted average population growth between 2012 and 2030 of 20.1%, as compared to a weighted average population growth of 13.1% in the rest of the U.S. IHS Global Insight estimates that Florida, where 48% of our stores are located, will experience a population growth of 27.6% in this period, driven by higher birth rates compared to the national average, continuing high levels of immigration and an overall aging U.S. population that is drawn to Florida.

We believe aggressive government promotions and incentives for businesses are driving industrial growth in the Southeast. We believe that state governments across the region, seeking to create jobs for their residents, are offering attractive tax incentives for businesses that build in or relocate to these states. We believe the Southeast also offers an attractive labor market for us, with lower average wage rates than the national average and a generally non-union work force. Unlike the employees of many supermarket operators in other regions of the U.S., none of our employees are covered by a collective bargaining agreement.

We believe the competitive landscape in the Southeast is well established, with relative saturation of supercenters such as Walmart, and dollar stores such as Dollar General, Dollar Tree and Family Dollar. As of January 31, 2012, in the states we serve, there were approximately 14 Walmarts per million people, compared to approximately 9 per million in the rest of the U.S., and there were approximately 113 dollar stores per million people compared to approximately 56 per million in the rest of the U.S. Given this saturation, although the new store opening strategies of competitors operating these formats are unknown, we believe it is likely that we will be confronted with fewer new store openings by these formats in the future, compared to the rest of the U.S. Additionally, we believe we have developed an effective strategy and shopping experience to compete with these formats, as evidenced by our consistent positive pro forma comparable store sales growth over the past several years.

Compelling Customer Value Proposition that Promotes Loyalty.    We are a “high / low” operator and believe we are well positioned versus our competitors to provide quality service at competitive prices. This positioning allows us to target a broad customer base with diverse shopping needs and drive customer traffic through periodic promotions on selected items. In addition, we have developed a number of customer loyalty and merchandising initiatives, including our BONUSCARD and Customer Reward Card loyalty programs, our fuelperks! program, our $4/$10 generic Rx program and our “Real Fresh”, “Real Local” and “Real Deal” programs and initiatives.

Supported by fuelperks!, our loyalty card programs now include over 15 million active card holders. The average dollar value of loyalty card transactions was 194% greater than the average dollar value of transactions by non-card holders in the first 40 weeks of fiscal 2013. We use our loyalty card programs to track customer sales transaction data in a frequent shopper database, which enables us to target our promotions to specific customer groups. Supported by these initiatives, we have experienced positive pro forma comparable store sales growth for 18 of the last 19 quarters through the third quarter of fiscal 2013. Additionally, our last six quarters comparable store sales growth on a pro forma two-year stack basis averaged 7.2%, significantly outpacing that of our peers, which averaged 1.4% over this timeframe based on publicly available information.

Attractive, Well Maintained Stores.    Within the last five fiscal years, 46% of our stores have been remodeled. We believe our store remodels have driven further traffic to our stores. We intend to continue remodeling selected stores, focusing our capital spending decisions on the anticipated return on our investment in these remodels. We seek to locate our stores in high-traffic areas that are in close proximity to residential neighborhoods. Most of our stores occupy between 40,000 and 50,000 square feet, providing our customers with a balance of convenience and assortment.

Strong Free Cash Flow Generation and Minimal Contingent Liabilities.    Our business model relies on controlling costs, combined with a disciplined approach to capital expenditures and working capital controls to drive strong operating profits and free cash flow. We have few closed store lease liabilities and, as a non-union operator, unlike many of our public company competitors in the grocery industry, we do not have any underfunded pension plan obligations. We believe our cash flow generation is a competitive advantage that will allow for strong operational and financial flexibility.

Track Record of Expansion and Platform for Future Growth Through Acquisitions.    We acquired Winn-Dixie in March 2012, which more than tripled our store base. This year, we acquired 22 Piggly Wiggly operating supermarkets and entered into a definitive agreement with Delhaize to acquire a large number of operating stores, which we expect will further strengthen our market position in the Southeast. Our management team has gained valuable experience and established a track record of identifying and executing strategic acquisitions, and we believe that our corporate infrastructure, systems and centralized functions have the capacity to accommodate further growth through acquisitions. As a result, we believe we are well positioned to take advantage of future acquisition opportunities.

Realization of Value-Creating Synergies.    We have extensive experience in creating value through strategic acquisitions. As demonstrated by the combination of BI-LO and Winn Dixie, our increased scale allows us to lower our purchasing costs, achieve efficiencies in distribution and further decrease our fixed cost structure to improve profitability. The Winn-Dixie merger presented us with a significant opportunity to generate synergies which, in conjunction with our belief that we could more efficiently deploy capital and conduct operations at Winn-Dixie, underpinned our rationale in pursuing the acquisition. We have achieved over $180 million of annual run-rate cost savings from operational improvements and synergies to date and expect to realize moderate additional cost savings prior to completion of the integration. We have incurred approximately $75.8 million in upfront integration-related costs through October 2, 2013, and we anticipate we will incur modest additional costs through completion of integration.

Proven and Experienced Management Team.    The executive team of BI-LO Holding, which manages our operations, averages 32 years of retail industry experience. Randall Onstead, our CEO, is a 33-year industry veteran. Prior to his tenure with us, he served as Chairman and CEO of Randall’s Food Markets, Inc., a Houston-based supermarket chain, and as President of Dominick’s Finer Foods. Our management team also includes Brian Carney (Executive Vice President and Chief Financial Officer), Larry Stablein (Executive Vice President and Chief Merchandising Officer) and Mark Prestidge (Executive Vice President and Chief Operations Officer).

Mr. Onstead, as a director and as CEO, Mr. Carney and the management team have led several core initiatives, which we believe have resulted in:

•	positive pro forma comparable store sales growth in 18 of the last 19 quarters;

•

the expansion, prior to our Winn-Dixie acquisition, of BI-LO’s adjusted EBITDA margins, which increased from 5.8% in fiscal 2010 to 6.2% in fiscal 2011. For a reconciliation of adjusted EBITDA margin and a discussion of why we consider it useful, see “—Summary Selected Historical and Pro Forma Financial and Other Data”;

•	an expansion of our store base by 477 operating stores since the beginning of fiscal 2011, through the identification and execution of the Winn-Dixie acquisition; and

•	the realization of significant cost savings and synergies from the acquisition of Winn-Dixie.

Our Strategy

We plan to pursue strategies that will allow us to maintain our strong financial performance and further expand our market share and store base, including:

Continue to Drive Strong Sales Performance.    We are focused on driving additional sales and household penetration by increasing customer loyalty and attracting new customers into existing stores. We believe our promotional and merchandising programs, quality product offerings, attractive and well-maintained stores, and competitive prices will facilitate the achievement of this goal by delivering a superior and value-oriented shopping experience. We believe we have the opportunity to further increase our market share by remodeling selected stores to improve their sales productivity. Our strong focus on customer service, coupled with our well maintained store base, provides our customers with an attractive shopping experience that helps drive sales.

Continue to Focus on Growing Profitability.    We believe we can continue to grow our profitability by reducing costs, leveraging our fixed cost base and improving comparable store sales through our merchandising programs. We plan to continue reducing operating expenses in ways that do not negatively impact our customers’ shopping experience, while investing in programs that increase customer loyalty and drive top-line sales growth. Such cost reduction initiatives include inventory shrinkage reduction programs, sourcing initiatives, store process improvements, and general and administrative expense reductions. Since the Winn-Dixie acquisition, we have successfully cut expenses and realized synergies through scale efficiencies and operational improvements while at the same time improving our comparable store sales performance.

Our private label program is one example of a merchandising program that exemplifies this strategy. Private label products are similar in quality to their brand name counterparts, they benefit our customers through lower prices and they are generally more profitable to us than their branded counterparts. Private label products represented 17.8% of our sales volume and 21.6% of our unit volume for the first 40 weeks of fiscal 2013. We employ a multi-tiered private label strategy, through which we seek to satisfy the needs of customers seeking premium, standard, or value products.

Selectively Pursue Expansion Through Acquisitions and New Store Openings.    We will target new store openings in existing and adjacent markets where we believe we are well positioned to capitalize on opportunities. We will also continue to seek value enhancing store acquisitions, such as the Delhaize transaction and the Piggly Wiggly transaction, that complement our existing store base. We expect that the integration of these stores will allow us to further enhance our revenue growth, leverage our cost structure, and increase profitability.

Industry Overview

We operate in the approximately $600 billion U.S. supermarket industry, which is a highly fragmented sector, with a large number of players competing in each region and few truly national players. According to Progressive Grocer, there are approximately 37,000 supermarkets in the United States with at least $2 million of annual sales, with the top 10 supermarket operators accounting for approximately 10,000 locations or approximately 27% of total supermarkets. We believe we are the sixth largest conventional supermarket operator based on number of stores. According to Progressive Grocer, conventional supermarkets accounted for 67% of total U.S. supermarket sales in 2012, having grown their share from 65% of total U.S. supermarket sales in 2009.

According to Progressive Grocer, sales at supermarkets increased 3.1% in 2012 to $602.6 billion. This growth was partially driven by moderate food retail price inflation. The Consumer Price Index (CPI) for food at home increased 1.3% in 2012, down from a 6.0% increase in 2011. Over the past 5 years, CPI for food at home has grown by approximately 3% annually, and the U.S. Department of Agriculture is forecasting food at home inflation of 1.0% to 2.0% in 2013 and 2.5% to 3.5% in 2014.

Our stores are located in attractive markets where we have faced our primary competitors for an extended period of time. We believe the competitive landscape in our markets is well established and that we can successfully manage the incremental impact of any new competing store openings by executing our key strategies and delivering on our strong customer value proposition.

Our Sponsor

Lone Star Fund V (U.S.), L.P. and Lone Star Fund VII (U.S.), L.P., which we refer to in this prospectus, along with their affiliates and associates (excluding us and other companies that they own as a result of their investment activity), as Lone Star, or our sponsor, are part of a leading private equity firm. Since the establishment of its first fund in 1995, Lone Star has organized 11 private equity funds with aggregate capital commitments totaling over $38 billion. The funds are structured as closed-end, private-equity limited partnerships, the limited partners of which include corporate and public pension funds, sovereign wealth funds, university endowments, foundations, fund of funds and high net worth individuals. Immediately prior to this offering, Lone Star owned all of our outstanding equity interests, and will own approximately     % of our common stock immediately following consummation of this offering, assuming no exercise of the underwriters option to purchase additional shares of common stock. Therefore, we expect to be a “controlled company” under the NASDAQ corporate governance standards and to take advantage of the corporate governance exceptions related thereto.

Corporate Information

Our executive offices are located at 5050 Edgewood Court, Jacksonville, Florida 32254. Our principal mailing address is also 5050 Edgewood Court, Jacksonville, Florida 32254, and our telephone number is (904) 783-5000. Our website address is www.biloholdings.com. Information contained on our website is not part of and is not incorporated by reference into this prospectus. BI-LO, Super BI-LO, Southern Home, Winn-Dixie, and other trademarks or service marks of ours appearing in this prospectus are our property. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The following diagram summarizes our ownership and corporate structure as of November 26, 2013 and as expected to be in place following the offering:

*	Post-offering only

Summary Risk Factors

An investment in our common stock involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our common stock. If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our shares of common stock would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	We rely on a principal supplier for a substantial portion of our retail merchandise.

•	We may not realize the benefits of outsourcing operations in connection with the C&S supply arrangement, including integration synergies.

•	We operate in a highly competitive industry with low profit margins, and actions taken by our competitors can negatively affect our results of operations.

•	Adverse economic conditions could negatively affect our results of operations and financial condition.

•	Failure to execute successfully our core strategic initiatives could adversely affect us.

•	We may not fully realize the benefits of integrating our Winn-Dixie acquisition, including merger integration synergies.

•

This offering is not conditioned upon the closing of the Delhaize transaction, and there can be no assurance that the Delhaize transaction will be completed or, if completed, that we will obtain all of the anticipated benefits therefrom.

•	We may not fully realize the anticipated benefits of the Delhaize and Piggly Wiggly transactions.

•

Our operating costs can be significantly impacted by various factors, including fluctuations in fuel and oil prices, increases in the cost of electricity and other utilities, commodity prices and bank fees, and changes in federal and state minimum wage laws and other laws relating to employee benefits, which could negatively affect our financial position.

•	Our high level of fixed lease obligations could adversely affect our business.

•

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to plan for and react to changes in the economy, our industry or our business, and we may not be able to generate sufficient cash to service all of our indebtedness.

•	Restrictive covenants in the agreements governing our indebtedness may adversely affect our operations.

•	Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•

Lone Star owns a substantial portion of our common stock, it may have conflicts of interest with other stockholders in the future and its significant ownership may limit your ability to influence corporate matters.

•	If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

Conflicts of Interest

Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, each of whom are underwriters in this offering, are, or their affiliates are, expected to receive more than 5% of the net proceeds of this offering in connection with the prepayment of a portion of our ABL facility. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of Financial Industry Regulatory Authority, or FINRA, Rule 5121, which requires a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto, and                      has served in that capacity and will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify                      against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. To comply with FINRA Rule 5121,                      will not confirm sales to any account over which it exercises discretionary authority without the specific written approval of the transaction of the accountholder. See “Underwriting—Conflicts of Interest.”

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares from us	shares

Use of proceeds	We estimate our net proceeds from this offering will be approximately $ million, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•

$         million to make a one-time payment to Lone Star, an affiliate of our controlling stockholder, in consideration for the termination of our asset advisory agreement with affiliates of Lone Star upon consummation of this offering as described under “Certain Relationships and Related Party Transactions—Relationships with Lone Star and Affiliate—Asset Advisory Fees”;

•	to repay approximately $ million of outstanding indebtedness, including amounts outstanding in respect of our senior secured notes, the ABL facility and/or our PIK toggle notes; and

•	the remainder for working capital and other general corporate purposes.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Dividend policy	Following the consummation of this offering our board of directors expects to implement a regular, cash dividend program. Whether we will declare such dividends, however, and their timing and amount, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including our financial results, cash requirements and financial condition, our ability to pay dividends under our debt financing agreements and any other applicable contracts, and other factors deemed relevant by our board of directors.

NASDAQ Global Select Market symbol	“SEG”

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of                     , 2013 and excludes              shares reserved for issuance under our equity incentive plan (of which no options to purchase shares had been granted as

of such date) of which we intend to grant options to purchase              shares to our executive officers and certain director nominees under our equity incentive plan at the time of the pricing of this offering with an exercise price equal to the initial public offering price.

Unless otherwise indicated, this prospectus:

•

assumes the completion of our corporate conversion, as a result of which all membership interests of Southeastern Grocers, LLC will be converted into shares of common stock of Southeastern Grocers, Inc.;

•	assumes an initial public offering price of $ per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of our common stock.

Summary Selected Historical and Pro Forma Financial and Other Data

The following table sets forth our summary selected historical and pro forma financial and other data for fiscal 2010, fiscal 2011 and fiscal 2012. We derived the summary selected historical financial data as of December 31, 2011 and December 26, 2012 and for fiscal 2010, fiscal 2011 and fiscal 2012 (retrospectively adjusted for discontinued operations) from the audited consolidated financial statements which are included elsewhere in this prospectus. We derived the summary selected financial information as of January 1, 2011 from our audited consolidated financial statements which are not included in this prospectus. We derived the summary selected historical financial data as of October 2, 2013 and for the 40-week periods ended October 6, 2012 (retrospectively adjusted for discontinued operations) and October 2, 2013 from the unaudited condensed consolidated financial statements which are also included elsewhere in this prospectus. We derived the summary historical financial data as of October 6, 2012 from our unaudited condensed consolidated financial statements which are not included in this prospectus. Such unaudited financial information has been prepared on a basis consistent with the annual audited financial statements. In the opinion of management, such unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of these data. The results for the 40-week periods ended October 6, 2012 and October 2, 2013 are not necessarily indicative of the results for a full year or for any future period. The information included under “Other Financial and Store Data” was derived from our accounting records.

The summary selected historical financial information as of the end of and for fiscal 2012 and as of and for the 40-week period ended October 6, 2012 includes Winn-Dixie results since the acquisition date of March 9, 2012. The summary selected pro forma financial and other data as of the end of and for fiscal 2012 gives pro forma effect to the Winn-Dixie acquisition as of the first day of fiscal 2012 and should be read in conjunction with the “Unaudited Pro Forma Combined Financial Information.”

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the complete historical financial statements and related notes thereto included elsewhere in this prospectus.

				Pro Forma	40-Week Period Ended
	Fiscal 2010 (52 weeks)(1)	Fiscal 2011 (52 weeks)(1)	Fiscal 2012 (52 weeks)	Fiscal 2012 (52 weeks)(2)	October 6, 2012	October 2, 2013
	(In millions of dollars, except Per Share and Other Financial and Store Data)
Statement of Operations Data:
Net sales	$2,521.3	$2,654.1	$8,491.9	$9,591.6	$6,259.2	$7,745.0
Gross profit(3)	662.6	693.3	2,321.5	2,645.8	1,718.3	2,089.5
Operating, general and administrative expenses	592.4	597.2	2,109.4	2,408.3	1,577.0	1,858.0
Interest expense	61.2	84.8	76.6	80.7	57.3	68.2
Income tax provision (benefit)	3.3	4.1	7.6	7.5	4.7	(59.0)
Income from continuing operations	9.9	7.2	127.9	149.2	79.4	222.2
Income (loss) from discontinued operations	5.2	(1.6)	(24.8)	(22.4)	(25.2)	(0.5)
Net income	$15.0	$5.7	$103.1	$126.8	$54.2	$221.8

Per Share Data:
Pro forma basic and diluted earnings per share(4)
As adjusted pro forma basic and diluted earnings per share(4)(5)

Balance Sheet Data (end of period):
Total assets	$768.4	$793.0	$2,171.7		$2,152.8	$2,149.9
Long-term debt (including current portion)(6)	187.3	285.0	655.9		531.0	990.1
Obligations under capitalized leases	84.4	79.3	112.3		51.0	66.9
Other financing obligations(7)	201.8	185.4	176.3		246.8	267.1
Other long-term liabilities (including long term portion of self-insurance liabilities)	27.2	26.7	241.7		243.3	241.4
Total membership interests (deficiency)	47.2	(23.1)	75.5		173.2	(146.0)
Working capital	105.5	126.8	236.3		241.3	293.2

Cash Flow Data:
Net cash provided by operating activities before reorganization items	$89.3	$88.6	$273.6		$204.2	$168.4
Net cash provided by (used in) financing activities	10.9	(16.0)	283.0		286.8	(41.9)
Net cash (used in) investing activities	(17.1)	(46.9)	(555.0)		(528.9)	(149.6)
Net cash provided by continuing operations	17.4	25.7	1.7		(38.0)	(23.0)
Capital expenditures	17.9	47.7	140.9		112.7	94.9

Other Financial and Store Data:
Adjusted EBITDA(8)	$145.7	$163.7	$366.1	$407.1	$268.9	$349.7
Adjusted EBITDAR(8)	$166.4	$183.8	$530.3	$601.0	$388.4	$504.4
Number of stores (at end of period)	207	207	689		688	684
Average sales per store (000s)	$12,608	$13,338	$14,422		$11,168	$11,353
Average store size (in square feet) (000s)	43	43	46		46	46
Total square feet (at end of period) (000s)	8,857	8,857	31,517		31,676	31,328
Sales per average square foot	$295	$312	$317		$246	$246
Comparable store sales increases (decreases) (%)(9)	3.8	5.5	3.2		3.3	0.5
Pro forma comparable store sales increases (decreases) (%)(10)	—	—	3.8		3.6	1.3

(1)	Amounts include only results of BI-LO stores.
(2)	Pro forma adjustments include Winn-Dixie’s financial information for the unpublished results from January 12, 2012 to March 9, 2012 to approximate our 52-week fiscal period ended December 26, 2012. See “Unaudited Pro Forma Combined Financial Information.” Pro forma adjustments do not include the Baldwin Sale/Leaseback, the Delhaize and Piggly Wiggly transactions, the C&S supply arrangement or the issuance of our PIK toggle notes.
(3)	Gross profit is defined as total revenues less merchandising costs, including warehousing and transportation expenses.
(4)	Assumes all shares of common stock issued by us in this offering were outstanding for the entire period because the approximately $458 million dividend declared on September 20, 2013, exceeds net income for the applicable period.

(5)	Assumes the proceeds from this offering are used to repay indebtedness. See “Use of Proceeds.”
(6)	Long-term debt includes the loan balance under any revolving credit facility then outstanding (but not outstanding letters of credit). As of the end of fiscal 2011 and fiscal 2012, and as of October 2, 2013, long-term debt includes $285.0 million, $430.9 million, and $430.2 million, respectively attributable to our senior secured notes due 2019. As of October 2, 2013, long-term debt also includes $470.3 million attributable to our PIK toggle notes.
(7)	Other financing obligations exclude obligations related to land which will not require future cash payments, and for which there are related land assets recorded, that will offset the obligation at the end of the financing term, resulting in no gain or loss. In addition, on April 24, 2013, we sold our only owned warehouse located in Baldwin, Florida for gross proceeds of approximately $99.8 million and subsequently leased the property back for an initial period of 20 years with four five-year extension options. The transaction will be accounted for similar to a nonqualified sale-leaseback. The related assets will remain on the balance sheet and continue to be depreciated. An other financing obligation was recorded for the amount of consideration received, and will be amortized over the life of the lease.
(8)	EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. None of EBITDA, adjusted EBITDA, adjusted EBITDAR or adjusted EBITDA margin is a measurement of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define EBITDA as earnings before interest expense, income taxes, depreciation and amortization and income (loss) from discontinued operations. We define adjusted EBITDA as EBITDA plus (minus) (a) reorganization losses (gains), (b) charges related to certain corporate transactions, (c) other charges related to our bankruptcy proceedings, (d) merger and integration costs, (e) losses from closed stores, (f) losses (gains) on asset disposals, (g) impairment expense, (h) franchise taxes and (i) fees and expense reimbursements to our sponsor. We define adjusted EBITDAR as adjusted EBITDA plus rent expense. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of net sales. We caution investors that amounts presented in accordance with our definitions of EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin in the same manner. We present EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation and amortization, as well as items that are not part of normal day-to-day operations of our business. Management and our principal stockholder use EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin:

•

as a measurement of operating performance because they assist us in comparing the operating performance of our stores on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies;

•	to evaluate our capacity to fund capital expenditures and expand our business; and

•	to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

By providing these non-GAAP financial measures, together with a reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Items excluded from these non-GAAP measures are significant components in understanding and assessing financial performance. In addition, the instruments governing our indebtedness use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our consolidated financial statements and in accordance with GAAP as indicators of financial performance. Some of the limitations of non-GAAP financial measures are:

•	such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•	such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA, adjusted EBITDA, adjusted EBITDAR and adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally.

The following table reconciles EBITDA, adjusted EBITDA and adjusted EBITDAR to the most directly comparable GAAP financial performance measure, which is net income (loss):

				Pro Forma	40-Week Period Ended
	Fiscal 2010 (52weeks)(a)	Fiscal 2011 (52weeks)(a)	Fiscal 2012 (52weeks)	Fiscal 2012 (52weeks)(b)	October 6, 2012	October 2, 2013
	(In millions of dollars, except for margin data)
Reconciliation of EBITDA and EBITDAR:
Net income	$15.0	$5.7	$103.1	$126.8	$54.2	$221.8
Plus:
Depreciation and amortization expense(c)	61.5	51.4	95.8	103.3	66.1	92.3
Interest expense	61.3	84.8	76.6	80.7	57.3	68.2
Income tax provision (benefit)	3.3	4.1	7.6	7.5	4.7	(59.0)
(Income) loss from discontinued operations	(5.2)	1.6	24.8	22.4	25.2	0.5
EBITDA	$135.9	$147.6	$307.9	$340.8	$207.5	$323.8
Plus:
Charges related to bankruptcy proceedings and corporate reorganization(d)	2.3	7.0	4.2	4.2	4.1	—
Loss from closed stores	8.7	0.3	2.2	2.0	1.6	1.6
(Gain) on assets disposals	(0.5)	—	(0.9)	(0.8)	(0.3)	7.4
Impairment expense	1.6	0.6	—	—	—	—
Franchise taxes	0.4	0.4	0.6	0.5	0.4	0.4
Fees and expense reimbursement to our sponsor(e)	1.5	4.5	2.5	2.5	1.5	3.3
Merger and integration costs	—	3.4	59.9	68.1	54.1	21.7
Other nonoperating (income)	(4.2)	(0.1)	(10.3)	(10.2)	—	(8.5)
Adjusted EBITDA	$145.7	$163.7	$366.1	$407.1	$268.9	$349.7
Plus:
Rent expense(f)	20.7	20.1	164.2	193.9	119.5	154.7
Adjusted EBITDAR	$166.4	$183.8	530.3	$601.0	$388.4	$504.4
Adjusted EBITDA margin	5.8	6.2	4.3	4.2	4.3	4.5

(a)	See footnote 1 above.
(b)	See footnote 2 above.
(c)	Fiscal 2012 and fiscal 2013 periods include depreciation and amortization related to acquired Winn-Dixie warehouse and transportation assets, which is a component of cost of sales on the condensed consolidated statements of operations.
(d)	Includes legal and other costs incurred to defend litigation related to Bruno’s Supermarkets, LLC (a former subsidiary).
(e)	During fiscal 2012, $3.8 million of fees and expenses paid to our sponsor was included in the merger and integration costs.
(f)	Fiscal 2012 and fiscal 2013 periods include rent expense relating to acquired warehouse and transportation facilities and equipment.

(9)	We define comparable store sales as sales from continuing operations stores, including stores that we remodeled or enlarged during the period and excluding stores that opened, were acquired or closed during that period.
(10)	Pro forma comparable store sales gives effect, for all periods beginning with the first quarter of fiscal 2012, to the Winn-Dixie acquisition assuming it occurred January 2, 2011.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included in this prospectus, before making a decision to invest in our common stock. Any of the following risks, as well as other risks and uncertainties, could harm our business, financial condition, results of operations and cash flows and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to Our Business

We rely on a principal supplier for a substantial portion of our retail merchandise.

We rely on a single supplier, C&S, to provide all of the retail merchandise (other than merchandise that is delivered directly from the manufacturers to our stores (known as “direct store delivery”) and prescription drugs) pursuant to a long-term supply agreement. As of October 2, 2013, C&S supplied approximately 80% of our retail merchandise. On May 10, 2013, we entered into the C&S supply arrangement in which the scope of C&S’s services has been expanded to cover the Winn-Dixie stores. Under the C&S supply arrangement, C&S will supply all of the retail merchandise (other than direct store delivery and prescription drugs) to all of our 684 stores as of October 2, 2013, including the 478 stores under the Winn-Dixie banner. See “Business—Sources of Supply.” This will result in a substantially higher proportion of our merchandise being supplied by one supplier. We anticipate approximately 75-80% of our retail merchandise will be supplied by C&S under this arrangement.

Due to our significantly increased reliance on C&S to supply our merchandise, the cancellation of the C&S supply arrangement or the disruption, delay or inability of C&S to deliver products to our stores could have a material adverse effect on our business. Other suppliers that could provide similar products are limited in number and there is no assurance that we would be able to secure an alternative supplier on commercially reasonable terms or at all. In addition, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would have a material adverse effect on our business, financial condition and results of operations.

We may not realize the benefits of outsourcing operations in connection with the C&S supply arrangement, including integration synergies.

To be successful in our recent logistics outsourcing to C&S, we will need to turn over certain warehouse and trucking operations and personnel to C&S in a manner that does not disrupt store operations or supply and integrate our ordering and purchasing systems. This will require substantial management attention and could distract attention from our day-to-day business. If we cannot implement the C&S supply arrangement successfully, we may fail to realize the expected benefits and our operations could be adversely affected. In addition, any interruption of supply to our store locations could lead to a loss of sales. We expect that the C&S supply arrangement will result in significant savings on the cost of inventory and supplies if successfully implemented. There can be no assurance that any of these savings will in fact be realized.

We operate in a highly competitive industry with low profit margins, and actions taken by our competitors can negatively affect our results of operations.

We compete with various types of retailers, including local, regional and national supermarket operators, convenience stores, retail drug chains, national general merchandisers and discount retailers, membership clubs, super-centers, warehouse stores and independent and specialty grocers. Our competitors include national and regional supermarket chains that compete on the basis of location, quality of products, service, price, product mix, store conditions and promotional offerings. We also face heightened competition from restaurants and fast food chains due to the increasing portion of household food expenditures directed to the purchase of food prepared outside the home. In addition, over the past several years, we have experienced a significant number of competitor store openings in the regions in which we operate.

Our industry is highly competitive with low profit margins. Pricing is a significant driver of consumer choice in our industry and we regularly engage in price competition, particularly through our promotional programs. To the extent that our competitors lower prices, through increased promotional activity or otherwise, our ability to maintain gross profit margins and sales levels may be negatively impacted. Several of our primary competitors are larger than we are, have greater financial resources available to them and, therefore, may be able to devote greater resources to invest in pricing and promotional programs. Additionally, we may not have sufficient resources to respond to significant investments by our competitors in pricing or promotional programs or store base.

Actions taken by our competitors may have a material adverse effect on our business, financial condition and results of operations.

Adverse economic conditions could negatively affect our results of operations and financial condition.

The retail food industry is sensitive to changes in overall economic conditions that impact consumer spending and purchasing habits, both nationally and locally. General economic conditions in our market areas, such as higher levels of unemployment, weakness in the housing market, inflation in food and energy, and lagging consumer confidence, could reduce consumer spending and cause consumers to switch to a less expensive mix of products or trade down to discounters for grocery items. Furthermore, we may experience additional reductions in traffic in our supermarkets or limitations on the prices that we can charge for our products, either of which may reduce our sales and profit margins and have a material adverse effect on our business, financial condition and results of operations.

Failure to execute successfully our core strategic initiatives could adversely affect us.

Our multi-year strategic initiatives include building customer loyalty, improving our brand image and growing profitable sales. Over the last several years, we have focused on creating a positive, “fresh and local” shopping experience in our stores which we expect will further evolve and improve our brand image. Our strategy focuses on improving our customers’ shopping experiences through improved service, product selection and price.

Successful execution of this strategy requires a balance between sales growth and generating cost savings and reinvesting in our business. Maintaining this strategy requires the ability to develop and execute plans to generate cost savings and productivity improvements that can be invested in the merchandising and pricing initiatives necessary to support our customer-focused programs, as well as recognizing and implementing organizational changes as required. Because many of our operating costs—such as rent, utilities and minimum labor staffing levels—are largely fixed, low levels of sales productivity negatively impact profitability.

If we are unable to execute our plans, or if our plans fail to meet our customers’ expectations, our business, financial condition and results of operations could be adversely affected.

We may not fully realize the benefits of integrating our Winn-Dixie acquisition, including merger integration synergies.

While we have operated for over five full fiscal quarters since our acquisition of Winn-Dixie, work remains to be done to combine and integrate the operations of BI-LO and Winn-Dixie into one company, with particular emphasis on aligning and upgrading key retail information technology and related systems. Integration will continue to require substantial management attention and could detract attention from day-to-day business. We could encounter difficulties in the integration process, such as the need to revise assumptions about revenues, capital expenditures, operating costs and projected cost savings and merger integration synergies, the loss of key employees or commercial relationships, the need to address unanticipated liabilities or the deployment of technologies disrupting on-going operations and affected stores. If we cannot continue to integrate the BI-LO and Winn-Dixie businesses successfully, we may fail to realize fully the expected benefits of the acquisition of Winn-Dixie, including the expected cost savings and merger integration synergies.

This offering is not conditioned upon the closing of the Delhaize transaction, and there can be no assurance that the Delhaize transaction will be completed or, if completed, that we will obtain all of the anticipated benefits therefrom.

In May 2013, we signed a definitive merger agreement under which we will acquire substantially all of the operating supermarkets under the “Sweetbay,” “Harveys” and “Reid’s” banners from Delhaize and certain of its subsidiaries for $265.0 million in cash (subject to certain adjustments) and the assumption of all related lease liabilities, including approximately $92.0 million of capital lease liabilities of Delhaize. We expect the Delhaize transaction, in which we expect to acquire 155 operating supermarkets, to be completed in the first quarter of 2014, subject to the satisfaction or waiver of customary closing conditions. Either party may terminate the agreement if the closing does not occur by November 30, 2014. This offering is not conditioned upon the closing of the Delhaize transaction and there can be no assurance that the Delhaize transaction will be completed.

Completion of the Delhaize transaction is conditioned upon, among other things, the receipt of certain governmental clearances or approvals, including those required by antitrust laws, such as the expiration or termination of applicable waiting periods under the HSR Act. On July 8, 2013, the Federal Trade Commission, or the FTC, issued a request for additional information, or a second request, to us and Delhaize. The FTC has indicated on a preliminary basis that it believes the transaction may raise competitive concerns in certain regions and has indicated that divesting certain stores will be a condition to the FTC’s approval of the transaction. We cannot assure you antitrust clearances or approvals will be obtained or, if obtained, when. In addition, the governmental authorities from which these approvals are required have broad discretion in administering the governing regulations. As a condition to approval of the acquisition, we currently expect these governmental authorities to require us to divest twelve Delhaize operating supermarkets, as well as two of our existing stores. However, these governmental authorities may impose additional requirements, limitations or costs or require additional divestitures or place restrictions on the conduct of our business after the completion of the acquisition.

If we become subject to any term, condition, obligation or restriction (whether by governmental order, consent or because the terms of the merger agreement require it), the imposition of such term, condition, obligation or restriction could reduce the anticipated benefits of the Delhaize transaction or otherwise materially adversely affect our business and results of operations after the completion of the Delhaize transaction.

We may not fully realize the anticipated benefits of the Delhaize and Piggly Wiggly transactions.

Integration of the Delhaize and Piggly Wiggly transactions will require substantial management attention and could detract attention from day-to-day business. We could encounter difficulties in the integration process of the Delhaize and Piggly Wiggly transactions, such as the need to revise assumptions about revenues, capital expenditures, operating costs and projected cost savings and business integration synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If we cannot integrate the businesses successfully, we may fail to realize fully the expected benefits of the Delhaize and Piggly Wiggly transactions.

Our operating costs can be significantly impacted by various factors which could negatively affect our financial position.

We and our suppliers depend on trucks to distribute goods to our markets. Therefore, fluctuations in fuel and oil prices affect our cost of doing business. Increases in the cost of electricity, which will remain our responsibility under the C&S supply arrangement, and other utilities affect the cost of illuminating and operating our stores and warehouse and distribution facilities. Many products we sell include ingredients such as wheat, corn, oils, milk, sugar, cocoa and other commodities and any increase in commodity prices may cause our vendors to seek price increases from us. Also, the cost of plastic and paper bags can be significantly impacted by increases in commodity prices. The cost of our promotional mailings depends on postal rates and paper and printing costs. We also rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. In addition, as the use of payment cards grows and banks continue to raise their fees for accepting payment cards at the point of sale, bank interchange fees continue to decrease profit margins. Furthermore, changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefit costs. We may not be able to recover these or other rising costs through increased prices charged to our customers. Increases in the cost of one or more of these or other items could have a material adverse effect on our business, financial condition and results of operations.

Changes in laws, rules and regulations affecting our industry could adversely affect our results of operations.

We are subject to numerous federal, state and local laws, rules and regulations that affect our business, such as those affecting food manufacturing, food and drug distribution and retailing, labor and environmental practices, accounting standards and taxation requirements. We must also comply with numerous provisions regulating, among other things, health and sanitation standards, food labeling and safety, equal employment opportunity, minimum wages, and licensing for the sale of food, drugs, and alcoholic beverages.

Ongoing efforts related to the implementation of recently enacted food safety and health care reform legislation create uncertainty about the probability and impact of future regulatory changes. In addition, new mandates, fees and taxes and stricter regulatory oversight can significantly impact operations and compliance costs.

We cannot predict future laws, rules and regulations or the effect they will have on our operations. In any event, however, they could significantly increase the cost of doing business. These changes could result in additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling. Any or all of these requirements could have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our customers rely on food stamps and other governmental assistance programs to supplement their grocery-shopping budget. As a result, any change in the ability of our customers to obtain food stamps and other governmental assistance could have a material adverse effect on our business, financial condition and results of operations.

Healthcare reform legislation could adversely affect our business.

The Federal Patient Protection and Affordable Care Act as well as other healthcare reform legislation considered by Congress and state legislators could significantly impact our business. These health care reform laws require employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. We cannot predict the effects this legislation or any future state or federal healthcare legislation or regulation will have on our business because of the breadth and complexity of the legislation and because many of the rules, reforms and regulations required to implement these laws have not yet been adopted. However, we expect these reforms to significantly increase our employee healthcare and other related costs. Specifically, we expect the overall impact of the Affordable Care Act to increase these costs by approximately $8 million to as much as $23 million annually over the course of implementation. We are currently evaluating the potential impact the healthcare reform legislation will have on our business and the steps necessary to mitigate the impacts, including potential modifications to our current benefit plans, operational changes to minimize the impact of the legislation to our cost structure and other changes to minimize the expected cost increases. These mitigation efforts may reduce some or all of the added costs noted above. However, as the provisions of this legislation are phased in over time, the estimated costs could increase and the resulting changes to our healthcare cost structure and any inability to effectively modify our programs and operations in response to this legislation could have a material adverse effect on our business, financial conditions and results of operations.

Disruptions or compromises in our information technology systems could adversely affect our operations and our reputation and have a material adverse effect on our business.

Our business is increasingly dependent on information technology systems that are complex and vital to continuing operations. If we were to experience difficulties maintaining existing systems or integrating BI-LO systems with Winn-Dixie systems, we could incur significant losses due to disruptions in our operations. Our information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and user errors. Our information technology systems are also subject to security breaches, including cyber security breaches and breaches of transaction processing, that could result in the compromise of confidential customer data, including debit and credit cardholder data or personal information about customers from their frequent shopper cards. Any disruptions in information technology systems or a security breach could require that we expend significant additional resources related to our information security systems, adversely affect our reputation with our customers, result in litigation against us or the imposition of penalties and adversely affect our results of operations. Also, various third parties, such as our suppliers and payment processors, rely on information technology systems, which are subject to the same risks.

We face risks inherent in providing pharmacy services at our stores, and continued reimbursement rate pressures and increased regulatory requirements in the pharmacy industry may adversely affect our business and results of operations.

Pharmacies are exposed to risks such as filling and labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. Although we maintain professional liability and errors and omissions liability insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims or that we will be able to maintain this insurance on acceptable terms in the future or at all. Our business, financial condition and results of operations may be materially adversely affected if, in the future, our insurance coverage is inadequate or unavailable, there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of a claim.

Sales of prescription drugs reimbursed by third party payers, including Medicare Part D and state sponsored Medicaid agencies, represent a significant portion of our pharmacy sales. Continued reimbursement rate pressures, and increased regulatory requirements related to such third party payers, may adversely affect our business and results of operations.

Unexpected changes in the insurance market or factors affecting self-insurance reserve estimates could have a material adverse effect on us.

We use a combination of insurance coverage and self-insurance to provide for potential liability for workers’ compensation, general liability, property losses, fleet liability, employee benefits and directors and officers liability. There is no assurance that we will be able to continue to maintain our insurance coverage or obtain comparable insurance coverage at a reasonable cost. Self-insurance reserves are determined based on actual claims experience and an estimate of claims incurred but not reported including, where necessary, actuarial studies. Actuarial projections of losses are subject to a high degree of variability caused by, but not limited to, such factors as future interest and inflation rates, future economic conditions, litigation trends and benefit level changes. Our business, financial condition and results of operations could be adversely affected by an increase in the frequency or costs of claims and changes in actuarial assumptions.

Litigation or legal proceedings could expose us to significant liabilities and may materially adversely affect our businesses, financial condition and results of operations.

Our operations are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may be a party to individual personal injury, product liability and other legal actions in the ordinary course of our business. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our business, financial condition and results of operations.

Product liability claims, product recalls and the resulting unfavorable publicity could adversely affect us.

The packaging, marketing, distribution and sale of grocery, drug and other products purchased from suppliers or manufactured by us entails an inherent risk of product liability claims, product recalls and the resulting adverse publicity. Such products may contain contaminants that we may inadvertently distribute. These contaminants may, in certain cases, result in illness, injury or death if processing at the consumer level does not eliminate the contaminants. Even an inadvertent shipment of adulterated products is a violation of law and may lead to a product recall and/or an increased risk of exposure to product liability claims. There can be no assurance that such claims will not be asserted against us or that we will not be obligated to perform product recalls in the future. If a product liability claim is successful, our insurance coverage may not be adequate to pay all liabilities, and we may not be able to continue to maintain such insurance coverage or obtain comparable insurance coverage at a reasonable cost. If we do not have adequate insurance coverage or contractual indemnification available, product liability claims relating to defective products could have an adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the adverse publicity surrounding any assertion that our products caused illness or injury could have an adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations.

Failure to maintain the services of key personnel, as well as attracting, training and retaining a qualified labor staff could adversely affect our ability to carry out strategic initiatives and ultimately impact our financial performance.

Our continued success depends on the availability and performance of our key personnel. The loss of the services of any of our executive officers or other key employees could adversely affect our business. In addition, it is critical that we are able to adequately meet our labor needs. Maintaining a qualified labor staff, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we are located, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation.

We must maintain the services of key personnel as well as attract, train and retain a qualified labor staff in order to continue to operate our business.

The geographic concentration of our locations in the Southeast increases our exposure to the risks of the local economy, vulnerability to severe storm damage and other local adverse conditions.

Our operations are concentrated in states along the Gulf of Mexico and the Atlantic Ocean, which makes us vulnerable to regional economic downturns and increases the likelihood of being negatively affected by hurricanes and windstorm activity. Specific risks that we face include:

•	our ability to re-open stores that may close as a result of damage to the store and/or the operating area;

•	our ability and the ability of our suppliers to continue to distribute products to stores;

•	our ability to fund losses of inventory and other costs in advance of receipt of insurance payments; and

•	our ability to collect on insurance coverage, which is subject to the solvency of our insurance carriers, their approval of our claims and the timing of claims processing and payment.

Any unforeseen events or circumstances in our region (such as changes in the economy, weather conditions, including hurricanes and floods, earthquakes, fires, demographics, population outflows or increased levels of unemployment) could also materially adversely affect our business, financial condition and results of operations.

Any failure to maintain our brand recognition and value may adversely affect our business.

We believe our leading market positions have contributed to our banners’ strong brand recognition and value. Our BI-LO and Winn-Dixie banners have deep local heritages that go back several decades and are well known institutions in the communities they serve, which we believe helps generate customer traffic and loyalty. Maintaining and developing our brand recognition and value will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality customer service. In addition, brand recognition and value is based in large part on perceptions of subjective qualities, and even isolated incidents can erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation. Our company, including our brand recognition and value, could be adversely affected if our public image or reputation is tarnished by negative publicity. Any loss of confidence on the part of customers in our brands would be difficult and costly to overcome and could have a material adverse effect on our business, financial condition and results of operations.

Attempts to organize our employees could adversely affect our business.

None of our employees are currently subject to a collective bargaining agreement, unlike many players in our industry. Unions may attempt to organize some or all of our employee base at certain stores, within certain states or under one or more of our banners. In addition, some or all of our employees may independently explore the possibility of organizing. Addressing any attempts at organization may distract management and our employees and could have a material adverse effect on individual stores, certain groups of stores or our business as a whole. In addition, any attempts to unionize some or all of our workforce that are successful could increase our operating costs and otherwise negatively affect our business, financial condition and results of operations.

We may be unable to maintain or increase comparable store sales, which could adversely affect our business.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the past. Our comparable store sales could be inconsistent with or lower than our historical average or prior periods for many reasons, including:

•	actions by our existing or new competitors, including pricing changes;

•	general U.S. economic and political conditions;

•	performance of the stores and banners we have acquired and those that we may acquire in the future;

•	the effectiveness of our inventory management;

•	timing and effectiveness of our marketing activities;

•	supply shortages; and

•	seasonal fluctuations due to, among other things, extreme weather conditions.

These and other factors may cause our comparable store sales to be inconsistent with or materially lower than in prior periods, which could have a material adverse effect on our business, financial condition and results of operations.

Our high level of fixed lease obligations could adversely affect our business.

Our high level of fixed lease obligations require us to commit a significant portion of cash generated by operating activities to satisfy these obligations. If we are unable to make the required lease payments, the lenders or owners may take appropriate action under the applicable lease, including commencing foreclosure activities, repossessing the applicable assets or accelerating our outstanding obligations due thereunder. Furthermore, our fixed lease obligations could increase because of changes in the real estate markets, including the availability of attractive store locations.

We generally cannot terminate our leases. If we decide to close or relocate a location, we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the remaining lease term. We are currently obligated to pay rent under leases for 21 Winn-Dixie and BI-LO locations that have been closed, with lease expiration dates ranging from October 2013 to November 2023. There can be no assurances that we will not close or relocate additional store locations or that the aggregate rent we are committed to pay in respect of closed or relocated stores will not increase over time.

Risks Related to our Indebtedness

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to plan for and react to changes in the economy, our industry or our business, and we may not be able to generate sufficient cash to service all of our indebtedness.

As of October 2, 2013, our total consolidated indebtedness was approximately $1,323.6 million (excluding $127.1 million of letters of credit under our senior secured ABL credit facility). In addition, as of October 2, 2013, we had approximately $1.0 billion in other current and noncurrent liabilities recorded on our balance sheet, and there was approximately $418.0 million of available borrowings under the ABL facility. Our significant leverage could have important consequences, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes;

•

it may require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing availability of our cash flow to fund our operations, capital expenditures and business opportunities;

•	because borrowings under the ABL facility are at variable rates of interest, we may be exposed to the risk of increased interest rates;

•

it may limit our flexibility in planning for, or our ability to adjust to, changes in our business or the industry in which we operate and place us at a competitive disadvantage compared to less-leveraged competitors; and

•	we may be vulnerable to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including the ABL facility or the indentures governing our 9.25% senior secured notes due 2019 and our PIK toggle notes. If we face substantial liquidity problems, we might be required to dispose of material assets or operations to meet our debt service and other obligations. The credit agreement governing the ABL facility and the indentures governing our senior secured notes and our PIK toggle notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions and these proceeds may not be adequate or available to meet any debt service obligations then due.

Restrictive covenants in the agreements governing our indebtedness may adversely affect our operations.

The agreements governing our indebtedness contain various covenants that limit our ability to, among other things:

•	incur, assume or guarantee additional indebtedness;

•	make dividend payments or other restricted payments;

•	make investments;

•	create liens;

•	transfer or sell assets, including stock of our subsidiaries;

•	enter into certain types of transactions with affiliates; and

•	enter into mergers, consolidations or sales of all or substantially all of our assets.

The ABL facility also requires us to maintain specified financial ratios and satisfy other financial condition tests under certain conditions based on the amount available for borrowing under the ABL facility. The ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet them. These restrictions and any inability to meet the financial ratios and tests could have a material adverse effect on our business, financial condition and results of operations.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our borrowings under the ABL facility bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same, and our net income would decrease. A hypothetical 0.50% increase in LIBOR rates applicable to borrowings under the ABL facility would result in an estimated increase of $3.5 million per year of interest expense related to such debt, assuming the ABL facility is fully borrowed.

Risks Related to this Offering and Ownership of our Common Stock

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, and if developed, the extent to which it will be sustained, or how liquid any trading market might become. The initial public offering price for our common stock was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. If you purchase shares of our common stock, you may not be able to sell those shares at or above the initial offering price. The lack of an active market may also reduce the fair market value of your shares. An inactive market may impair our ability to raise capital by selling shares of capital stock in the future and may impair our ability to acquire other companies by using our shares as consideration. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you buy at the time you wish to sell them or at a price that you consider reasonable.

Our stock price may be volatile, the market price of our common stock may decline and you could lose all or a significant part of your investment.

Even if an active trading market for our common stock develops, the market price of our common stock could be subject to wide fluctuations in response to many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts who follow our company and our industry;

•	announcements by us or our competitors of new openings, entry into key markets, strategic investments or acquisitions;

•	actual or anticipated variations in our or our competitors’ operating results, and our and our competitors’ growth rates;

•	failure by us or our competitors to meet analysts’ projections or guidance that we or our competitors may give the market;

•	general or regional economic conditions or events;

•	fluctuations in operating results;

•	additions to or departures of our senior management personnel;

•	terrorist acts;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	short sales, hedging and other derivative transactions in the shares of our common stock;

•	future sales or issuances of our common stock, including sales or issuances by us, our directors or executive officers and our significant stockholders;

•	our dividend policy; and

•	investor perceptions of us, our competitors and our industry.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, governmental monetary policy or interest rate changes, may cause the market price of our common stock to decline. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, publish inaccurate or unfavorable research about our business or change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely be negatively impacted. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, or if analysts issue other unfavorable commentary or inaccurate research, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Lone Star owns a substantial portion of our common stock, it may have conflicts of interest with other stockholders in the future and its significant ownership may limit your ability to influence corporate matters.

Immediately after this offering, Lone Star will beneficially own approximately     % (or     % if the underwriters’ over-allotment option is exercised in full) of our outstanding common stock. See “Principal Stockholders” for more information on our beneficial ownership. As a result of this concentration of stock ownership, Lone Star acting on its own has sufficient voting power to effectively control all matters submitted to our stockholders for approval, including director elections and proposed amendments to our bylaws. We currently expect that, following this offering, four of the nine members of our board of directors will be employees or affiliates of Lone Star.

In addition, this concentration of ownership may delay or prevent a merger, consolidation or other business combination or change in control of our company and make some transactions that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock more difficult or impossible without the support of Lone Star. The interests of Lone Star may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, Lone Star could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. This concentration of ownership may also adversely affect our share price. After the lock-up period expires, Lone Star will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or other stockholders.

Additionally, Lone Star is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Lone Star may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star and its affiliates and investment funds may serve as our directors or officers, our certificate of incorporation to be adopted in connection with this offering will provide, among other things, that none of Lone Star or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of Lone Star has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if, among other things, attractive corporate opportunities are allocated by the sponsors to themselves or their other affiliates. The terms of our certificate of incorporation to be adopted are more fully described in “Description of Capital Stock—Corporate Opportunities and Transactions with Lone Star.”

We will be a “controlled company” within the meaning of the NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, Lone Star will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under the NASDAQ rules, a company of which more than 50% of the voting power is held by a person or group is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and corporate governance committees be comprised entirely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and compensation committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Future sales of our common stock in the public market could cause our stock price to fall.

If our existing stockholder sells substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholder might sell substantial amounts of our common stock could also depress the market price of our common stock. Any such sale or perception could also impair our ability to raise capital or pay for acquisitions using our equity securities.

Immediately after completion of this offering, we will have              shares of common stock outstanding, including              shares that will be beneficially owned by Lone Star. Following completion of this offering, Lone Star will beneficially own approximately     % of our outstanding shares of common stock (or     % if the underwriters exercise their over-allotment option in full) and, unless such shares are registered under the Securities Act of 1933, as amended, or the Securities Act, such shares may only be resold into the public markets in accordance with the requirements of Rule 144, including the volume limitations, manner of sale requirements and notice requirements thereof. See “Shares Eligible for Future Sale.” In addition, the remaining shares of our common stock that will be outstanding immediately after completion of this offering will become eligible for sale in the public markets from time to time, subject to Securities Act restrictions, following the expiration of lock-up agreements. We, Lone Star, and our officers and directors have signed lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements. Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject in the case of shares held by our affiliates, to the volume, manner of sale and other limitations under Rule 144. We expect that Lone Star will be considered an affiliate of us after this offering based on their expected share ownership following this offering.

After completion of this offering, Lone Star will have the right to demand that we file a registration statement with respect to the shares of our common stock held by it, and will have the right to include its shares in any registration statement that we file with the Securities and Exchange Commission, or SEC, subject to certain exceptions. See “Shares Eligible for Future Sale.” Any registration of the shares owned by Lone Star would enable those shares to be sold in the public market, subject to certain restrictions in our registration rights agreement and the restrictions under the lock-up agreements referred to above.

The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholder lapse or if those restrictions on resale are waived. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities. In addition, following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering shares under our stock incentive plan. Subject to the terms of the awards granting the shares included in this registration statement and except for shares held by affiliates who will have certain restrictions on their ability to sell, the shares will be available for sale in the public market immediately after the registration statement is filed. We expect that the initial registration statement on Form S-8 will cover shares of our common stock. See “Shares Eligible for Future Sale.”

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. If you purchase shares in this offering, you will suffer, as of October 2, 2013, immediate dilution of $         per share, in the net tangible book value after giving effect to the sale of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus, less underwriting discounts and commissions and the estimated expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.” If outstanding options to purchase our shares of common stock are exercised in the future, you will experience additional dilution. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership of our company.

In the future, we expect to issue options, restricted stock and other forms of stock-based compensation, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

We expect to offer stock options, restricted stock and other forms of stock-based compensation to our directors, officers and employees in the future. If any options that we issue are exercised, or any restricted stock that we may issue vests, and those shares are sold into the public market, the market price of our common stock may decline. In addition, the availability of shares of common stock for award under our equity incentive plan, or the grant of stock options, restricted stock or other forms of stock-based compensation, may adversely affect the market price of our common stock.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We are a holding company and depend on the cash flow of our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our stockholders depends upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries directly or indirectly to us in the form of dividends, distributions and other payments. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and results of operations.

Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Provisions in our certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. For example, our certificate of incorporation and bylaws will include provisions that:

•

permit us to issue, without stockholder approval, preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	prevent stockholders from calling special meetings;

•	restrict the ability of stockholders to act by written consent after such time as Lone Star owns less than a majority of our common stock;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals;

•	do not permit cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election; and

•	initially establish a classified board of directors with staggered three-year terms.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquiror may offer a premium price for our common stock.

We are also subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. In addition, our equity incentive plan will permit vesting of stock options and restricted stock, and payments to be made to the employees thereunder in certain circumstances, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, our ABL credit facility and the indentures governing our notes include, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect.”

Our certificate of incorporation will include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation to be adopted prior to the completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See “Description of Capital Stock—Forum Selection Clause”.

If we are unable to implement and maintain the effectiveness of our internal control over financial reporting or if we fail to remediate an identified material weakness in our internal controls over financial reporting, our independent registered public accounting firm may not be able to provide an unqualified report on our internal controls, which could adversely affect our stock price.

Subsequent to the completion of our financial statements for and as of the 28 weeks ended July 10, 2013, we identified a classification error related to the cash flow presentation of the Baldwin Sale/Leaseback. This error had no impact on net cash flow, and did not affect the accompanying balance sheets, statements of operations and comprehensive income, or statements of changes in membership interests. In connection with the error, a material weakness in our internal controls over financial reporting was identified based on a lack of sufficient financial presentation analysis. A “material weakness” is a deficiency in internal controls such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected in a timely basis. We have remediated the identified material weakness. However, there is no guarantee that additional material weaknesses will not be identified in the future. Any failure to implement new or improved controls could cause us to fail to meet our future reporting obligations, including potential misstatements of our accounts and disclosures that would not be prevented or detected and could result in a material misstatement to our annual or interim consolidated financial statements in future periods.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to our internal control over financial reporting to conclude such controls are effective. If we, together with our independent registered public accounting firm, conclude, that our internal control over financial reporting is not effective, investor confidence and our stock price could decline.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable NASDAQ rules, and result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock.

Even though we intend to pay dividends, our cash dividends are not guaranteed and may fluctuate, and our ability to pay dividends is restricted by our indebtedness.

We expect our board of directors will implement a regular, cash dividend program following consummation of this offering. However, we are not required to distribute our cash and cash dividends are not guaranteed, may fluctuate and may not be paid at all. The amount of dividends, if any, will be determined at the sole discretion of our board of directors. Our ability to pay dividends, and the timing and amount thereof, will also depend on our ability to generate sufficient cash from operations, which, in turn, will be affected by all of the factors discussed in “—Risks Related to Our Business.” Our ability to pay dividends may also be restricted by, among other things, applicable laws and regulations and the terms of the agreements governing our indebtedness, including the ABL Facility and the indentures governing our senior secured notes and our PIK toggle notes, which restrict our ability to pay dividends. See “Description of Indebtedness.” In addition, such instruments contain certain other covenants that could limit our ability to pay dividends. For example, the ABL facility also require us to maintain specified financial ratios and satisfy other financial condition tests under certain conditions based on the amount available for borrowing under the ABL facility. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet them. A breach of any such covenants could result in a default under the terms of the ABL facility and/or the indentures governing our senior secured notes and our PIK toggle notes, and in the event of any such default, no dividends can be paid and our stockholders, and our lenders could elect to accelerate the maturity of all outstanding notes or loans. Future financing agreements may also contain restrictions or prohibitions on the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends. If we are unable to pay dividends, you may not receive any return on your investment unless you sell your common stock for a price greater than which you paid for it.

We will incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, as well as rules promulgated by the SEC and NASDAQ, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs and may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements are those that do not relate solely to historical fact and are about future events, which involve risks and uncertainties. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will,” “could,” “may,” “plan,” “potential,” “likely,” “goal,” “target,” “objective,” “outlook,” “seek” and similar expressions identify forward-looking statements.

Important factors relating to forward-looking statements may include, among others, assumptions regarding:

•	supply problems, including our dependence on a principal supplier;

•	our ability to realize the benefits of outsourcing operations in connection with the C&S supply arrangement;

•	pricing, market strategies, the expansion and other activities of competitors, and our ability to respond to the promotional practices of competitors;

•	adverse economic conditions and the impact on consumer demand and spending and our pricing strategy;

•	our ability to execute our core strategic initiatives;

•	our ability to realize the benefits of integrating our Winn-Dixie acquisition;

•	consummation of the Delhaize transaction and our ability to realize the benefits of the Delhaize and Piggly Wiggly transactions;

•	our ability to effectively increase or maintain our profit margins;

•	changes in, or the failure or inability to comply with, laws and governmental regulations applicable to the operation of our pharmacy and other businesses;

•	risks of liability under environmental laws and regulations;

•	the adequacy of our information technology systems;

•	the adequacy of our insurance coverage against claims of our consumers in connection with our pharmacy services;

•	our ability to maintain our existing insurance coverage and accurately estimate self-insurance reserves;

•	litigation claims or legal proceedings against us;

•	events that give rise to food and drug safety concerns or product liability claims, product recalls, or any adverse publicity relating to these types of concerns, whether or not valid;

•	our ability to attract, train and retain qualified key personnel;

•	our exposure to the local economy and other adverse conditions due to our geographic concentration;

•	decisions by our sponsor that may conflict with the interests of the holders of our common stock; and

•	other factors discussed in “Risk Factors” and elsewhere in this prospectus.

Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties, or other risks or uncertainties not currently known to us or that we currently deem to be immaterial, materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors relating to these risks and uncertainties include, but are not limited to, those described in “Risk Factors.” For these reasons, we caution you against relying on forward-looking statements, which speak only as of the date on which they are made. Except as may be required by applicable law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made or to reflect the occurrence of unanticipated events. You should carefully read this prospectus in its entirety as it contains important information about our business and the risks we face.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $         million (or approximately $         million if the underwriters exercise in full their over-allotment option to purchase up to              additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus. We intend to use the net proceeds from this offering as follows:

•

$         million to make a one-time payment to Lone Star, an affiliate of our controlling stockholder, in consideration for the termination of our asset advisory agreement with affiliates of Lone Star upon consummation of this offering as described under “Certain Relationships and Related Party Transactions—Relationships with Lone Star and Affiliate—Asset Advisory Fees”;

•	to repay outstanding indebtedness, including:

•	$ million of our senior secured notes (which includes approximately $ million in respect of a 3% pre-payment premium on the notes to be redeemed),

•	$ million outstanding under the ABL facility, and/or

•	$ million of our PIK toggle notes (which includes approximately $ million in respect of a 2% pre-payment premium on the notes to be redeemed); and

•	the remainder for working capital and other general corporate purposes.

The terms of our senior secured notes, the ABL facility and our PIK toggle notes are described in detail under “Description of Indebtedness.” Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, each of whom are underwriters in this offering, are, or their affiliates are, expected to receive more than 5% of the net proceeds of this offering in connection with the prepayment of a portion of our ABL facility. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting—Conflicts of Interest.”

Because the proceeds from the issuance of the PIK toggle notes were used to pay a distribution to Lone Star, the use of proceeds from this offering to redeem any of the PIK toggle notes would be deemed to be the payment of an indirect dividend to Lone Star from the proceeds from this offering. See “Dividend Policy”.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We paid aggregate distributions to Lone Star of $76 million and $305 million in fiscal 2011 and fiscal 2012, respectively. In addition, on September 20, 2013, we made a distribution to Lone Star of approximately $458 million from the proceeds from the issuance of our PIK toggle notes. These distributions were effected to return capital to Lone Star. We have not made any other distributions on our equity since the beginning of fiscal 2011.

Following the consummation of this offering, our board of directors expects to implement a regular, cash dividend program. However, there can be no assurances that we will institute such a program or that, if implemented, for how long it will run. All future decisions concerning the payment of dividends on our common shares will depend upon our results of operations, financial condition, contractual restrictions, business prospects and capital expenditure plans, as well as any other factors that our board of directors may consider relevant. The agreements governing our indebtedness place restrictions on our ability to pay dividends. Specifically:

•

the ABL facility imposes certain minimum excess availability and minimum fixed charge coverage ratio conditions on our ability to, among other things, pay dividends or make other distributions, and if excess availability falls below a minimum threshold, we will be subject to a minimum fixed charge coverage ratio of 1.00:1.00, which will further limit our ability to pay dividends; and

•

the indentures governing our senior secured notes and our PIK toggle notes contain covenants that, among other things and subject in each case to certain specified exceptions, limit our ability to make restricted payments, including the payment of dividends.

See “Description of Indebtedness.” In addition, the agreements governing any future indebtedness may also impose restrictions on our ability to pay dividends.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of October 2, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the completion of our corporate conversion whereby Southeastern Grocers, LLC will be converted into a Delaware corporation and renamed Southeastern Grocers, Inc.; and

•

on a pro forma as adjusted basis to give effect to the matters described above and the issuance and sale of             shares of our common stock offered by us in this offering at an assumed offering price of $         per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in “Use of Proceeds.”

You should read this table together with the information in this prospectus under “Use of Proceeds,” “Selected Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of October 2, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
		(Unaudited)
	(in millions, except share amounts)
Cash and cash equivalents	$29.5	$	$

Debt:
ABL Facility(1)	$89.6	$	$
9.25% Senior Secured Notes due 2019(2)	425.0			(3)
Capital leases and other financing obligations(4)	334.0
8.625%/9.375% Senior PIK Toggle Notes due 2018(5)	475.0			(6)
Total debt	$1,323.6	$	$
Stockholders’ equity:
Membership interests (deficiency)	(372.1)
Undesignated preferred stock, par value $0.001 per share: no shares authorized, issued or outstanding actual, shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—
Common stock, par value $0.001 per share: no shares authorized, issued or outstanding actual, shares authorized, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive loss	(1.6)
Retained earnings	$227.7	$	$

Total stockholders’ equity	$(146)	$	$

Total capitalization	$1,177.6	$	$

(1)	As of October 2, 2013, $418.0 million was available for borrowing under the ABL facility (which amount accounts for $127.1 million of outstanding letters of credit).
(2)	Excludes unamortized issue premium.
(3)	Assumes $ million of the net proceeds from this offering will be used to redeem $ aggregate principal amount of the senior secured notes at a redemption price of 103% of the aggregate principal amount redeemed.

(4)	Other financing obligations include the obligation from non-qualified sale-leaseback transactions, including the Baldwin Sale/Leaseback, related to the building portion of the applicable real property. The obligation is amortized over the life of the lease, with the related interest expense charged to other interest on the Consolidated Statements of Operations and Comprehensive Income. Obligations related to the land portion of the sale-leaseback are not included in other financing obligations, do not require future cash payments and are not amortized.
(5)	Excludes unamortized issue premium or discount.
(6)	Assumes $ million of the net proceeds from this offering will be used to redeem $ aggregate principal amount of the PIK toggle notes at a redemption price of 102% of the aggregate principal amount redeemed.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our consolidated balance sheet as of October 2, 2013. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock outstanding. Our net tangible book value as of October 2, 2013 was $        million, or $        per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering at an assumed offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us and the application of such proceeds as described in “Use of Proceeds,” our net tangible book value, as adjusted, as of October 2, 2013 would have been $         million, or $         per share of common stock. This represents an immediate decrease in net tangible book value to our existing stockholders of $         per share and an immediate dilution to new investors in this offering of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Net tangible book value per share of common stock as of October 2, 2013	$
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table shows on a pro forma basis at October 2, 2013, after giving effect to the completion of our corporate conversion, the total cash consideration paid to us and the average price per share paid by our existing stockholder and by new investors in this offering before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	%		Amount	%
Existing stockholder			%	$		%	$
New investors

Total		100%		$	100%

The information in the preceding table has been calculated using an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the as adjusted net tangible book value per share of common stock after this offering by $         per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering by $         per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding immediately after this offering, based on shares outstanding after this offering, and the total consideration paid by our existing stockholder and new investors would be approximately $         (or     %) and $         (or     %), respectively.

An aggregate of             additional shares of our common stock will initially be available for future awards under the equity incentive plan that we intend to implement in connection with this offering and are not included in the above discussion and table. To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

We derived the selected consolidated financial data as of the end of fiscal 2011 and fiscal 2012 and for fiscal 2010, 2011 and 2012 (retrospectively adjusted for discontinued operations) from the audited consolidated financial statements which are included elsewhere in this prospectus. We derived the consolidated financial data as of the end of fiscal 2008, 2009 and 2010 and for fiscal 2008 and 2009 from our unaudited condensed consolidated financial statements not included elsewhere in this prospectus. We derived the summary selected historical financial data as of October 2, 2013 and for the 40-week periods ended October 6, 2012 and October 2, 2013 from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. We derived the summary historical financial data as of October 6, 2012 from our unaudited condensed consolidated financial statements not included elsewhere in this prospectus. Such unaudited financial information has been prepared on a basis consistent with the annual audited financial statements. In the opinion of management, such unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of these data. The results for the 40-week periods ended October 6, 2012 and October 2, 2013 are not necessarily indicative of the results for a full year or for any future period. The information included in “Other Financial and Store Data” was derived from accounting records.

The selected consolidated and combined financial data below represent portions of our financial statements and are not complete. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance.

	Fiscal					40-Week Period Ended
	2008(1) (52 weeks)	2009(1) (53 weeks)	2010(1) (52 weeks)	2011(1) (52 weeks)	2012 (52 weeks)	October 6, 2012	October 2, 2013
	(In millions, except Per Share Data and Other Financial and Store Data)
Statement of Operations Data:
Net sales	$2,508.9	$2,471.2	$2,521.3	$2,654.1	$8,491.9	$6,259.2	$7,745.0
Gross profit(2)	686.8	659.7	662.6	693.3	2,321.5	1,718.3	2,089.5
Operating, general and administration expenses	686.5	597.6	592.4	597.2	2,109.4	1,577.0	1,858.0
Interest expense	69.7	61.7	61.2	84.8	76.6	57.3	68.2
Income tax provision (benefit)	(33.2)	3.9	3.3	4.1	7.6	4.7	(59.0)
Income (loss) from continuing operations	(36.3)	(26.9)	9.9	7.2	127.9	79.4	222.2
Income (loss) from discontinued operations	(52.6)	1.8	5.2	(1.6)	(24.8)	(25.2)	(0.5)
Net (loss) income	$(88.8)	$(25.1)	$15.0	$5.7	$103.1	$54.2	$221.8

Per Share Data:
Pro forma basic and diluted earnings per share(3)
As adjusted pro forma basic and diluted earnings per share(3)(4)

Balance Sheet Data (end of period):
Total assets	$881.4	$826.9	$768.4	$793.0	$2,171.7	$2,152.8	$2,149.9
Long-term debt (including current portion)(5)	260.0	31.0	187.3	285.0	655.9	531.0	990.1
Obligations under capitalized leases	103.1	92.3	84.4	79.3	112.3	51.0	66.9
Other financing obligations(6)	253.4	224.6	201.8	185.4	176.3	246.8	267.1
Other long-term liabilities (including long term portion of self-insurance liabilities)	32.9	25.9	27.2	26.7	241.7	243.3	241.4
Total membership interests (deficiency)	(108.9)	(117.8)	47.2	(23.1)	75.5	173.2	(146.0)
Working capital	(232.4)	88.9	105.5	126.8	236.3	241.3	293.2

	Fiscal					40-Week Period Ended
	2008(1) (53 weeks)	2009(1) (52 weeks)	2010(1) (52 weeks)	2011(1) (52 weeks)	2012 (52 weeks)	October 6, 2012	October 2, 2013
	(In millions, except Per Share Data and Other Financial and Store Data)

Cash Flow Data:
Net cash provided by operating activities before reorganization items	$94.0	$59.0	$89.3	$88.6	$273.6	$204.2	$168.4
Net cash provided by (used in) financing activities	(47.8)	(12.5)	10.9	(16.0)	283.0	286.8	(41.9)
Net cash (used in) investing activities	(37.7)	(9.7)	(17.1)	(46.9)	(555.0)	(528.9)	(149.6)
Net cash provided by continuing operations	8.5	9.7	17.4	25.7	1.7	(38.0)	(23.0)
Capital expenditures	49.4	10.8	17.9	47.7	140.9	112.7	94.9

Other Financial and Store Data:
Adjusted EBITDA (7)	$136.6	$135.9	$145.7	$163.7	$366.1	$268.9	$349.7
Adjusted EBITDAR (7)	$156.3	$157.1	$166.4	$183.8	$530.3	$388.4	$504.4
Number of stores (at end of period)	222	214	207	207	689	688	684
Average sales per store (000s)	$11,712	$11,953	$12,608	$13,338	$14,422	$11,168	$11,353
Average store size (in square feet) (000s)	43	43	43	43	46	46	46
Total square feet (at end of period) (000s)	9,516	9,176	8,857	8,857	31,517	31,676	31,328
Sales per average square foot	$274	$279	$295	$312	$317	$246	$246
Comparable store sales increases (decreases) (%)(8)	(3.6)	2.4	3.8	5.5	3.2	3.3	0.5
Pro forma comparable store sales increases (decreases)(%)(9)	—	—	—	—	3.8	3.6	1.3

(1)	Amounts include only results of BI-LO stores.
(2)	Gross profit is defined as total revenues less merchandising costs, including warehousing and transportation expenses.
(3)	Assumes all common shares issued by us in this offering were outstanding for the entire period because the approximately $458 million dividend declared on September 20, 2013 exceeds net income for the applicable period.
(4)	Assumes the proceeds from this offering are used to repay indebtedness. See “Use of Proceeds.”
(5)	Long-term debt includes the loan balance under any revolving credit facility then outstanding (but not outstanding letters of credit). As of the end of fiscal 2011 and fiscal 2012, and as of October 2, 2013, long-term debt includes $285.0 million, $430.9 million, and $430.2 million, respectively, attributable to our senior secured notes due 2019. As of October 2, 2013, long-term debt also includes $470.3 million attributable to our PIK toggle notes.
(6)	Other financing obligations exclude obligations related to land which will not require future cash payments, and for which there are related land assets recorded, that will offset the obligation at the end of the financing term, resulting in no gain or loss. In addition, on April 24, 2013, we sold our only owned warehouse (located in Baldwin, Florida) for gross proceeds of approximately $99.8 million and subsequently leased the property back for an initial period of 20 years with four five-year extension options. The transaction will be accounted for similar to a nonqualified sale-leaseback. The related assets will remain on the balance sheet and continue to be depreciated. An other financing obligation was recorded for the amount of consideration received, and will be amortized over the life of the lease.

(7)	Please see footnote 8 to “Summary—Summary Selected Historical and Pro Forma Financial and Other Data” for our definitions of EBITDA, adjusted EBITDA and adjusted EBITDAR and why we consider them useful. The following table reconciles EBITDA, adjusted EBITDA and adjusted EBITDAR to the most directly comparable GAAP financial performance measure, which is net income (loss):

	Fiscal					40-Week Period Ended
	2008(a) (52 weeks)	2009(a) (53 weeks)	2010(a) (52 weeks)	2011(a) (52 weeks)	2012 (52 weeks)	October 6, 2012	October 2, 2013
	(In millions of dollars, except for margin data)
Reconciliation of EBITDA and EBITDAR:
Net income (loss)	$(88.8)	$(25.1)	$15.0	$5.7	$103.1	$54.2	$221.8
Plus:
Depreciation and amortization expense(b)	77.4	69.7	61.5	51.4	95.8	66.1	92.3
Interest expense	69.7	61.6	61.3	84.8	76.6	57.3	68.2
Income tax provision (benefit)	(33.2)	3.9	3.3	4.1	7.6	4.7	(59.0)
(Income) loss from discontinued operations	52.6	(1.8)	(5.2)	1.6	24.8	25.2	0.5
EBITDA	77.7	108.3	$135.9	$147.6	$307.9	$207.5	$323.8
Plus:
Charges related to bankruptcy proceedings and corporate reorganization(c)	—	(1.2)	2.3	7.0	4.2	4.1	—
Loss from closed stores	5.0	0.4	8.7	0.3	2.2	1.6	1.6
(Gain) on assets disposals	(0.6)	0.2	(0.5)	—	(0.9)	(0.3)	7.4
Impairment expense	46.2	3.4	1.6	0.6	—	—	—
Franchise taxes	0.4	0.6	0.4	0.4	0.6	0.4	0.4
Fees and expense reimbursement to our sponsor(d)	0.5	0.8	1.5	4.5	2.5	1.5	3.3
Merger and integration costs	—	—	—	3.4	59.9	54.1	21.7
Other nonoperating (income)	7.4	23.4	(4.2)	(0.1)	(10.3)	—	(8.5)
Adjusted EBITDA	136.6	135.9	$145.7	$163.7	$366.1	$268.9	$349.7
Plus:
Rent expense(e)	19.7	21.2	20.7	20.1	164.2	119.5	154.7
Adjusted EBITDAR	156.3	157.1	$166.4	$183.8	530.3	$388.4	$504.4
Adjusted EBITDA margin	5.4	5.5	5.8	6.2	4.3	4.3	4.5

(a)	See footnote 1 above.
(b)	Fiscal 2012 and fiscal 2013 periods include depreciation and amortization related to acquired Winn-Dixie warehouse and transportation assets, which is a component of cost of sales on the condensed consolidated statements of operations.
(c)	Includes legal and other costs incurred to defend litigation related to Bruno’s Supermarkets, LLC (a former subsidiary).
(d)	During fiscal 2012, $3.8 million of fees and expenses paid to our sponsor was included in the merger and integration costs.
(e)	Fiscal 2012 and fiscal 2013 periods include rent expense relating to acquired warehouse and transportation facilities and equipment.

(8)	We define comparable store sales as sales from continuing operations stores, including stores that we remodeled or enlarged during the period and excluding stores that opened, were acquired or closed during the period.
(9)	Pro forma comparable store sales give effect, for all periods beginning with the first quarter of 2012, to the Winn-Dixie acquisition assuming it occurred on January 2, 2011.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statements of operations have been provided to present illustrative combined unaudited statements of operations for the fiscal year ended December 26, 2012, giving effect to the Winn-Dixie acquisition on March 9, 2012 as if the acquisition occurred on January 1, 2012, the beginning of fiscal 2012. The unaudited supplemental pro forma statement of operations for the fiscal year ended December 26, 2012 combines BI-LO’s historical audited consolidated statement of operations for the fiscal year ended on December 26, 2012 with Winn-Dixie’s historical consolidated statement of operations for the period from January 1, 2012 to March 9, 2012, which are not included in this prospectus. The unaudited pro forma statement of operations should be read together with the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined statements of operations give effect to the acquisition of Winn-Dixie on March 9, 2012, including:

•	the allocation of the consideration paid in connection with the acquisition of Winn-Dixie to the fair value of assets acquired and liabilities assumed;

•	additional debt and interest expense incurred to effect the acquisition of Winn-Dixie;

•	the reduction of depreciation and amortization expense due to the fair values of the acquired tangible and intangible assets being reduced from their historical book values;

•	the exclusion of acquisition related expenses and compensation expense for one time change of control cost; and

•	reclassifications made to conform Winn-Dixie to BI-LO’s historical financial statement presentations.

The unaudited pro forma combined statements of operations do not give effect to the Delhaize and Piggly Wiggly transactions, the C&S supply arrangement, the Baldwin Sale/Leaseback, the issuance of the PIK toggle notes and the related distribution made to Lone Star or this offering. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our actual results of operations would have been had the Winn-Dixie acquisition actually occurred on the date indicated, nor does this information purport to project our results of operations for any future period.

The fair value estimate of assets acquired and liabilities assumed and the allocation of the purchase price to the net assets acquired has been determined by management with the assistance of independent valuation specialists. The determination of the assets acquired and liabilities assumed was based on the established fair value of the assets acquired and the liabilities assumed as of the acquisition date. The stock acquisition generated no adjustments to the original tax reporting values of the assets held by Winn-Dixie on the date of the acquisition.

Unaudited Pro Forma Combined Statement of Operations Year Ended December 26, 2012

	Year Ended December 26, 2012	Period From January 12, 2012 to March 9, 2012(1)	Year Ended December 26, 2012
	BI-LO(2)	Winn-Dixie	Pro Forma Adjustments		Total Pro Forma
	(Amounts in thousands)
Net sales	$8,491,939	$1,099,669	$—		$9,591,608
Cost of sales, including warehouse and delivery expense	6,170,423	779,176	(3,789	)(3)(4)	6,945,810

Gross profit	2,321,516	320,493	3,789		2,645,798
Operating, general and administrative expenses	2,109,432	343,361	(44,446	)(4)(5)	2,408,347

Income (loss) from operations	212,084	(22,868)	48,235		237,451
Interest expense	76,565	1,929	2,240	(6)	80,734

Income (loss) from continuing operations before income taxes	135,519	(24,797)	45,995		156,717
Income tax provision (benefit)	7,647	(152)	—	(7)	7,495

Income (loss) from continuing operations	127,872	(24,645)	45,995		149,222

(1)	Does not include the results of operations for January 1, 2012 to January 11, 2012, the last eleven days of the last completed fiscal quarter for Winn-Dixie prior to the acquisition, which were determined to be immaterial.
(2)	BI-LO financial information includes the results of Winn-Dixie for the period beginning on March 10, 2012.
(3)	The pro forma adjustment to costs of sales, including warehouse and delivery expense, includes the conversion of Winn-Dixie’s inventory method from LIFO to FIFO.
(4)	Includes an adjustment due to fair values of the acquired tangible and intangible assets being adjusted from their historical book values. See Note 2 to Consolidated Financial Statements for Southeastern Grocers, LLC and subsidiaries as of December 26, 2012, December 31, 2011 and for the fiscal years ended December 26, 2012, December 31, 2011 and January 1, 2011 for the purchase price allocation and information regarding assets and liabilities as well as useful lives of identified tangible and intangible assets acquired. A step-down in asset values due to the adjustment to fair value for all assets resulted in a reduction in depreciation expense of $10.8 million within the pre-acquisition period and is reflected in the pro forma adjustments.
(5)	Includes an adjustment to exclude Winn-Dixie’s compensation expense for one-time change of control cost of $13,109 and acquisition-related expenses of $18,300.
(6)	The pro forma adjustment to interest expense is for the interest on the $260 million of borrowings from the ABL facility for the acquisition of Winn-Dixie.
(7)	There is no adjustment to income tax provision (benefit) due to Winn-Dixie’s full valuation allowance against substantially all of its net deferred tax assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the 40 weeks ended October 2, 2013 and October 6, 2012 and for the fiscal years ended December 26, 2012, December 31, 2011 and January 1, 2011 should be read in conjunction with “Selected Consolidated and Combined Financial Data,” “Unaudited Pro Forma Combined Financial Information” and the historical audited consolidated financial statements and the unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Our Company

We are a supermarket operator based in Jacksonville, Florida. Prior to the acquisition of Winn-Dixie (as discussed below) on March 9, 2012, we operated retail stores under the “BI-LO”, “Super BI-LO” and “BI-LO at the Beach” banners. Subsequent to the acquisition, we added retail stores operated under the “Winn-Dixie” banner. As of October 2, 2013, we operated 684 retail stores in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee.

We strive to differentiate ourselves from our competitors by providing our customers with a value proposition that combines conveniently located and well-maintained stores (averaging 40,000-50,000 square feet), with a strong focus on customer service, high-quality food products, and prices that are competitive with other conventional supermarket operators in our markets. We generate revenues by selling an assortment of grocery products, including dry and canned groceries, frozen items, produce, dairy, meat and seafood, bread and baked goods, and other fresh product offerings. In addition, a majority of our stores include pharmacies. We have experienced positive pro forma comparable stores growth in 18 of the last 19 quarters.

Performance Highlights

Key highlights of our recent performance are provided below and are discussed in further detail throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•

Net Sales.     We reported net sales of approximately $7,745.0 million for the 40-week period ended October 2, 2013, which increased from the corresponding period in fiscal 2012 due primarily to sales from acquired Winn-Dixie stores. Net sales increased $5,837.8 million in fiscal 2012 compared to fiscal 2011, which was attributable primarily to sales from acquired Winn-Dixie stores totaling $5,789.3 million.

•

Comparable store sales.     The comparable store sales for the 40-week period ended October 2, 2013 increased 0.5% compared to the 40-week period ended October 6, 2012. Our comparable store sales for fiscal 2012 increased 3.2% compared to fiscal 2011.

•

Gross Profit.     We reported gross profit of approximately $1,718.3 million, or 27.5% of net sales, for the 40-week period ended October 6, 2012 compared to $2,089.5 million, or 27.0% of net sales, for the 40-week period ended October 2, 2013. We reported gross profit of approximately $693.3 million, or 26.1% of net sales, for fiscal 2011 compared to $2,321.5 million, or 27.3% of net sales, for fiscal 2012.

•

Net Income.     We reported net income of approximately $54.2 million for the 40 weeks ended October 6, 2012 compared to $221.8 million for the 40-week period ended October 2, 2013. We reported net income of approximately $5.7 million for fiscal 2011 compared to $103.1 million for fiscal 2012.

Key Financial Definitions

•

Net Sales.    Net sales is recognized at the time of sale for retail sales and is reported net of sales taxes and similar taxes. Net sales also includes other operating income, which is comprised of commissions, non-retail sales and other revenue. Comparable store sales, average transaction size and number of transactions are key indicators of net sales.

•

Comparable store sales.    Comparable store sales are sales from all stores that have been owned by us and open for at least a full year, including stores that we remodeled or enlarged during the period, but excluding stores that opened, were acquired or closed during the period. We compute the percentage change in comparable store sales by comparing sales from all stores in our comparable store base for a reporting period against sales from the same stores for the same number of operating weeks in the comparable reporting period of the prior year. This definition may differ from the methods that other retailers use to calculate comparable store sales. We also calculate pro forma comparable store sales, which gives effect, for the all periods beginning with the first quarter of fiscal 2012, to our acquisition of Winn-Dixie as if it had taken place on the first day of fiscal 2011.

•

Average transaction size and number of transactions.    Average transaction size is calculated by dividing net sales by transaction count for a given time period. Transaction count represents the number of transactions reported at our stores over such period and includes transactions that are voided, return transactions and exchange transactions. We use average transaction size to track the trends in average dollars spent in our stores per customer transaction. The two drivers of average transaction size are average item value and items per transaction. Average item value is calculated by dividing net sales by the number of items sold. Items per transaction is calculated by dividing the number of items sold by the number of transactions.

•

Cost of sales.    Cost of sales includes merchandise costs and warehouse and transportation expense. Rent expense attributable to the acquired Winn-Dixie warehouse and transportation leases are included in warehouse and transportation expense. Also, depreciation and amortization expense related to the acquire warehouse and transportation assets is included in warehouse and transportation expense.

•

Gross Profit.    Gross profit represents total revenues, which includes net sales and other operating income, less cost of sales. Gross profit is impacted by changes in the mix of products, the rate at which we open or acquire new stores, adjustments to our merchandising plans, pricing and promotion programs, distributions expenses including fuel costs, and costs related to our loyalty programs.

•

Operating, general and administrative expenses.    Operating, general and administrative expenses includes store labor and benefits expense, advertising expense, rent expense, net of sublease income, other store operating expense, administrative expense, depreciation and amortization expense, other expenses and charges, net, impairment expense, and merger and integration expenses.

•	Interest expense. Interest expense includes capital lease interest, other interest, amortization of deferred financings costs and prepayment penalties.

•

Income (loss) from discontinued operations.    The results of operations of an exited store are included in discontinued operations if the cash flows for such store will not be significant to our ongoing operations and cash flows of nearby stores are not expected to increase significantly because of the exit. If such store qualifies, costs incurred to dispose of a location are included in loss on disposal of discontinued operations. Our fiscal 2012 consolidated statement of operations and statement of cash flows were retrospectively reclassified from continuing to discontinued operations for the effect of three stores closed in the first quarter of fiscal 2013, two stores closed in the third quarter of fiscal 2013 and seven stores classified as held for sale in the third quarter of fiscal 2013.

•	Comprehensive income. Comprehensive income represents net income plus any change in post-retirement benefit obligation or benefit plan gain.

Outlook

We intend to continue our profitable growth by driving sales while increasing or preserving operating margins. Key elements of our strategy include increasing customer loyalty, offering high-quality products, creating innovative merchandising initiatives and promotions and continuing to provide a superior, value-oriented in-store experience. We also intend to enhance our operating margins through continued cost discipline and enhancements to our merchandise offerings. In addition, we intend to selectively pursue expansion through acquisitions and organic store growth, and will target new store growth in existing markets where we believe we are well positioned to capitalize on opportunities.

We believe that we are well positioned to capitalize on evolving consumer preferences and other trends currently shaping the food retail industry. These trends include: a growing emphasis on the customer shopping experience; an increasing consumer focus on healthy eating choices and fresh, quality offerings; and an improving perception of private-label product quality.

Acquisition of Winn-Dixie

On March 9, 2012, we acquired all of the common stock of Winn-Dixie at a total purchase price of approximately $559.3 million ($416.7 million, net of cash acquired). Founded in 1925, Winn-Dixie is a grocery retailer which, as of the acquisition date, operated 482 retail locations in southeastern states or market areas in which BI-LO did not previously operate, including Florida, Alabama, Louisiana, Georgia and Mississippi.

The Winn-Dixie acquisition significantly expanded our store base and geographic market area, with no overlap in markets between BI-LO and Winn-Dixie. Both BI-LO and Winn-Dixie are strong regional brands, and we will continue to operate under both brand names in their respective markets. The acquired Winn-Dixie stores contain substantially the same selling departments, sell substantially the same products within those departments and are substantially the same size as the BI-LO stores. No BI-LO or Winn-Dixie stores were closed as a result of the merger.

On March 12, 2012, we announced the relocation of the Company’s headquarters to Jacksonville, Florida. Our relocation and integration efforts that are currently in progress will continue through 2013.

The Winn-Dixie acquisition has significantly expanded our store base and geographic market area. We believe we are the sixth largest conventional supermarket operator in the United States based on number of stores. The combination of BI-LO and Winn-Dixie has presented us with a significant opportunity to generate merger integration synergies. This synergy opportunity, in conjunction with our belief that we can more efficiently deploy capital and conduct operations at Winn-Dixie, underpinned our rationale in pursuing the acquisition. A substantial portion of these expected synergies has already been realized, and we expect that the full impact of these synergies on a run-rate basis will be realized by the end of fiscal year 2014. Key areas where we have realized savings and where we expect to generate additional savings are in elimination of duplicative overhead costs, strategic sourcing and vendor initiatives, advertising efficiencies and optimization of store labor hours.

During the integration process, we have incurred certain one-time costs specific to the integration, including the costs of professionals to assist with the integration tasks and employee-related costs, such as severance, retention and relocation. We incurred approximately $75.8 million of these costs through October 2, 2013, including in connection with the relocation of our headquarters during fiscal 2012, and expect to incur modest additional costs to complete the integration efforts. However, we believe that the expected long-term savings and synergies will enhance our long-term profitability.

In connection with the merger, we entered into the ABL facility, which matures in March 2017, and which replaced our $100 million revolving credit facility entered into in February 2011. The purchase price was funded principally by a $260 million draw on the ABL facility and a $275 million equity contribution from Lone Star. The remaining purchase price and acquisition-related costs were funded from cash on hand.

The fair value estimate of assets acquired and liabilities assumed and the allocation of the purchase price to the net assets acquired has been determined by management with the assistance of independent valuation specialists. The determination of the assets acquired and liabilities assumed was based on the established fair value of the assets acquired and the liabilities assumed as of the acquisition date.

Our operating results and cash flows for the 40 weeks ended October 2, 2013, and October 6, 2012, included 40 weeks and 30 weeks, respectively, of the Winn-Dixie results of operations and cash flows after the March 2012 acquisition. Therefore, our operating results and cash flows for the 40 weeks ended October 2, 2013, and October 6, 2012, are not comparable.

Similarly, our operating results and cash flows for the 52 weeks ended December 26, 2012, include the Winn-Dixie results of operations and cash flows from the acquisition date of March 9, 2012, through December 26, 2012. Due to the acquisition of Winn-Dixie in fiscal 2012, the results of operations and statements of financial condition are not comparable to prior periods.

Recent Events

Baldwin Sale/Leaseback

On April 24, 2013, one of our subsidiaries entered into the Baldwin Sale/Leaseback, a sale leaseback transaction with AR Capital, LLC whereby our Baldwin distribution center and certain related personal property was sold to AR Capital, LLC and, immediately thereafter, we leased back the property. The lease has an initial term of 20 years with four five-year extension options. The consideration for the sale was approximately $99.8 million, of which approximately $83.5 million is required under the terms of our senior secured notes to be held in a collateral account pending reinvestment. See “Description of Indebtedness—Baldwin Sale/Leaseback”. This transaction is accounted for similarly to a nonqualified sale/leaseback. Therefore, the related asset remains on the balance sheet and continues to be depreciated, and another financing obligation was recorded for the amount of $99.8 million, which is being amortized over the life of the lease.

C&S Supply Arrangement

On May 10, 2013, we entered into the C&S supply arrangement, under which C&S agreed to provide inventory supply services, including warehouse, transportation and inventory procurement, maintenance and purchasing services, for both the BI-LO and Winn-Dixie brand stores and, subject to certain exceptions, certain stores that we may acquire in the future. Under the C&S supply arrangement, C&S provides products to us at prices based on manufacturer’s prices, market conditions, availability and the aggregate volume of items that we purchase. Upon full implementation, the C&S supply arrangement replaces the existing inventory supply arrangements that the BI-LO brand stores have had with C&S, and requires us to exclusively purchase retail merchandise, other than direct store delivery items and pharmaceutical drugs, from C&S for resale at substantially all of our stores. The C&S supply arrangement, as fully implemented, reduced our capital lease balance by approximately $23 million and is expected to reduce our inventory by approximately $32 million (based upon inventory balances as of October 2, 2013). We project that, after full implementation, the new arrangements with C&S will result in cost reductions of approximately $35 million per year, consisting of reductions in the cost of inventory and supplies. We anticipate that these benefits will be realized on a run-rate basis by the end of fiscal year 2014. The term of the C&S supply arrangement is eight years.

Delhaize Transaction

On May 27, 2013, the Company entered into the Delhaize merger agreement with Delhaize to acquire substantially all of the store-related assets and assume the leases of 155 operating supermarkets plus ten previously closed locations, subject to regulatory approvals, for cash consideration of $265 million plus lease assumptions. The operating supermarkets include 72 stores operating under the “Sweetbay” banner, 72 stores operating under the “Harveys” banner and 11 stores operating under the “Reid’s” banner. Stores operating under the “Sweetbay” banner will be re-bannered as Winn-Dixie stores and stores operating under the “Reid’s” banner will be re-bannered as BI-LO stores. The transaction is expected to be completed in the first quarter of 2014, subject to regulatory approvals, which may require divestitures, and other customary closing conditions, including expiration or termination of the waiting period under the HSR Act. We currently expect antirust approval to be conditioned upon the divestiture of twelve Delhaize operating supermarkets, as well as two of our existing stores. We intend to finance the Delhaize transaction with a combination of borrowings under the ABL facility and with cash on hand, including a substantial portion of the funds on deposit with the trustee for our senior secured notes from the Baldwin Sale/Leaseback.

Store Disposition

On October 21, 2013, we sold seven leased stores to Publix Super Markets, Inc. for approximately $59 million, with an expected pre-tax gain of approximately $50 million.

Piggly Wiggly Transaction

On November 12, 2013, we completed the purchase of 22 Piggly Wiggly operating supermarkets from Piggly Wiggly Carolina Company, Inc. for a purchase price of approximately $40.7 million in cash. The 22 stores will be re-bannered as BI-LO stores.

Florida and Louisiana Store Sale Leaseback

On September 13, 2013, we agreed to enter into a sale leaseback transaction whereby we will sell six of our stores located in Florida and Louisiana for consideration of approximately $45 million and, immediately thereafter, we will lease back these store locations. The transaction is subject to customary conditions, including completion of due diligence by our counterparty. The transaction is expected to close in the fourth quarter of fiscal 2013.

Issuance of PIK Toggle Notes

On September 20, 2013, we issued $475 million aggregate principal amount of our PIK toggle notes. The net proceeds from the issuance of the notes were used to make an approximately $458 million distribution to Lone Star. Lone Star made a $15 million capital contribution on September 20, 2013.

Fiscal Periods

Beginning with fiscal 2012, our fiscal year ends on the last Wednesday in December. Prior to fiscal 2012, our fiscal year ended on the Saturday closest to December 31. The three day change in our fiscal 2012 year was not significant to our financial condition, results of operations, or cash flows. Fiscal 2010 and fiscal 2011 were each comprised of 52 weeks ended January 1, 2011, and December 31, 2011, respectively. Fiscal 2012 was comprised of 52 weeks ended December 26, 2012, as previously described. The first quarter of each fiscal year includes 16 weeks while the remaining quarters include 12 weeks each quarter.

Results of Operations

The 40-Week Period Ended October 2, 2013 as Compared to the 40-Week Period Ended October 6, 2012

The following discussion summarizes our operating results for the 40-week periods ended October 6, 2012 and October 2, 2013, including the results of operations and cash flows of Winn-Dixie after its March 9, 2012 acquisition date.

Net Sales

The following table summarizes our increase in comparable store sales between the 40-week period ended October 6, 2012 and the 40-week period ended October 2, 2013:

	40 weeks ended		Increase (Decrease)
	October 6, 2012	October 2, 2013	$	%
	(dollar amounts in millions)
Net sales	$6,259.2	$7,745.0	$1,485.8
Other income(1)	(44.3)	(61.3)	(17.0)
Acquired Winn-Dixie stores(2)	—	(1,480.7)	(1,480.7)
Closed/new stores	(8.9)	(26.9)	(18.0)
3 days ended October 6, 2012(3)	(87.6)	—	87.6
3 days ended December 31, 2011(3)	26.9	—	(26.9)

Comparable store sales	$6,145.3	$6,176.1	$30.8	0.5%

(1)	Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers).
(2)	Winn-Dixie sales represent December 27, 2012 through March 8, 2013, which is comparable to the same preacquisition period in the prior fiscal year.
(3)	Amounts used to conform the prior year reported sales from a Saturday period close to a Wednesday period close.

The following table summarizes our increase in pro forma comparable store sales between the 40-week period ended October 6, 2012 and the 40-week period ended October 2, 2013:

	40 weeks ended		Increase (Decrease)
	October 6, 2012	October 2, 2013	$	%
	(dollar amounts in millions)
Net sales	$6,259.2	$7,745.0	$1,485.8
Other income(1)	(44.3)	(61.3)	(17.0)
Acquired Winn-Dixie stores(2)	1,413.3	—	(1,413.3)
Closed/new stores	(13.1)	(34.5)	(21.4)
3 days ended October 6, 2012(3)	(87.6)	—	87.6
3 days ended December 31, 2011(3)	26.9	—	(26.9)

Pro forma comparable store sales	$7,554.4	$7,649.2	$94.8	1.3%

(1)	Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers).
(2)	Winn-Dixie sales represent January 12, 2012 through March 9, 2012 comparable to the same post-acquisition period in fiscal 2013.
(3)	Amounts used to conform the prior year reported sales from a Saturday period close to a Wednesday period close.

Net sales for the 40 weeks ended October 2, 2013 increased as compared to the same period in the prior fiscal year due primarily to sales from acquired Winn-Dixie stores.

For the 40 weeks ended October 2, 2013, comparable store sales increased 0.5% as compared to the corresponding period in the prior fiscal year resulting from a 0.3% increase in average transaction size, which was driven by a 1.0% increase in items per transaction and offset by a 0.7% decrease in average item value, and a 0.2% increase in number of transactions.

The comparable store sales increase for the 40 weeks ended October 2, 2013 was based on sales increases from pricing and promotional programs such as fuelperks! and other programs designed to increase the average basket size and sales increases from our remodel program, and offset by an increase in new competitive openings and a prior year increase in sales due to the effect of a named tropical storm that occurred in fiscal 2012.

Gross Profit

Gross profit was $2,089.5 million, or 27.0% of net sales, and $1,718.3 million, or 27.5% of net sales, for the 40 weeks ended October 2, 2013 and October 6, 2012, respectively. The $371.2 million increase in gross profit was due primarily to the gross profit from the acquired Winn-Dixie stores. The gross profit as a percent of net sales decrease of 50 basis points was due primarily to pricing and promotion programs focused on driving sales.

Operating, General and Administrative Expenses

Operating, general and administrative expenses were $1,858.0 million and $1,577.0 million for the 40 weeks ended October 2, 2013 and October 6, 2012, respectively. The $281.0 million increase was due primarily to costs related to the acquired Winn-Dixie stores and a $14.6 million payout under our Executive Incentive Pool Plan related to the issuance of our PIK toggle notes, offset by income of $12.9 million from the assignment of transportation capital leases to C&S, income of $5.7 million from the early termination of a software capital lease and reductions in corporate and support costs.

Interest Expense

Interest expense for the 40 weeks ended October 2, 2013 and October 6, 2012 was $68.2 million and $57.3 million, respectively. The $10.9 million increase was attributable primarily to interest on $140 million of senior secured notes issued in October 2012 and $475 million of senior PIK toggle notes issued in September 2013 and additional interest expense on the ABL facility.

Income Tax (Benefit) Expense

Income tax (benefit) expense for the 40 weeks ended October 2, 2013 and October 6, 2012 was $(59.0) million and $4.7 million, respectively. The $63.7 million change is due primarily to our determination during the 40 weeks ended October 2, 2013, that approximately $168.5 million of our deferred tax assets previously subject to a valuation allowance is more likely than not realizable in either the current or future tax years. This release of the valuation allowance is reflected as an approximate $75.7 million discrete deferred tax benefit recorded during the 40 weeks ended October 2, 2013, with the remaining deferred tax benefit recognized as a reduction of our effective income tax rate throughout the current fiscal year as such additional deferred tax assets are utilized to offset current expected taxable income. Our estimated effective tax rate for fiscal 2013, excluding the $75.7 million discrete deferred tax benefit, is 10.2%. We may not be able to fully offset federal or certain state taxable income with NOL carryforwards in the current or future years as the use of certain NOLs are limited.

We released the portion of the valuation allowance on our deferred tax assets for which there is sufficient positive evidence to conclude that such deferred tax assets will be realized. We maintain a valuation allowance against substantially all of our net deferred tax assets that are not currently more likely than not expected to be realized due primarily to continued limitations on their use. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that those net deferred tax assets will be realized.

We recognized deferred tax expense of $3.2 million during the 40 weeks ended October 6, 2012 resulting from a difference in the book and tax treatment of our trade name assets.

Discontinued Operations

During the 40 weeks ended October 2, 2013, we classified seven stores as held for sale and closed seven stores. The results of operations for the seven stores classified as held for sale and five of the closed stores were classified as discontinued operations for all periods presented. Net sales from discontinued operations for the 40 weeks ended October 2, 2013 were $110.5 million and $119.6 million for the 40 weeks ended October 6, 2012. For the 40 weeks ended October 2, 2013, the loss on disposal of discontinued operations consisted primarily of $1.4 million of lease termination costs. For the 40 weeks ended October 6, 2012, the loss on disposal of discontinued operations consisted primarily of $27.1 million related to the settlement of outstanding claims related to our former Bruno’s subsidiary which was spun off to Lone Star in March 2007. The $27.1 million was recognized as an expense of discontinued operations and contributed capital from the Parent.

Fiscal 2012 as Compared to Fiscal 2011

The following discussion summarizes our operating results for fiscal 2012 and fiscal 2011, including the results of operations and cash flows of Winn-Dixie from its March 9, 2012, acquisition date. As of December 26, 2012, we operated 689 stores compared to 207 stores as of December 31, 2011. The increase in stores was due to the acquisition of the Winn-Dixie stores on March 9, 2012.

Net Sales

The following table summarizes our increase in comparable store sales between fiscal 2011 and fiscal 2012:

			Increase (Decrease)
	Fiscal 2011	Fiscal 2012	$	%
	(dollar amounts in millions)
Net sales	$2,654.1	$8,491.9	$5,837.8
Other income	(17.5)	(62.5)	(45.0)
Acquired Winn-Dixie stores	—	(5,743.3)	(5,743.3)
Closed/new stores	(6.6)	(0.7)	5.9
3 days ended Dec. 31, 2011	(26.9)	—	26.9

Comparable store sales (361 days)	$2,603.1	$2,685.4	$82.3	3.2%

The following table summarizes our increase in pro forma comparable store sales between fiscal 2011 and fiscal 2012:

			Increase (Decrease)
	Fiscal 2011	Fiscal 2012	$	%
	(dollar amounts in millions)
Net sales	$2,654.1	$8,491.9	$5,837.8
Other income	(17.5)	(62.5)	(45.0)
Acquired Winn-Dixie stores	6,811.0	1,343.5	(5,467.5)
Closed/new stores	(19.0)	(13.4)	5.6
3 days ended Dec 31, 2011	(26.9)	—	26.9

Pro forma comparable store sales (361 days)	$9,401.7	$9,759.5	$357.8	3.8%

Net sales increase was attributable primarily to sales from acquired Winn-Dixie stores and a 3.2% increase in BI-LO stores comparable store sales as compared to the prior fiscal year. Comparable store sales exclude sales from the acquired Winn-Dixie stores. Our comparable store sales for the prior fiscal year have been adjusted to reflect the current fiscal year change.

The 3.2% comparable store sales increase for BI-LO stores resulted from a 1.6% increase in average transaction size (driven by a 1.4% increase in average item value and a 0.2% increase in items per transaction) and a 1.5% increase in number of transactions. The BI-LO comparable store sales increase was due primarily to an increase in the average item value related to our product pricing and promotion initiatives, Food Lion (a competitor in certain markets in which we operate) store closures and our fuelperks! initiatives. In addition, our store remodeling initiative has contributed to the BI-LO stores sales increase, as BI-LO stores remodeled in the last year provided a comparable store sales increase of approximately 6.4% for fiscal 2012, compared with a 0.7% increase for the remainder of the BI-LO stores chain. 39 BI-LO store remodels were completed during fiscal 2012.

The acquired Winn-Dixie stores achieved a 4.0% comparable store sales increase as compared to the prior fiscal year, resulting from a 2.8% increase in average transaction size and a 1.2% increase in number of transactions. The Winn-Dixie comparable store sales increase was due primarily to our product pricing and promotion initiatives, as well as an increase in sales from our fuelperks! program and store remodels.

If the pro forma comparable store sales were included for 361 days of both years, pro forma comparable sales would be a 3.8% increase.

The $45.0 million increase in other operating income was due primarily to the acquired Winn-Dixie stores totaling $46.0 million, primarily from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers).

Gross Profit

Gross profit was $2,321.5 million, or 27.3% of net sales, and $693.3 million, or 26.1% of net sales, for fiscal 2012 and fiscal 2011, respectively. The $1,628.2 million increase in gross profit dollars was due primarily to the gross profit from the acquired Winn-Dixie stores totaling $1,613.6 million. The gross profit excluding the acquired Winn-Dixie stores was $707.9 million, or 26.2% of net sales, as compared to $693.3 million, or 26.1% of sales, in the prior year due primarily to the increase in comparable store sales for the BI-LO stores from our merchandising initiatives. The gross profit rate also benefited from an adjustment to our merchandising plans and improved product mix, offset by increased costs for the BI-LO BONUSCARD rewards (due primarily to the expansion of our fuelperks! program in the Chattanooga market during the third quarter of fiscal 2011).

Operating, General and Administrative Expenses

Operating, general and administrative expenses for the 52 weeks ended December 26, 2012 and December 31, 2011 was $2,109.4 million and $597.2 million, respectively. The $1,512.2 million increase was primarily due to expenses of the acquired Winn-Dixie stores totaling $1,475.3 million and increases in merger and integration expense totaling $56.5 million partially offset by reductions in corporate and support cost and a reduction in bankruptcy related expenses.

The majority of corporate and support functions are in the process of being combined or restructured in order to provide integrated support to the combined store base. As the integration efforts are completed and one-time costs are incurred related to employee severance, retention, and relocation, we expect to experience additional reductions in certain corporate and support costs.

Merger and integration expenses include estimated employee severance costs of $24.7 million and professional fees and other cost of $35.2 million.

Interest Expense

Interest expense was $76.6 million and $84.8 million in fiscal 2012 and fiscal 2011, respectively. The $8.2 million decrease was attributable primarily to the write-off of deferred financing costs totaling $17.4 million and a prepayment penalty of $5.8 million during fiscal 2011, partially offset by additional interest expense on the ABL facility and interest on $425 million of our senior secured notes issued in February 2011 and October 2012. During fiscal 2012, the write-off of deferred financing costs was $2.0 million.

Income Tax Expense

Income tax expense was $7.6 million and $4.1 million for fiscal 2012 and fiscal 2011, respectively.

For fiscal 2012, we recognized $3.6 million of state income tax expense due to expected taxable income generated within certain state jurisdictions. We are not able to fully offset the state taxable income with state NOL carryforwards as the use of the NOLs are limited. For fiscal 2011, we did not incur any income tax liability resulting from continuing operations.

We have established a full valuation allowance against substantially all of our net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

We recognized deferred tax expense of $4.2 and $4.1 million in fiscal 2012 and fiscal 2011, respectively, resulting from a difference in the book and tax treatment of our trade name assets. This expense recognition did not have a cash effect.

Loss from Discontinued Operations

Loss from discontinued operations was $24.8 million and $1.6 million for fiscal 2012, and fiscal 2011, respectively. The increase was due to the settlement of litigation related to Bruno’s Supermarkets, LLC, our former subsidiary, in the amount of approximately $27.1 million relating to Bruno’s withdrawal from its pension fund.

Net Income

Net income was $103.1 million and $5.7 million for fiscal 2012 and fiscal 2011, respectively, due to the items discussed above.

Comprehensive Income

Comprehensive income was $101.5 million and $5.7 million for fiscal 2012 and fiscal 2011, respectively, due to the items discussed above and changes in the post-retirement benefit obligation.

Fiscal 2011 as Compared to Fiscal 2010

The following discussion summarizes our operating results for fiscal 2011 as compared to fiscal 2010.

Net Sales

The following table summarizes our increase in comparable store sales between fiscal 2010 and fiscal 2011:

			Increase (Decrease)
	Fiscal 2010	Fiscal 2011	$	%
	(dollar amounts in millions)
Net sales	$2,521.3	$2,654.1	$132.8
Other operating income	(16.4)	(17.5)	(1.1)
Closed/new stores(1)	(6.6)	—	6.6

Comparable store sales	$2,498.3	$2,636.6	$138.3	5.5%

(1)	Represents seven stores closed in the first quarter of fiscal 2010.

The $132.8 million increase in net sales was attributable to a 5.5% increase in comparable store sales ($138.3 million impact) due primarily to an increase in average transaction size. The comparable store sales increase was partially offset by a $6.6 million decrease due to seven store closings in the first quarter of fiscal 2010.

The 5.5% comparable store sales increase resulted from a 5.5% increase in average transaction size (driven by a 2.5% increase in items per transaction and a 3.0% increase in average item value). The number of transactions was flat from fiscal 2010 to fiscal 2011. Our comparable store sales benefited in 2011 from our merchandising initiatives including our fuelperks! program. This program was introduced in our Chattanooga market during the third quarter of fiscal 2011, and is now operating in all of our markets.

Our remodeling initiative also contributed to the sales increase, with 25 store remodels completed since June of 2010 (inception of the remodel program). The remodeled stores in the first year since grand reopening contributed 0.7% to our overall comparable store sales increase for fiscal 2011, with comparable store sales in the remodeled stores increasing 14.2% for fiscal 2011 and the remainder of the chain increasing 4.8% on a comparable store sales basis.

Gross Profit

Gross profit was $693.3 million, or 26.1% of net sales, and $662.6 million, or 26.3% of net sales for fiscal 2011 and fiscal 2010, respectively. The $30.7 million increase in gross profit dollars was due to the increase in net sales (gross profit effect of $34.8 million), partially offset by a $3.2 million rate impact due primarily to higher costs for our fuelperks! program, as well as higher distribution expenses (due primarily to higher fuel costs).

Operating, General and Administrative Expenses

Operating, general and administrative expenses for the 52 weeks ended December 31, 2011 and January 1, 2011 was $597.2 million and $592.4 million, respectively. The $4.8 million increase was primarily due to expenses associated with our store and management incentive plan, overhead staff positions at our corporate office filled since the beginning of fiscal 2010, and higher credit and debit card fees (due to higher rates and higher sales volume), partially offset by reduction in depreciation and amortization expense due to certain assets becoming fully depreciated during the fiscal year and store labor efficiencies and favorable trends in our self-insured medical claims.

Interest Expense

Interest expense was $84.8 million and $61.2 million for fiscal 2011 and fiscal 2010, respectively. The $23.6 million increase was attributable primarily to one-time charges related to our February 2011 refinancing. Specifically, we incurred a $17.4 million charge on the write-off of deferred financing costs and original issue discount related to our previous debt facilities, as well as a $5.8 million prepayment penalty on the early payoff of our previous term loan.

Reorganization Gain

We recognized a $4.2 million reorganization gain in fiscal 2010. This gain resulted from a $14.1 million gain recognized on the discharge of liabilities and a $15.9 million gain attributable to lease rejections and assignments, partially offset by $21.1 million of professional fees and $4.7 million of lease rejection expense, in connection with our emergence from bankruptcy in fiscal 2010. The reorganization was completed in fiscal 2010, and accordingly, no reorganization gain or loss was recognized in fiscal 2011.

Income Tax Expense

For both fiscal 2011 and fiscal 2010, we did not incur any income tax liability resulting from current operations.

We recognized deferred tax expense of $4.1 million in fiscal 2011 and fiscal 2010 resulting from a difference in the book and tax treatment of our trade name asset. This expense recognition did not have a cash effect. In fiscal 2010, we also recognized a $0.9 million benefit related to a federal income tax carryback which had a cash effect (no such benefit in fiscal 2011).

Discontinued Operations

The results of non-operating BI-LO properties which were closed or sold in connection with our purchase by Lone Star in 2005 as well as any costs associated with our former Bruno’s subsidiary are classified as discontinued operations in our financial statements.

We reported $1.6 million of expense associated with discontinued operations in fiscal 2011 compared to a gain on discontinued operations of $5.2 million in fiscal 2010. The expense in fiscal 2011 related primarily to costs associated with Bruno’s. The gain in fiscal 2010 was due primarily to bankruptcy-related gains on lease rejections of store properties that were classified as discontinued operations.

Net Income

Net income was $5.7 million for fiscal 2011, compared to net income of $15.0 million for fiscal 2010, due to the items discussed above.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for the seven most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the historical audited consolidated financial statements and the unaudited condensed consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarters Ended
	April 21, 2012 (16 Weeks)	July 14, 2012 (12 Weeks)	October 6, 2012 (12 Weeks)	December 26, 2012 (12 Weeks)	April 17, 2013 (16 Weeks)	July 10, 2013 (12 Weeks)	October 2, 2013 (12 weeks)
	(In Millions of Dollars)
Statement of Operations Data:
Net sales	$1,703.9	$2,317.6	$2,237.7	$2,232.7	$3,176.9	$2,320.8	$2,247.3
Gross profit(1)	470.4	638.6	609.3	603.2	874.7	616.8	597.9
Income from continuing operations	21.9	35.8	21.7	48.5	176.1	31.9	14.2
Income (loss) from discontinued operations	0.7	1.4	(27.2)	0.4	(1.8)	1.8	(0.4)
Net income (loss)	$22.6	$37.2	$(5.5)	$48.9	$174.3	$33.7	$13.8

Reconciliation of EBITDA and EBITDAR:
Net income (loss)	$22.6	$37.2	$(5.5)	$48.9	$174.3	$33.7	$13.8
Plus:
Depreciation and amortization expense(2)	20.0	23.1	23.0	29.7	35.7	27.5	29.1
Total interest expense	21.8	17.1	18.4	19.3	27.0	19.5	21.7
Income tax provision (benefit)	1.3	1.0	2.5	2.9	(66.7)	10.6	(2.9)
(Income) loss from discontinued operations	(0.7)	(1.4)	27.2	(0.4)	1.8	(1.8)	0.5
EBITDA(3)	65.0	77.0	65.6	100.4	172.1	89.5	62.2
Plus:
Charges related to bankruptcy proceedings and corporate reorganization(4)	2.2	1.3	0.6	0.1	—	—	—
Loss from closed stores	0.4	0.6	0.6	0.6	0.6	0.2	0.8
(Gain) on assets disposals	(0.1)	(0.1)	(0.1)	(0.6)	(0.6)	0.8	7.2
Impairment expense	—	—	—	—	—	—	—
Franchise taxes	0.1	0.1	0.1	0.2	0.1	0.2	0.1
Fees and expense reimbursement to our sponsor(5)	0.3	0.4	0.9	1.0	1.2	0.6	1.5
Merger and integration costs	23.7	18.6	11.7	5.8	8.0	5.1	8.6
Other nonoperating (income)	—	—	—	(10.3)	(7.3)	2.8	(4.0)
Adjusted EBITDA(3)	91.6	97.9	79.4	97.2	174.1	99.2	76.4
Plus:
Rent expense(6)	27.4	46.1	45.9	44.7	61.7	46.2	46.8
Adjusted EBITDAR(3)	$119.0	$144.0	$125.3	$141.9	$235.8	$145.4	$123.2
Other Data:
Capital expenditures	31.4	45.4	35.9	28.2	22.9	27.8	44.2
Pro forma comparable store sales(7) increases (%)	3.2	3.6	4.1	4.6	3.1	0.2	(0.2)

(1)	Gross profit is defined as total revenues less merchandising costs, including warehousing and transportation expenses.
(2)	Includes depreciation and amortization related to acquired warehouse and transportation assets, which is a component of cost of sales on the condensed consolidated statements of operations.

(3)	See footnote 8 to “Summary—Summary Selected Historical and Pro Forma Financial and Other Data” for our definition of adjusted EBITDA and adjusted EBITDAR and why we consider them useful.
(4)	Includes legal and other costs incurred to defend litigation related to Bruno’s Supermarkets, LLC (a former subsidiary).
(5)	During fiscal 2012, $3.8 million of fees and expenses paid to our sponsor was included in the merger and integration costs.
(6)	Includes rent expense relating to acquired warehouse and transportation facilities and equipment.
(7)	Pro forma comparable store sales gives effect to the acquisition of Winn-Dixie as it if had taken place on the first day of fiscal 2011.

Liquidity and Capital Resources

Our primary liquidity needs on an ongoing basis are to fund our general working capital requirements and our capital expenditures. Currently, our primary capital resource is net cash flow generated from our operations and borrowing availability under the ABL facility.

As of October 2, 2013, we had $447.5 million of liquidity, comprised of $418.0 million of borrowing availability under the ABL facility and $29.5 million of cash and cash equivalents. As of October 2, 2013, we had $59.5 million of restricted cash held by the trustee for our senior secured notes, which is anticipated to be released upon purchases of permitted replacement assets as defined in the indenture governing our senior secured notes. See “Description of Indebtedness—Baldwin Sale/Leaseback.” We believe that cash generated from operations and borrowings under the ABL facility will be sufficient to meet our working capital, capital expenditures and financing requirements for the remainder of fiscal 2013 and beyond.

As indicated above, in connection with the acquisition of Winn-Dixie on March 9, 2012, we entered into the $700 million ABL facility with a five-year term to replace our prior $100 million revolving credit facility and to fund a portion of the acquisition price. At October 2, 2013, we had approximately $418.0 million of borrowing ability, net of $89.6 million of outstanding borrowings and $127.1 million in outstanding letters of credit under the ABL facility.

On February 3, 2011, and October 16, 2012, we issued $285.0 million and $140.0 million, respectively, of our senior secured notes due in 2019. We used the net proceeds from the February 3, 2011 notes and cash on hand to repay the $192.5 million balance of our previous term loan, pay a dividend of $76.0 million to our sponsor, pay $7.7 million of deferred financing costs associated with the refinancing and pay a prepayment penalty of $5.8 million on the early payment of our previous term loan. We used the net proceeds from the October 26, 2012 notes and cash on hand to pay a dividend of $145.0 million to our sponsor and to pay fees and expenses related to the offering.

On September 20, 2013, we issued $475.0 of our PIK toggle notes. We used the net proceeds to pay a $457.9 million distribution to Lone Star. See Note 3 to the consolidated financial statements included elsewhere in this prospectus.

Cash Flow Information

The 40-week Period Ended October 2, 2013 as Compared to the 40-Week Period Ended October 6, 2012

The table below sets forth certain condensed consolidated statements of cash flows data for the 40 weeks ended October 6, 2012 and October 2, 2013 (in millions):

	40 weeks ended
	October 6, 2012	October 2, 2013	Change
Cash provided by (used in):
Operating activities	$204.2	$168.4	$(35.8)
Investing activities	$(528.9)	$(149.6)	$379.3
Financing activities	$286.8	$(41.8)	$(328.6)

Operating activities

Net cash provided by operating activities for the 40 weeks ended October 2, 2013 was due primarily to cash flows from operating income, offset by changes in working capital primarily related to the timing and amounts of payroll, primarily severance related.

Net cash provided by operating activities for the 40 weeks ended October 6, 2013 was due primarily to cash flows from operating income and changes in working capital, primarily related to accrued expenses.

Investing activities

Net cash used in investing activities for the 40 weeks ended October 2, 2013 was due primarily to the $59.5 million of Baldwin Sale/Leaseback proceeds held by the trustee for our senior secured notes and $94.9 million of purchases of property and equipment. The cash that is held by the trustee for our senior secured notes will be released upon purchases of permitted replacement assets as defined in the indenture governing our senior secured notes.

Net cash used in investing activities for the 40 weeks ended October 6, 2012 was due primarily to the acquisition of Winn-Dixie for $416.7 million and the purchase of property and equipment for $112.7 million.

Financing activities

Net cash used in financing activities for the 40 weeks ended October 2, 2013 was due primarily to net repayments under the ABL facility, $32.0 million in payments on obligations under capital leases and other financing obligations and a $457.9 million distribution to Lone Star, offset in part by cash proceeds of $470.3 million from the issuance of our PIK toggle notes, $110.8 million of other financing proceeds primarily related to the Baldwin Sale/Leaseback and a $14.6 million capital contribution from Lone Star.

Net cash used in financing activities for the 40 weeks ended October 6, 2012 was due primarily to the acquisition of Winn-Dixie, which was financed primarily by an additional capital contribution from Lone Star of $275.0 million and an initial draw on the ABL facility of $260.0 million, offset by a $160.0 million distribution paid to Lone Star and $27.5 million in payments on obligations under capital leases and other financing obligations.

Fiscal 2012 as Compared to Fiscal 2011

The following discussion summarizes information related to our cash flow for fiscal 2011 as compared to fiscal 2012. The table below sets forth certain consolidated statements of cash flows data for fiscal 2011 and fiscal 2012 (in millions):

	Fiscal
	2011	2012	Change
Cash provided by (used in):
Operating activities	$88.6	$273.6	$185.0
Investing activities	$(46.9)	$(555.0)	$(508.1)
Financing activities	$(16.0)	$283.0	$299.0

Operating activities

The $185.0 million increase in cash provided by operating activities was due primarily to additional cash flows from improved operating income as a result of the acquired Winn-Dixie stores and net changes in working capital items.

Investing activities

The $508.1 million increase in net cash used in investing activities was due primarily to the acquisition of Winn-Dixie for $416.7 million, as well as higher capital spending in fiscal 2012 totaling $140.9 million, of which $68.0 million was related to the BI-LO capital spending primarily for store remodels, with the remaining $72.9 million related to Winn-Dixie capital expenditures, primarily store remodel activity.

Financing activities

The acquisition of Winn-Dixie was financed primarily by an additional capital contribution from Lone Star of $275.0 million and an initial draw on the ABL facility of $260.0 million. In October 2012, we also issued an additional $140.0 million of our senior secured notes. Cash outflows during fiscal 2012 included $35.0 million in net repayments on the ABL facility, $17.3 million financing costs related to the ABL facility, $36.4 million payments on capital lease and other financing obligations and $305.0 million in distributions to our sponsor.

The financing cash activity in fiscal 2011 was related primarily to the February 2011 refinancing. During the first quarter of fiscal 2011, we issued $285.0 million of our senior secured notes. The proceeds from these notes were used to repay the $192.5 million balance of our previous term loan, pay a distribution of $76.0 million to Lone Star, and pay $7.7 million of financing costs associated with the refinancing. Additional cash outflows for financing activities in fiscal 2011 were related primarily to $17.7 million of capital lease and other financing obligations payments.

Capital Expenditures

For fiscal 2012 and fiscal 2011, capital expenditures were $140.9 million and $47.7 million, respectively. The $93.2 million increase in capital expenditures was related primarily to a $72.9 million increase in spending for Winn-Dixie and a $20.3 million increase for the BI-LO remodeling program. During fiscal 2012, 39 BI-LO store remodels and 7 Winn-Dixie store remodels were completed, and we opened two new Winn-Dixie stores.

In fiscal 2013, we expect capital expenditures to total approximately $130.0 million excluding the amounts to be paid in connection with the Delhaize and Piggy Wiggly transactions. Approximately $32.0 million is related to new and remodeled stores and approximately $98.0 million is related to technology and other capital goods.

Off-Balance Sheet Arrangements

Other than our operating leases and outstanding letters of credit, we are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The table below illustrates our significant contractual obligations and other commercial commitments, based on year of maturity or settlement, as of December 26, 2012. These obligations and commitments do not include obligations under the PIK toggle notes, the C&S supply arrangement, the Baldwin Sale/Leaseback or the Delhaize transaction:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollar amounts in millions)
Long-term debt(1)	$425.0	—	—	—	$425.0
Interest on long term debt(2)(2)	317.2	47.0	141.1	121.4	7.7
Capital lease obligations	151.3	42.5	59.2	28.7	20.9
Other financing obligations(3)	314.6	31.4	62.5	61.9	158.8
Operating lease obligations	1,371.8	237.7	404.9	284.5	444.7
Retirement Plans(4)	12.9	1.2	2.5	2.5	6.7
Other(5)	32.0	32.0	—	—	—

Total contractual obligations	$2,624.8	$391.8	$670.2	$499.0	$1,063.8

(1)	The amounts in the table above are based on our prior capitalization, which was in place as of December 26, 2012. We estimate future interest payments based on interest rates and applicable margin at December 26, 2012. On September 20, 2013, we issued $475 million aggregate principal amount of our PIK toggle notes. The principal amount is payable on September 15, 2018. Total interest payments on the PIK toggle notes as of the date of issuance, are $40.4 million, $41.0 million, $41.0 million, $41.0 million and $41.0 million which are due during fiscal 2014, 2015, 2016, 2017 and 2018, respectively, based on the initial interest rate at closing. The foregoing interest payment amounts in respect of the PIK toggle notes are not included in the table above.
(2)	Reflects the interest rate of 9.25% on the senior secured notes and interest and fees on the ABL facility through the maturity of the notes, assuming $131.4 million of letters of credit, $150 million in outstanding borrowings and $418.6 million thereunder of unused commitment. Excludes amortization of debt issuance costs.
(3)	The other financing obligation amounts include interest but do not include principal amortization on land lease obligations that will not require future cash payments.
(4)	Payments for retiree plans are based on actuarial projections related to our post-retirement benefits. See Note 11 to the consolidated financial statements included elsewhere in this prospectus.
(5)	Include agreements to purchase goods and services made in the normal course of business that are enforceable and legally binding on us. Our purchase obligations consist predominantly of contracts to purchase certain inventory items. For a discussion of our supply agreements with C&S, see “Business—Sources of Supply.”

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. We have provided a description of all of our significant accounting policies in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity.

Fair Value Determination of Acquired Assets and Assumed Liabilities

The fair value estimate of the Winn-Dixie assets acquired and liabilities assumed and the allocation of the purchase price to the net assets acquired has been determined by management with the assistance of independent valuation specialists. We estimate the fair value of assets and liabilities as required, including intangible assets, based on various methods, including market prices, discounted cash flows, and other present value valuation techniques. The allocation of the purchase price to the net assets acquired and the fair value of assets and liabilities acquired requires management to use numerous estimates and assumptions.

Vendor Allowances

We receive allowances from many of the vendors whose products are sold in our stores. Allowances are received for a variety of merchandising activities, including placement of the vendor’s products in our advertising, placement of vendor products in prominent locations, introduction of new products, exclusivity rights in certain categories of products, and temporary price reductions offered by vendors. We also receive vendor funds associated with buying activities, such as volume purchase rebates and rebates for purchases made during specific periods.

We record a receivable for vendor allowances for which we have fulfilled our contractual commitments but have not received payment from the vendor. When payment for vendor allowances is received prior to fulfillment of contractual terms or before the programs necessary to earn such allowances are initiated, we record such amounts as “unearned vendor allowances” or “vendor funds received in advance,” respectively, which are classified within current and long-term liabilities. Once all contractual commitments have been met, we record vendor allowances as a reduction of the cost of the related inventory items. Accordingly, when the inventory is sold, the vendor allowance is recognized as a reduction of merchandise costs.

The amount and timing of recognition of vendor allowances, as well as the amount of vendor allowances remaining as “unearned vendor allowances” or “vendor funds received in advance” requires management judgment and estimates. Management determines these amounts based on estimates of current year purchase volume using forecasted and historical data and review of average inventory turnover.

Long-Lived Assets

We review our long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, we compare the carrying amount of the asset to our best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, we record an impairment loss for the excess of net book value over the fair value of the impaired asset. We estimate the fair value based on the best information available, including prices for similar assets and the results of other valuation techniques.

Factors such as changes in economic conditions and changes in operating performance significantly affect our judgments and estimates related to the expected useful lives and cash flows of long-lived assets. Adverse changes in these factors could cause us to recognize a material impairment charge.

Intangible Assets

We report intangible assets in accordance with ASC Topic 350, “Intangibles—Goodwill and Other,” which requires that an intangible asset with indefinite useful economic life not be amortized, but instead be separately tested for impairment at least annually using a fair-value approach. Intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. The evaluation of possible impairment of intangible assets is affected by factors such as changes in economic conditions and changes in operating performance. These factors could cause us to recognize a material impairment charge as we assess the ongoing expected cash flows and carrying amounts of intangible assets.

Self-Insurance Reserves

We self-insure for certain insurable risks, primarily workers’ compensation, business interruptions, general liability, automobile liability and property losses, as well as employee medical benefits. We obtain insurance coverage for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. We estimate the liabilities related to self-insured programs with the assistance of an independent actuary. The accounting estimates for self-insurance liabilities include both known and incurred but not reported insurance claims and reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation, economic conditions and the effect of our Chapter 11 filings. Unanticipated changes in these factors may materially affect our results of operations and financial position.

Inventory Valuation

We value inventories at the lower of cost or market. For a majority of grocery and general merchandise inventories, cost is determined using the retail method of accounting. Under the retail method of accounting, the current cost of inventories is calculated by applying a cost-to-retail ratio to the current retail value of inventories. The cost of pharmacy inventories is determined on the FIFO basis. The cost of distribution center inventories is determined at average cost. The cost of fresh products is determined based on weighted average cost.

Our inventory balances consist primarily of finished goods. Inventory costs include the purchase price of the product and freight charges to deliver the product, and are net of certain consideration received from vendors.

For fresh products, physical inventory counts are taken periodically and at the end of the fiscal year. For nonperishable products, physical inventory counts are taken on a cycle basis. We record an estimated inventory shrinkage reserve for the period between each store’s last physical inventory and the balance sheet date.

Under the retail method, the valuation of inventories, and the resulting gross profits, is determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates which could impact the ending inventory valuation at cost, as well as the resulting gross profits. Our cost-to-retail ratios contain uncertainties as the calculation requires management to make assumptions and apply judgment regarding inventory mix, inventory spoilage and shrink.

Leases

We lease equipment and buildings under various operating and capital leases. Leases are classified as capital leases or operating leases based upon the criteria established by GAAP. For leases determined to be capital leases, an asset and liability are recognized at the lower of the fair value of the leased asset or the present value of the minimum lease payments during the lease term. Such assets are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset taking into account the residual value, with amortization included in depreciation and amortization expense. Leases that do not qualify as capital leases are classified as operating leases, and the related rental payments are expensed on a straight-line basis (taking into account rent escalation clauses and rent holiday periods at the inception of the lease) over the lease term. Payments made to us representing incentives to enter into a new lease are recorded as deferred rent income and amortized to income on a straight-line basis over the term of the lease. For purposes of expensing rental payments, the lease term commences when we become obligated under the terms of the lease agreement, and includes option renewal periods where failure to exercise such options would result in an economic penalty such that renewal appears, at the inception of the lease, to be reasonably assured.

Determining whether a lease is a capital or an operating lease requires judgment on various aspects, including the fair value of the lease asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Income Taxes

Deferred income taxes represent the future net tax effects resulting from temporary differences between the financial statement and tax bases of assets and liabilities, including net operating loss, or NOL, carryforwards, using the enacted tax rates in effect for the year in which the differences are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. The calculation of our tax liabilities requires management judgment and estimates, particularly as it relates to determination of valuation allowances.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-05, which is an update to Topic 220, “Comprehensive Income”. The update eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the new standard by presenting the components of other comprehensive income in the Company’s Statement of Operations and Comprehensive Income.

In July 2012, the FASB issued ASU 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. This allows for the same evaluation as described in ASU 2011-08 for “Intangibles—Goodwill and Other”. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company’s adoption of ASU 2012-02 as of December 26, 2012, did not have any impact on the Company’s Consolidated Financial Statements.

Controls and Procedures

Subsequent to the completion of our financial statements for and as of the 28 weeks ended July 10, 2013, we identified a classification error related to the cash flow presentation of the Baldwin Sale/Leaseback. This error had no impact on net cash flow, and did not affect the accompanying balance sheets, statements of operations and comprehensive income, or statements of changes in membership interests. In connection with the error, a material weakness in our internal controls over financial reporting was identified based on a lack of sufficient financial presentation analysis. A “material weakness” is a deficiency in internal controls such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected in a timely basis. Since the time the material weakness described above was identified, we have modified our processes to remediate the material weakness in internal controls. Specifically, we have modified the design of our internal accounting memorandums to enhance our financial presentation analysis. However, there is no guarantee that additional material weaknesses will not be identified in the future.

Quantitative and Qualitative Disclosure About Market Risks

Our borrowings under the ABL facility bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same, and our net income would decrease. A hypothetical 0.50% increase in LIBOR rates applicable to borrowings under the ABL facility would result in an estimated increase of $3.5 million per year of interest expense related to such debt, assuming the ABL facility is fully borrowed.

BUSINESS

Our Company

We are a leading supermarket operator with a strong history in the Southeastern United States and a non-union work force. As of October 2, 2013, we operated 684 stores serving many key metropolitan areas in Florida, Georgia, Alabama, Louisiana, Mississippi, South Carolina, North Carolina, and Tennessee under the “Winn-Dixie”, “BI-LO”, “Super BI-LO”, and “BI-LO at the Beach” supermarket banners. We believe we are the sixth largest conventional supermarket operator in the United States based on number of stores and the second largest conventional supermarket operator in the eight states in which we operate based on aggregate number of stores in these states. We strive to differentiate ourselves from our competitors by providing our customers with a value proposition that combines conveniently located and well-maintained stores (averaging 40,000-50,000 square feet), with a strong focus on customer service, high-quality food products, and prices that are competitive with other supermarket operators in our markets. For the fiscal year ended December 26, 2012, we generated approximately $8.5 billion of net sales, approximately $103.1 million of net income (including approximately $7.6 million of tax expense) and approximately $366.1 million of adjusted EBITDA. For the 40 weeks ended October 2, 2013, we generated approximately $7.7 billion of net sales, approximately $221.8 million of net income (including approximately $59.0 million of tax benefits) and approximately $349.7 million of adjusted EBITDA. For a reconciliation of adjusted EBITDA to net income and a discussion of why we consider it useful, see “Summary—Summary Selected Historical and Pro Forma Financial and Other Data.”

We have experienced substantial growth in recent years through a combination of organic operating initiatives, supported by our operational improvements, and acquisitions. We have achieved strong financial results during this period, as evidenced by the following:

•	Through October 2, 2013, we achieved positive pro forma comparable store sales growth in 18 of the last 19 quarters.

•	We have achieved average pro forma comparable store sales growth of 2.7% over the last seven consecutive quarters.

•

We have grown our store count from 207 stores at January 1, 2011 to 684 stores at October 2, 2013, and we anticipate that, after giving effect to required divestitures, our pending Delhaize transaction and the recently completed Piggly Wiggly transaction will expand our store count to as many as 847 supermarkets.

•

We have increased our net income and adjusted EBITDA from fiscal year 2008 when we had a net loss of approximately $88.8 million and adjusted EBITDA of approximately $136.6 million, to net income and adjusted EBITDA of approximately $103.1 million and $366.1 million, respectively, for fiscal 2012. For a reconciliation of adjusted EBITDA to net income and a discussion of why we consider it useful, see “Summary—Summary Selected Historical and Pro Forma Financial and Other Data.”

We operate a network of attractive, well-maintained stores and seek to locate our stores in high-traffic areas that are in close proximity to residential neighborhoods. We operate our business as a single unit with a single management team, but we operate under different banners in different markets. We generate revenues by selling an assortment of grocery products, including dry and canned groceries, frozen items, produce, dairy, meat and seafood, bread and baked goods, and other fresh product offerings. In addition, a majority of our stores include pharmacies.

On March 23, 2009, BI-LO Holding, LLC, BI-LO, LLC, and each of their then respective subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of South Carolina. On April 30, 2010, the court entered its order confirming the proposed fourth amended plan of reorganization and the debtors emerged from bankruptcy protection on May 12, 2010. Key elements of the plan of reorganization and other matters related to the bankruptcy are described in greater detail in Note 4, to the consolidated financial statements included elsewhere in this prospectus.

On March 9, 2012, we acquired Winn-Dixie Stores, Inc. for a total cash purchase price of $559.3 million. The Winn-Dixie acquisition significantly expanded our store base and geographic market area, with no overlap in markets between BI-LO and Winn-Dixie. The Winn-Dixie acquisition has allowed us to realize significant cost savings. We have achieved over $180 million of annual run-rate cost savings from operational improvements and synergies to date and expect to realize moderate additional cost savings prior to completion of the integration. We have incurred approximately $75.8 million in upfront integration-related costs through October 2, 2013, and we anticipate we will incur modest additional costs through completion of integration. Consistent with our strategy of reducing operating costs and reinvesting these savings in the business to stimulate customer traffic, we are investing a portion of these cost savings in merchandising and pricing initiatives to drive sales.

On May 27, 2013, we entered into the Delhaize merger agreement, pursuant to which we agreed to acquire 155 operating supermarkets (subject to regulatory approvals, which may require divestitures) under the “Sweetbay”, “Harveys”, and “Reid’s” banners, for $265.0 million in cash and the assumption of all related lease liabilities, including approximately $92.0 million of capital lease liabilities. Based on information provided by Delhaize, for the 52-week period ended December 29, 2012, we believe the 143 operating supermarkets we expect to acquire net of divestitures generated approximately $1.6 billion of revenues. In addition, based on information provided by Delhaize and our management’s estimate of allocable corporate costs, we believe that the average per store operating performance of these 143 operating supermarkets for the 52-week period ended December 29, 2012 was substantially equivalent to the average per store pro forma operating performance of our stores for fiscal 2012. The financial information relating to the Delhaize business being acquired is based on information provided by Delhaize, has not been audited or otherwise been subject to auditor review, and does not give effect to any additional store divestitures that may be required. We expect the Delhaize transaction to be completed in the first quarter of 2014. In addition, on November 12, 2013, we completed the purchase of 22 Piggly Wiggly operating supermarkets for a purchase price of approximately $40.7 million in cash. These transactions, covering stores located in Florida, Georgia and South Carolina, will further build on the strength of our BI-LO and Winn-Dixie stores and will expand our customer base. Following the closing of the Delhaize transaction, we believe we will be the fifth largest conventional supermarket operator in the United States based on number of stores.

Approximately 83% of our stores are located in areas where, based on market share data compiled by Metro Market Studies, we rank as the number one or number two conventional supermarket operator. We believe our strong market position is the result of a long operating history, strong brand recognition, innovative marketing campaigns and a merchandising strategy that caters to the needs of local communities. When customers choose conventional supermarket operators, such as BI-LO and Winn-Dixie, over supercenters and warehouse clubs, we believe they do so based on their desire for an enhanced food shopping experience, including convenience, higher quality food items, compelling promotional value and overall service. We believe we have successfully defended our leading market positions, as evidenced by our positive pro forma comparable store sales growth for 18 of the last 19 quarters through the third quarter of fiscal 2013. The following table shows our market position among conventional supermarket operators in the top eight major metropolitan markets we serve, as defined by our number of stores.

Market	Banner	Conventional Supermarket Operator Rank(1)	# of Stores
Miami, FL	Winn-Dixie	2	83
Greenville/Spartanburg/Anderson, SC	BI-LO	1	46
Jacksonville, FL	Winn-Dixie	2	44
Tampa-St. Petersburg, FL	Winn-Dixie	3	36
Orlando, FL	Winn-Dixie	2	31
Charlotte, NC	BI-LO	3	27
New Orleans, LA	Winn-Dixie	2	26
Chattanooga, TN	BI-LO	1	23

(1)	Source: Metro Market Studies April 2013. Greenville/Spartanburg/Anderson data is weighted based on store count.

We are committed to providing our customers with a superior shopping experience, through a focus on delivering “Savings without Sacrifice,” which emphasizes our conveniently located stores, great customer service and high-quality fresh food offerings at competitive prices. We support our customer value with our loyalty programs, which provide cardholders with instant discounts and promotions on items throughout the store and other rewards.

Our loyalty programs now include over 15 million active card holders, with 76% of our net sales effected with one of our loyalty cards during the first 40 weeks of fiscal 2013. Our loyalty card holders shop with us more often and spend more than non-card holders. In the first 40 weeks of fiscal 2013, the average dollar value for loyalty card holder transactions was 194% higher than the average dollar value of non-card holder transactions. These programs provide us with valuable customer data which we use to identify our customers’ shopping patterns, preferences and demographics. This data allows us to customize merchandising and promotions, develop targeted marketing initiatives, and optimize inventory management.

We believe our loyalty card programs are enhanced by their connection to our fuelperks! program. In order to participate in fuelperks!, customers must use their BONUSCARD or Customer Rewards Card. The fuelperks! program was fully implemented throughout all banners by the end of 2012. Currently, approximately 3.0 million households participate in our fuelperks! program.

We believe that our BONUSCARD, Customer Rewards Card, fuelperks! and $4/$10 generic Rx program have fostered increased customer loyalty, which we believe has been partially responsible for our strong financial results.

We believe our customer relationships, merchandising initiatives and experienced management team, combined with our focus on operational excellence, have positioned us to deliver strong financial results.

The following diagram summarizes our ownership and corporate structure as of November 26, 2013 and as expected to be in place following the offering:

*	Post-offering only

Our Competitive Strengths

We believe the following key competitive strengths contribute to our success:

Leading Market Positions with Well Recognized Local Banners.    We are the second largest conventional supermarket operator in the eight Southeastern states in which we operate, as defined by aggregate number of stores. We are ranked as the number one or number two conventional supermarket operator in 44 of the major metropolitan markets in which we operate, where approximately 83% of our stores are located. Our BI-LO and

Winn-Dixie banners have deep local heritages that go back many decades and are well known institutions in the communities they serve. We believe our leading market positions and the strong brand recognition of our banners help generate customer traffic and loyalty.

Strategically Positioned to Capitalize on Favorable Market Demographics in the Southeastern U.S.    We believe that the Southeastern U.S. is an attractive region for supermarket retailing that is characterized by:

•	expected population growth above the national average;

•	a business-friendly environment with low relative operating costs; and

•	an established competitive landscape, including relative saturation of supercenters.

According to IHS Global Insight, the eight states in which we operate are expected to have a weighted average population growth between 2012 and 2030 of 20.1%, as compared to a weighted average population growth of 13.1% in the rest of the U.S. IHS Global Insight estimates that Florida, where 48% of our stores are located, will experience a population growth of 27.6% in this period, driven by higher birth rates compared to the national average, continuing high levels of immigration and an overall aging U.S. population that is drawn to Florida.

We believe aggressive government promotions and incentives for businesses are driving industrial growth in the Southeast. We believe that state governments across the region, seeking to create jobs for their residents, are offering attractive tax incentives for businesses that build in or relocate to these states. We believe the Southeast also offers an attractive labor market for us, with lower average wage rates than the national average and a generally non-union work force. Unlike the employees of many supermarket operators in other regions of the U.S., none of our employees are covered by a collective bargaining agreement.

We believe the competitive landscape in the Southeast is well established, with relative saturation of supercenters such as Walmart, and dollar stores such as Dollar General, Dollar Tree and Family Dollar. As of January 31, 2012, in the states we serve, there were approximately 14 Walmarts per million people, compared to approximately 9 per million in the rest of the U.S., and there were approximately 113 dollar stores per million people compared to approximately 56 per million in the rest of the U.S. Given this saturation, although the new store opening strategies of competitors operating these formats are unknown, we believe it is likely that we will be confronted with fewer new store openings by these formats in the future, compared to the rest of the U.S. Additionally, we believe we have developed an effective strategy and shopping experience to compete with these formats, as evidenced by our consistent positive pro forma comparable store sales growth over the past several years.

Compelling Customer Value Proposition that Promotes Loyalty.    We are a “high / low” operator and believe we are well positioned versus our competitors to provide quality service at competitive prices. This positioning allows us to target a broad customer base with diverse shopping needs and drive customer traffic through periodic promotions on selected items. In addition, we have developed a number of customer loyalty and merchandising initiatives, including our BONUSCARD and Customer Reward Card loyalty programs, our fuelperks! program, our $4/$10 generic Rx program and our “Real Fresh”, “Real Local” and “Real Deal” programs and initiatives.

Supported by fuelperks!, our loyalty card programs now include over 15 million active card holders. The average dollar value of loyalty card transactions was 194% greater than the average dollar value of transactions by non-card holders in the first 40 weeks of fiscal 2013. We use our loyalty card programs to track customer sales transaction data in a frequent shopper database, which enables us to target our promotions to specific customer groups. Supported by these initiatives, we have experienced positive pro forma comparable store sales growth for 18 of the last 19 quarters through the third quarter of fiscal 2013. Additionally, our last six quarters comparable store sales growth on a pro forma two year stack basis averaged 7.2%, significantly outpacing that of our peers, which averaged 1.4% over this timeframe based on publicly available information.

Attractive, Well Maintained Stores.    Within the last five fiscal years, 46% of our stores have been remodeled. We believe our store remodels have driven further traffic to our stores. We intend to continue remodeling selected stores, focusing our capital spending decisions on the anticipated return on our investment in these remodels. We seek to locate our stores in high-traffic areas that are in close proximity to residential neighborhoods. Most of our stores occupy between 40,000 and 50,000 square feet, providing our customers with a balance of convenience and assortment.

Strong Free Cash Flow Generation and Minimal Contingent Liabilities.    Our business model relies on controlling costs, combined with a disciplined approach to capital expenditures and working capital controls to drive strong operating profits and free cash flow. We have few closed store lease liabilities and, as a non-union operator, unlike many of our public company competitors in the grocery industry, we do not have any underfunded pension plan obligations. We believe our cash flow generation is a competitive advantage that will allow for strong operational and financial flexibility.

Track Record of Expansion and Platform for Future Growth Through Acquisitions.    We acquired Winn-Dixie in March 2012, which more than tripled our store base. This year, we acquired 22 Piggly Wiggly operating supermarkets and entered into a definitive agreement with Delhaize to acquire a large number of operating stores, which we expect will further strengthen our market position in the Southeast. Our management team has gained valuable experience and established a track record of identifying and executing strategic acquisitions, and we believe that our corporate infrastructure, systems and centralized functions have the capacity to accommodate further growth through acquisitions. As a result, we believe we are well positioned to take advantage of future acquisition opportunities.

Realization of Value-Creating Synergies.    We have extensive experience in creating value through strategic acquisitions. As demonstrated by the combination of BI-LO and Winn Dixie, our increased scale allows us to lower our purchasing costs, achieve efficiencies in distribution and further decrease our fixed cost structure to improve profitability. The Winn-Dixie merger presented us with a significant opportunity to generate synergies which, in conjunction with our belief that we could more efficiently deploy capital and conduct operations at Winn-Dixie, underpinned our rationale in pursuing the acquisition. We have achieved over $180 million of annual run-rate cost savings from operational improvements and synergies to date and expect to realize moderate additional cost savings prior to completion of the integration. We have incurred approximately $75.8 million in upfront integration-related costs through October 2, 2013, and we anticipate we will incur modest additional costs through completion of integration.

Proven and Experienced Management Team.    The executive team of BI-LO Holding, which manages our operations, averages 32 years of retail industry experience. Randall Onstead, our CEO, is a 33-year industry veteran. Prior to his tenure with us, he served as Chairman and CEO of Randall’s Food Markets, Inc., a Houston-based supermarket chain, and as President of Dominick’s Finer Foods. Our management team also includes Brian Carney (Executive Vice President and Chief Financial Officer), Larry Stablein (Executive Vice President and Chief Merchandising Officer) and Mark Prestidge (Executive Vice President and Chief Operations Officer). Mr. Onstead, as a director and as CEO, Mr. Carney and the management team have led several core initiatives, which we believe have resulted in:

•	positive pro forma comparable store sales growth in 18 of the last 19 quarters;

•

the expansion, prior to our Winn-Dixie acquisition, of BI-LO’s adjusted EBITDA margins, which increased from 5.8% in fiscal 2010 to 6.2% in fiscal 2011. For a reconciliation of adjusted EBITDA margin and a discussion of why we consider it useful, see “Summary—Summary Selected Historical and Pro Forma Financial and Other Data”;

•	an expansion of our store base by 477 operating stores since the beginning of fiscal 2011, through the identification and execution of the Winn-Dixie acquisition; and

•	the realization of significant cost savings and synergies from the acquisition of Winn-Dixie.

Our Strategy

We plan to pursue strategies that will allow us to maintain our strong financial performance and further expand our market share and store base, including:

Continue to Drive Strong Sales Performance.    We are focused on driving additional sales and household penetration by increasing customer loyalty and attracting new customers into existing stores. We believe our promotional and merchandising programs, quality product offerings, attractive and well-maintained stores, and competitive prices will facilitate the achievement of this goal by delivering a superior and value-oriented shopping experience. We believe we have the opportunity to further increase our market share by remodeling selected stores to improve their sales productivity. Our strong focus on customer service, coupled with our well maintained store base, provides our customers with an attractive shopping experience that helps drive sales.

Continue to Focus on Growing Profitability.    We believe we can continue to grow our profitability by reducing costs, leveraging our fixed cost base and improving comparable store sales through our merchandising programs. We plan to continue reducing operating expenses in ways that do not negatively impact our customers’ shopping experience, while investing in programs that increase customer loyalty and drive top-line sales growth. Such cost reduction initiatives include inventory shrinkage reduction programs, sourcing initiatives, store process improvements, and general and administrative expense reductions. Since the Winn-Dixie acquisition, we have successfully cut expenses and realized synergies through scale efficiencies and operational improvements while at the same time improving our comparable store sales performance.

Our private label program is one example of a merchandising program that exemplifies this strategy. Private label products are similar in quality to their brand name counterparts, they benefit our customers through lower prices and they are generally more profitable to us than their branded counterparts. Private label products represented 17.8% of our sales volume and 21.6% of our unit volume for the first 40 weeks of fiscal 2013. We employ a multi-tiered private label strategy, through which we seek to satisfy the needs of customers seeking premium, standard, or value products.

Selectively Pursue Expansion Through Acquisitions and New Store Openings.    We will target new store openings in existing and adjacent markets where we believe we are well positioned to capitalize on opportunities. We will also continue to seek value enhancing store acquisitions, such as the Delhaize transaction and the Piggly Wiggly transaction, that complement our existing store base. We expect that the integration of these stores will allow us to further enhance our revenue growth, leverage our cost structure, and increase profitability.

The U.S. Supermarket Landscape

We operate in the approximately $600 billion U.S. supermarket industry, which is a highly fragmented sector, with a large number of players competing in each region and few truly national players. According to Progressive Grocer, there are approximately 37,000 supermarkets in the United States with at least $2 million of annual sales, with the top 10 supermarket operators accounting for approximately 10,000 locations or approximately 27% of total supermarkets. We believe we are the sixth largest conventional supermarket operator based on number of stores.

According to Progressive Grocer, sales at supermarkets increased 3.1% in 2012 to $602.6 billion. This growth was partially driven by moderate food retail price inflation. The Consumer Price Index (CPI) for food at home increased 1.3% in 2012, down from a 6.0% increase in 2011. Over the past five years, CPI for food at home has grown by approximately 3% annually, and the U.S. Department of Agriculture is forecasting food at home inflation of 1.0% to 2.0% in 2013 and 2.5% to 3.5% in 2014.

According to Progressive Grocer, conventional supermarkets accounted for 67% of total supermarket sales in 2012, having grown their share from 65% of total U.S. supermarket sales in 2009. The U.S. grocery industry also includes supercenters, convenience stores, alternative format stores, including wholesale clubs, dollar or deep discount stores, and online grocers. Conventional supermarkets continue to serve as the predominant outlet for food retail sales. Supercenters, which experienced significant growth in grocery sales in the late 1990’s and early 2000’s, represented 25% of food retail sales in 2012. In addition, natural / organic stores and dollar stores have seen significant growth in number of stores. Conventional supermarket operators are executing a variety of strategies in order to compete more effectively and maintain market share. Several conventional supermarket operators are experimenting with new formats by increasing services, including the addition of pharmacies, gasoline pumps, and other ancillary services in an effort to increase customer traffic. Other common themes among grocery retailers are reducing costs of operations, renewing focus on customer service, and offering specialized marketing programs to increase customer loyalty.

Based on data from April 2013 Metro Market Studies, we believe there are more than 3,100 addressable food retail opportunities in the states in which we currently operate. While we have not evaluated these stores on a store by store basis to determine which could be complementary to our current store base, we believe many of them could be attractive acquisition targets for us. However, any future acquisitions will depend upon, among other things, the willingness of other operators to sell stores to us, our ability to negotiate acceptable acquisition terms and receipt of any required regulatory approvals.

Our stores are located in attractive markets where we have faced our primary competitors for an extended period of time. We believe the competitive landscape in our markets is well established and that we can successfully manage the incremental impact of any new competing store openings by executing our key strategies and delivering on our strong customer value proposition.

Employees

As of November 26, 2013, we employed approximately 58,000 employees, of whom approximately 20,000 are employed on a full-time basis and 38,000 on a part-time basis. Approximately 97% of our employees are supermarket personnel. None of our employees are covered by a collective bargaining agreement. Management considers employee relations to be good. We value our employees and believe that employee loyalty and enthusiasm are key elements of our operating performance.

Competition

We operate in a highly competitive industry generally characterized by high inventory turnover and narrow profit margins. We compete based on product quality, variety and price, as well as location, service, convenience and store condition. We compete directly with national, regional and local supermarket chains in addition to independent supermarkets. We also compete with supercenters and other non-traditional supermarket retailers such as dollar-discount, drug, convenience, natural / organic and warehouse club stores. Beyond food retailers, we also face competition from restaurants and fast-food chains due to consumers purchasing and consuming food away from home. The number and type of our competitors vary by market area. Our primary competitors include Publix Supermarkets, Inc., Walmart, Inc., Food Lion, LLC, Ingles Markets Inc. and Kroger Co. We believe the competitive landscape in our markets is well established.

We expect our competition to continue to apply pricing and other competitive pressures as they strive to grow their market share in our market areas. Some of our larger competitors may have an advantage over us through stronger buying power and more significant capital resources. See “Risk Factors—Risks Related to Our Business—We operate in a highly competitive industry with low profit margins, and actions taken by our competitors can negatively affect our results of operations.”

Merchandising

Our supermarkets provide a wide variety of high quality nationally advertised food and non-food products, local specialties and private label items for customers seeking premium products, products comparable to national brands or value brands. In addition, we offer services such as full-service in-store butchers, home meal replacement items, delicatessens, bakeries, organic products, produce departments, floral departments, greeting cards and a wide variety of health and beauty care items. We believe our merchandising strategy has created strong brand recognition in the markets in which we operate. Additionally, we drive customer loyalty through our loyalty programs, which provide incentives through price discounts and special promotions, including discounts on gasoline prices at certain gas stations in our fuelperks! network. These loyalty programs also provide us with valuable customer data. Through the accumulation of this information, we are able to identify our customers’ shopping patterns, preferences and demographics, and optimize our merchandising and inventory management.

We seek to maintain a reputation for friendly service, quality merchandise and customer value and community involvement. We employ various advertising and promotional strategies to reinforce the quality and value of our products. We promote these attributes using a wide range of advertising and marketing vehicles, including radio, television, direct mail, newspapers and social media.

Sources of Supply

We obtain the products sold in our stores and the raw materials used in our food preparation operations from a number of sources. C&S is our largest supplier, providing approximately 80% of our retail merchandise as of October 2, 2013. Approximately 3,000 different vendors and third party food manufacturers delivered the remaining approximately 20% of our retail merchandise as of October 2, 2013. See “Risk Factors—Risks Related to Our Business—We rely on a principal supplier for a substantial portion of our retail merchandise.” C&S supplies grocery, bakery, meat, deli, produce, dairy, floral, frozen and other retail merchandise for all of our store locations.

We believe that our inventory is available in sufficient quantities to adequately meet near term customer demand. As with any supermarket, many brands have high consumer recognition. Though we may be able to find alternate suppliers for a particular product type, we would likely experience negative customer response if we were unable to supply a particular brand of product. In addition to supplying a significant percentage of our retail merchandise, C&S provides distribution and delivery services to our stores. Our retail products are delivered by C&S primarily from warehouses that are either subleased to C&S from us or owned by C&S. These distribution facilities comprise the C&S distribution centers for our stores.

On May 10, 2013, we entered into the C&S supply arrangement, under which C&S agreed to provide inventory supply services, including warehouse, transportation and inventory procurement, maintenance and purchasing services, for both the BI-LO and Winn-Dixie brand stores and, subject to certain exceptions, certain stores that we may acquire in the future. Under the C&S supply arrangement, C&S provides products to us at prices based on manufacturer’s prices, market conditions, availability and the aggregate volume of items that we purchase. We remain responsible for certain fixed and variable costs relating to the operation of the warehouses and transportation network. The C&S supply arrangement requires us to exclusively purchase retail merchandise, other than direct store delivery items and pharmaceutical drugs, from C&S for resale at substantially all of our stores. In connection with the C&S supply arrangement, we have licensed the use of six warehouses to C&S for the term of the C&S supply arrangement. The C&S supply arrangement, as fully implemented, reduced our capital lease balance by approximately $23 million and is expected to reduce our inventory by approximately $32.0 million (based upon inventory balances as of October 2, 2013). We estimate that, after full implementation, the new arrangements with C&S will result in cost reductions of approximately $35 million per year, consisting of reductions in the cost of inventory and supplies. We anticipate that these benefits will be realized on a run-rate basis by the end of fiscal year 2014. The term of the C&S supply arrangement is eight years.

Trademarks

We utilize various trademarks and service marks in our business. We actively enforce and defend our rights related to our intellectual property portfolio, which management believes is an important way to establish and protect our brands in a competitive environment. Including the BI-LO, Super BI-LO, Southern Home, and Winn-Dixie trademarks, we own approximately 60 trademarks that are registered in the United States Patent and Trademark Office. Trademarks are generally renewable on a 10 year cycle.

Government Licenses and Regulation

Our stores require a variety of government issued licenses and permits that are renewed on a periodic basis. Payment of a fee is generally the only condition to maintaining such licenses and permits. We believe we have all material licenses and permits necessary to conduct our business.

We are subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, health and safety matters, such as the U.S. Food and Drug Administration, the U.S. Department of Agriculture and the Occupational Health and Safety Administration. We are also subject to the oversight of government agencies that regulate the distribution and sale of alcoholic beverages, pharmaceuticals, tobacco products, milk and other agricultural products and food items. We believe that our locations are in material compliance with such laws and regulations. See “Risk Factors—Risks Related to Our Business—Changes in laws, rules and regulations affecting our industry could adversely affect our results of operations.”

Environmental Matters

We are subject to federal, state and local environmental laws that apply to property ownership, property development, store operations and related support and distribution operations. We may be subject to certain environmental regulations or obligations regardless of whether we lease or own stores or land or whether environmental conditions were created by the owner, a prior tenant of the premises or us.

We believe that our expenditures for compliance with federal, state, and local environmental laws and regulations have not had a material effect on our capital expenditures, operating results or competitive position. However, it is possible that our environmental investigations might not reveal all potential environmental liabilities or might underestimate the severity of certain potential environmental problems. It is also possible that future environmental laws and regulations or new interpretations of existing environmental laws will impose material environmental liabilities on us, or that properties that we own or lease will be adversely affected by hazardous substances, including those associated with other nearby properties or the actions of unrelated third parties. The costs to defend any future environmental claims, perform any future environmental remediation, satisfy any environmental liabilities or respond to changed environmental conditions could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to service our debt.

We believe we are in material compliance with applicable environmental requirements. We also maintain a pollution liability insurance policy to cover clean-up costs and third party damages resulting from certain releases of hazardous materials at our currently owned and leased locations, as well as several historic properties. However, there can be no assurance that our insurance will be adequate or available to cover all costs, or that changes in existing requirements or their enforcement or discovery of previously unknown conditions will not result in significant costs in the future.

Properties

As of October 2, 2013, we operated 684 stores located in Florida, South Carolina, Alabama, Louisiana, Georgia, North Carolina, Tennessee and Mississippi. The following table shows the number of stores we operate in each state:

STORE COUNT
Florida	327
South Carolina	125
Alabama	68
Louisiana	51
Georgia	43
North Carolina	35
Tennessee	21
Mississippi	14

Total	684

With the exception of our stores that are leased on a month-to-month basis or that are owned (as discussed below), our stores are leased with expiration dates ranging from October 2013 to June 2032. The majority of our leases have one or more renewal options in five-year increments. We believe our stores are well maintained. Since 2007, 46% of our stores have been remodeled. We continue to be obligated to pay rent under leases for 21 Winn-Dixie and BI-LO locations where we no longer operate, with lease expiration dates ranging from October 2013 to November 2023. We have entered into subleases with respect to three of these 21 locations to reduce our associated costs.

In addition, we lease offices and distribution facilities in South Carolina (Greenville), Florida (Jacksonville, Orlando, Miami and Pompano), Alabama (Montgomery) and Louisiana (Hammond) under leases with expiration dates ranging from June 2016 to February 2026. We sublease a portion of our Greenville, South Carolina distribution facilities to C&S pursuant to the C&S supply arrangement. See “—Sources of Supply.” During the period of implementation of the C&S supply arrangement, we expect to enter into licenses with C&S for the use of a portion of our distribution facilities for the term of the agreement for purposes of serving us under the C&S supply arrangement for the term of the agreement. We believe we have adequate facilities and space for our current and future activities at our administrative offices and our distribution facilities.

We own stores located in Florida (Tallahassee, St. Augustine, and Miami) and Louisiana (Baton Rouge and Walker). We also own a shopping center located in Marathon, Florida in which one of our stores is located. On September 13, 2013, we agreed to enter into a sale leaseback transaction whereby we will sell these properties and, immediately thereafter, lease back the six store locations. The transaction is expected to close in the fourth quarter of fiscal 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Florida and Louisiana Store Sale Leaseback.”

We own parcels of undeveloped real estate in South Carolina, Florida, Virginia, Kentucky, Mississippi, North Carolina and Tennessee.

Legal Proceedings

We are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business that we believe are incidental to the operation of our business. We are also subject to a limited number of environmental claims. While the outcome of these claims cannot be predicted with certainty, our management does not believe that the outcome of any of these legal matters will have a material adverse effect on our consolidated results of operations, financial position or cash flows.

In January 2012, eight complaints challenging the proposed merger between BI-LO, LLC, and Winn-Dixie Stores, Inc., were filed by plaintiffs seeking to represent a class of Winn-Dixie shareholders. Seven complaints were filed in the Circuit Court of the Fourth Judicial District in and for Duval County, Florida. The eighth case, which was filed in the United States District Court for the Middle District of Florida, has been dismissed. The cases filed in state court have been consolidated, a lead plaintiff has been appointed, and the lead plaintiff has filed an amended complaint. The plaintiffs in the consolidated case generally allege, among other things, that the consideration agreed to in the merger agreement was inadequate and unfair to Winn-Dixie shareholders, that the proposed proxy statement contained materially misleading disclosures or omissions regarding the proposed transaction, and that the members of Winn-Dixie’s Board of Directors breached their fiduciary duties in approving the merger agreement and issuing a proxy statement. The plaintiffs also allege that those alleged breaches of fiduciary duty were aided and abetted by Winn-Dixie and the entities affiliated with BI-LO named in the amended consolidated complaint. The plaintiffs seek rescission or rescissory damages. The case will now move into the discovery and class certification phases. We believe that we have valid defenses and we intend to vigorously defend against the claims. The litigation is at an early stage and there is no basis to determine the ultimate outcome or range of potential loss, if any. We have tendered this matter to our insurance program, which we believe will provide defense and indemnification coverage for all or a portion of our defense expenses and any future losses in excess of our $5 million insurance deductible that are associated with this matter. Accordingly, we have not recorded a loss estimate at October 2, 2013.

Glossary

In this prospectus:

•	“addressable food retail opportunities” refers to all grocery stores included in the April 2013 Metro Market Studies that are owned by operators other than us, excluding:

•	high-end / alternative format stores Fresh Market, Harris-Teeter, Publix, Trader Joe’s, Whole Foods and Sprouts;

•	warehouse clubs / supercenter stores Costco, Sam’s Club, BJ’s Wholesale, Walmart Supercenter, Save-A-Lot and Aldi Foods; and

•	convenience stores such as Circle-K and 7-Eleven.

•

“banner” refers to the brand under which a store operates. We operate supermarkets under the “BI-LO”, “Super BI-LO”, “BI-LO at the Beach” and “Winn-Dixie” banners. References to the “BI-LO” banner include the “BI-LO”, “Super BI-LO” and “BI-LO at the Beach” banners.

•	“$4/$10 generic Rx” refers to our generic drug discount program under which selected generic drugs are specially priced at a discounted rate for 30-day, 60-day and 90-day supplies.

•

“fuelperks!” refers to our program that provides customers with the ability to earn fuel discounts based on their in-store spending habits. The fuel discounts can be redeemed at retailers such as BP, Shell, Chevron, Spinx and Sunoco. In order to participate in fuelperks!, customers must use their BONUSCARD or Customer Rewards Card.

•	“high / low” refers to a pricing strategy whereby a retailer promotes low prices on some items while charging higher prices on other items.

•

“loyalty card programs” refers to BI-LO’s BONUSCARD and Winn-Dixie’s Customer Rewards Card, which provide cardholders with instant discounts and promotions on items throughout the store and other rewards for use.

•	“loyalty programs” refers to our loyalty card programs, fuelperks!, $4/$10 generic RX and Real Fresh or any of them.

•

“peers” refers to Ahold USA, Delhaize America, Kroger, Ingles Markets, Publix, Roundy’s, Safeway, and Supervalu (Retail Food). Our peers operate in some of or all of our markets and may also operate in markets in which we are not present.

•

“Real Deals” is an umbrella term used by management that encompasses our high / low pricing strategy and our loyalty programs. We also use the “Real Deal” label in our stores to denote promotional pricing on select items.

•	“Real Fresh” refers to our “Real Fresh” merchandising program, which emphasizes the quality and freshness of our produce and meat offerings, signature items and clean stores.

•

“Real Local” refers to our “Real Local” merchandising program, which emphasizes our efforts to source produce from local farms, orchards and produce companies as well as store level programs and product offerings that cater to the particular needs of the communities in which our stores are located.

•	“supermarkets” refers to:

•	“conventional supermarkets” and “conventional supermarket operators”, such as Winn-Dixie, BI-LO, Kroger and Publix;

•	“supercenters”, such as Walmart;

•	limited assortment supermarkets, such as Save-A-Lot, Aldi and Grocery Outlet;

•	natural/gourmet food supermarkets, such as Whole Foods and Fresh Market;

•	warehouse clubs, such as Costco, Sam’s Club and BJ’s Wholesale Club; and

•	military commissaries.

Supermarkets excludes conventional convenience stores, gas stations/kiosks, superettes, conventional club stores and military convenience stores.

MANAGEMENT

The following table shows information for our sole director, director nominees and executive officers as of November 26, 2013.

Name	Age	Title
R. Randall Onstead, Jr.	57	President, Chief Executive Officer, Director Nominee
Brian Carney	53	Executive Vice President, Chief Financial Officer
D. Mark Prestidge	54	Executive Vice President, Chief Operating Officer
Lawrence A. Stablein	55	Executive Vice President, Chief Merchandising Officer
Bradley P. Boggess	41	Director
Richard L. Davis	61	Director Nominee
John Fleming	55	Director Nominee
Samuel D. Loughlin	41	Chairman of the Board Nominee, Director Nominee
Michael O. Moore	63	Director Nominee
Kyle S. Volluz	45	Director Nominee
David West	56	Director Nominee
Grant Wilbeck	32	Director Nominee

Executive Officers

R. Randall Onstead, Jr.—Mr. Onstead has served as our President and Chief Executive Officer since March 2012. He has also served as President and Chief Executive Officer of Winn-Dixie Stores, Inc., a subsidiary of BI-LO since March 2012. He previously served as BI-LO Holding’s Interim Chief Executive Officer and President from October 2008 to February 2009 and as a director of BI-LO Holding from February 2009 to March 2012. Mr. Onstead has over 33 years of experience in the retail food industry. He is the former Chairman and Chief Executive Officer of Randall’s Food Markets, Inc., a Houston-based supermarket chain. After Randall’s, Mr. Onstead became a Managing Director of Chapman Partners, EEC, a private investment-banking firm, and became President of Onstead Investments, L.P. Later he became President and Chief Executive Officer of Garden Ridge Corp., a Houston-based crafts and decor retailer with 44 stores in 13 states, and then President of Dominick’s Finer Foods, based in Oak Brook, IL. Mr. Onstead has served as a member of our Advisory Board since 2008. Mr. Onstead will become a director upon the effectiveness of our corporate conversion.

As our President and Chief Executive Officer, Mr. Onstead brings a deep understanding of our business, industry, operations and strategic plan to the board of directors. Mr. Onstead’s other senior leadership and more than 33 years of experience in the retail food industry also enables him to provide valuable insight and guidance to the board on our industry as a whole. In addition, Mr. Onstead’s investment-banking and investment experience assists the board in capital markets and other financial matters. Mr. Onstead’s board service also provides a direct open channel of communication between the board and senior management.

Brian Carney—Mr. Carney has served as our Chief Financial Officer and Executive Vice President since October 2005. Prior to joining us, he spent eight years as Executive Vice President and Chief Financial Officer of Jo-Ann Stores and eight years as Senior Vice President and Chief Financial Officer for Revco Drug Stores. He also spent seven years at Arthur Andersen. Mr. Carney is also a member of the board of directors of Citi-Trends, Inc., a publicly-traded apparel retailer. Mr. Carney served as our Chief Financial Officer and Executive Vice President at the time of our reorganization under Chapter 11 of the United States Bankruptcy Code.

D. Mark Prestidge—Mr. Prestidge has served as our Executive Vice President and Chief Operations Officer since January 2013. He joined the company in March 2012 as Senior Vice President, Operations with 36 years of experience in leadership roles with such companies as The Kroger Co., where he served as President of the Delta Division from 2006 to 2012 and Vice President, Operations, Southwest Division from 2004 to 2006. Mr. Prestige also held leadership positions with Tom Thumb, where he served as President from 1996 to 2001, and Randall’s Food Markets, Inc., where he served as Senior Vice President of Operations from 1998 to 2001.

Lawrence A. Stablein—Mr. Stablein has served as our Executive Vice President and Chief Merchandising Officer since March 2012. Mr. Stablein guides our overall merchandising and marketing efforts, as well as Own Brands, Pharmacy, Pricing, and Supply Chain & Logistics groups. Prior to joining our company, Mr. Stablein ran his own independent consulting company, L.A.S. Management Ltd., beginning in 2006. Mr. Stablein previously served as Executive Vice President Merchandising, Ontario with Loblaw Companies Ltd. from 2004 to 2006, Executive Vice President, Marketing & Merchandising with Albertsons from 2000 to 2004, Senior Vice President, Marketing with Jewel Osco (a division of Albertsons) from 1997 to 2000 and Senior Vice President, Marketing & Formats with American Stores from 1995 to 1997. Mr. Stablein served as a member of our Advisory Board from 2009 to 2012.

Directors

Bradley P. Boggess—Mr. Boggess has served as a member of our board of directors since September 2013. Mr. Boggess has been a member of our Advisory Board since 2011. Mr. Boggess has been a Director of Hudson Americas, LLC, an affiliate of ours and Lone Star since June 2011. His responsibilities include identifying investment opportunities, managing acquisition processes, and driving portfolio company performance. Mr. Boggess’s asset management responsibilities include Lone Star’s operating companies that include grocery, restaurants, and building products. Prior to joining Hudson Americas, Mr. Boggess worked as a turnaround and restructuring advisor with AlixPartners, a leading management consulting and turnaround services firm, from May 2007 to June 2011. Mr. Boggess is a former Armor Officer in the United States Army. Mr. Boggess is also a member of the board of directors of Caliber Home Loans, Inc., Del Frisco’s Restaurant Group, Inc., Lone Star Steakhouse and Continental Building Products.

Mr. Boggess’s background as a management consultant, turnaround advisor and private equity executive in a wide range of industries, including the retail industry, allows him to assist the board in understanding and addressing the wide variety of issues it faces. Mr. Boggess specifically advised BI-LO and Winn Dixie during his consulting career and has deep institutional knowledge of our company and the supermarket industry. His responsibilities for Lone Star’s companies, including our company, also provide Mr. Boggess with a deep working knowledge of our business and operations.

Director Nominees

Richard L. Davis—Mr. Davis will become a director upon the effectiveness of our corporate conversion. Mr. Davis has served as a member of our Advisory Board since 2011. Mr. Davis’s 40 year business career has been devoted to managing and developing various businesses in retail, printing services and the restaurant and entertainment industries. Mr. Davis was the founder and owner of Main Street Crossing, a restaurant and live entertainment venue, JoeAuto, a chain of auto repair shops, Extreme Logic, a software training company and Night-Rider Overnight Copy Service, a printing business. Mr. Davis was the Chief Executive Officer of CCG Venture Partners from 1992 to 2010. Mr. Davis is also a member of the board of directors of Del Frisco’s Restaurant Group, Inc.

Mr. Davis’ extensive experience in business development across a wide range of industries will allow him to provide insight to the board of directors regarding developing and implementing strategies for growing our business. His service on our Advisory Board also provides Mr. Davis with working knowledge of our business and operations that will be important to the development of the board following the completion of this offering.

John Fleming—Mr. Fleming will become a director upon the effectiveness of our corporate conversion. Mr. Fleming has been a member of our Advisory Board since 2012. Mr. Fleming served in a number of executive roles with Wal-mart Stores, Inc., a global retail operator of 69 banners, from 2000 to 2010. Most recently, Mr. Fleming served as Executive Vice President, Chief Merchandising Officer for Wal-Mart U.S. from 2007 to 2010. Mr. Fleming also served as Executive Vice President, Chief Marketing Officer for Wal-Mart U.S. and Chief Executive Officer and Chief Operating Officer of Walmart.com. Prior to joining Wal-Mart, Mr. Fleming served in various roles for Dayton Hudson, Marshall Field’s, including as Senior Vice-President, Merchandising.

Mr. Fleming’s extensive experience in retail and merchandising across a number of formats will allow him to provide insight to the board of directors regarding developing and implementing strategies for growing sales, improving supply chain efficiencies and reducing costs. He will also bring valuable experience regarding customer strategy, insight and communications. His service on our Advisory Board also provides Mr. Fleming with working knowledge of our business and operations that will be important to the development of the board following the completion of this offering.

Samuel D. Loughlin—Mr. Loughlin will become a director and Chairman of the Board upon the effectiveness of our corporate conversion. Mr. Loughlin has been a member of our Advisory Board since 2011. Mr. Loughlin is currently a Managing Director of Lone Star U.S. Acquisitions, LLC, an affiliate of ours and Lone Star, where he focuses on originations initiatives. Previously, from 2008 to 2011, he served in various capacities at Hudson Americas, LLC, an affiliate of ours and Lone Star, with responsibility for its retail and restaurant operating companies, in addition to leading teams in special originations initiatives. Mr. Loughlin joined Hudson Americas in 2008 and focused on asset management, origination and monetization strategies of a number of assets. Mr. Loughlin has more than 14 years of finance and legal experience, including mergers and acquisitions, financing, private equity investment, originations and asset management transactions. Prior to joining Hudson Americas, Mr. Loughlin was a Partner of CCG Venture Partners, a private equity firm with real estate, operating company and securities holdings, where he was responsible for legal oversight, deal structuring, asset evaluation, acquisitions and sales. Previously, Mr. Loughlin was an attorney in the Business and Corporate Securities Group at Vinson & Elkins LLP, where he supported clients in venture capital and mezzanine financing transactions, private and public securities offerings, mergers and acquisitions, management buyouts and debt financing transactions. Mr. Laughlin is also chairman of the board of directors of Del Frisco’s Restaurant Group, Inc.

Mr. Loughlin has significant experience with the strategic, financial and operational requirements facing companies in the retail and related industries, allowing him to guide the board in analyzing, shaping, and overseeing our execution of important operational and policy issues. His responsibilities for Lone Star’s retail companies, including our company, and his service on our Advisory Board also provide Mr. Loughlin with a working knowledge of our business and operations that will be important to the development of the board following the completion of this offering.

Michael O. Moore—Mr. Moore will become a director upon the effectiveness of our corporate conversion. Mr. Moore has been a member of our Advisory Board since 2012. Mr. Moore currently serves as Executive Vice President, Chief Financial Officer and Assistant Secretary of Ruby Tuesday, Inc., a national owner, operator or franchisor of casual dining restaurants, a position he has held since April 2012. Prior to joining Ruby Tuesday, Mr. Moore was employed with Sun Capital Partners as Executive Vice President and Chief Financial Officer of Pamida Stores from February 2009 to March 2012 and as Interim Chief Financial Officer of Kellwood, Inc. from November 2008 to February 2009. Prior to his tenure with Sun Capital Partners, Mr. Moore served as Executive Vice President and Chief Financial Officer of Advanced Auto Parts from December 2005 to February 2008. Additionally, prior to December 2005, among other positions, Mr. Moore served as Executive Vice President and Chief Financial Officer of The Cato Corporation and as Senior Vice President and Chief Financial Officer of Bloomingdales.

Mr. Moore brings a significant level of financial and accounting expertise to the Board developed during his more than 30 year career. Mr. Moore’s wealth of public company experience provides valuable insight regarding public company reporting matters, as well as insight into management’s day-to-day duties and responsibilities. His service on our Advisory Board also provides Mr. Moore with working knowledge of our business and operations that will be important to the development of the board following the completion of this offering.

Kyle S. Volluz—Mr. Volluz will become a director upon the effectiveness of our corporate conversion. Mr. Volluz has been a Director with Hudson Americas, LLC, an affiliate of ours and Lone Star, since 2010, with responsibility for the management of the Legal Department. In such capacity, Mr. Volluz oversees all legal issues impacting operating companies that are affiliates of Lone Star within North America, as well as other corporate investments for which Hudson Americas provides asset management services in North America. In particular, Mr. Volluz has been actively involved in the negotiation and closing of several of our lending transactions, acquisitions, and asset sales since joining Hudson Americas in 2009. Prior to joining Hudson Americas, Mr. Volluz was Senior Vice President and Director of Legal Services for Goldman Sachs Specialty Lending Group, an affiliate of Goldman, Sachs & Co., a position he held from 2005 to 2009. Previously, Mr. Volluz was an attorney with Baker Botts LLP and Thompson & Knight LLP, where he supported clients in various types of commercial banking transactions, mergers and acquisitions, private and public securities offerings, and debt financing transactions. Mr. Volluz is also a member of the board of directors of Caliber Home Loans, Inc.

Mr. Volluz’s knowledge of our company allows him to bring a well-informed perspective to the board of directors regarding our operations and the associated legal risks. His extensive experience with capital market transactions, both involving our company and other affiliates of Lone Star Fund, also allows him to make valuable contributions with respect to our capital structure and financing and investing activities. His legal background also provides valuable insight to the board regarding issues we may face.

David West—Mr. West will become a director upon the effectiveness of our corporate conversion. Mr. West has been a member of our Advisory Board since 2011. Mr. West has served as the President of Ridgetop Investments, LLC, a privately held investment company that invests in real estate, oil & gas, distressed debt, public securities and small operating companies, since 2006. From 1998 to 2006, Mr. West was a principal with Lone Star where he served as President of Lone Star U.S. and directed all investment and asset management activities in the Americas. Prior to joining Lone Star, Mr. West spent one year at L.J. Melody and Company where he arranged debt and equity for large real estate transactions. His professional experience also includes 15 years with G.E. Real Estate, an affiliate of G.E. Capital, where he most recently served as Senior Vice President/Territory Manager for the Central and Southwest Territory of the United States. Mr. West served as the Chairman of the Board of U.S. Restaurant Properties from 2001 to 2005. He has also served on the Board of several of privately owned companies.

Mr. West has substantial investment and asset management experience, allowing him to advise the board in its analysis and consideration of significant investment and other long-term financial planning matters. Mr. West’s real estate background is also of great importance to the board because of the impact real estate matters can have on our business. In addition, Mr. West’s experience on other public and private company boards of directors provides valuable insight regarding corporate governance and other related issues.

Grant Wilbeck—Mr. Wilbeck will become a director upon the effectiveness of our corporate conversion. Mr. Wilbeck has been a member of our Advisory Board since 2012. Mr. Wilbeck has served as Director of Lone Star U.S. Acquisitions, LLC, an affiliate of ours and Lone Star, since 2013, where he focuses on origination and underwriting activities related to corporate private equity and debt investments. Previously, from 2007 to 2013, he served in various capacities at Hudson Americas, LLC, an affiliate of ours and Lone Star, with asset management responsibility across all retail and restaurant operating companies focusing on operational performance, capital structure and acquisition opportunities. Prior to joining Hudson Americas, LLC, Mr. Wilbeck was at APS Financial Corp. where he was a research analyst focused on distressed debt and special situations. Mr. Wilbeck currently serves as a director of several privately-held companies owned or controlled by Lone Star, including Caliber Home Loans, Inc.

Mr. Wilbeck brings broad expertise in financial management to the board of directors. His extensive experience in the financial markets also allows him to make valuable contributions with respect to our capital structure and financing and investing activities. His prior service on our Advisory Board also provides Mr. Wilbeck with a working knowledge of our business and operations.

There are no family relationships among any of our directors, director nominees or executive officers.

Director Compensation

Historically, we have not paid any compensation to our directors for their services as directors. However, we intend to pay compensation to independent directors following the completion of this offering. We expect to pay an annual retainer of $70,000 per year to each independent director for his or her services, with an additional annual fee of $5,000 for service as the chairman of the board or as chairperson of a committee of the board. In addition, we expect to pay our independent directors an additional fee of $2,500 for each meeting attended in person and $200 for each meeting attended telephonically. We also expect independent directors to receive an annual equity grant. Such cash fees are expected to be paid quarterly in arrears.

Board of Directors

Our certificate of incorporation will provide that upon the effectiveness of our corporate conversion our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class will initially serve for a three-year term. As a result, one-third of our board of directors will be elected each year, and Messrs. Boggess, Loughlin and Wilbeck will be class I directors, initially up for election in 2014, Messrs. Onstead, Volluz and West will be class II directors, initially up for election in 2015, and Messrs. Davis, Fleming and Moore will be class III directors, initially up for election in 2016. This staggered board structure will be phased out beginning with our 2017 annual meeting, and nominated directors will thereafter be elected for a term expiring at the next annual meeting. See “Description of our Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect—Classified Board of Directors.”

Before the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter that will be adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the SEC rules and regulations and the NASDAQ rules.

Following this offering, Lone Star will continue to control more than 50% of the voting power of our common stock in the election of directors. Accordingly, we intend to avail ourselves of the “controlled company” exception available under NASDAQ rules which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of the executive officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the applicable rules. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and NASDAQ with respect to our audit committee within the applicable time frame.

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company, as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, the committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

The audit committee will be comprised of three members, Messrs. Moore, Davis and Wilbeck, with Mr. Moore serving as chair. Our board of directors has determined that each     of and     is independent, as defined under and required by the federal securities laws and the NASDAQ rules. Our board of directors has determined that Mr. Moore qualifies as an audit committee financial expert under the federal securities laws and that each member of the audit committee has the financial sophistication required under NASDAQ rules. The rules of the SEC and NASDAQ require us to have a fully independent audit committee within one year of the date of the effectiveness of the registration statement of which this prospectus is a part and the listing of our common stock, respectively.

Compensation Committee

The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of stock awards under our equity incentive plan.

The compensation committee may delegate authority to review and approve the compensation of certain of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plan. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of grants of stock option, restricted stock and other forms of stock-based compensation.

The compensation committee will be comprised of three members, Messrs. Boggess, Davis and West, with Mr. Boggess serving as chair. For so long as we are a controlled company, we are not required to have a compensation committee comprised of independent directors under NASDAQ rules. The board has nonetheless determined that         is independent under NASDAQ rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. The nominating and corporate governance committee will be comprised of three members, Messrs. Loughlin, Moore and Volluz, with Mr. Loughlin serving as chair. For so long as we are a controlled company, we are not required to have a nominating and governance committee comprised of independent directors under NASDAQ rules. The board has nonetheless determined that         is independent under NASDAQ rules.

Code of Conduct and Ethics

Our board of directors will adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company, including our principal executive, financial and accounting officers. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee will be responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our principal executive, financial or accounting officer or controller will be disclosed on our website at www.bi-lo.com by following the links to             . Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be comprised of Messrs. Boggess, Davis and West. None of our executive officers currently serves or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of any transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis provides an overview of our executive compensation program and explains our compensation philosophy, objectives and design. The compensation provided to our chief executive officer, our chief financial officer, and our three other most highly compensated executive officers during fiscal year 2012, or collectively, the named executive officers, is set forth in detail in the tables and narratives that follow this section.

Our named executive officers for fiscal 2012 are:

•	R. Randall Onstead Jr., Chief Executive Officer;

•	Brian P. Carney, Chief Financial Officer;

•	Lawrence A. Stablein, Chief Merchandising Officer;

•	D. Mark Prestidge, Chief Operating Officer; and

•	Michael D. Byars, former President of BI-LO, LLC, who terminated employment effective March 1, 2013.

The Company does not directly employ any individuals. All of our named executive officers, with the exception of Mr. Byars, are employed and compensated by BI-LO Holding, LLC (“BI-LO”), a direct, wholly-owned subsidiary of the Company. Mr. Byars was employed by our indirect, wholly-owned subsidiary, BI-LO, LLC.

Our board of directors has final oversight and responsibility with respect to the compensation provided to the employees of BI-LO and BI-LO, LLC. After this offering, we expect that the compensation of our executive officers will be determined by our compensation committee.

Executive Compensation Objectives and Philosophy

Our primary executive compensation objective has been to attract and retain top talent from within a highly competitive global marketplace to maximize value to our equity holder. We seek to recruit and retain individuals who have demonstrated a high level of expertise and who are market leaders in the grocery industry. We believe that the compensation paid to our executives is competitive in this marketplace. While we do not formally benchmark the compensation of our executives to any particular group of peer companies, we regularly review publicly available information regarding executive compensation in the grocery industry to assess whether our executives are generally compensated at competitive levels. During fiscal year 2012 we did not engage a compensation consultant to provide services with respect to the determination of named executive officer compensation.

Compensation Program

In fiscal 2012, our compensation program was a cash-based program, composed of annual base salary, annual cash incentive compensation and long-term cash incentive compensation. Historically, BI-LO has not maintained an equity-based incentive compensation program.

We anticipate that upon completion of this offering, our compensation program will be composed of three principal components:

•	annual base salary;

•	annual cash-based incentive compensation; and

•	long-term equity-based incentive compensation (as discussed in further detail under “2013 Stock Incentive Plan”).

We anticipate that we will set base salaries for our executives at levels sufficient to attract and retain talent and provide a fixed level of income, which would enable them to focus on short-term execution objectives. In addition, we will use variable cash and equity incentives using both short and long-term incentive compensation plans to ensure a performance-based delivery of pay that closely aligns our named executive officers’ compensation with stockholders’ interests, which would enable them to focus on long-term sustained performance of the Company. After the completion of this offering, and periodically from time to time thereafter, our compensation committee will review our compensation program and may alter or adjust some or all of its components based on various factors, including compensation levels within our industry, corporate performance and individual performance of our named executive officers.

Elements of Compensation

Salary

Base salaries for named executive officers are determined by our board of directors and reflect each executive’s level of experience, responsibilities and expected future contributions to our success, as well as market competitiveness. Base salary levels were initially determined in connection with the arms-length negotiation of each executive officer’s employment agreement. For fiscal year 2012, Messrs. Onstead, Carney, Stablein, Prestidge and Byars were paid annual base salaries of $950,000, $650,000 (increased from $425,000, effective March 9, 2012), $650,000, $475,000 and $575,000, respectively.

Following the completion of this offering, we expect that our compensation committee will conduct a review of each named executive officer’s base salary on an annual basis or at such time as responsibilities change, and we expect that our compensation committee will consider factors such as individual and Company performance, base salaries of executives at similarly situated companies and the competitive environment in our industry in determining whether salary adjustments are warranted.

Cash-Based Annual Incentive Compensation

Effective March, 9, 2012, BI-LO implemented an Annual Incentive Plan, or the AIP, for certain corporate-level employees of BI-LO and its subsidiaries. For the remainder of fiscal year 2012 (or, more specifically, March 9, 2012-December 26, 2012), all participants, including our named executive officers other than Mr. Byars, were potentially eligible to receive an annual performance-based cash bonus equal to a target percentage of their annual salary (100% for each of the named executive officers who participated in the AIP). Mr. Carney’s potential bonus under the AIP was pro-rated for the portion of fiscal year 2012 that the AIP was in place, as he was also eligible for a pro-rated bonus under a legacy BI-LO bonus plan, or the Legacy Plan, for the portion of fiscal year 2012 prior to the implementation of the AIP. Mr. Prestidge’s potential bonus under the AIP was pro-rated for the portion of the fiscal year that he was employed by BI-LO. Mr. Byars was eligible for a bonus under the Legacy Plan and not under the AIP.

Fiscal 2012 AIP

The performance goals under the AIP for fiscal 2012 were (1) adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, (40% weighting), (2) same-store sales rate (40% weighting), and (3) individual performance, evaluated on a subjective basis (20% weighting). At the end of the year, Mr. Onstead made recommendations with respect to each executive officer’s individual performance bonus payout (other than his own) based upon each such executive’s overall performance and contributions over the prior year. Mr. Onstead’s recommendations were reviewed by our board of directors (with respect to the executive officers other than Mr. Onstead), which retains final discretion in determining the amount of any bonuses actually paid. The evaluation of Mr. Onstead’s individual bonus payout based on his performance and contributions over the prior year was determined solely by the board of directors.

Under the AIP, a participant receives a payout of $0 if the minimum threshold performance levels are not achieved, a payout of 50% of the target payout if minimum threshold performance levels are achieved, a payout of 100% of the target payout if target performance levels are achieved, and a maximum payout of 200% of the target payout if maximum performance levels are achieved, with linear interpolation used to determine payouts for performance levels between threshold and target and target and maximum. Further, unless BI-LO achieves the threshold performance level of adjusted EBITDA for a performance period, the payout related to individual performance may not exceed the target payout level.

For fiscal year 2012, the specific performance targets and actual results for the quantitative measures were as follows:

Measure	Threshold	Target	Maximum	Actual
Adjusted EBITDA[1]	$286.5 million	$301.6 million	$331.7 million	$353.5 million
Same Store Sales Rate	1.8%	2.8%	4.5%	3.7%

(1)	Adjusted EBITDA for purposes of our AIP is calculated as follows: Earnings before interest, taxes, depreciation and amortization, adjusted to reclassify capital lease expenses for certain store leases as operating rent to simulate the store level operating economics of the business. For 2012, adjusted EBITDA also excluded certain one-time gains, including a self-insurance reserve adjustment and settlement proceeds related to a Visa/Mastercard class action proceeding. Our definition of adjusted EBITDA for purposes of our AIP is calculated differently than the adjusted EBITDA presented in “Summary—Selected Historical and Pro Forma Financial and Other Data” and in the instruments governing our indebtedness.

For fiscal year 2012, with respect to each of the named executive officer’s individual performance, performance was judged to be superior and the payout with respect to that portion of the AIP was at the maximum level. In making its determination, the board of directors noted that adjusted EBITDA performance exceeded the AIP maximum performance measure.

Pursuant to their employment agreements, Messrs. Onstead, Carney and Stablein were entitled to guaranteed minimum bonus payments for fiscal year 2012 equal to 25% of their base salaries. Notwithstanding, based on actual performance, these executives earned well above the guaranteed amount.

Legacy Plan

Mr. Carney participated in the Legacy Plan for the portion of fiscal year 2012 prior to the implementation of the AIP. Mr. Byars participated in the Legacy Plan for all of fiscal year 2012. Under the Legacy Plan, Messrs. Carney and Byars were potentially eligible to receive an annual performance-based cash bonus equal to a target percentage of their annual salary (100% for each), with Mr. Carney’s potential bonus pro-rated for the portion of fiscal year 2012 that he participated in the Legacy Plan.

The performance goals under the Legacy Plan were (1) adjusted EBITDA (50% weighting) and (2) total company sales (50% weighting). Under the Legacy Plan, a participant receives a payout of $0 if the minimum threshold performance levels are not achieved, a payout of 85% of the target payout if minimum threshold performance levels are achieved, a payout of 100% of the target payout if target performance levels are achieved, and a maximum payout of 210% of the target payout if maximum performance levels are achieved.

For fiscal year 2012, the specific performance targets and actual results were as follows:

Measure	Threshold	Target	Maximum	Actual
Adjusted EBITDA	$136.2 million	$151.4 million	$170.3 million	$156.7 million
Total Company Sales	$2,763.4million	$2,835.7 million	2,906.6 million	$2,810.4 million

Cash Incentive Bonus Amounts Earned for Fiscal 2012

Based on the results summarized above, the board of directors approved the following bonus payouts for fiscal year 2012:

Name	AIP	Legacy Plan	Total
R. Randall Onstead Jr.	$1,757,850	—	$1,757,850
Brian P. Carney	$1,058,480	$94,523	$1,153,003
Lawrence A. Stablein	$1,202,739	—	$1,202,739
D. Mark Prestidge	$666,438	—	$666,438
Michael D. Byars	—	$582,187	$582,187

Cash-Based Long-Term Incentive Compensation

Overview of the IPP

Our named executive officers participate in the Executive Incentive Pool Plan, or the IPP. Under the IPP, participants are granted pool units entitling them, subject to the terms of the IPP, to a potential cash payout upon a monetization event, as described in further detail below. LSF Southeastern Grocery Holdings, LLC, or LSF, our sole equity holder, maintains, and is obligated for all payments under the IPP. The IPP was effective March 9, 2012. Participants include certain corporate-level employees of BI-LO and its subsidiaries, including BI-LO, LLC.

During fiscal year 2012, the board of directors made the following grants to the named executive officers under the IPP: Mr. Onstead—200,000 pool units, Mr. Carney—80,000 pool units, Mr. Stablein—80,000 pool units, Mr. Prestidge—60,000 pool units and Mr. Byars—35,000 pool units. In determining grant amounts for named executive officers the board of directors considered each executive’s level of experience, responsibilities and expected future contributions to our success.

The total number of pool units authorized under the IPP is 1,000,000, and the total number of pool units outstanding as of this offering is 688,856. The IPP will remain outstanding following this offering. While LSF does not expect to increase the total number of pool units authorized under the IPP, LSF may make future limited grants out of the currently authorized but unallocated pool units under the IPP.

Vesting of Pool Units

Generally, the pool units become 50% vested three years after the grant date and 50% vested only upon the occurrence of a vesting monetization event (as defined under “—Potential Payments Upon Termination or Change in Control”), in each case, subject to continued employment and the terms and conditions of the IPP. Any unvested pool units become 100% vested on a vesting monetization event that occurs prior to March 9, 2017, subject to continued employment through the date of the event.

For Messrs. Carney and Byars, 50% of their pool units vested on March 9, 2012 because these executives were participating in a prior transaction bonus program and waived their rights under the prior program in connection with their participation in the IPP. There was no payout associated with this vesting. The remaining 50% of these executives’ pool units will vest only upon the occurrence of a vesting monetization event, subject to continued employment and the terms and conditions of the IPP.

As discussed further, below, the named executive officers who participate in the IPP became entitled to payments from LSF under the IPP in connection with the issuance of our PIK toggle notes and the approximately $458 million distribution to Lone Star on September 20, 2013. The September 20, 2013 distribution was a vesting monetization event under the IPP; thus each of the executives became 100% vested in their pool units at that time.

Determining the Value of the Pool Units

The value of a participant’s pool units is determined as of the closing date of each monetization event relative to that participant’s interest in the incentive pool, calculated as the number of vested pool units held by the individual participant, divided by 1,000,000 (the total number of pool units under the IPP). For example, Mr. Onstead has a 20% interest in the incentive pool (200,000/1,000,000)) and therefore may be eligible for a potential payout of 20% of the amount of profits credited to the incentive pool.

The amount of profits credited to the incentive pool is based upon the internal rate of return realized upon a monetization event by the Company’s direct and indirect equity holders immediately prior to this offering. However, the incentive pool will not be credited with any amounts and no payouts will be made unless (1) such internal rate of return is at least 15%, and (2) when combined with any prior monetization event, the monetization event results in a return of the beginning equity value (as defined in the IPP) to the Company’s direct and indirect equity holders immediately prior to this offering.

The amount of profits that are credited to the incentive pool upon a monetization event is summarized in the table and footnotes below.

Aggregate Cash Distribution Cash Received(1) or Monetization Event Value(2), as Applicable, Required to Achieve Cumulative Internal Rate of Return of:

Percentage of the Incremental Cash Distribution Profit Amount(1)

or Monetization Event Profit Amount(2), as Applicable,

to be Credited as Cash Distribution Participation Amount(1) or

Monetization Event Participation Amount(2), as Applicable(3)

Negative to 0%	0.0%
0% up to 5%	3.0% of excess over 0%
Over 5% up to 10%	4.0% of excess over 5%
Over 10% up to 15%	5.0% of excess over 10%
Over 15% up to 17.5%	6.0% of excess over 15%
Over 17.5% up to 20%	7.0% of excess over 17.5%
Over 20% up to 22.5%	9.0% of excess over 20%
Over 22.5% up to 25%	11.0% of excess over 22.5%
Over 25%	15.0% of excess over 25%

(1)	Upon a monetization event that is a cash distribution (as defined under “—Potential Payments Upon Termination or Change in Control”) and that occurs prior to any of the other types of monetization events, the incentive pool will be credited with an amount equal to the Cash Distribution Participation Amount. The “Cash Distribution Participation Amount” is a portion of the excess of:

(i) the sum of such cash distribution actually distributed by the Company to the Company’s current direct and indirect equity owners immediately prior to this offering (the “Cash Distribution Cash Received”) plus all prior cash distributions (plus all prior Monetization Event Value Received (see footnote (2), below), if any), over

(ii) a beginning equity value (as defined in the IPP), as increased from time to time pursuant to the IPP (such excess, the “Cash Distribution Profit Amount”).

To determine such portion, the Company will calculate a cumulative internal rate of return (“Cumulative Internal Rate of Return”) with respect to the Cash Distribution Cash Received in such current cash distribution and all prior cash distributions (the “Aggregate Cash Distribution Cash Received”). However, the incentive pool will not be credited with any amounts unless and until the Cumulative Internal Rate of Return equals or exceeds 15%. Once the Cumulative Internal Rate of Return equals or exceeds 15%, the Cash Distribution Participation Amount or Monetization Event Participation Amount, as applicable, will be determined pursuant to the table above.

(2)	Upon a monetization event other than a cash distribution, the incentive pool will be credited with the Monetization Event Participation Amount. The “Monetization Event Participation Amount” will mean a portion of the excess of:

(i) the sum of the net cash proceeds (and the fair market value of other consideration received at the time of the monetization event as determined in the Company’s discretion) from the event causing the monetization event actually received by the Company’s direct and indirect equity holders immediately prior to this offering (the “Monetization Event Value Received”) plus all prior Aggregate Cash Distribution Cash Received, over

(ii) the beginning equity value (such excess, the “Monetization Event Profit Amount”).

To determine such portion, the Company will calculate a Cumulative Internal Rate of Return with respect to the Monetization Event Value Received and the Aggregate Cash Distribution Cash Received (the “Aggregate Monetization Event Value”). However, the incentive pool will not be credited with any amounts unless and until the Cumulative Internal Rate of Return equals or exceeds 15%. Once the Cumulative Internal Rate of Return equals or exceeds 15% then, the Cash Distribution Participation Amount or Monetization Event Participation Amount, as applicable, will be determined pursuant to the table above.

In addition, in the event the Cumulative Internal Rate of Return is greater than or equal to 25%, the aggregate amount credited as Monetization Event Participation Amount will not be less than $85,000,000.

(3)	The percentage in the right-hand column in any particular row of the table is applied only to the portion of the Cash Distribution Profit Amount or Monetization Event Profit Amount, as applicable, attributable to the incremental Cumulative Internal Rate of Return reflected in the left-hand column of such row.

Payouts under the IPP

Payments under the IPP, if earned pursuant to the payment matrix below, are made in cash as soon as reasonably practicable after the closing of the applicable monetization event. There were no payouts under the IPP in fiscal year 2012.

In connection with the issuance of our PIK toggle notes and the approximately $458 million distribution to Lone Star on September 20, 2013 (and taking into account prior cash distributions to Lone Star that did not trigger payments under the IPP), the Cumulative Internal Rate of Return to Lone Star was in excess of 25%, resulting in the highest tier of payouts under the IPP. As a result, the named executive officers became entitled to the following payouts under the IPP: Mr. Onstead – $4,213,189, Mr. Carney – $1,685,276, Mr. Stablein – $1,685,276, Mr. Prestidge – $1,263,957 and Mr. Byars – $368,654. The cash payments were made by LSF to the named executive officers on September 26, 2013.

This offering is not expected to trigger any payouts under the IPP.

A secondary offering by Lone Star could potentially trigger a payout under the IPP. As noted above, the September 20, 2013 distribution to Lone Star constituted a cash distribution with a Cumulative Internal Rate of Return in excess of 25%, resulting in the highest tier of payouts under the IPP. In the event of a future monetization event under the IPP, such as a secondary offering that is or results in a monetization event, the incentive pool would be funded at the 15% level with respect to the full amount of the applicable cash distribution (or cash proceeds) that is distributed by the Company to the Company’s current direct and indirect equity owners immediately prior to this offering. With respect to any individual participant, including the named executive officers, any potential payout in connection with such cash distribution would be equal to the amount funded to the incentive pool at that time multiplied by the participant’s interest in the incentive pool.

All Other Compensation

We provide our named executive officers with health and welfare benefits, qualified retirement benefits, limited perquisites and severance benefits that are intended to be part of a competitive compensation program.

We do not have any pension plans or non-qualified deferred compensation plans.

Perquisites and Other Personal Benefits

The employment agreements with Messrs. Onstead, Carney, Stablein and Prestidge provide for certain benefits, including reimbursement of relocation costs of up to $75,000 incurred in connection with each executive’s transfer to Jacksonville, Florida, reimbursement for commuter and temporary housing benefits until November 9, 2012 and up to $150,000 if the executive suffers a loss on the sale of his home (in connection with relocation). Mr. Byars was also entitled to similar relocation benefits.

Following the completion of this offering, we expect to continue from time to time to provide limited perquisites and other personal benefits to our executives consistent with the compensation practices within our industry.

Severance and Change of Control Arrangements

During fiscal year 2012, the named executive officers were eligible for severance benefits and other termination-related benefits under certain termination scenarios as set forth in their employment agreements, and in the case of the IPP, upon a monetization event, as described in greater detail below under “—Potential Payments Upon Termination of Change of Control.” We believe these termination and change of control arrangements are standard in our industry and are intended to attract and retain qualified executives.

Mr. Byars terminated employment on March 1, 2013. See “—Potential Payments Upon Termination or Change in Control” for a discussion of the payments he received in connection with his termination.

Clawback

Pursuant to the terms of the AIP, the board of BI-LO may require reimbursement to BI-LO of bonuses paid to any participant, where (i) the payment was predicated in whole or in part upon the achievement of certain financial results that were subsequently the subject of a material restatement, and (ii) a lower bonus payment would have been made to the Participant based upon the restated financial results. Under the AIP, BI-LO may also seek reimbursement of bonuses paid to participants in other circumstances involving fraud or misconduct by the participant where the board of BI-LO determines that such fraud or misconduct caused substantial harm to BI-LO even in the absence of a subsequent restatement of BI-LO’s financial statements.

Under the employment agreements with each of Messrs. Onstead, Carney, Stablein and Prestidge, if the executive has committed fraud, embezzlement, a felony or a misdemeanor involving dishonesty, in each case that relates to BI-LO, or Misconduct, or if BI-LO’s financial statements are restated as a result of an audit by a nationally recognized auditing firm and the executive’s AIP, IPP, or other compensation, employee benefit or vesting was based upon such financial statements, then the board of BI-LO will generally have the right to (i) require reimbursement of any AIP or IPP payment or other compensation, benefit or award paid to the executive within 2 years of any such restatement as a result of such financial statements that were restated; (ii) reinstatement of risk of forfeiture and vesting schedule of any IPP award or other compensation, benefit or award that was vested based on such incorrect financial statements (and recoupment of any gains already realized if such awards or benefits were sold, transferred, disposed of, paid out, or otherwise reduced to cash); (iii) require recoupment of any AIP or IPP benefit or other compensation, benefit or award paid within 2 years of any such Misconduct; (iv) forfeit any vested or unvested IPP benefits or other compensation, benefits or awards previously granted to the executive within 2 years of any such Misconduct; and/or (v) recoup any gains the executive has previously realized from any such AIP, IPP benefit, or other compensation, benefit or award within 2 years of any such Misconduct, in each case only to the extent such Misconduct resulted in an excess benefit or unjust enrichment to the executive or resulted in damages or costs and expenses to BI-LO or its affiliates.

Tax Deductibility

We have considered the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, we have not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following the consummation of this offering, we will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limits of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers and paid by their respective employers during the fiscal year ended December 26, 2012:

Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	Non-Equity Incentive Plan Compensation($)(3)	All Other Compensation ($)	Total ($)
R. Randall Onstead Jr. Chief Executive Officer	2012	998,955	237,500	$1,520,350	21,794	2,778,600
Brian P. Carney Chief Financial Officer	2012	610,144	162,500	990,503	64,393	1,827,540
Lawrence A. Stablein Chief Merchandising Officer	2012	678,437	162,500	1,040,239	113,292	1,994,468
D. Mark Prestidge Chief Operating Officer	2012	360,792	—	666,438	137,947	1,165,177
Michael D. Byars Former President of BI-LO, LLC	2012	567,525	—	582,187	136,001	1,285,713

(1)	Messrs. Onstead, Stablein and Prestidge commenced employment with BI-LO effective March 9, 2012. Messrs. Carney and Byars were employed by BI-LO or BI-LO, LLC for the entire fiscal year. Mr. Byars terminated employment on March 1, 2013.
(2)	Reflects guaranteed portion of bonus payments under the AIP as discussed above under “Compensation Discussion and Analysis—Cash-Based Annual Incentive Compensation.”
(3)	Reflects performance-based bonus payments under the AIP and the Legacy Plan as discussed above under “Compensation Discussion and Analysis—Cash-Based Annual Incentive Compensation ,” less the guaranteed bonus payments under the AIP included in the “Bonus” column for Messrs. Onstead, Carney and Stablein.
(4)	Amounts in this column are detailed in the table below:

Name	Company-paid Group Life Insurance($)	Relocation($)(a)	Other($)(b)	Total All Other Compensation ($)
R. Randall Onstead Jr.	3,438	18,356	—	21,794
Brian P. Carney	1,393	63,000	—	64,393
Lawrence A. Stablein	1,445	111,847	—	113,292
D. Mark Prestidge	587	135,097	2,263	137,947
Michael D. Byars	—	133,062	2,939	136,001

(a)	Includes reimbursement of relocation costs and commuter and temporary housing benefits, and, for Messrs. Carney, Stablein and Prestidge reimbursement of $12,500, $24,000 and $46,515, respectively, in connection with a loss on the sale of a home (related to relocation).

(b)	For Mr. Prestidge, reflects reimbursement of certain COBRA-related payments due in connection with his job transition from his prior employer to BI-LO. For Mr. Byars, reflects auto allowance.

Grants of Plan-Based Awards in 2012

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the fiscal year ended December 26, 2012. No equity-based compensation awards were granted to the named executive officers.

			Estimated Future Payouts Under Non- Equity Incentive Plan Awards
Name	Award Type		Threshold ($)	Target ($)	Maximum ($)
R. Randall Onstead Jr.	AIP	(1)	475,000	950,000	1,900,000
	IPP	(2)	—	*	—
Brian P. Carney	AIP	(1)	264,286	528,571	1,057,143
	Legacy Plan	(3)	39,698	79,396	158,791
	IPP	(2)	—	*	—
Lawrence A. Stablein	AIP	(1)	325,000	650,000	1,300,000
	IPP	(2)	—	*	—
D. Mark Prestidge	AIP	(1)	180,082	360,165	720,330
	IPP	(2)	—	*	—
Michael D. Byars	Legacy Plan	(3)	287,500	575,000	1,150,000
	IPP	(2)	—	*	—

(1)	As discussed above under “Compensation Discussion and Analysis—Cash-Based Annual Incentive Compensation,” each of the named executive officers, other than Mr. Byars, was potentially eligible to receive an annual performance-based cash bonus under the AIP equal to a target percentage of their annual salary (100% for each of the named executive officers). Mr. Carney’s potential bonus was pro-rated for the portion of fiscal year 2012 that the AIP was in place, as he was also eligible for a pro-rated bonus under the Legacy Plan for the portion of fiscal year 2012 prior to the implementation of the AIP. Mr. Prestidge’s potential bonus was pro-rated for the portion of the fiscal year that he was employed by BI-LO. Under the AIP, a participant receives a payout of $0 if the minimum threshold performance levels are not achieved, a payout of 50% of the target payout if minimum threshold performance levels are achieved, a payout of 100% of the target payout if target performance levels are achieved, and a maximum payout of 200% of the target payout if maximum performance levels are achieved, with linear interpolation used to determine payouts for performance levels between threshold and target and target and maximum.
(2)	The IPP is discussed in detail above under “Compensation Discussion and Analysis—Cash-Based Long-Term Incentive Compensation.” Target, threshold and maximum amounts cannot be reasonably determined as of the grant date as the value of awards under the IPP upon the occurrence of a monetization event or certain cash distributions is contingent on a number of factors, including the sales proceeds or cash distributions and the Cumulative IRR earned on such events. As result, the amount, if any, that is contributed to the IPP is not determinable until a monetization event or certain cash distributions occur and certain financial objectives are met. LSF maintains, and is obligated for all payments with respect to, the IPP.
(3)	As discussed above under “Compensation Discussion and Analysis—Cash-Based Annual Incentive Compensation,” Mr. Carney participated in the Legacy Plan for the portion of fiscal year 2012 prior to the implementation of the AIP and Mr. Byars participated in the Legacy Plan for all of fiscal year 2012. Under the Legacy Plan, Messrs. Carney and Byars were potentially eligible to receive an annual performance-based cash bonus equal to a target percentage of their annual salary (100% for each, however, Mr. Carney’s potential bonus was pro-rated for the portion of fiscal year 2012 that he participated in the Legacy Plan. Under the Legacy Plan, a participant receives a payout of $0 if the minimum threshold performance levels are not achieved, a payout of 85% of the target payout if minimum threshold performance levels are achieved, a payout of 100% of the target payout if target performance levels are achieved, and a maximum payout of 210% of the target payout if maximum performance levels are achieved.

Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employee Agreements

Mr. Onstead.    Pursuant to his employment agreement, effective on March 9, 2012, Mr. Onstead’s base salary was initially set at $950,000. His salary may be increased at the board’s discretion. In addition, pursuant to the employment agreement, Mr. Onstead is entitled to participate in the AIP with a target bonus payment equal to 100% of his base salary, in accordance with the terms of the AIP (with a guaranteed minimum bonus for fiscal 2012 of 25% of base salary). Mr. Onstead is also eligible to participate in the IPP. Mr. Onstead is generally eligible to participate in the same employee benefit plans and programs offered to other employees of BI-LO. Mr. Onstead’s employment agreement also provides for certain perquisites, including reimbursement of relocation costs of up to $75,000 incurred in connection with his transfer to Jacksonville, Florida, reimbursement for commuter and temporary house benefits until November 9, 2012 and up to $150,000 if Mr. Onstead suffers a loss on the sale of his home in Houston, Texas.

Mr. Carney.    Prior to March 9, 2012, Mr. Carney was party to an employment agreement with BI-LO, LLC. In connection with entering into a new employment agreement with BI-LO, effective on March 9, 2012, the prior agreement was terminated. Under the new agreement, Mr. Carney’s base salary was initially set at $650,000 (his salary was $425,000 under the prior agreement). His salary may be increased at the board’s discretion. In addition, pursuant to the employment agreement, Mr. Carney is entitled to participate in the AIP with a target bonus payment equal to 100% of his base salary, in accordance with the terms of the AIP (with a guaranteed minimum bonus for fiscal 2012 of 25% of base salary). Mr. Carney is also eligible to participate in the IPP. Mr. Carney is generally eligible to participate in the same employee benefit plans and programs offered to other employees of BI-LO. Mr. Carney’s employment agreement also provides for certain perquisites, including reimbursement of relocation costs of up to $75,000 incurred in connection with his transfer to Jacksonville, Florida, reimbursement for commuter and temporary housing benefits until November 9, 2012 and up to $150,000 if Mr. Carney suffers a loss on the sale of his home in Greer, South Carolina.

Mr. Stablein.    Pursuant to his employment agreement, effective on March 9, 2012, Mr. Stablein’s base salary was initially set at $650,000. His salary may be increased at the board’s discretion. In addition, pursuant to the employment agreement, Mr. Stablein is entitled to participate in the AIP with a target bonus payment equal to 100% of his base salary, in accordance with the terms of the AIP (with a guaranteed minimum bonus for fiscal 2012 of 25% of base salary). Mr. Stablein is also eligible to participate in the IPP. Mr. Stablein is generally eligible to participate in the same employee benefit plans and programs offered to other employees of BI-LO. Mr. Stablein’s employment agreement also provides for certain perquisites, including reimbursement of relocation costs of up to $75,000 incurred in connection with his transfer to Jacksonville, Florida, reimbursement for commuter and temporary house benefits until November 9, 2012 and up to $150,000 if Mr. Stablein suffers a loss on the sale of his home in Naperville, Illinois.

Mr. Prestidge.    Pursuant to his employment agreement, effective on March 9, 2012, Mr. Prestidge’s base salary was initially set at $475,000. His salary may be increased at the board’s discretion. In addition, pursuant to the employment agreement, Mr. Prestidge is entitled to participate in the AIP with a target bonus payment equal to 100% of his base salary, in accordance with the terms of the AIP. Mr. Prestidge is also eligible to participate in the IPP. Mr. Prestidge is generally eligible to participate in the same employee benefit plans and programs offered to other employees of BI-LO. Mr. Prestidge’s employment agreement also provides for certain perquisites, including reimbursement of relocation costs of up to $75,000 incurred in connection with his transfer to Jacksonville, Florida, reimbursement for commuter and temporary house benefits until November 9, 2012 and up to $150,000 if Mr. Prestidge suffers a loss on the sale of his home in Germantown, Tennessee.

Mr. Byars.    Pursuant to his second amended and restated employment agreement, effective on March 9, 2012, Mr. Byars’ base salary was initially set at $575,000. In addition, pursuant to the employment agreement, Mr. Byars was entitled to participate in the AIP and the IPP. Mr. Byars terminated employment with BI-LO, LLC on March 1, 2013.

Potential Payments Upon Termination or Change in Control

The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances. As explained below and summarized in the table that follows this section, each of our named executive officers, other than Mr. Byars, would have been entitled to such compensation and benefits assuming a termination of employment had occurred on December 26, 2012. Mr. Byars terminated employment on March 1, 2013. A discussion of what he received upon termination follows the table.

Employment Agreements with Messrs. Onstead, Carney, Stablein and Prestidge

Pursuant to each of their employment agreements, upon a termination without cause or a resignation for good reason, not as a result of death or disability and that occurs prior to a monetization event (as defined in the IPP and described below), each of the executives is entitled to receive, in addition to accrued benefits and any earned but unpaid AIP payment for the year preceding the year in which termination occurs, (i) a pro-rata AIP payment for the year of termination, based on actual performance for the year of termination and the number of full months worked in the year of termination, (ii) a payment equal to 200% of base salary plus 100% of target bonus under the AIP for the year of termination, payable over 12 months (the “severance payment”), and (iii) continued health coverage for the executive and his spouse and covered dependents for two years. Upon a termination without cause or a resignation for good reason that occurs within 24 months following a monetization event, the severance payment shall be made in a lump sum.

Upon termination due to death or disability, each of the executives is entitled to receive, in addition to accrued benefits and any earned but unpaid AIP payment for the year preceding the year in which termination occurs, a pro-rata AIP payment for the year of termination, based on actual performance for the year of termination and the number of full months worked in the year of termination. Further, if such termination occurs prior to the first anniversary of the effective date of the applicable employment agreement, each of the executives is also entitled to (i) a payment equal to 100% of base salary (less disability insurance payments), payable over 12 months, and (ii) continued health coverage for the executive and his spouse and covered dependents for 1 year.

All benefits payable upon a termination, other than accrued benefits, are conditioned upon the executive’s execution of a separation agreement and general release of claims in favor of BI-LO and its affiliates and ongoing compliance with restrictive covenants contained in the employment agreement.

Upon termination for any other reason, the executives are not entitled to any severance or other termination benefits, but only to payment of his accrued compensation through the date of termination.

“Cause” generally means (i) a material breach of the employment agreement by the executive; (ii) intentional misconduct as an officer or employee of BI-LO or a material violation by the executive of material written policies of BI-LO or specific written directions of the persons to whom the executive reports and under whose direction the executive is subject; (iii) a material breach of any fiduciary duty which the executive owes to BI-LO in his capacity as an employee or officer; (iv) the conviction or plea of guilty or no contest by the executive with respect to (A) a felony or (B) embezzlement, dishonesty, a crime involving moral turpitude, or intentional and actual fraud; (v) the habitual use of illicit drugs or other illicit substances or the addiction to licit drugs or other substances; or (vi) an unexplained absence from work for more than 10 consecutive days in any 12 month period.

“Good reason” is generally deemed to exist if: (i) there is a material diminution in title and/or duties, responsibilities, or authority, or reporting relationship of the executive to whom the executive reports and under whose direction the executive is subject; (ii) after the executive’s relocation to Jacksonville, Florida (or, if BI-LO so elects, to Greenville, South Carolina), BI-LO requires the executive to move to another location of BI-LO or any of its affiliates, and the distance between the executive’s former residence and new job site is at least 50 miles greater than the distance between the executive’s former residence and former job site; (iii) there is a failure or refusal or default by BI-LO to perform any material obligation under the employment agreement; or (iv) there is a reduction in the executive’s then base salary or AIP target amount, other than a reduction which is part of a general cost reduction affecting at least 90% of similarly situated employees and which does not exceed ten percent 10% of the executive’s then base salary and AIP target amount in the aggregate when combined with any such prior reductions.

Incentive Pool Plan

As discussed above under “Compensation Discussion and Analysis—Cash-Based Long-Term Incentive Compensation”, pursuant to the IPP, pool units become 50% vested three years after the grant date and 50% vested only upon the occurrence of a vesting monetization event, in each case, subject to continued employment through the date of the event. For Messrs. Carney and Byars, 50% of their pool units vested on March 9, 2012. The remaining 50% of these executives’ pool units will vest only upon the occurrence of a vesting monetization event, subject to continued employment and the terms and conditions of the IPP. In addition, the pool units become 100% vested on a vesting monetization event, subject to the terms and conditions of the IPP, if such event occurs prior to March 9, 2017, subject to continued employment.

Further, participants who are not otherwise vested in their pool units, and who are terminated from employment because of death, disability, termination without cause, or resignation for good reason will be 50% vested in their pool units (and are not eligible for additional vesting with respect upon a monetization event). If there were no monetization event that results in pool units vesting by March 9, 2017, any participant not then employed by the Company or its subsidiaries or who subsequently ceases to be employed prior to a monetization event, forfeits any previously vested pool units; provided that, if the termination of employment is because of death, disability, a termination without cause, or a resignation for good reason, then these foregoing will not apply until the later of March 9, 2017 or one year after such termination of employment.

As discussed above under “Compensation Discussion and Analysis—Cash-Based Long-Term Incentive Compensation”, the named executive officers who participate in the IPP became entitled to payments from LSF under the IPP in connection with the issuance of our PIK toggle notes and the approximately $458 million distribution to Lone Star on September 20, 2013. The September 20, 2013 distribution was a vesting monetization event; thus each of the executives became 100% vested in their pool units.

Generally, for purposes of the IPP, a monetization event occurs when:

•

the Company is converted, merged, consolidated or reorganized into or with another corporation or other legal person and, immediately after such conversion, merger, consolidation, or reorganization, less than a majority of the combined voting power of the then-outstanding equity securities of such corporation or other legal person immediately after such transaction are held in the aggregate by the holders of voting securities of the Company immediately prior to such transaction;

•

(A) the equityholders of the Company sell, transfer or exchange more than 50% of the combined voting power of the then-outstanding equity securities of the Company to an unrelated third party, or (B) the Company or its subsidiaries sell, transfer or exchange more than 50% in value of their aggregate assets to any other entity or other legal person, and less than a majority of the combined voting power of the then-outstanding equity securities of such entity or person immediately after such sale are held in the aggregate by the holders of voting securities of the Company immediately prior to such sale;

•

a firm commitment underwritten public offering occurs that is registered under the Securities Act of 1933, as amended, of the equity interests of the Company, a subsidiary or a respective successor entity where either (A) the members’ interest in the voting securities of the Company, a subsidiary or a respective successor entity, as applicable, is reduced to below 50% as a result of such public offering or (B) the Company determines, in its sole and absolute discretion, that such public offering constitutes a monetization event for purposes of the IPP; or

•

the Company pays dividends or distributions (whether pursuant to a regular dividend, extraordinary dividend, non-dividend distribution, redemption, recapitalization, or otherwise) (a “cash distribution”).

In turn, a vesting monetization event is any of the events described in the subsections above (i) that is not a cash distribution, or (ii) that is a cash distribution, provided that at the time of such event, the Cumulative Internal Rate of Return of the Company’s direct and indirect equity holders immediately prior to this offering is at least 15% and, when combined with any prior monetization event, results in a return to such direct and indirect equity holders of the Company of at least their beginning equity value.

The determination of payments under the IPP (which occur only upon certain monetization events) is described above under “Compensation Discussion and Analysis—Cash-Based Long-Term Incentive Compensation.”

Potential Payments Table

The table below sets forth the estimated value of the potential payments to each of our named executive officers, other than Mr. Byars, assuming the executive’s employment had terminated on December 26, 2012. Mr. Byars terminated employment on March 1, 2013. A discussion of what he received upon termination follows the table.

		R. Randall Onstead Jr.	Brian P. Carney	Lawrence A. Stablein	D. Mark Prestidge
Termination Without Cause or for Good Reason	Cash Severance	$2,850,000	$1,950,000	$1,950,000	$1,425,000
	Pro-rata AIP	1,757,850	1,058,480	1,202,739	666,438
	Health/Medical	22,772	29,028	26,050	28,139
	IPP	—	—	—	—

	Total:	$4,630,622	$3,037,508	$3,178,789	$2,119,577

Monetization Event	Cash Severance	—	—	—	—
	Pro-rata AIP	—	—	—	—
	Health/Medical	—	—	—	—
	IPP	*	*	*	*

	Total:	*	*	*	*

Death/Disability	Cash Severance	$950,000	$650,000	$650,000	$475,000
	Pro-rata AIP	1,757,850	1,058,480	1,202,739	666,438
	Health/Medical	11,386	14,514	13,025	14,069
	IPP	—	—	—	—

	Total:	$2,719,236	$1,722,994	$1,865,764	$1,155,507

*	The IPP is discussed in detail above under “Compensation Discussion and Analysis—Cash-Based Long-Term Incentive Compensation.” The value of IPP pool units as of a hypothetical monetization event occurring on December 26, 2012 cannot be reasonably determined as the value of awards under the IPP upon the occurrence of a monetization event or certain cash distributions is contingent on a number of factors, including the sales proceeds or cash distributions and the Cumulative IRR earned on such events. As result, the amount, if any, that is contributed to the IPP is not determinable until a monetization event or certain cash distributions occur and certain financial objectives are met. LSF maintains, and is obligated for all payments with respect to, the IPP.

Termination of Employment Following Fiscal Year 2012

On March 1, 2013, Mr. Byars terminated employment with BI-LO, LLC. Mr. Byars became entitled to receive a payment of $1,260,577 (equal to a cash severance amount of $1,150,000 and a pro-rata annual bonus payment of $110,577 for the first quarter of fiscal year 2013) in connection with his termination of employment, payable in accordance with his release and separation agreement. Mr. Byars will also receive 18 months of continued health benefits. Mr. Byars retained the portion of his IPP units that were vested as of his termination of employment and forfeited the right to any of the units that were unvested as of his termination of employment.

Executive Incentive Pool Plan

As discussed above, under “—Compensation Discussion & Analysis—Cash-Based Long-Term Incentive Compensation” and “—Potential Payments Upon Termination or Change in Control,” LSF maintains, and is obligated for all payments with respect to, the IPP, which was effective as of March 9, 2012, for certain corporate-level employees of BI-LO and its subsidiaries. Under the IPP, participants are granted pool units entitling them, subject to the terms of the IPP, to a potential cash payout upon a monetization event. The total number of pool units authorized under the IPP is 1,000,000, and the total number of pool units outstanding as of the date hereof is 688,856.

The IPP was developed to reward the creation of long-term value through a monetization event, as described under “—Potential Payments Upon Termination or Change in Control,” and to motivate certain executive employees of BI-LO and its subsidiaries to put forth maximum efforts toward the continued growth, profitability and success of our company by providing incentives to such individuals through cash bonus payments. Our board of directors or a designated committee of the board administers the IPP and has total and exclusive responsibility to control, operate, manage and administer the IPP in accordance with its terms.

The vesting of awards, valuation of awards upon a monetization event, treatment of awards upon a termination of employment and other material terms of the IPP are described above under “—Compensation Discussion and Analysis—Cash-Based Long-Term Incentive Compensation” and “—Potential Payments Upon Termination or Change in Control.”

2013 Stock Incentive Plan

Prior to completion of this offering, we will adopt the 2013 Plan. The purpose of the 2013 Plan is to promote and closely align the interests of our employees and non-employee directors and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2013 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to participants and to optimize the profitability and growth of our company through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2013 Plan allows for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights, or SARs, alone or in conjunction with other awards; restricted stock and restricted stock units, or RSUs; and incentive bonuses, which may be paid in cash or stock or a combination thereof.

The following description of the 2013 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2013 Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part. Stockholders are urged to read the 2013 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this registration statement have the meanings assigned to them in the 2013 Plan.

Administration

The 2013 Plan is administered by the compensation committee of the board of directors, or in the absence of the compensation committee, the board of directors itself. The compensation committee has broad authority, subject to the provisions of the 2013 Plan, to administer and interpret the 2013 Plan. All decisions and actions of the compensation committee are final.

Stock Subject to 2013 Plan

The maximum number of shares that may be issued under the 2013 Plan is equal to                     , subject to certain adjustments in the event of a change in the Company’s capitalization. Shares of common stock issued under the 2013 Plan may be either authorized and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an unexercised option, SAR or other stock-based award under the 2013 Plan, in whole or in part, the number of shares of common stock subject to such award will again become available for grant under the 2013 Plan.

Stock Options

All stock options granted under the 2013 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2013 Plan, options generally may be exercised over such period, in installments or otherwise, as the compensation committee may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the compensation committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise. Other than in connection with a change in the Company’s capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and, at any time when the exercise price of a previously awarded option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new award with a lower (or no) exercise price.

Stock Appreciation Rights

SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, or a combination of common stock and cash, at the compensation committee’s discretion.

Restricted Stock and RSUs

The compensation committee may award restricted stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The compensation committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses

Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The compensation committee will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the compensation committee.

Performance Criteria

The compensation committee may specify certain performance criteria which must be satisfied before stock options, SARs, restricted stock, RSUs, and incentive bonuses will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

The board of directors has the right to amend, alter, suspend or terminate the 2013 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2013 Plan or an award or award agreement will be made that would impair the rights of the holder, without such holder’s consent, however, no consent will be required if the compensation committee determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2013 Plan or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such award, or that any such diminishment has been adequately compensated. The 2013 Plan will be adopted by the board of directors and the Company’s sole equityholder in connection with this offering and will automatically terminate, unless earlier terminated by the board of directors, 10 years after approval by the board of directors.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of November 26, 2013, assuming our corporate conversion had been effective as of such date, by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group. The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming:

•	shares of common stock outstanding as of ; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of November 26, 2013 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Southeastern Grocers, LLC, 5050 Edgewood Court, Jacksonville, Florida 32254.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering Assuming No Exercise of Underwriters’ Option		Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters’ Option
Name of Beneficial Owner	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)
5% Stockholders
LSF Southeastern Grocery Holdings, LLC(1)		100%		%		%

Named Executive Officers
R. Randall Onstead, Jr.	—	—	—	—	—	—
Brian P. Carney	—	—	—	—	—	—
Lawrence A. Stablein	—	—	—	—	—	—
D. Mark Prestidge	—	—	—	—	—	—
Michael D. Byars	—	—	—	—	—	—

Directors and Director Nominees
Bradley P. Boggess	—	—	—	—	—	—
Richard L. Davis	—	—	—	—	—	—
John Fleming	—	—	—	—	—	—
Samuel D. Loughlin	—	—	—	—	—	—
Michael O. Moore	—	—	—	—	—	—
Kyle S. Volluz	—	—	—	—	—	—
David West	—	—	—	—	—	—
Grant Wilbeck	—	—	—	—	—	—

All executive officers, directors and director nominees as a group (12 persons)	—	—	—	—	—	—

(1)	LSF Southeastern Grocery Holdings, LLC directly owns shares of common stock. LSF Southeastern Grocery Holdings, LLC, a Delaware limited liability company, is controlled by LSF5 Bi-Lo Holdings, LLC,

a Delaware limited liability company, which is controlled by Lone Star Fund V (U.S.) L.P., a Delaware limited partnership, which is controlled by its general partner, Lone Star Partners V, L.P., a Bermuda limited partnership, which is controlled by Lone Star Management Co. V, Ltd., a Bermuda exempted limited company, which is controlled by its sole owner John P. Grayken. The address for all of these persons, other than Lone Star Partners V, L.P. and Lone Star Management Co. V, Ltd., is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204. The address for Lone Star Partners V, L.P. and Lone Star Management Co. V, Ltd. is Washington Mall, Suite 304, Third Floor, 7 Reid Street, Hamilton HM11, Bermuda.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with Lone Star and Affiliates

Asset Advisory Fees

Effective February 3, 2011, we entered into an Asset Advisory Agreement with Hudson Americas LLC and Lone Star Fund V (U.S.), L.P., both affiliates of our sole equityholder. Pursuant to the Asset Advisory Agreement, Hudson Americas provides us with certain oversight functions in connection with the management of our business and assets, including: (i) communicating and coordinating with our personnel and service providers; (ii) assisting and advising us in the pursuit of our strategic plan and managing our assets in furtherance of our strategic plan; and (iii) obtaining and maintaining all required licenses, permits, certificates, consents and other approvals with respect to our assets. In addition, Hudson Americas may, but is not required to, provide us with certain ancillary services, such as financial accounting and reporting, tax accounting, preparation and reporting, treasury, risk management, legal and compliance, record keeping and operating company oversight. Pursuant to the Asset Advisory Agreement, we pay Hudson Americas an amount equal to 110% of the actual costs of the manager and ancillary services or 110% of the hourly billing rates of the individual billing rates of the individuals performing such services, as applicable. The Asset Advisory Agreement is terminable by any party thereto upon 30 days’ notice from one party to the others for any reason or no reason.

We paid Hudson Americas advisory fees totaling approximately $2.5 million, $4.5 million and $1.5 million in 2012, 2011 and 2010, respectively. In 2012, we also paid approximately $3.8 million to Hudson Americas related to merger and integration costs. As of October 2, 2013, we owed a total of $564,000 under the Asset Advisory Agreement.

Upon the consummation of this offering, we will terminate the Asset Advisory Agreement for a one-time termination payment of $         million. See “Use of Proceeds.”

Guaranty Agreement

On May 12, 2010, in connection with the confirmation and effective date of the Fourth Amended Plan of Reorganization of BI-LO Holding and its then subsidiaries, or the Debtors, affiliates of Lone Star entered into a Guaranty Agreement with the United Food and Commercial Workers Unions and Employers Pension Fund and the liquidating trustee controlling the proofs of claims related to Bruno’s Supermarkets, LLC, a former subsidiary pursuant to which the affiliates of Lone Star guaranteed certain payment obligations that may be owed by the Debtors to the pension fund and the liquidating trustee. Pursuant to the Guaranty Agreement, the affiliates of Lone Star agreed to guaranty the payment of the payment obligations on the same percentage (i.e., cents on the dollar) as was received by the holders of the Debtors’ general unsecured claims pursuant to the Debtors’ plan of reorganization with respect to their claims. We are responsible for our legal fees and expenses associated with our litigation with the pension fund and liquidating trustee. Pursuant to these arrangements, the affiliates of Lone Star paid $27.1 million (net of insurance reimbursements) in settlement of the payment obligations in the fourth quarter of 2012. See Note 14, Commitments and Contingencies, in the notes to consolidated financial statements.

General

Lone Star currently owns all of our outstanding equity interests. Upon completion of this offering, Lone Star will own     % of our outstanding common stock (or     % if the underwriters fully exercise their option to purchase additional shares).

For as long as Lone Star and its affiliates continue to beneficially own shares of common stock representing more than a majority of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, Lone Star will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them.

Lone Star is not subject to any contractual obligations to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives. Except for this period, there can be no assurance as to the period of time during which Lone Star will maintain its beneficial ownership of our common stock following this offering. Following this period, Lone Star will have rights to cause us to register its shares as described under “—Registration Rights Agreement” below.

Registration Rights Agreement

We will enter into a registration rights agreement with Lone Star in connection with the consummation of this offering. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star. The registration rights agreement will not provide for the payment of any consideration by us to Lone Star if a registration statement for the resale of shares of common stock held by Lone Star is not declared effective or if the effectiveness is not maintained.              shares of our common stock will be entitled to these registration rights following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. However, the underwriting agreement and lock-up agreements prohibit us from a filing any registration statement for the resale of shares of common stock held by Lone Star for a period of 180 days after the date of this prospectus without the prior consent of the representatives. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in “Underwriting.” See “Shares Eligible for Future Sale—Registration Rights Agreement.”

Director Indemnification Agreements

Our bylaws will permit us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We will enter into indemnification agreements with each of our executive officers and directors that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Party Transactions

We will implement a written policy in connection with this offering pursuant to which our board of directors or the audit committee will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. Prior to approving any transaction with a related party, our board of directors or audit committee (in each case, composed of disinterested directors), as applicable, will consider the material facts as to the related party’s relationship with the company or interest in the transaction. Related party transactions will not be approved unless the board of directors or the audit committee (in each case, composed of disinterested directors), as applicable, has approved of the transaction. We did not have a formal review and approval policy for related party transactions at the time of any transaction described above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and bylaws, which we will adopt prior to the consummation of this offering, as they will be in effect as of the consummation of this offering. This summary does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon consummation of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.001 per share, and          shares of preferred stock, par value $0.001 per share.

Common Stock

Our certificate of incorporation will authorize the issuance of up to          shares of common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to          shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors’ Liability

Our governing documents will limit the liability of, and provide for us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws to be adopted may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers, and we intend to obtain greater coverage. We also intend to enter into indemnification agreements with our directors and executive officers.

Forum Selection Clause

Our certificate of incorporation to be adopted prior to the completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See “Risk Factors—Our certificate of incorporation will include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us”.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our certificate of incorporation and bylaws to be adopted prior to the completion of this offering could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer with the concurrence of a majority of the board of directors. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Any amendment to our certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. Our certificate of incorporation will provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. However, pursuant to our certificate of incorporation, this classified structure will be phased out beginning with our fourth annual meeting of stockholders following the consummation of this offering, resulting in full declassification and all directors being subject to annual elections beginning with our sixth annual meeting of stockholders following consummation of this offering. As a result, approximately one-third of our board of directors will be elected at each of our first four annual meetings of stockholders. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board of directors, but must consist of not less than three or more than 15 directors.

Removal of Directors

Our certificate of incorporation and bylaws will provide that (i) prior to the date on which Lone Star and its affiliates cease to beneficially own, in aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Lone Star and its affiliates cease to beneficially own, in aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation and bylaws will also provide that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors; provided that so long as affiliates of Lone Star own at least 50% of the total voting power of our capital stock, the positions can only be filled by our stockholders.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws will preclude stockholder action by written consent after the date on which Lone Star and its affiliates cease to beneficially own, in the aggregate, at least a majority of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents will include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our organizational documents will also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws to be adopted may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the NASDAQ listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities and Transactions with Lone Star

In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star and its affiliates (other than us) and affiliated investment funds, referred to as the Lone Star entities, may serve as our directors or officers, and that the Lone Star entities may engage in similar activities or lines of business that we do, our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Lone Star entities. Specifically, none of the Lone Star entities or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Lone Star entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in the corporate opportunity, and the Lone Star entity will not have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a principal, member, director, manager, partner, stockholder, officer, employee or other representative of any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Lone Star entity, we will not have any expectancy in the corporate opportunity unless the corporate opportunity is expressly offered to the person solely in his or her capacity as a director or officer of our company.

In recognition that we may engage in material business transactions with the Lone Star entities, from which we are expected to benefit, our certificate of incorporation will provide that any of our directors or officers who are also principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of any Lone Star entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•

the transaction was approved, after being made aware of the material facts of the relationship between each of us or one of our subsidiaries and the Lone Star entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, known as disinterested persons, or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are disinterested persons; or

•	the transaction was fair to us at the time we entered into the transaction; or

•

the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Lone Star entities and any holder who has a material financial interest in the transaction.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is             .

Listing

We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “SEG.”

DESCRIPTION OF INDEBTEDNESS

The ABL Facility

Effective March 9, 2012, we entered into the ABL facility, a five-year $700 million revolving senior secured credit facility with Deutsche Bank Trust Company Americas, as administrative agent, and a lender, Wells Fargo Bank, National Association, as a co-documentation agent, and a lender, and Citibank N.A. and the other financial institutions party thereto as lenders.

The ABL facility may be used for revolving credit loans, swingline loans and letters of credit from time to time up to an initial maximum principal amount of $700 million, subject to the limitations described below. Under certain conditions, we may solicit the lenders or other prospective lenders to provide additional revolving loan commitments under the ABL facility in an aggregate amount not to exceed $200 million. The maximum amount of letters of credit that may be outstanding at any one time is $250 million (which amount may be increased by up to 35% of any incremental commitments) and the amount available under the revolving credit facility is limited by a borrowing base. The borrowing base is redetermined every four weeks based on a formula involving a percentage of the value of certain of our accounts receivable, inventory and pharmacy scripts.

The ABL facility permits both base rate borrowings and LIBOR borrowings plus a floating spread. The spread will float up or down based on our average excess availability under our borrowing base. The spread can range from 0.75% to 1.25% above the base rate and from 1.75% to 2.25% above LIBOR. We will incur a commitment fee on the unused portion of the revolving credit facility at a rate ranging from 0.375% to 0.50% based upon the aggregate amount of outstanding loans under the ABL facility.

The ABL facility matures on March 9, 2017, unless extended based on certain conditions. In addition, customary mandatory prepayments of the revolving loans are required upon the occurrence of certain events including, without limitation, certain dispositions of assets outside of the ordinary course of business and certain casualty and condemnation events. With respect to base rate loans, accrued interest must be paid quarterly in arrears on the last business day of each calendar quarter and, with respect to LIBOR loans, accrued interest must be paid on the last day of any applicable interest period, but not less frequently than on each date occurring at three month intervals after the first day of such interest period.

Our obligations under the ABL facility are guaranteed by certain of our subsidiaries and secured by, subject to certain permitted liens security interests in substantially all of the personal property assets of our affiliate parties to the ABL facility and mortgages on certain of our owned real property with a value that exceeds a minimum threshold.

The liens and security interests are, subject to certain permitted liens, first-priority security interests with respect to certain of the collateral including, without limitation, accounts receivable, inventory, prescription lists and other related collateral and proceeds thereof, and second-priority security interests with respect to the certain of the other collateral.

The ABL facility contains customary representations and warranties, customary events of default and customary negative covenants including, without limitation: limitations on liens, restricted payments, indebtedness and asset sales. The ABL facility also imposes certain minimum excess availability and minimum fixed charge coverage ratio conditions on our ability to make certain acquisitions or investments, pay dividends or other distributions, incur certain indebtedness and make prepayments or redemptions of indebtedness. Further, if excess availability falls below a minimum threshold, we will be subject to a minimum fixed charge coverage ratio of 1.00:1.00, which will further limit our ability to pay the dividends.

As of October 30, 2013, the aggregate principal amount of revolving loans outstanding under the ABL facility was $17.0 million, the amount of letters of credit outstanding under the ABL facility was $126.1 million, there were no swingline loans outstanding under the ABL facility and the amount available for us to borrow under the ABL facility was $491.7 million.

The foregoing description of the ABL facility does not purport to be complete and is qualified in its entirety by a copy of the ABL facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Our Senior Secured Notes

BI-LO Finance Corp. and BI-LO, LLC previously issued $425 million aggregate principal amount of 9.25% senior secured notes due 2019 under an Indenture, dated as of February 3, 2011, as amended by the Supplemental Indenture, dated as of March 9, 2012, among BI-LO Finance Corp. and BI-LO, LLC, as issuers, certain guarantors and Wells Fargo Bank National Association, as trustee.

The senior secured notes mature on February 15, 2019. The senior secured notes bear interest at the rate of 9.25% per annum. Interest on the senior secured notes is payable in cash semiannually in arrears on February 15 and August 15 of each year.

Payment of the senior secured notes is guaranteed, jointly and severally, on a senior secured basis by certain existing and certain future domestic, restricted subsidiaries. Our obligations under the senior secured notes are secured by, subject to certain exceptions, thresholds and permitted liens first-priority liens on the collateral, which includes existing and after acquired real property interests, intellectual property interests, equipment, a pledge of all of the equity interests held by us, if any, and substantially all of our other assets that do not constitute priority collateral under the ABL facility, and second-priority security liens in the priority collateral under the ABL facility, which includes present and future cash, deposit accounts, accounts receivable, inventory and certain related assets.

At any time prior to February 15, 2015, we may redeem all or a portion of the senior secured notes at a price equal to 100% of the aggregate principal amount of senior secured notes to be redeemed, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. On or after February 15, 2015 through February 14, 2016, we may redeem all or a portion of the senior secured notes, at a redemption price equal to 104.625%, plus accrued and unpaid interest to the date of the redemption. On or after February 15, 2016 through February 14, 2016, we may redeem all or a portion of the senior secured notes at a redemption price equal to 102.313%, plus accrued and unpaid interest to the date of the redemption. On or after February 15, 2017, we may redeem all or a portion of the senior secured notes at a redemption price equal to 100%, plus accrued and unpaid interest to the date of the redemption. In addition, at any time prior to February 15, 2014, we may use the net proceeds of certain equity offerings, including this offering, to redeem up to an aggregate of 35% of the aggregate principal of the senior secured notes at a redemption price equal to 109.25%, plus accrued and unpaid interest to the date of the redemption. At any time prior to February 15, 2015, we may redeem, in the aggregate, up to 10% of the original aggregate principal amount of the senior secured notes annually at a redemption price of 103% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of redemption. If we dispose of certain assets or experience certain changes of control, we may be required to make an offer to purchase the senior secured notes at specified prices.

The indenture governing the senior secured notes contains covenants that, among other things and subject in each case to certain specified exceptions, limit our ability to: incur additional indebtedness; make restricted payments, including the payment of dividends; enter into transactions with affiliates; enter into, create, incur, assume or suffer to exist any liens; consummate asset sales; merge or consolidate with, or dispose of all or substantially all assets to, a third party; and create or cause to exist any consensual encumbrance or restriction on the ability of restricted subsidiaries to pay dividends, make distributions, pay indebtedness, make investments or make certain transfers of assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

As of October 30, 2013 we had $425.0 million in aggregate principal amount of senior secured notes outstanding. The foregoing description of the indenture governing the senior secured notes does not purport to be complete and is qualified in its entirety by reference to the complete text of the indenture and the supplemental indenture, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PIK Toggle Notes

BI-LO Holding Finance, LLC and BI-LO Holding Finance, Inc. previously issued $475 million aggregate principal amount of 8.625%/9.375% Senior PIK Toggle Notes due 2018, or the PIK toggle notes, under an Indenture, dated as of September 20, 2013 , among BI-LO Holding Finance, LLC and BI-LO Holding Finance, Inc. and Wells Fargo Bank National Association, as trustee.

The PIK toggle notes mature on September 15, 2018. Each note bears cash interest at the rate of 8.625% per annum unless the conditions described in the indenture are satisfied, in which case the issuers will be entitled to pay, to the extent described in the indenture, interest by increasing the principal amount of the notes or issuing new notes at the rate of 9.375% per annum. Interest on the notes is payable semiannually in arrears on March 15 and September 15 of each year.

Payment of the PIK toggle notes may be guaranteed, jointly and severally, in the future on the terms and conditions specified in the indenture. Our obligations under the notes are unsecured.

At any time prior to September 15, 2014, we may redeem all or a portion of the PIK toggle notes at a price equal to 100.00% of the aggregate principal amount to be redeemed, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. On or after September 15, 2014 through September 14, 2015, we may redeem all or a portion of the notes, at a redemption price equal to 102.00%, plus accrued and unpaid interest to the date of the redemption. On or after September 15, 2015 through September 14, 2016, we may redeem all or a portion of the notes at a redemption price equal to 101.00%, plus accrued and unpaid interest to the date of the redemption. On or after September 15, 2016, we may redeem all or a portion of the notes at a redemption price equal to 100.00%, plus accrued and unpaid interest to the date of the redemption. In addition, at any time prior to September 15, 2014, we may use the net proceeds of certain equity offerings, including this offering, to redeem all or a portion of the aggregate principal amount of the notes at a redemption price equal to 102.00%, plus accrued and unpaid interest to the date of the redemption. If we dispose of certain assets or experience certain changes of control, we may be required to make an offer to purchase the PIK toggle notes at specified prices.

Among other covenants, the indenture contains covenants that, subject in each case to certain specified exceptions, limit our ability to: (i) incur additional indebtedness; (ii) make restricted payments, including the payment of distributions; (iii) enter into transactions with affiliates; (iv) enter into, create, incur, assume or suffer to exist any liens; (v) consummate asset sales; (vi) merge or consolidate with, or dispose of all or substantially all assets to, a third party; and (vii) create or cause to exist any consensual encumbrance or restriction on the ability of restricted subsidiaries to pay dividends, make distributions, pay indebtedness, make investments or transfer assets to Holding Finance or any restricted subsidiary.

As of October 30, 2013 we had $475.0 million in aggregate principal amount of PIK toggle notes outstanding. The foregoing description of the indenture does not purport to be complete and is qualified in its entirety by reference to the complete text of the indenture, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Baldwin Sale/Leaseback

On April 24, 2013, one of our subsidiaries entered into a sale leaseback transaction with AR Capital, LLC, whereby our Baldwin Distribution Center and certain related personal property was sold to AR Capital, LLC and, immediately thereafter, we leased back the property. The lease has an initial term of 20 years with four five-year extension options. The consideration for the sale was approximately $99.8 million, of which approximately

$83.5 million is required under the terms of the senior secured notes to be held in a collateral account pending reinvestment. This transaction is accounted for similar to a nonqualified sale/ leaseback. Therefore, the related asset remains on the balance sheet and continues to be depreciated, and another financing obligation was recorded in the amount of $99.8 million, which is being amortized over the life of the lease.

Florida and Louisiana Store Sale Leaseback

On September 13, 2013, we agreed to enter into a sale leaseback transaction whereby we will sell six of our stores located in Florida and Louisiana for consideration of approximately $45 million and, immediately thereafter, we will lease back these store locations. The transaction is subject to customary conditions, including completion of due diligence by our counterparty. The transaction is expected to close in the fourth quarter of fiscal 2013.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Immediately following the consummation of the offering, based on shares outstanding as of             , we will have an aggregate of              shares of common stock outstanding (or              shares if the underwriters exercise their option to purchase additional shares in full). Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be deemed restricted securities, as defined in Rule 144. We expect that Lone Star will be considered an affiliate after this offering based on its expected share ownership (consisting of              shares owned by Lone Star assuming no exercise of the underwriters’ over-allotment option). Certain other of our stockholders may also be considered affiliates at that time.

Lock-Up Agreements

We, our officers and directors and the holder of all of our outstanding shares of common stock immediately prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up agreements.

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our common stock will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. For the purpose of the volume, manner of sale and other limitations under Rule 144 applicable to affiliates described below, we expect that Lone Star will be considered an affiliate after this offering based on its expected share ownership (consisting of              shares owned by Lone Star assuming no exercise of the underwriters’ option to purchase additional shares).

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration including under Rule 144 or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the volume limitations summarized below. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately after the consummation of this offering, without regard to volume limitations or the availability of public information about us, if: (i) the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and (ii) the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then-outstanding, which will equal

approximately              shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our common stock on the              during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plan may be resold by persons, other than our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by our affiliates under Rule 144, without compliance with its one-year minimum holding period. As of the date of this prospectus, no options to purchase shares of our common stock were outstanding.

As a result of the provisions of Rules 144 and 701, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition,              shares of common stock may be granted under our stock incentive plan. See “Executive Compensation—2013 Stock Incentive Plan.” We intend to file one or more registration statements under the Securities Act after this offering to register up to              shares of our common stock issued or reserved for issuance under our equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under our equity incentive plan, the lock-up agreements described in “Underwriting” and Rule 144 limitations applicable to affiliates.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star. The registration rights agreement will not provide for the payment of any consideration by us to Lone Star if a registration statement for the resale of shares of common stock held by Lone Star is not declared effective or if the effectiveness is not maintained. Immediately following consummation of this offering,              shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets upon effectiveness of the registration statement covering those shares. However, the underwriting agreement and lock-up agreements prohibit us from a filing any registration statement for the resale of shares of common stock held by Lone Star for a period of 180 days after the date of this prospectus without the prior consent of the representatives. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, Lone Star could cause the price of the common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Subject to the terms of the registration rights agreement, Lone Star, the holder of              shares of our common stock, will have the right to require that we register its shares under the Securities Act for sale to the public. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Lone Star, the holder of              shares of our common stock, will have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement will provide that Lone Star has the right to include its shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Effects of Sales of Shares

No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of 5% or less of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual who is not a citizen of the United States may, subject to certain restrictions as well as limitations contained in any applicable income tax treaties, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding calendar year and one-sixth of the days present in the second preceding calendar year). U.S. residents are generally taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	U.S. federal gift tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, hybrid entities, broker-dealers, tax-exempt entities, controlled foreign corporations, passive foreign investment companies or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

We urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

If distributions of cash or property (other than certain stock distributions) are made to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for and manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

If the non-U.S. holder is engaged in a trade or business in the United States, either directly or through an entity treated as a partnership for U.S. tax purposes, and the dividends are effectively connected with the conduct of such trade or business, and, if provided in an applicable income tax treaty, are dividends attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, then the dividends are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates and in a manner applicable to U.S. persons. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of a tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide to the withholding agent a properly executed IRS Form W-8BEN (or successor form) for treaty benefits or IRS Form W-8ECI (or successor form) for effectively connected income, before the payment of dividends, and, if claiming the benefit of a tax treaty, must certify under penalties of perjury on the appropriate forms that such non-U.S. holder is not a U.S. person and is eligible for treaty benefits. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund along with the required information. However,

•

in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1.	The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2.	The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

3.	We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation,” within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period. Generally, a United States corporation is treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and in a manner applicable to U.S. persons, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and our common stock is not regularly traded on an established securities market, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

U.S. Federal Estate Taxes

Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident alien individuals are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Under legislation enacted in 2010, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. The taxes described above may be modified under “intergovernmental agreements” entered into by the United States with certain foreign countries. The withholding taxes described above will apply to dividend payments made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such withholding taxes. Investors are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected to the conduct of the non-U.S. holder’s trade or business within the United States or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations and fails to otherwise establish an exemption generally will be reduced by backup withholding at the applicable rate (currently 28%).

A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption; or (v) a U.S. branch of a foreign bank or a foreign insurance company.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below, and, together with William Blair & Company, L.L.C. and Wells Fargo Securities, LLC, are acting as joint book-running managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
William Blair & Company, L.L.C.
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Piper Jaffray & Co.
SunTrust Robinson Humphrey, Inc.
WR Securities, LLC
BB&T Capital Markets, a division of BB&T Securities, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and our stockholder have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news, or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our shares listed on the NASDAQ Global Select Market under the symbol “SEG.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our total expenses of this offering will be $            , which includes certain fees and expenses of the underwriters incurred in connection with this offering that we have agreed to reimburse.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the                     , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in the case of Deutsche Bank Securities Inc., and Wells Fargo Bank, National Association, administrative agent and co-documentation agent, respectively, for the lenders, under our ABL Facility. Furthermore, certain of the underwriters acted as initial purchasers in connection with our recent offering of PIK toggle notes.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, each of whom are underwriters in this offering, are, or their affiliates are, expected to receive more than 5% of the net proceeds of this offering in connection with the prepayment of a portion of our ABL facility. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121, which requires which requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto, and                      has served in that capacity and will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify                      against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. To comply with FINRA Rule 5121,                      will not confirm sales to any account over which it exercises discretionary authority without the specific written approval of the transaction of the accountholder.

Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a ‘‘sophisticated investor’’ under section 708(8)(a) or (b) of the Corporations Act;

•

a ‘‘sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a ‘‘professional investor’’ within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by King & Spalding LLP. King & Spalding LLP has also represented Lone Star and us on a variety of past and current matters.

EXPERTS

The consolidated financial statements as of December 26, 2012 and December 31, 2011 and for each of the years ended December 26, 2012, December 31, 2011 and January 1, 2011, and the related financial statement schedules included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to the Company’s reorganization and subsequent emergence from Bankruptcy under Chapter 11 as well as retrospective adjustments for discontinued operations). Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows of Winn-Dixie Stores, Inc. and subsidiaries for the years ended June 29, 2011, June 30, 2010 and June 24, 2009, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in accounting for business combinations as of June 25, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Our SEC filings, including our registration statement, are available to you for free on the SEC’s website at www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Upon consummation of this offering we will become subject to the informational and reporting requirements of the Exchange Act and will be required to file reports and other information. You will be able to obtain copies of these materials and inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Southeastern Grocers, LLC and Subsidiaries

Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Southeastern Grocers, LLC and its subsidiaries (the “Company”) as of December 26, 2012 and December 31, 2011, and the related consolidated statements of operations and comprehensive income, changes in membership interests (deficiency), and cash flows for each of the three fiscal years ended December 26, 2012. Our audits also included the financial statement schedules accompanying these consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southeastern Grocers, LLC and its subsidiaries as of December 26, 2012 and December 31, 2011, and the results of their operations, and their cash flows for each of the three fiscal years ended December 26, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, the Company filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 23, 2009. On April 30, 2010, the Bankruptcy Court entered its order confirming the Company’s Fourth Amended Plan of Reorganization, and the Company emerged from bankruptcy protection on May 12, 2010. The principal terms of the approved Plan of Reorganization are described more fully in Note 4 to the consolidated financial statements.

Also, as discussed in Note 18, the Company’s consolidated statement of operations and comprehensive income and consolidated statement of cash flows have been retrospectively adjusted for discontinued operations.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Jacksonville, Florida

September 25, 2013 (November 25, 2013 as to the retrospective presentation of discontinued operations disclosed in Note 18 and subsequent events disclosed in Note 19)

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Years ended January 1, 2011, December 31, 2011, and December 26, 2012

	2010	2011	(As retrospectively adjusted; see note 18) 2012
(Amounts in thousands, except per share data)
Net sales	$2,521,278	2,654,112	8,491,939
Cost of sales, including warehouse and delivery expense	1,858,722	1,960,782	6,170,423

Gross profit	662,556	693,330	2,321,516
Operating, general and administrative expenses	592,377	597,247	2,109,432

Income from operations	70,179	96,083	212,084
Interest expense	61,207	84,798	76,565
Reorganization gain	(4,195)	—	—

Income from continuing operations before income taxes	13,167	11,285	135,519
Income tax expense	3,307	4,070	7,647

Income from continuing operations	9,860	7,215	127,872
(Loss) income from discontinued operations (net of tax)	5,184	(1,563)	(24,750)

Net income	15,044	5,652	103,122

Change in post-retirement benefit obligation*	—	—	(1,619)

Comprehensive income	$15,044	5,652	101,503

Pro forma earnings per common share, basic and diluted (unaudited):
Income from continuing operations			$—
(Loss) from discontinued operations (net of tax)			—

Pro forma earnings per common share, basic and diluted			$—

Adjusted pro forma earnings per common share, basic and diluted (unaudited):
Income from continuing operations			$—
(Loss) from discontinued operations			—

Adjusted pro forma earnings per common share, basic and diluted			$—

*	Net of tax of $0.

See notes to Consolidated Financial Statements

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 26, 2012
(Amounts in thousands)
Assets
Current assets:
Cash and cash equivalents	$57,927	56,425
Accounts receivable, net	40,491	119,540
Inventories	198,810	883,620
Prepaid expenses and other current assets	6,891	39,008
Deferred income taxes	3,916	—

Total current assets	308,035	1,098,593

Noncurrent assets:
Property and equipment, net	331,631	599,332
Intangible assets, net	141,984	445,482
Other long-term assets	11,398	28,280

Total noncurrent assets	485,013	1,073,094

Total assets	$793,048	2,171,687

Liabilities and membership interests (deficiency)
Current liabilities:
Accounts payable	$56,392	417,937
Accrued payroll and related expenses	36,136	123,358
Self-insurance liabilities	11,630	83,760
Other accrued expenses	62,367	204,567
Current maturities of obligations under capital leases	14,681	29,072
Deferred income taxes	—	3,622

Total current liabilities	181,206	862,316

Noncurrent liabilities:
Senior secured notes	285,000	430,945
Obligations under revolving credit facility	—	225,000
Obligations under capital leases	64,571	83,264
Other financing obligations	234,483	220,099
Unfavorable leases	24	68,329
Deferred income taxes	24,152	32,868
Self-insurance liabilities	11,983	119,234
Other long-term liabilities	14,754	54,152

Total noncurrent liabilities	634,967	1,233,891

Total liabilities	816,173	2,096,207

Commitments and contingencies
Membership interests (deficiency):
Membership interests	74,000	71,102
Retained earnings (accumulated deficit)	(97,125)	5,997
Accumulated other comprehensive loss	—	(1,619)

Total membership interests (deficiency)	(23,125)	75,480

Total liabilities and membership interests (deficiency)	$793,048	2,171,687

See notes to Consolidated Financial Statements

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 1, 2011, December 31, 2011, and December 26, 2012

	2010	2011	(As retrospectively adjusted; see note 18) 2012
(Amounts in thousands)
Cash flows from operating activities:
Net income	$15,044	5,652	103,122
(Loss) income from discontinued operations	5,184	(1,563)	(24,750)

Income from continuing operations	9,860	7,215	127,872

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	61,463	51,436	95,797
Amortization of deferred financing costs and discount	4,237	1,737	3,817
Write-off of deferred financing costs and term loan discount	—	17,402	1,990
Impairment expense	1,628	1,756	—
Gain on sale of property and equipment and lease terminations	(195)	(190)	(765)
Deferred income tax provision	4,130	4,130	4,202
Reorganization gain	(4,195)	—	—

Changes in assets and liabilities providing (using) cash (net of acquired assets):
Accounts receivable	10,962	(3,862)	(6,054)
Inventories	(2,120)	(7,990)	(10,384)
Prepaid expenses and other current assets	3,261	(1,229)	(669)
Income taxes receivable/payable	(584)	1,131	2,970
Other long-term assets	971	116	(572)
Accounts payable	(6,956)	1,563	40,384
Accrued payroll and related expenses	(2,482)	5,439	(7,302)
Other accrued expenses	8,327	9,838	22,622
Other long-term liabilities	996	60	(260)

Net cash provided by operating activities before reorganization items	89,303	88,552	273,648
Cash effect of reorganization items	(65,700)	—	—

Net cash provided by operating activities	23,603	88,552	273,648

Cash flows from investing activities:
Purchases of property and equipment	(17,873)	(47,748)	(140,887)
Proceeds from sale of property and equipment	770	803	2,573
Acquisition of Winn-Dixie, net of cash acquired of $142,621	—	—	(416,663)

Net cash used in investing activities	(17,103)	(46,945)	(554,977)

			(Continued )

See notes to Consolidated Financial Statements

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 1, 2011, December 31, 2011, and December 26, 2012

	2010	2011	(As retrospectively adjusted; see note 18) 2012
(Amounts in thousands)
Cash flows from financing activities:
Proceeds from Senior Secured Notes borrowing	$—	285,000	146,300
Proceeds from borrowings under March 2012 Revolving Credit Facility	—	—	815,200
Principal repayments under March 2012 Revolving Credit Facility	—	—	(590,200)
Proceeds from borrowings under May 2010 Revolving Credit Facility	1,757,924	118,190	—
Principal repayments under May 2010 Revolving Credit Facility	(1,757,924)	(118,190)	—
Proceeds from borrowings under DIP Credit Facility	1,197,824	—	—
Principal repayments under DIP Credit Facility	(1,228,870)	—	—
Proceeds from May 2010 Term Loan	194,000	—	—
Principal repayments under March 2010 Term Loan	(7,500)	(192,500)	—
Principal repayments under March 2007 Term Loan	(260,000)	—	—
Capital contributions from Parent	150,000	—	275,000
Dividend payments to Parent	—	(76,000)	(305,000)
Decrease in cash overdraft	(689)	(1,576)	—
Payments on obligations under capital leases	(11,958)	(13,172)	(27,702)
Payments on other financing obligations	(6,786)	(7,490)	(8,673)
Deferred financing costs incurred	(15,132)	(10,212)	(21,882)

Net cash provided by (used in) financing activities	10,889	(15,950)	283,043

Net increase in cash and cash equivalents from continuing operations	17,389	25,657	1,714

Cash flows from discontinued operations:
Operating activities—net cash used in operating activities	(15,580)	449	(2,382)
Investing activities—proceeds from sale of property and equipment	—	510	—
Financing activities—payments on obligations under capital leases	(951)	(834)	(834)

Net cash used in discontinued operations	(16,531)	125	(3,216)

Net (decrease) increase in cash and cash equivalents	858	25,782	(1,502)

Cash and cash equivalents:
Beginning balance	31,287	32,145	57,927

Ending balance	$32,145	57,927	56,425

Supplemental cash flow information:
Cash paid for interest:
Capital lease interest—continuing operations	10,418	9,594	$12,426
Capital lease interest—discontinued operations	1,449	1,099	302
Other interest—continuing operations	39,725	40,794	53,584
Prepayment penalty—continuing operations	—	5,775	—
Adequate protection payments—continuing operations	7,250	—	—
Cash (paid) received for income taxes, net—continuing operations	239	1,191	(419)
Noncash investing activity—
Property and equipment purchase accruals	941	964	2,964
Noncash financing activity—
Payment of discontinued operations legal settlement by Parent	—	—	27,102
Property and equipment acquired under capital leases	—	—	5,315
Original issue discount on May 2010 Term Loan	6,000	—	—
Adjustment of capital lease obligation and asset for change in lease term	2,055	—	—
Cancellation of membership interests in connection with the Plan of Reorganization	90,614	—	—

(Concluded)

See notes to Consolidated Financial Statements

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERSHIP INTERESTS (DEFICIENCY)

	Membership Interests	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Membership Interests (Deficiency)
(Amounts in thousands)
Balance—January 2, 2010	$90,614	(208,435)	—	(117,821)
Cancellation of membership interests in connection with the Plan of Reorganization	(90,614)	90,614	—	—
Capital contribution from Parent	150,000	—	—	150,000
Net income	—	15,044	—	15,044

Balance—January 1, 2011	150,000	(102,777)	—	47,223
Dividend payment to Parent	(76,000)	—	—	(76,000)
Net income	—	5,652	—	5,652

Balance—December 31, 2011	74,000	(97,125)	—	(23,125)
Net income	—	103,122	—	103,122
Change in post-retirement benefit obligation*	—	—	(1,619)	(1,619)
Capital contribution from Parent	275,000	—	—	275,000
Capital contribution from Parent for legal settlement	27,102	—	—	27,102
Dividend payments to Parent	(305,000)	—	—	(305,000)

Balance—December 26, 2012	$71,102	5,997	(1,619)	75,480

*	Net of tax of $0.

See notes to Consolidated Financial Statements

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

1. Summary of Significant Accounting Policies and Other Matters

The Company:    Southeastern Grocers, LLC, operates as a regional food retailer in the Southeastern United States through, BI-LO Holding, LLC whose principal operating subsidiary is BI-LO, LLC (together the “Company” or “BI-LO”). As discussed in Note 2, on March 9, 2012, BI-LO Holding, LLC, acquired all of the common stock of Winn-Dixie Stores, Inc. (“Winn-Dixie”).

As of December 26, 2012, Southeastern Grocers, LLC operated 689 supermarkets in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee under the “Winn-Dixie”, “BI-LO”, “Super BI-LO” and “BI-LO at the Beach” supermarket banners.

Southeastern Grocers, LLC, (formerly named LSF5 Grocery Holdings, LLC) is a wholly owned subsidiary of LSF5 BI-LO Holdings, LLC (“Parent”) who is wholly owned by Lone Star Fund V (U.S.), L.P., LSF V International Finance, L.P., and their affiliates (“Lone Star” or “Ultimate Parent”).

On August 12, 2013, LSF5 Grocery Holdings, LLC was renamed to Southeastern Grocery Holdings, LLC. On September 23, 2013, Southeastern Grocery Holdings, LLC was renamed to Southeastern Grocers, LLC to be the parent filer to a newly formed holding company, BI-LO Holding Finance, LLC, (“Holding Finance”) which operates through its subsidiary, BI-LO Holding, LLC. BI-LO Holding Finance, LLC was formed on June 5, 2013, for the purpose of issuing senior unsecured notes as further described as a subsequent event in note 19.

Basis of Consolidation:    The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of Southeastern Grocers, LLC and its subsidiaries, all of which are fully consolidated. Intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year:    Beginning in fiscal 2012, the Company’s fiscal year ends on the last Wednesday in December. Prior to fiscal 2012, the Company’s fiscal year ended on the Saturday closest to December 31. The three day change in the Company’s fiscal 2012 year was not significant to its financial condition, results of operations, or cash flows. Fiscal 2010 and fiscal 2011 were each comprised of 52 weeks ended January 1, 2011, and December 31, 2011, respectively. Fiscal 2012 was comprised of 52 weeks ended December 26, 2012, as previously described.

Business Reporting Segments:    The Company’s retail stores account for substantially all of its net sales. These stores are located in a limited geographic area, the southeast region of the United States. Each retail store contains substantially the same selling departments and sells substantially the same products within those departments. Accordingly, the Company has determined that its operating segments aggregate as one reporting segment.

The following table provides detail on the percentage of net sales for each group of similar products sold:

	2010	2011	2012
Non-perishable(1)	64.0%	63.9%	61.6%
Perishable(2)	28.1%	28.3%	29.8%
Pharmacy	7.3%	7.2%	7.9%
Other(3)	0.6%	0.6%	0.7%

Net sales	100.0%	100.0%	100.0%

(1)	Consists primarily of grocery, dairy, frozen food, general merchandise, alcoholic beverages, tobacco and fuel.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

(2)	Consists primarily of fresh and packaged meat, seafood, deli, bakery, produce and floral.
(3)	Consists primarily of revenue from products and services that are not related to the sale of inventory (including, but not limited to, fees from lottery sales, revenue from recycling product packaging and fees related to customer money transfers).

Estimates:    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

Cash and cash equivalents:    Cash includes on-hand balances and in-transit amounts from debit, credit and electronic benefit transactions. Cash equivalents consist of highly liquid investments with an original or remaining maturity of 90 days or less when purchased. Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. As of December 26, 2012, cash and cash equivalents consisted of $55,925 cash and $500 of United States government obligations money market funds. As of December 31, 2011, cash and cash equivalents consisted of $57,927 cash. The Company was not in a cash overdraft position as of December 26, 2012, and December 31, 2011.

Accounts Receivable, Net of Allowance for Doubtful Accounts:    Accounts receivable, net of allowance for doubtful accounts consist primarily of amounts due from vendors related to vendor allowances and from third-party insurance companies for pharmacy billings less an allowance for doubtful receivables. The allowance for doubtful receivables is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. On a quarterly basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful receivables, based on its history of past write-offs and collections, and current credit conditions. No interest is accrued on past due receivables.

Inventories:    Inventories are stated at the lower of cost or market. As of December 26, 2012, and December 31, 2011, the retail method (current cost of inventories is calculated by applying a cost-to-retail ratio to the current retail value of inventories) is used to determine cost for grocery and general merchandise inventory, the first-in, first-out (“FIFO”) method is used to determine cost for pharmacy inventory and the weighted-average cost method is used to determine cost for fresh and warehouse inventory.

The Company recognizes inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages from the date of the physical count to the balance sheet date.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Property and Equipment:    Property and equipment is stated at historical cost, or fair value at date of acquisition, less accumulated depreciation and amortization. Cost includes expenditures that are directly attributable to the acquisition of the item. Interest incurred during construction is capitalized as part of the related asset. Capitalized interest of $536 was recorded during fiscal 2012 and none was capitalized during fiscal 2011. Depreciation and amortization is calculated on the straight-line basis over the estimated useful lives of the related asset. Real property leased under capital leases is amortized over the terms of the respective leases or their economic useful lives, whichever is shorter. The estimated useful lives of the principal asset categories are as follows:

Asset	Useful Life
Buildings and land improvements	10 to 50 years
Leasehold improvements	Lesser of term of lease or estimated useful life
Furniture, fixture and equipment	3 to 10 years
Vehicles	3 years

Intangible Assets:    Intangible assets consist primarily of pharmacy prescription files, favorable leases, software, liquor licenses, tradenames and trademarks and naming rights for the BI-LO Center (a sports and entertainment arena located in Greenville, South Carolina). Intangible assets related to favorable leases are lease agreements with contract rates below market value rates. Amortization is recognized over the lesser of 15 years or the term of the lease including renewal options not to exceed 15 years and is recognized as an increase in rent expense within operating, general and administrative expenses. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets, which range from five to eight years. Liquor licenses, tradenames and trademarks have indefinite lives and are not amortized.

Impairment:    The Company periodically evaluates the period of depreciation or amortization for long-lived assets, which include property, plant and equipment and intangible assets with finite lives, to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the Company’s best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, an impairment loss is recorded for the excess of net book value over the fair value of the impaired asset. Fair value is estimated based on the best information available, including prices for similar assets and the results of other valuation techniques.

Intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.

Unfavorable Leases:    Unfavorable leases are lease agreements with contract rates in excess of market value rates. Amortization is recognized on a straight-line basis over the non-cancelable existing lease term. Amortization is recognized as a reduction in rent expense within operating, general and administrative expenses.

Self-Insurance:    The Company self-insures for certain insurable risks, primarily workers’ compensation, business interruptions, general liability, automobile liability, and property losses, as well as employee medical benefits. Insurance coverage is obtained for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. Liabilities are determined by management using certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation and economic conditions, and include both a liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. When applicable, anticipated recoveries are recorded in the

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Consolidated Statements of Operations and Comprehensive Income in the same lines in which the losses are recorded, and are based on management’s best estimate of amounts due from insurance providers. Unanticipated changes in these factors may materially affect the Consolidated Financial Statements.

Sale-Leaseback Transactions:    The Company occasionally enters into sale-leaseback arrangements where the Company sells properties and simultaneously leases them back from the purchaser. In the event these transactions are based on fair value and substantially all risks and rewards of ownership are transferred to the buyer-lessor, the transactions are accounted for as a sale-leaseback, whereby the property that is sold is removed from the books and the associated lease is accounted for according to ASC Topic 840, “Leases”. Any gain on the transaction is deferred and amortized over the term of the lease and any loss is recognized immediately. If the transactions do not qualify for sale-leaseback accounting, they are recorded as a financing transaction and the Company reports the sales proceeds as a liability and continues to report the property as an asset subject to depreciation.

Deferred Rent:    The Company recognizes rent holidays, including the period that it has access to a property for construction of buildings or improvements, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the lease.

Facility Opening and Closing Costs:    The costs of both opening new facilities and closing existing facilities are charged to operations as incurred. The Company accrues for obligations related to closed facilities, at the cease-use date, based upon the present value of expected payments over the remaining lease terms, net of estimated sublease income, using a discount rate based on a credit-adjusted risk-free rate. Expected payments include lease payments, real estate taxes, common area maintenance charges and utility costs. The Company estimates sublease income and future cash flows based on the Company’s experience and knowledge of the market in which the closed property is located. Adjustments to closed facility liabilities relate primarily to changes in sublease income and changes in costs. All adjustments are recorded in the period in which the changes become known. Closed store obligations are paid over the remaining lease terms.

Revenue Recognition:    The Company recognizes revenue at the time of sale for retail sales. In the Consolidated Statements of Operations and Comprehensive Income, “net sales” are reported net of sales taxes and similar taxes.

Sales discounts may be offered to customers at the time of sale as part of the Company’s Customer Reward Card program, as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of sale.

In addition, the Company periodically offers awards to customers in the form of sales discounts to be used on a future purchase, based on an accumulation of points as part of its Customer Reward Card program. The obligation related to the award of a future sales discount is recognized as a reduction of sales, based on a systematic and rational allocation of the cost of the award earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the award.

Cost of Sales:    Cost of sales includes the cost of inventory sold during the period, net of discounts and vendor allowances; purchasing costs; transportation costs, including inbound freight and internal transfer costs; warehousing costs, including receiving and inspection costs; depreciation and amortization related to transportation and warehouses; and other costs of the Company’s distribution network.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Vendor Allowances:    The Company receives allowances or rebates from certain vendors in the form of promotional allowances, quantity discounts, payments under merchandising agreements and other allowances that relate to new item introductions, slotting fees, placement of the vendors’ products in premier locations within the stores, and temporary price reductions offered to customers. The allowances reduce cost of sales if the product has been sold, and reduce ending inventory if the product has not yet been sold.

Promotional allowances are recognized based on the terms of the underlying agreements, which require either specific performance or time-based merchandising of vendor products. Thus, the Company recognizes allowances when it meets the performance criteria or on the expiration of the agreement. Promotional allowances received in advance that are contractually refundable, in whole or in part, are deferred and reported in accounts payable and other liabilities until earned. Quantity discounts and payments under merchandising agreements are recognized when specified purchase or sales volume levels are achieved and are typically not received in advance. The amounts due the Company under such agreements are reported in trade and other receivables.

Advertising Costs:    The Company expenses the costs of advertising and promotions as incurred and reports these costs in operating, general and administrative expenses. Advertising and promotional expense totaled $86,692, $26,208 and $27,813, for 2012, 2011 and 2010, respectively.

Income Taxes:    The Company recognizes deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement bases of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. The Company maintains a valuation allowance on deferred tax assets until management determines that there is sufficient positive evidence to conclude that it is more likely than not that such deferred tax assets will be realized. The Company adjusts the valuation allowance against its net deferred tax assets based upon its assessment of the likelihood of realization of such assets in the future; such adjustments may be material. Although the Company believes that the estimates and judgments used to prepare its various tax returns are reasonable and appropriate, such returns are subject to audit by the respective tax authorities.

The Company classifies interest expense related to income tax uncertainties as a component of interest expense. Any related penalties are included in operating, general and administrative expenses.

Comprehensive Income:    Comprehensive income differs from net income as shown on the Consolidated Statements of Operations and Comprehensive Income due to changes in the post-retirement benefit obligation. These items are excluded from operations and are instead recorded to accumulated other comprehensive loss, a component of changes in membership interests (deficiency).

Reclassifications:    Certain prior year amounts, principally the classification of self-insurance reserves and non-qualified sale-leaseback obligations, have been reclassified to conform to the current year’s presentation.

2. Acquisition of Winn-Dixie Stores, Inc.

On March 9, 2012, BI-LO completed the acquisition of all outstanding shares of Winn-Dixie stock and Winn-Dixie became a wholly owned subsidiary of BI-LO. Under the terms of the acquisition agreement, each issued and outstanding share of common stock of Winn-Dixie was converted into the right to receive $9.50 per share in cash for an aggregate cash consideration of $559,284. Founded in 1925, Winn-Dixie is a grocery retailer which, as of the acquisition date, operated 482 retail locations including approximately 378 in-store pharmacies and employed approximately 46,000 people. Winn-Dixie operates in the southeastern states including Florida, Alabama, Louisiana, Georgia and Mississippi.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

With no overlap in markets between BI-LO and Winn-Dixie, the combined company has a geographic fit that creates a stronger platform from which to provide our customers the products and service that they have come to expect. Both BI-LO and Winn-Dixie are strong regional brands, and the Company will continue to operate under both brand names in their respective markets. The acquired Winn-Dixie stores contain substantially the same selling departments, sell substantially the same products within those departments and are substantially the same size as the BI-LO stores. No BI-LO or Winn-Dixie stores were closed as a result of the merger.

In connection with the acquisition, the Company entered into a new $700,000 senior secured, asset-based revolving credit facility as further described in Note 9. The purchase price was funded principally by a $275,000 equity contribution from Lone Star and a $260,000 draw on the March 2012 Revolving Credit Facility. The remaining purchase price and acquisition-related costs were funded from cash on hand.

The fair value estimate of assets acquired and liabilities assumed and the allocation of the purchase price to the net assets acquired has been determined by management with the assistance of independent valuation specialists. The determination of the assets acquired and liabilities assumed was based on the established fair value of the assets acquired and the liabilities assumed as of the acquisition date. The stock acquisition generated no adjustments to the original tax reporting values of the assets held by Winn-Dixie on the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

Net assets acquired and liabilities assumed:

(amounts in thousands)	As of March 9, 2012
Current assets
Accounts receivable	$75,965
Inventories	674,426
Prepaid expenses and other current assets	31,497
Deferred income taxes—current	6,598
Noncurrent assets
Property and equipment	221,241
Intangible assets	316,318
Other long-term assets	590
Current liabilities
Accounts payable	321,161
Accrued payroll and related expenses	94,524
Self-insurance liabilities—current	75,770
Other accrued expenses	111,710
Current maturities of obligations under capital leases	14,874
Noncurrent liabilities
Obligations under capital leases—noncurrent	41,107
Unfavorable leases	78,380
Deferred income taxes—noncurrent	18,650
Self-insurance liabilities—noncurrent	115,247
Other long-term liabilities	38,549

Total allocated purchase price, net of cash acquired of $ 142,621	$416,663

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

The accounting policies related to the acquired assets and assumed liabilities of Winn-Dixie subsequent to the acquisition are similar to those used historically by BI-LO. Additional information on certain assets acquired and liabilities assumed as of the March 9, 2012, acquisition date follows:

Inventories include $475,409 of retail store inventories and $199,017 of warehouse inventories.

Property and equipment consist of the following:

As of March 9, 2012
Land and buildings	$71,561
Store equipment	83,312
Warehouse equipment	4,615
Administrative equipment	2,529
Leasehold improvements	51,128
Capital leases	8,096

Total	$221,241

Intangible assets consist of the following:

	As of March 9, 2012	Weighted average remaining amortization period (years)
Favorable leases	$142,655	13
Pharmacy prescription files	132,921	7
Trademark and tradenames	22,979	NA
Liquor licenses	12,485	NA
Software	5,278	2

Total	$316,318

Accounts payable are primarily amounts owed to vendors under normal business terms, of which approximately 50% relate to warehouse inventories.

Winn-Dixie self-insures its workers’ compensation, general liability, automobile liability, and employee medical coverage up to a set retention level, beyond which excess insurance coverage is maintained. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. The fair value of these liabilities assumed include $77,929 for workers’ compensation claims, $100,651 for general liability claims, $2,177 for automobile claims and $10,260 for group medical claims.

Winn-Dixie had net sales of $5,789,285 and net income of $103,448 for the period March 10, 2012, through December 26, 2012, which is included in the Condensed Consolidated Statement of Operations and Comprehensive Income for fiscal 2012. If the acquisition of Winn-Dixie occurred on January 13, 2011, revenue would have been $9,591,608 and $9,592,820 for fiscal 2012 and fiscal 2011, respectively, and net income would have been $126,848 and $93,347 for fiscal 2012 and fiscal 2011, respectively.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

3. Merger and Integration

On March 12, 2012, the Company announced the relocation of its headquarters to Jacksonville, Florida. In connection with the headquarters relocation and organizational restructuring, the Company is recognizing severance costs related to the displacement of certain employees, is paying certain employees bonuses to retain their services until their functions are transferred to the new headquarters, and is recognizing costs associated with relocating certain employees to its new headquarters. All such employee termination costs are classified as operating, general and administrative expenses either when incurred (i.e., relocation) or, in the case of retention benefits, over the period benefited. Severance cost is being recognized in the period that management communicates the plan of termination and the termination benefits. Management estimates that such severance, retention and relocation benefits will cost up to $41,000.

In addition, professional fees, travel and other costs related to the organizational restructuring are estimated to cost up to $49,000. These costs are expected to be recognized as incurred primarily in fiscal 2012 and the first half of fiscal 2013 but will continue through the remainder of fiscal 2013.

The following table reflects changes in merger and integration accruals during fiscal 2012.

	Professional Fees	Employee Termination Costs	Other Costs	Total
Balance as of Dec. 31, 2011	$—	—	—	—
Expense	33,376	24,664	1,873	59,913
Payments	30,891	10,360	1,844	43,095

Balance as of Dec. 26, 2012	$2,485	14,304	29	16,818

Included in merger and integration expense is approximately $19,300 in acquisition related costs classified as operating, general and administrative expenses.

Accruals for professional fees and employee termination costs are included in other accrued expenses and accrued payroll and related expenses, respectively, in the Consolidated Balance Sheet at December 26, 2012.

4. Proceedings Under Chapter 11 of the United States Bankruptcy Code

On March 23, 2009 (the “Petition Date”), BI-LO Holding, LLC, BI-LO, LLC, and each of their then respective subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (“Chapter 11” or “Bankruptcy Code”) in the United States Bankruptcy Court for the District of South Carolina (the “Court”). On April 30, 2010, the Court entered its order confirming the Debtor’s proposed Fourth Amended Plan of Reorganization (“Plan of Reorganization”), and the Debtors emerged from bankruptcy protection on May 12, 2010.

Key elements of the Company’s Plan of Reorganization included:

•	The Company entered into a new revolving credit facility of $150,000 (later reduced to $130,000, as originally planned). See Note 9.

•	The Company entered into a new term loan agreement for $200,000. See Note 9.

•

Administrative claims and priority claims were paid in full as required by the Bankruptcy Code, unless otherwise agreed by the holders of such claims. The unsecured creditors, have been or will be paid pro

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

rata from a fixed pool of cash. A total of $40,000 was placed in a trust (“Trust”) for the benefit of the unsecured creditors. This Trust is responsible for all reconciliation, management, and administrative costs associated with the distribution to unsecured creditors. As of December 26, 2012, the Trust’s distribution process was complete.

•

Holders of the Company’s outstanding membership interests received no distributions, and the membership interests were cancelled (recognized as a reduction of $90,614 in membership interests and accumulated deficit). In exchange for $150,000, LSF5 Grocery Holdings, LLC and its permitted assignees or designees purchased from BI-LO Holding, LLC 100% of the issued and outstanding equity interests in the reorganized BI-LO Holding, LLC.

In connection with the emergence from bankruptcy, the Company assumed a number of leases and other executory contracts and made cure payments for amounts past due (if any) on these contracts.

The Company also entered into a Second Amended and Restated BI-LO LLC Supply Agreement, which has been further amended with C&S Wholesale Grocers, Inc. (“C&S”) (see Note 14).

Reorganization items are summarized as follows for the fiscal year ended January 1, 2011:

Professional fees	$16,871
Creditors’ Committee fees	4,220
Lease rejection expense	4,734
Gain on lease rejections and assignments	(15,954)
Gain on discharge of pre-petition liabilities and other, net	(14,066)

Reorganization gain	$(4,195)

Professional fees include financial, legal, and real estate services directly associated with the bankruptcy filing and reorganization process. Creditors’ Committee fees represent legal and other fees paid on behalf of the Creditors’ Committee. Lease rejection expense includes seven rejected store leases, of which, six were closed subsequent to the Petition Date. Gain on lease rejections and assignments primarily related to a reduction in future lease obligations and result in the recognition of noncash gains and losses. Gain on discharge of pre-petition liabilities and other, net results primarily from the difference between the amount of unsecured pre-petition liabilities recorded on the Company’s books and the $40,000 paid to the previously described Trust in settlement of such claims.

See Note 13 for a discussion of reorganization items that are a component of income (loss) from discontinued operations in fiscal 2010.

Net cash paid (received) for reorganization items is summarized as follows for the fiscal year ended January 1, 2011:

Professional fees	$20,026
Creditors’ Committee fees	6,035
Net cash received to dispose of assets at lease rejection stores	(361)
Contribution to Trust	40,000

Cash effect of reorganization items	$65,700

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

5. Accounts Receivable

Accounts receivable, net of allowance for doubtful accounts, are comprised of the following at December 31, 2011, and December 26, 2012:

	December 31, 2011	December 26, 2012
Vendors	$29,423	87,600
Pharmacy	9,744	26,571
Other	2,992	10,939

Total accounts receivable	42,159	125,110
Allowance for doubtful accounts	(1,668)	(5,570)

Accounts receivable, net	$40,491	119,540

6. Property and Equipment

	December 31, 2011	December 26, 2012
Property and equipment:
Land and improvements	$67,280	92,767
Buildings	167,629	211,020
Furniture, fixtures and equipment	287,469	447,051
Leasehold improvements	132,948	229,232
Construction in progress	964	12,150

Sub-total	656,290	992,220
Accumulated depreciation and amortization	(358,515)	(430,435)

Sub-total property and equipment	297,775	561,785
Assets under capital leases:
Facilities	84,476	80,985
Transportation and equipment	—	5,309
Information technology assets	—	6,001

Sub-total	84,476	92,295
Accumulated depreciation and amortization	(50,620)	(54,748)

Capital leases, net	33,856	37,547

Property and equipment, net	$331,631	599,332

Depreciation expense for property and equipment was $72,745, $53,112 and $62,889 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

7. Intangible Assets

	Weighted average remaining amortization period (years)	December 31, 2011		December 26, 2012
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets
Favorable leases	12	$2,466	(1,108)	145,121	(10,017)
Pharmacy prescription files	6	21,481	(20,948)	154,283	(35,840)
Software	2	19,756	(17,443)	38,611	(19,877)
Other	1	1,462	(1,165)	1,462	(1,336)

Total		$45,165	(40,664)	339,477	(67,070)

Unamortized Intangible Assets
Trade names and trademarks		$137,483		160,462
Liquor licenses		—		12,613

Total		$137,483		173,075

Estimated Amortization Expense
Fiscal 2013				$38,417
Fiscal 2014				34,029
Fiscal 2015				33,284
Fiscal 2016				32,867
Fiscal 2017				32,703
Thereafter				101,107

				$272,407

Amortization expense for intangibles with finite lives was $26,496, $568 and $1,342 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

8. Impairment Charges

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses store performance reviews for indications that changes in market factors, traffic patterns, competition and other factors that may have negatively impacted the operating results of store locations. Such changes resulted in the identification of underperforming stores that experienced a current period cash flow loss combined with a history of cash flow losses. The Company compared the net book value of those underperforming store assets to the Company’s estimated net undiscounted cash flows expected to result from the use and eventual disposition of the assets and, in some cases, the Company concluded that the net undiscounted cash flows were less than the net book value of the related assets. For those stores, the excess of the net book value of the assets over their fair value was recorded as an impairment charge as discussed below.

The Company gathers information related to the surrounding economic area and physical condition of non-operating related assets for indications that those asset values have been negatively affected.

Intangible assets with indefinite lives are reviewed for impairment on an annual basis or more frequently if events or circumstances indicate that the asset may be impaired.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Fair value estimates for tangible assets are determined using a discounted cash flow methodology, which incorporates the terminal value of equipment based on broker quotes and the market value of favorable leases based on broker quotes. Fair value estimates for liquor licenses and land also incorporate the market value based on broker quotes. Fair value estimates for pharmacy scripts are determined using a market approach and utilize recent sales data. The fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy, except for liquor license fair values which fall within level 2 of the fair value hierarchy.

No impairment charges were recorded during fiscal 2012. Impairment charges related to property and equipment of $1,756 and $1,628 were recorded during fiscal 2011 and fiscal 2010, respectively, and included as a component of operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

9. Long-Term Debt

Balances outstanding under borrowing arrangements are summarized as follows:

	December 31, 2011	December 26, 2012
Senior secured notes principal	$285,000	425,000
Unamortized premium on senior secured notes	—	5,945
Revolving credity facility	—	225,000

Total long-term borrowings	$285,000	655,945

Senior Secured Notes

The Company issued Senior Secured Notes of $140,000 and $285,000 on October 16, 2012, and February 3, 2011, respectively. The Senior Secured Notes bear interest at a fixed rate of 9.25% and mature February 15, 2019, and require semiannual interest payments. The $140,000 Senior Secured Notes issued on October 16, 2012, were issued at a $6,300 premium, with the unamortized premium recognized as part of the carrying value. During fiscal 2012, the Company recognized $355 of premium amortization as a reduction of interest expense.

The Senior Secured Notes have a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Company’s ability to (1) incur additional debt, (2) make Restricted Payments (as defined), (3) enter into certain transactions with affiliates, (4) grant liens, (5) sell assets, and (6) enter into consolidations or mergers. The limitation on Restricted Payments is 50% of aggregate net income beginning January 1, 2011, through December 26, 2012, plus Net Cash Proceeds (as defined) from Capital Contributions (as defined) or Stock Issuance (as defined) since February 3, 2011, less any previous Restricted Payments. At December 26, 2012, the Company’s Restricted Payments limitation and restricted net assets were $72,444 and $2,099,243, respectively. At December 26, 2012, the Company was in compliance with the applicable restrictive covenants.

The Senior Secured Notes are collateralized by second-priority security interests in the March 2012 Revolving Credit Facility Priority Collateral (as defined) and first-priority security interest, subject to certain permitted liens, in substantially all tangible and intangible assets of the Company other than the March 2012 Revolving Credit Facility Priority Collateral and certain other excluded assets.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

March 2012 Revolving Credit Facility

Effective March 9, 2012, the Company entered into a new $700,000 revolving credit facility (“March 2012 Revolving Credit Facility”) in connection with the Winn-Dixie acquisition to replace its February 2011 Revolving Credit Facility (see discussion below). The March 2012 Revolving Credit Facility matures March 9, 2017, at which time all principal amounts outstanding under the agreement will be due and payable.

Outstanding amounts under the March 2012 Revolving Credit Facility accrue interest at the Company’s option based on LIBOR (as defined) or a Base Rate (as defined), plus an applicable margin that varies based on the level of Historical Excess Availability (as defined). As of December 26, 2012, the borrowing rates in effect were LIBOR plus 2.0% or Base Rate plus 1.0% at the Company’s option. The letter of credit fee in effect as of December 26, 2012, was 2.25% (including a 0.25% facing fee to the issuing letter of credit bank). In addition, the commitment commission on the unused portion of the facility was 0.375%. Interest is payable either monthly or quarterly depending on the interest type or period selected.

The March 2012 Revolving Credit Facility has a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Company’s ability to (1) grant liens, (2) liquidate or dissolve the business, (3) enter into consolidations or mergers, (4) enter into sale-leasebacks, (5) dispose of certain property or assets, (6) acquire property or assets outside of the normal course of business, (7) declare or pay certain dividends, (8) incur additional debt, (9) make advances, investments and loans, (10) enter into certain transactions with affiliates, (11) make modifications to certain agreements (including the certificate of incorporation), (12) make certain voluntary payments, (13) issue certain equity interests, and (14) create certain new subsidiaries. If Excess Availability under the March 2012 Revolving Credit Facility falls below a specified threshold, the Company must maintain a minimum Fixed Charge Coverage Ratio (as defined). At December 26, 2012, the Company’s Excess Availability exceeded the specified threshold, and the Company was in compliance with the loan covenants.

The lenders under the March 2012 Revolving Credit Facility are secured by a first-priority security interest in certain collateral including accounts receivable, inventory, prescription lists and other related collateral and proceeds thereof and a second-priority security interest in substantially all other assets.

The outstanding borrowings under the revolving credit facilities were $225,000 and zero as of December 26, 2012, and December 31, 2011, respectively.

Excess Availability (as defined) was $326,627 as of December 26, 2012, as summarized below:

December 26, 2012
Availability(1)	$688,271
Outstanding letters of credit	(136,644)
Outstanding borrowings	(225,000)

Excess Availability	$326,627

(1)	The lesser of the value of borrowing base or the $700,000 total revolving loan commitment.

February 2011 Revolving Credit Facility

Effective February 3, 2011, the Company entered into a $100,000 Revolving Credit Facility (“February 2011 Revolving Credit Facility”). The February 2011 Revolving Credit Facility had a five-year term, and

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

outstanding amounts accrued interest at a variable rate equal to either (i) LIBOR (as defined), plus a 2.25% to 2.75% margin or (ii) a base rate (as defined), plus a 1.25% to 1.75% margin. Interest was payable either monthly or quarterly depending on the interest type or period selected.

The February 2011 Revolving Credit Facility was replaced with the March 2012 Revolving Credit Facility on March 9, 2012 (as discussed above). In connection with the March 2012 refinancing, the Company wrote off $1,990 of unamortized deferred financing costs associated with the February 2011 Credit Facilities (classified as a component of interest expense in the Consolidated Statement of Operations and Comprehensive Income).

May 2010 Credit Facilities

Effective May 12, 2010, the Company entered into a $150,000 Revolving Credit Facility (“May 2010 Revolving Credit Facility”) to replace its DIP Credit Facility. The May 2010 Revolving Credit Facility had a three year term. Based on the terms of the credit agreement, the parties agreed to reduce the maximum principal amount of the Revolving Credit Facility to $130,000, effective August 10, 2010.

Outstanding amounts under the May 2010 Revolving Credit Facility accrued interest at a variable rate equal to either (i) LIBOR (as defined), plus a 3.5% to 4.0% margin or (ii) a base rate (as defined), plus a 2.5% to 3.0% margin. Interest was payable either monthly or quarterly depending on the interest type or period selected.

Effective May 12, 2010, the Company entered into a $200,000 senior secured term loan (“Term Loan” and together with the May 2010 Revolving Credit Facility the “May 2010 Credit Facilities”) with a five-year term. The Term Loan was issued with a $6,000 discount, with the unamortized balance of the discounted netted against the Term Loan balance.

Outstanding amounts under the Term Loan accrued interest at a variable rate equal to either (i) a LIBOR (as defined), subject to a 2% floor, plus a 7.5% margin or (ii) a base rate (as defined), plus a 6.5% margin. Interest was payable either monthly or quarterly depending on the interest type or period selected.

Term Loan principal amortization payments of $2,500 were due on the last day of each calendar quarter. With certain exceptions, prepayments of the Term Loan were subject to a prepayment fee.

The May 2010 Credit Facilities were replaced with the February 2011 Revolving Credit Facility and the Senior Secured Notes on February 3, 2011. In connection with the February 2011 refinancing, the Company wrote off $12,266 of unamortized deferred financing costs associated with the May 2010 Credit Facilities and $5,136 of unamortized original issue discount related to the May 2010 Term Loan (both classified as a component of interest expense and discount in the Fiscal 2011 Consolidated Statement of Operations and Comprehensive Income).

Fair Value

The carrying amount of the Company’s debt under borrowing arrangements was $655,945 and the fair value was approximately $679,750 as of December 26, 2012. Fair value was based on estimated current market prices applied to the debt outstanding, thus fall within level 2 of the fair value hierarchy.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Other Financing Obligations

Properties sold as part of non-qualified sale-leaseback transactions, accounted for in a manner similar to a financing arrangement, consisted of:

	December 31, 2011	December 26, 2012
Current
Building obligations(2)	$8,457	11,739

Noncurrent
Land obligations(1)	57,575	55,540
Building obligations(2)	176,908	164,559

Total noncurrent	234,483	220,099

Total other financing obligations	$242,940	231,838

(1)	Obligations related to land will not require future cash payments and do not amortize. At the end of the financing term, the land obligation and related asset will offset, resulting in no gain or loss.
(2)	Building obligations, which require future cash payments and amortize over the life of the lease, total $176,298, and $185,365, as of December 26, 2012, and December 31, 2011, respectively.

Current obligations are included in other accrued expenses and noncurrent financing obligations are included in other financing obligations on the Consolidated Balance Sheets. The associated assets are included in property and equipment, net.

Other financing obligations also include $2,278, and $2,659, as of December 26, 2012, and December 31, 2011, respectively, related to warehouse and distribution properties sold to various C&S Wholesale Grocers, Inc., (“C&S”) affiliates. In 2005, the Company recorded $19,393 of cash received from C&S for the financing of the warehouse and distribution assets, which is being amortized as a reduction of depreciation and amortization expense over the 10-year period through fiscal 2015. Since the terms of the repurchase obligation require the Company pay C&S the net book value of the warehouse and distribution assets if the repurchase option is elected, the obligation is being amortized in an amount equivalent to the Company’s depreciation expense on the warehouse and distribution assets. See Note 14 for more information on C&S.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

As of December 26, 2012, future contractual minimum payments for the other financing obligations that have remaining terms in excess of one year are:

Fiscal Year

2013	$31,385
2014	31,252
2015	31,252
2016	31,038
2017	30,905
Thereafter	158,802

Total minimum payments	314,634
Non cash land obligations	55,540
Amount representing interest	(138,336)

Present value of minimum financing obligations	231,838
Less: current portion of financing obligations	11,739

Long term portion of financing obligations	$220,099

10. Leases

The Company operates primarily in leased facilities and has a number of leases in effect for store properties and equipment. Initial lease terms range up to 25 years and expire at various times through 2032, with options to renew for additional periods. The majority of store leases provide for base rental, plus real estate taxes, maintenance, and other operating expenses applicable to the leased premises. Some leases contain escalation clauses for future rents or require contingent rental payments if sales volumes exceed specified amounts.

The Company is the guarantor to nine assigned leases with lease terms ranging up to nine years. Although the Company retains no possession or other interests in the leaseholds, it remains contingently obligated under the leases. The maximum potential undiscounted future payments is $18,588.

Rent Expense

Net rental expense for operating leases consists of the following:

	2010	2011	2012
Store and administrative	$24,496	24,110	155,055
Equipment	4,928	4,701	2,534
Sublease income	(6,786)	(6,707)	(7,044)

Rent expense, net of sublease income	22,638	22,104	150,545
Warehouse and transportation	—	—	14,870

Net rent expense	$22,638	22,104	165,415

Warehouse and transportation rental costs are included in cost of sales, including warehouse and delivery expense in the accompanying Consolidated Statements of Operations and Comprehensive Income.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Future Minimum Lease Payments

As of December 26, 2012, future contractual minimum lease payments for both capital and noncancelable operating leases that have remaining terms in excess of one year are:

Fiscal Year	Capital	Operating	Subleases(1)	Net
2013	$42,451	237,738	(8,759)	271,430
2014	34,400	215,498	(7,819)	242,079
2015	24,745	189,431	(7,441)	206,735
2016	16,096	162,065	(2,772)	175,389
2017	12,670	122,461	(812)	134,319
Thereafter	20,892	444,679	(1,373)	464,198

Total minimum lease payments	151,254	1,371,872	(28,976)	1,494,150

Amount representing interest	(38,918)

Present value of net minimum lease payments	112,336
Less: current portion of obligations under capital leases	29,072

Long term portion of obligations under capital leases	$83,264

(1)	C&S sublease expires in fiscal 2016.

Closed Store Reserves

In March 2012, the Company assumed $21,976 of closed store liabilities for Winn-Dixie stores that were closed prior to the acquisition. During fiscal 2010, the Company closed seven stores, (none closed in fiscal 2012 and fiscal 2011 prior to lease expirations) that required a closed store liability. The Company recognized expense related to these store closures included as a component of operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

The following table summarizes the changes in the closed store reserves:

Liability for Closed Stores
Balance at January 1, 2011	$3,411
Cash payments	(665)

Balance at December 31, 2011	2,746
Assumption of Winn-Dixie liability	21,976
Expense	1,124
Cash payments	(8,493)

Balance at December 26, 2012	$17,353

The expense amount includes the accretion of the present value of the expected future rental payments and adjustments to underlying assumptions for closed stores. Current and long-term portions of the closed store reserves are recorded within the Consolidated Balance Sheets in accrued expenses and other long-term liabilities, respectively.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

11. Benefit and Compensation Plans

BI-LO Savings Plan

Employees who are age 21 or older are eligible to participate in the BI-LO 401(k) Savings Plan (the “Savings Plan”) at the beginning of the first pay period after completing 90 days of continuous employment. Employees may contribute from 1% to 25% of their earnings on a pretax basis to the Savings Plan, subject to certain Internal Revenue Code limitations. Employees are eligible to receive a Company-matching contribution after one year of service (with a minimum of 1,000 hours of service). The Company matches 100% of employee contributions up to 3% of an employee’s eligible pay and matches 50% of the employee’s next 2% of eligible pay. Employee contributions and the Company’s matching contributions vest immediately. The Savings Plan offers a choice of numerous investment options and has a loan provision. The expense for Company contributions to the Savings Plan was $4,223, $4,100 and $4,506 in fiscal 2012, fiscal 2011, and fiscal 2010, respectively, recognized within operating, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Winn-Dixie Profit Sharing/401(k) Plan

Winn-Dixie has a Profit Sharing/401(k) Plan that has a noncontributory, trusteed profit-sharing feature and a contributory, trusteed 401(k) feature. Employees who are age 21 or older are eligible to participate in the Winn-Dixie Profit Sharing/401(k) Plan at the beginning of the first pay period after completing 90 days of continuous employment for full-time associates or after completing one year of service with a minimum of 1,000 hours of service for part-time associates. Employees may contribute from 1% to 100% of their eligible earnings on a pretax basis subject to certain Internal Revenue Code limitations. Employees are eligible to receive a Company-matching contribution of 50 cents for every dollar, up to 5% of their base annual earnings after one year of service. Employee contributions vest immediately and the Company-matching contributions vest at 20% per year. The expense for the Profit Sharing/401(k) Plan for the 42 weeks (since acquisition) ended December 26, 2012, was $6,293 recognized within operating, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Winn-Dixie Post-retirement benefits

Winn-Dixie provides medical insurance benefits to current and future retirees until age 65. Employees are eligible for benefits after attaining 55 years of age and ten years of full-time service with the Company. Other than retirees and active employees who had reached 55 years of age and had twenty years of service as of January 1, 2003, all covered individuals contribute amounts expected to be the full cost of coverage under the plan. In addition, Winn-Dixie has a non-qualified defined benefit plan that provides death benefits for those covered as of November 21, 2006. The plan was frozen with no new enrollees as of that date. These plans are unfunded and do not have plan assets.

The net periodic benefit expense for the retiree medical plan and the death benefit plan consisted of $836 interest cost.

Accumulated loss not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income was $1,619 as of December 26, 2012. The Company expects to recognize $23 of the accumulated loss as a component of net periodic benefit expense in fiscal 2013.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Changes in the post-retirement benefit obligation for the retiree medical plan and the death benefit plan were as follows:

Benefit obligation as of March 9, 2012	$24,627
Interest cost	836
Actuarial loss	1,619
Benefits paid	(1,088)

Benefit obligation as of December 26, 2012	$25,994

The benefit obligation is included in other accrued expenses and other long-term liabilities in the accompanying Consolidated Balance Sheets.

The discount rate used to determine net periodic benefit expense for the retiree medical plan was 3.72% for fiscal 2012.

Assumed health care cost trend rates significantly affect amounts related to the retiree medical plan. The health care cost trend rate assumed was 8.1% for fiscal 2012 subsequent to March 9, 2012. The rate to which the cost trend is assumed to decline (the ultimate trend rate) is 5.0%, which is assumed to be reached in 2029. The effect of a one-percentage point change in assumed health care cost trend rates is not significant.

The Company expects to pay the following benefits during the indicated years:

2013	$1,196
2014	1,222
2015	1,232
2016	1,248
2017	1,243
2018-2021	6,757

Executive Incentive Pool Plan

In 2012, the Company established an Executive Incentive Pool Plan (the “Plan”). Under the terms of the Plan, certain executives who are participants in the Plan may earn amounts upon the occurrence of a monetization event (as defined), including a sale of more than 50% of the Company or through a public offering of more than 50% of the Company’s equity, or upon cash distributions (as defined) preceding a monetization event. The funding of the incentive pool upon the occurrence of a monetization event or certain cash distributions is contingent on a number of factors, including the sales proceeds or cash distributions and the internal rate of return earned on such events. As a result, the amount, if any, that is contributed to the incentive pool plan is not determinable until a monetization event or certain cash distributions occur and certain financial objectives are met. Therefore, it is not possible to determine what amounts, if any, are earned under the Plan until a monetization event or certain cash distributions occur, and accordingly, no amounts have been recognized for the Plan in the Company’s consolidated financial statements at December 26, 2012.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

12. Income Taxes

Income tax expense (benefit) for continuing operations consisted of:

	2010	2011	2012
Current
Federal	$(870)	—	(147)
State	47	(60)	3,592

Total current	(823)	(60)	3,445

Deferred
Federal	3,706	3,706	3,772
State	424	424	430

Total deferred	4,130	4,130	4,202

Total	$3,307	4,070	7,647

The current income tax expense for fiscal 2012 is due to taxable income generated within certain state jurisdictions. The Company is not able to fully offset certain state taxable income with state net operating loss (“NOL”) carryforwards as the use of the NOLs are limited as described below.

The Company recognizes deferred income tax expense related to a difference in the book and tax accounting for certain intangible assets. This expense does not have a cash effect.

The following table reconciles the federal statutory income tax rate to the effective income tax rates for continuing operations:

	2010	2011	2012
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefits	4.0	4.0	6.9
Change in valuation allowance—current operations	(66.1)	(5.2)	(38.8)
Nondeductible bankruptcy-related costs	56.9	2.8	—
Other	0.5	3.0	2.5

Effective tax rate on continuing operations	30.3%	39.6%	5.6%

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Deferred tax assets and liabilities consisted of the following:

	December 31, 2011	December 26, 2012
Deferred tax assets:
Self-insurance reserves	$7,907	75,062
Closed store reserve	818	6,837
Compensation	9,382	28,565
Property and equipment	47,673	108,208
Unfavorable leases	1,508	26,307
Retirement benefits	—	9,701
Net operating loss carryforwards	98,789	160,638
Tax credits	1,257	38,678
Other	3,966	18,541

Total deferred tax assets	171,300	472,537
Valuation allowance	(168,086)	(402,992)

Net deferred tax assets	3,214	69,545

Deferred tax liabilities:
Favorable leases	—	52,022
Intangible assets	19,056	36,489
Other	4,394	17,524

Total deferred tax liabilities	23,450	106,035

Net deferred tax liabilities	$20,236	36,490

The Company maintains a full valuation allowance against substantially all of its net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

As of December 26, 2012, the Company had net operating losses (NOL) carryforwards for federal income tax purposes of $403,551 that will begin to expire in 2027 and NOL carryforwards for state income tax purposes of $442,517 that will begin to expire in 2019. The Company’s utilization of $212,406 of the federal NOLs is limited under Internal Revenue Code Section 382 to $13,939 annually. The Company’s utilization of NOL carryforwards in the states of Alabama, Florida, Georgia, Louisiana, and Mississippi are generally limited as well.

In addition, the Company had tax credit carryforwards of $38,678 for federal income tax purposes, which will begin to expire in 2023.

As of December 26, 2012 and December 31, 2011, no material uncertain tax positions were identified.

The Company’s federal and state tax returns are generally open for examination for fiscal 2009 and subsequent tax years. None of the Company’s tax returns are currently under examination.

13. Discontinued Operations

In evaluating whether store closures qualify for discontinued operations classification, the Company considers each store to be a component of a business, as this is the lowest level at which the operations and cash

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

flows can be clearly distinguished, operationally and for financial reporting purposes. If the cash flows of a store to be exited will not be significant to the Company’s ongoing operations and cash inflows of nearby Company stores are not expected to increase significantly because of the exit, the results of operations of the store are reported in discontinued operations. Costs incurred to dispose of a location are included in loss on disposal of discontinued operations only if the location qualifies for discontinued operations classification; otherwise, such costs are reported as continuing operations. See Note 18 for information regarding the retrospective adjustments resulting from store closures in 2013.

During fiscal 2012, two outstanding claims related to the Company’s former Bruno’s subsidiary (which was spun off to Lone Star in March 2007) were settled and paid by the Parent for $27,102 (net of insurance reimbursements). This amount was recognized as an expense of discontinued operations and contributed capital from the Parent. See Note 14 for information on the claims.

During fiscal 2010, the Company recognized an $8,182 gain from certain reorganization items incurred as a direct result of the Chapter 11 filings. This gain was offset by $729 other discontinued operations expenses and is included in (loss) income from discontinued operations.

14. Commitments and Contingencies

C&S Supply Agreement

In December 2004, the Company entered into a supply agreement (Agreement) with C&S, commencing April 3, 2005, to purchase grocery products, except for those products that are locally delivered to the stores by vendors, exclusively through C&S. In connection with the Plan of Reorganization, the Company entered into an amended supply agreement (Amended Agreement) with C&S that expires on October 17, 2015 (see Note 4). The Amended Agreement automatically renews for an additional year, through October 17, 2016, unless the Company provides written notice prior to March 17, 2015, that it elects to have the term end on October 17, 2015.

The Amended Agreement includes guidelines for the amounts that the Company will pay for purchases from C&S and provides for future price adjustments based on the volume of product purchased and changes in C&S’s delivery costs. In addition, under the Amended Agreement, the Company pays C&S for inventory shrinkage in the distribution centers. If certain minimum purchase volumes are not met, the Company may be required to pay reduced volume surcharges. During fiscal 2012, fiscal 2011, and fiscal 2010, $1,655,592, $1,626,202, and $1,537,533 of merchandise was purchased from C&S, respectively.

At the expiration or termination of the Amended Agreement, either party can elect to have the Company purchase the distribution assets at the then net book value, including the book value of distribution assets purchased by C&S during the term of the Supply Agreement. At December 26, 2012, the net book value of such distribution assets, including distribution assets purchased by C&S since commencement of the agreement was $6,943. If, upon expiration of the term, neither party makes this election, C&S may sell the assets, and any gain or loss is shared equally between the Company and C&S. Also, upon termination or expiration of the Amended Supply Agreement, C&S may require the Company to purchase the inventory on hand, assume C&S leases or other contractual obligations related to servicing the Company’s stores, and reimburse C&S for any severance costs and other costs incurred related to shutting down facilities used to service the Company’s stores.

Bankruptcy Claims

See Note 4 for a discussion of claims which were settled as part of the Company’s Chapter 11 reorganization.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

Bruno’s Claims

On March 25, 2007, BI-LO completed a spin-off of 100% of the membership interest in Bruno’s to an affiliate of Lone Star.

On February 5, 2009, Bruno’s filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. In June 2009, Bruno’s filed a plan of liquidation, which its Bankruptcy Court confirmed in September 2009.

The Unsecured Creditors’ Committee in Bruno’s bankruptcy proceedings (succeeded by the Liquidating Trustee of Bruno’s) alleged various claims against BI-LO, including (a) that Bruno’s insolvency resulted from the spin-off from BI-LO and related actions taken by BI-LO and its Parent, (b) that BI-LO caused Bruno’s to enter into an unfavorable supply agreement with C&S Wholesale Grocers, Inc., (c) alleged preferential payments made to BI-LO by Bruno’s, and (d) fraudulent transfer of certain leases and agreements to Bruno’s for the benefit of BI-LO.

In addition, the United Food and Commercial Workers Unions and Employers Pension Fund (“Pension Fund”) alleged that BI-LO is a member of Bruno’s “control group” as that term is defined in Section 4001(b) of Employee Retirement Income Security Act of 1974 (“ERISA”) and the regulations promulgated thereunder. Therefore, the Pension Fund alleged that Bruno’s and BI-LO are jointly and severally liable for any withdrawal liability incurred by Bruno’s.

Both of these matters were resolved in September 2012, and $27,102 (net of insurance reimbursements) was paid by the Parent to settle these two claims in October and November 2012.

The $27,102 payment was recognized by the Company as an expense of discontinued operations and contributed capital from the Parent during fiscal 2012. The settlement activity did not have a cash effect to the Company.

Other Claims

In January 2012, a total of eight complaints challenging the proposed merger between BI-LO, LLC, and Winn-Dixie Stores, Inc., were filed by plaintiffs seeking to represent a class of Winn-Dixie shareholders. Seven complaints have been filed in the Circuit Court of the Fourth Judicial District in and for Duval County, Florida, and one case was filed in the United States District Court for the Middle District of Florida. The case filed in the United States District Court has since been dismissed. The cases filed in state court have been consolidated, a Lead Plaintiff appointed, and the Lead Plaintiff has filed an amended complaint. The plaintiffs in the consolidated case pending in state court generally allege, among other things, that the consideration agreed to in the Merger Agreement is inadequate and unfair to Winn-Dixie shareholders, that the proposed proxy statement contains materially misleading disclosures or omissions regarding the proposed transaction, and that the members of Winn-Dixie’s Board of Directors breached their fiduciary duties in approving the Merger Agreement and issuing a proxy statement. The plaintiffs also allege that those alleged breaches of fiduciary duty were aided and abetted by Winn-Dixie and the entities affiliated with BI-LO, LLC, named in the amended consolidated complaint. The plaintiffs initially sought equitable relief, including an injunction prohibiting consummation of the merger. Now that the merger has been completed, the plaintiffs have amended their claims to seek rescission or rescissory damages. The case will now move into the discovery and class certification phases. The Company believes that it has valid defenses and intends to vigorously defend against the claims. The litigation is at an early stage and there is no basis to determine the ultimate outcome or range of potential loss, if any. The Company has tendered this matter to its insurance program, which it believes will provide defense and indemnification

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

coverage for all or a portion of the Company’s defense expenses and any future losses in excess of the Company’s insurance deductible that are associated with this matter. Accordingly, no loss estimate has been recorded by the Company at December 26, 2012.

Other Legal Matters

The Company is involved in various other legal actions arising in the normal course of business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Consolidated Balance Sheets or results of operations of the Company.

15. Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, which is an update to Topic 220, “Comprehensive Income”. The update eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the new standard by presenting the components of other comprehensive income in the Company’s Statement of Operations and Comprehensive Income.

In July 2012, the FASB issued ASU 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. This allows for the same evaluation as described in ASU 2011-08 for “Intangibles—Goodwill and Other”. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company adoption of ASU 2012-02 as of December 26, 2012, did not have any impact on the Company’s Consolidated Financial Statements.

16. Related-Party Transactions and Balances

The Company has an advisory agreement, dated February 2011, with Hudson Americas LLC (“Hudson”), an affiliate of Lone Star, which provides that the Company pay Hudson management fees and expenses.

The following table reflects management fees and expenses to Hudson included in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

	2010	2011	2012
Other expenses and charges, net	$1,500	4,515	2,524
Merger and integration expense	—	—	3,779

Hudson management fees and expenses	$1,500	4,515	6,303

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

During fiscal 2012 and fiscal 2011, the Company paid dividends of $305,000 and $76,000, respectively, to its Parent. During fiscal 2012, the Parent made a $275,000 contribution to the Company as part of the financing of the acquisition of Winn-Dixie.

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 26, 2012, and December 31, 2011.

	Quarters Ended
	April 21 (16 Weeks)	July 14 (12 Weeks)	Oct. 6 (12 Weeks)	Dec. 26 (12 Weeks)	Total (52 weeks)
Fiscal 2012
Net sales	$1,703,918	2,317,559	2,237,689	2,232,773	8,491,939
Gross profit	$470,381	638,578	609,387	603,170	2,321,516
Income from continuing operations	$21,946	35,767	21,638	48,521	127,872
(Loss) income from discontinued operations	$639	1,406	(27,175)	380	(24,750)
Net income (loss)	$22,585	37,173	(5,537)	48,901	103,122

	Quarters Ended
	April 23 (16 Weeks)	July 16 (12 Weeks)	Oct. 8 (12 Weeks)	Dec. 31 (12 Weeks)	Total (52 weeks)
Fiscal 2011
Net sales	$799,728	631,526	606,800	616,058	2,654,112
Gross profit	$214,486	162,870	157,370	158,604	693,330
Income (loss) from continuing operations	$(10,706)	8,249	(789)	10,461	7,215
Loss from discontinued operations	$259	(52)	(234)	(1,536)	(1,563)
Net income (loss)	$(10,447)	8,197	(1,023)	8,925	5,652

In the fourth quarter of fiscal 2012, the Company recorded an adjustment to its self-insurance reserves, which included a reduction in expenses of approximately $16,000 related to favorable claims development, primarily workers’ compensation and general liability claims.

In the fourth quarter of fiscal 2012, the Company recorded a $7,800 reduction to merchandise costs related to the Company’s estimate of the fiscal 2012 amount to be received by the Company from its participation in a member-owned private label procurement cooperative. Receipt of the money is expected in the first quarter of fiscal 2013.

In the fourth quarter of fiscal 2012, the Company recorded a vacation accrual reduction for BI-LO stores of $4,731, which reduced operating, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income.

In the fourth quarter of fiscal 2012, the Company recorded a $3,979 one-time catch up of depreciation and amortization based on final fair values of acquired Winn-Dixie assets.

Also during the fourth quarter of fiscal 2012, the Company issued $140,000 of additional notes under the indenture of the February 2011 Senior Secured Notes (see Note 9 for additional information) and the Company paid a $145,000 dividend to its Parent (see Note 16 for related party transactions information).

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

18. Retrospective Adjustment for Discontinued Operations

The Company’s fiscal 2012 Consolidated Statement of Operations and Consolidated Statement of Cash Flows were retrospectively reclassified from continuing to discontinued operations for the effect of two stores closed in the 3rd quarter of fiscal 2013 as well as seven stores classified as held for sale in the 3rd quarter of fiscal 2013.

The following is a summary reflecting the previously reported results compared to the retrospectively adjusted results for fiscal year ended December 26, 2012.

	Fiscal 2012
	As Retrospectively Adjusted	As Previously Reported	Change
Statement of Operations Data:
Net sales	$8,491,939	8,632,861	(140,922)
Gross profit	$2,321,516	2,350,418	(28,902)
Income from continuing operations	$127,872	129,587	(1,715)
Net (loss) from discontinued operations	$(24,750)	(26,465)	1,715
Net income	$103,122	103,122	—

Statement of Cash Flow Data:
Loss from discontinued operations	$24,750	26,465	1,715
Net cash provided by operating activities	$273,648	277,660	(4,012)
Net cash used in financing activities	$283,043	282,209	834
Net cash used in discontinued operations	$(8,816)	(6,394)	(2,422)
Net decrease in cash and cash equivalents	$1,502	1,502	—

19. Subsequent Events

On April 24, 2013, the Company sold its only owned warehouse located in Baldwin, Florida to AR Capital, LLC (“AR Capital”) for gross proceeds of $99,768 and subsequently leased the property back for an initial period of 20 years with four five-year options. $83,466 of the cash proceeds will be held by the Senior Secured Notes trustee and will be classified in the Condensed Consolidated Balance Sheets as other long-term assets and the cash is anticipated to be released upon purchases of permitted replacement assets as defined in the indenture governing the Senior Secured Notes.

Under this arrangement, AR Capital created a new limited liability company (“AR2”) for the sole purpose of owning and leasing the warehouse under the lease, with no other assets or activities other than those related to its investment in the warehouse. The Company is considered the primary beneficiary of the variable interest entity (“VIE”), AR2, and is required to consolidate the VIE. The Company has recorded the transaction similar to a non-qualified sale-leaseback, which management believes is substantially equivalent to the consolidated financial statement results that would occur if the VIE were consolidated.

On May 10, 2013, the Company entered into a new supply agreement (“Supply Agreement”) with C&S Wholesale Grocers, Inc. (“C&S”) to provide inventory supply services, including warehouse, transportation and inventory procurement, maintenance and purchasing services for both the BI-LO and Winn-Dixie banners. This Supply Agreement terminates the previous supply agreement with C&S and expires in 2021 with two one-year renewal options. Upon termination or expiration, the Company may be required to perform certain tasks such as purchase the C&S assets at net book value and the inventory located at the facilities and assume any C&S lease

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

or service agreement related to the operations of the facilities. In connection with the Supply Agreement, the Company sold its warehouse and distribution assets to C&S. The distribution centers and the functions that support them were transitioned to C&S during September 2013.

On May 27, 2013, the Company entered into an agreement with Delhaize America, LLC, to acquire substantially all of the store-related assets and assume the leases of 165 stores operating under the Sweetbay, Harvey’s and Reid’s banners, including 10 previously closed locations, for cash consideration of $265,000 plus lease assumptions. The transaction is expected to close during the first quarter of fiscal 2014, subject to regulatory approvals and other customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The purchase price is expected to be provided by cash on hand and availability under the Company’s revolving credit facility.

On July 22, 2013, the Company entered into an agreement to sell seven leased stores to Publix Super Markets, Inc. for approximately $59,000, with an expected pre-tax gain of approximately $50,000. On October 21, 2013, the transaction closed and the Company received $55,089 of cash, net of closing adjustments for the sale of these seven stores.

On September 4, 2013, the Company entered into an agreement with Piggly Wiggly Carolina Company, Inc. (“Piggly Wiggly Carolina Company”) to purchase 22 Piggly Wiggly operating supermarkets located in South Carolina and Georgia for a purchase price of approximately $35,000 (the “Piggly Wiggly Transaction” and, together with the Delhaize Transaction, the “Pending Transactions”). The transaction closed on November 12, 2013.

As of September 13, 2013, the Company agreed to enter into a sale-leaseback transaction with KRC Acquisition Corp. whereby the Company will sell six stores located in Florida and Louisiana for consideration of approximately $45,000 and, immediately thereafter, will lease back these store locations. The transaction is subject to customary conditions, including completion of due diligence by our counterparty. The transaction is expected to close in the fourth quarter of fiscal 2013.

On September 20, 2013, Holding Finance, which is the immediate parent company of BILO Holding, LLC, and BI-LO Holding Finance, Inc. (“Co-Issuer”, and together with Holding Finance, the “Issuers”) issued $475,000 aggregate principal amount of 8.625%/9.375% Senior PIK Toggle Notes due 2018 (the “PIK Toggle Notes”) under an indenture, dated as of September 20, 2013 (as may be amended, restated, modified or supplemented from time to time, the “PIK Toggle Notes Indenture”), among the Issuers, as issuers, and Wells Fargo Bank, National Association, as trustee.

Each PIK Toggle Note bears cash interest at the rate of 8.625% per annum unless the conditions described in the PIK Toggle Notes Indenture are satisfied, in which case the Issuers will be entitled to pay, to the extent described in the PIK Toggle Notes Indenture, interest by increasing the principal amount of the notes or issuing new notes at the rate of 9.375% per annum. Interest on the PIK Toggle Notes is payable semiannually in arrears on March 15 and September 15 of each year. The issuance of the PIK Toggle Notes is considered a monetization event under the Executive Incentive Pool Plan as discussed in Note 11.

On September 20, 2013 the Company paid dividends of $457,894 to its Parent using proceeds from the issuance of the PIK Toggle Notes and the Parent made a capital contribution of $14,673 to the Company.

Subsequent events were evaluated through the date the financial statements were issued.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands, except per share data, unless otherwise stated

20. Earnings Per Share

Basic earnings per common share is based on the weighted-average number of common shares outstanding for the periods presented. Diluted earnings per share is based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding on the assumed vesting and exercise of all common stock equivalents subject to anti-dilution limitations. For fiscal 2012, 2011 and 2010 there was one membership unit outstanding.

The unaudited pro forma earnings per common share, basic and diluted, for fiscal 2012 gives effect to the number of shares whose proceeds would be necessary to pay the dividend on September 20, 2013. Additionally, the Company intends to use a portion of the net proceeds of the offering to pay down indebtedness. Adjusted pro forma earnings per common share, basic and diluted, gives effect to the number of shares whose proceeds would be necessary to pay the dividend and the number of shares whose proceeds would be necessary to pay down indebtedness.

The following table sets forth the computation of the unaudited pro forma and unaudited adjusted pro forma earnings per common share, basic and diluted (in thousands, except per share data).

2012
Pro forma earnings per common share, basic and diluted (unaudited):
Net income	$103,122
Pro forma weighted average number of shares
Weighted average number of common shares	—
Shares issued in offering necessary to pay dividend	—

Pro forma weighted average number of common shares	—

Pro forma earnings per common share, basic and diluted	$103,122

Adjusted pro forma earnings per common share, basic and diluted (unaudited):
Net income	$103,122
Equity for debt adjustment	—

Pro forma net income	103,122
Pro forma weighted average number of shares
Weighted average number of common shares	—
Shares issued in offering necessary to pay dividend	—

Pro forma weighted average number of common shares	—

Adjusted pro forma earnings per common share, basic and diluted	$103,122

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED PARENT STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Years ended January 1, 2011, December 31, 2011, and December 26, 2012

	2010	2011	2012
(Amounts in thousands)
Equity in net income of subsidiaries	$15,044	5,652	103,122

Net income	15,044	5,652	103,122
Post-retirement benefit plan loss	—	—	(1,619)

Comprehensive income	$15,044	5,652	$101,503

See notes to Consolidated Financial Information.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED PARENT COMPANY BALANCE SHEETS

As of December 31, 2011 and December 26, 2012

	December 31, 2011	December 26, 2012
(Amounts in thousands)
Assets
Investment in subsidiary	$—	75,480

Total assets	$—	75,480

Liabilities and membership interests (deficiency)
Liabilities
Liabilities to subsidiary	$23,125	—

Total Liabilities	23,125	—

Membership interest (deficiency)
Membership interests	74,000	71,102
Retained Earnings (accumulated deficit)	(97,125)	5,997
Accumulated other comprehensive loss	—	(1,619)

Total membership interests (deficiency)	(23,125)	75,480

Total liabilities and membership interests (deficiency)	$—	75,480

See notes to Condensed Financial Information.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

Years ended January 1, 2011, December 31, 2011, and December 26, 2012

	2010	2011	2012
(Amounts in thousands)
Cash flows from operating activities:
Net income	$15,044	5,652	103,122
Adjustments to reconcile income to net cash provided by operating activities:
Distribution of earnings of subsidiary	—	20,696	103,122
Equity in earnings of subsidiary	(15,044)	(5,652)	(103,122)

Net cash provided by operating activities	—	20,696	103,122

Cash flows from investing activities:
Capital contribution to subsidiary	(150,000)	—	(275,000)
Distribution from subsidiary	—	55,304	201,878

Net cash provided by investing activities	(150,000)	55,304	(73,122)

Cash flows from financing activities:
Capital contribution from parent	150,000	—	275,000
Distribution to parent	—	(76,000)	(305,000)

Net cash provided by financing activities	150,000	(76,000)	(30,000)

Increase in cash and cash equivalents	—	—	—

Cash and cash equivalents:
Cash and cash equivalents, beginning balance	—	—	—

Cash and cash equivalents, ending balance	$—	—	—

Supplemental cash flow information:
Interest paid	$—	—	—
Income taxes paid, net	—	—	—
Noncash transactions
Payment of legal settlement by Parent	$—	—	27,102

See notes to Condensed Financial Information.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

NOTES TO THE CONDENSED PARENT COMPANY STATEMENTS

(Dollar amounts in thousands, except per share data, unless otherwise stated)

1.	Basis of presentation

Pursuant to rules and regulations of the SEC, the condensed financial statements of Southeastern Grocers, LLC do not reflect all of the information and notes normally included with financial statements prepared in accordance with GAAP. Therefore, these financial statements should be read in conjunction with our consolidated financial statements and related notes.

We have accounted for the income of our subsidiaries under the equity method in the condensed financial statements.

2.	Dividends / capitalization

Southeastern Grocers, LLC, was created in February 2010 in connection with the BI-LO Holding, LLC reorganization proceedings under Chapter 11 of the United States Bankruptcy Code. Prior to its incorporation in February, the investment in the subsidiary was held directly by another entity under common control of the Parent. Southeastern Grocers, LLC received a $150,000 capital contribution from the Parent, which was used to purchase 100% of the equity interests in BI-LO Holding, LLC. An additional contribution of $275,000 was received in connection with the acquisition of Winn-Dixie (see Note 2 for additional information). During fiscal 2011 and 2012, dividends were paid to the Parent totaling $76,000 and $305,000, respectively.

3.	Legal settlement

During fiscal 2012, two outstanding claims related to the Company’s former Bruno’s subsidiary (which was spun off to Lone Star in March 2007) were settled and paid by the Parent for $27,102 (net of insurance reimbursements). This amount was recognized as an expense of discontinued operations and contributed capital from the Parent.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance at beginning of period	Additions charged to expense		Deductions from reserves	Balance at end of period
Fiscal year ended December 26, 2012:
Reserves deducted from assets accounts:
Allowance for doubtful receivables	$1,668	5,771		1,869	5,570
Valuation allowance on deferred tax assets	$168,086	377,728	(2)	142,822	402,992
Reserves not deducted from assets:
Reserve for self-insurance liabilities	$18,432	220,778	(1)	51,066	188,144

Fiscal year ended December 31, 2011:
Reserves deducted from assets accounts:
Allowance for doubtful receivables	$2,516	(35)		813	1,668
Valuation allowance on deferred tax assets	$168,429	—		343	168,086
Reserves not deducted from assets:
Reserve for self-insurance liabilities	$18,599	6,147		6,314	18,432

Fiscal year ended January 1, 2011:
Reserves deducted from assets accounts:
Allowance for doubtful receivables	$3,356	36		876	2,516
Valuation allowance on deferred tax assets	$172,925	—		4,496	168,429
Reserves not deducted from assets:
Reserve for self-insurance liabilities	$18,511	5,977		5,889	18,599

(1)	Includes $180,225 of self-insurance reserves related to the acquisition of Winn-Dixie, Stores Inc.
(2)	Includes $377,728 of valuation allowance on deferred tax assets related to the acquisition of Winn-Dixie Stores, Inc.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

INCOME (UNAUDITED)

	40 weeks ended
	October 6, 2012	October 2, 2013
(Amounts in thousands)
Net sales	$6,259,166	7,744,989
Cost of sales, including warehouse and delivery expense	4,540,820	5,655,530

Gross profit	1,718,346	2,089,459
Operating, general and administrative expenses	1,576,957	1,858,036

Income from operations	141,389	231,423
Interest expense	57,314	68,229

Income from continuing operations before income taxes	84,075	163,194
Income tax (benefit) expense	4,724	(59,023)

Income from continuing operations	79,351	222,217
Loss from discontinued operations (net of tax)	(25,130)	(467)

Net income	54,221	221,750
Post-retirement benefit plan gain*	—	17

Comprehensive income	$54,221	221,767

Pro forma earnings per common share, basic and diluted (unaudited):
Income from continuing operations		$—
Loss from discontinued operations		—

Pro forma earnings per common share, basic and diluted		$—

Adjusted pro forma earnings per common share, basic and diluted (unaudited):
Income from continuing operations		$—
Loss from discontinued operations		—

Adjusted pro forma earnings per common share, basic and diluted		$—

*	Net of tax of $0.

See accompanying notes to Condensed Consolidated Financial Statements (unaudited)

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 26, 2012	October 2, 2013
(Amounts in thousands)
Assets
Current assets:
Cash and cash equivalents	$56,425	29,524
Accounts receivable, less allowance for doubtful receivables of $5,993 ($5,570 at December 26, 2012)	119,540	159,101
Inventories	883,620	729,080
Prepaid expenses and other current assets	39,008	64,614
Deferred income taxes	—	18,950

Total current assets	1,098,593	1,001,269

Noncurrent assets:
Property and equipment, net	599,332	604,296
Intangible assets, net	445,482	424,560
Deferred income taxes	—	17,112
Other long-term assets	28,280	102,693

Total noncurrent assets	1,073,094	1,148,661

Total assets	$2,171,687	2,149,930

Liabilities and membership interests
Current liabilities:
Accounts payable	$417,937	295,572
Accrued payroll and related expenses	123,358	81,502
Self-insurance liabilities	83,760	80,492
Current maturities of obligations under capital leases	29,072	20,428
Deferred income taxes	3,622	—
Other accrued expenses	204,567	230,077

Total current liabilities	862,316	708,071

Noncurrent liabilities:
Senior notes	430,945	900,486
Obligations under revolving credit facility	225,000	89,600
Obligations under capital leases	83,264	46,510
Other financing obligations	220,099	309,820
Unfavorable leases	68,329	45,466
Deferred income taxes	32,868	—
Self-insurance liabilities	119,234	130,060
Other long-term liabilities	54,152	65,921

Total noncurrent liabilities	1,233,891	1,587,863

Total liabilities	2,096,207	2,295,934

Commitments and contingencies
Membership (deficiency) interests:
Membership (deficiency) interests	71,102	(372,149)
Retained earnings	5,997	227,747
Accumulated other comprehensive loss	(1,619)	(1,602)

Total membership (deficiency) interests	75,480	(146,004)

Total liabilities and membership interests	$2,171,687	2,149,930

See accompanying notes to Condensed Consolidated Financial Statements (unaudited)

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	40 weeks ended
	October 6, 2012	October 2, 2013
(Amounts in thousands)
Cash flows from operating activities:
Net income	$54,221	221,750
Loss from discontinued operations	(25,130)	(467)

Income from continuing operations	79,351	222,217

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	66,187	92,369
Amortization of deferred financing costs and discount	2,955	3,277
Write-off of deferred financing costs and term loan discount	1,990	—
Gain on sale of property and equipment and lease terminations	(312)	(21,062)
Deferred income tax (benefit) provision	3,177	(72,551)
Changes in assets and liabilities net of effect from Winn-Dixie acquisition:
Accounts receivable	15,220	(36,009)
Inventories	(16,578)	154,540
Prepaid expenses and other current assets	(23,137)	(25,606)
Income taxes receivable/payable	3,025	(415)
Accounts payable	17,374	(122,365)
Accrued payroll and related expenses	(6,378)	(41,856)
Other accrued expenses and other assets/liabilities	51,911	19,054
Self-insurance liabilities	9,378	(3,175)

Net cash provided by operating activities	204,163	168,418

Cash flows from investing activities:
Purchases of property and equipment	(112,699)	(94,850)
Proceeds from sale of property and equipment	445	4,687
Increase in restricted cash	—	(83,466)
Proceeds from restricted cash	—	23,985
Acquisition of Winn-Dixie, net of cash acquired of $142,621	(416,663)	—

Net cash used in investing activities	(528,917)	(149,644)

Cash flows from financing activities:
Proceeds from Senior PIK Toggle Notes borrowing	—	470,250
Proceeds from borrowings under Revolving Credit Facility	444,300	1,026,500
Principal repayments under Revolving Credit Facility	(198,300)	(1,161,900)
Capital contributions from Parent	275,000	14,643
Dividend payments to Parent	(160,000)	(457,894)
Decrease in cash overdraft	(29,412)	—
Proceeds from other financings	—	110,785
Payments on obligations under capital leases and other financing obligations	(27,464)	(31,959)
Proceeds from financed insurance policies	—	14,548
Payments on financed insurance policies	—	(14,548)
Deferred financing costs incurred	(17,339)	(12,234)

Net cash (used in) provided by financing activities	286,785	(41,809)

Decrease in cash and cash equivalents from continuing operations	(37,969)	(23,035)
Cash flows used in discontinued operations
Operating activities—net cash used in operating activities	(6,043)	(4,568)
Investing activities—net cash provided by sale of property	—	1,425
Financing activities—payments on obligations under capital leases and other financing obligations	(634)	(723)

Net cash used in discontinued operations	(6,677)	(3,866)

Decrease in cash and cash equivalents	(44,646)	(26,901)

Cash and cash equivalents:
Beginning balance	57,927	56,425

Ending balance	$13,281	29,524

See accompanying notes to Condensed Consolidated Financial Statements (unaudited)

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERSHIP INTERESTS (DEFICIENCY) (UNAUDITED)

	Membership Interests (Deficiency)	Retained Earnings	Accumulated Other Comprehensive Loss	Total Membership Interests (Deficiency)
(Amounts in thousands)
Balance—December 26, 2012	$71,102	5,997	(1,619)	75,480

Unaudited
Net income	—	221,750	—	221,750
Post-retirement benefit plan gain*	—	—	17	17
Capital contribution from Parent	14,643	—	—	14,643
Dividend payments to Parent	(457,894)	—	—	(457,894)

Balance—October 2, 2013	$(372,149)	227,747	(1,602)	(146,004)

	Membership Interests	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Membership Interests (Deficiency)
Balance—December 31, 2011	$74,000	(97,125)	—	(23,125)

Unaudited
Net income	—	54,221	—	54,221
Capital contribution from Parent	275,000	—	—	275,000
Capital contribution from Parent for legal settlement	27,102	—	—	27,102
Dividend payment to Parent	(160,000)	—	—	(160,000)

Balance—October 6, 2012	$216,102	(42,904)	—	173,198

*	Net of tax of $0.

See accompanying notes to Condensed Consolidated Financial Statements (unaudited)

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

1. Summary of Significant Accounting Policies and Other Matters

General:    All information in this quarterly report should be read in conjunction with the Consolidated Financial Statements included in the Company’s (as defined below) Annual Financial Report for the fiscal year ended December 26, 2012. See Note 1 to the Consolidated Financial Statements in that report for a more detailed discussion of the Company’s significant accounting policies.

The Company:    Southeastern Grocers, LLC, operates as a regional food retailer in the Southeastern United States through, BI-LO Holding, LLC whose principal operating subsidiary is BI-LO, LLC (together the “Company” or “BI-LO”). As of October 2, 2013, Southeastern Grocers, LLC operated 684 supermarkets in Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee under the “Winn-Dixie”, “BI-LO”, “Super BI-LO” and “BI-LO at the Beach” supermarket banners. The Company’s operations aggregate as a single reportable segment.

Southeastern Grocers, LLC, (formerly named LSF5 Grocery Holdings, LLC) is a wholly owned subsidiary of LSF Southeastern Grocery Holdings, LLC (“Parent”) who is wholly owned by Lone Star Funds, a private equity firm (“Lone Star”).

On August 12, 2013, LSF5 Grocery Holdings, LLC was renamed to Southeastern Grocery Holdings, LLC. On September 23, 2013, Southeastern Grocery Holdings, LLC was renamed to Southeastern Grocers, LLC to be the parent filer to a newly formed holding company, BI-LO Holding Finance, LLC, (“Holding Finance”) which operates through its subsidiary, BI-LO Holding, LLC. BI-LO Holding Finance, LLC was formed on June 5, 2013, for the purpose of issuing senior unsecured notes as further described in Note 3.

Basis of Presentation:    The accompanying unaudited Condensed Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Intercompany balances and transactions have been eliminated in consolidation. Operating results for the 40 weeks ended October 2, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending December 25, 2013, or any other period. The Company’s operating results and cash flows for the 40 weeks ended October 2, 2013, and October 6, 2012, included 40 weeks and 30 weeks, respectively, of the Winn-Dixie results of operations and cash flows after the March 2012 acquisition (see Note 2). Therefore, the Company’s operating results and cash flows for the 40 weeks ended October 2, 2013, and October 6, 2012, are not comparable.

The Condensed Consolidated Balance Sheet as of December 26, 2012, was derived from the audited consolidated financial statements as of that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Financial Report for the fiscal year ended December 26, 2012.

Estimates:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

Comprehensive Income:    Comprehensive income differs from net income as shown on the Condensed Consolidated Statements of Operations and Comprehensive Income due to the post-retirement benefit plan gain. These items are excluded from operations and are instead recorded to accumulated other comprehensive loss, a component of changes in membership interests.

Reclassifications:    Certain prior year amounts have been reclassified to conform to the current year’s presentation including reclassifications for discontinued operations (see Note 6).

2. Merger and Acquisitions

On March 9, 2012, BI-LO completed the acquisition of all outstanding shares of Winn-Dixie stock and Winn-Dixie became a wholly owned subsidiary of BI-LO. Under the terms of the acquisition agreement, each issued and outstanding share of common stock of Winn-Dixie was converted into the right to receive $9.50 per share in cash for an aggregate cash consideration of $559,284. Founded in 1925, Winn-Dixie is a grocery retailer which, as of the acquisition date, operated 482 retail locations including approximately 378 in-store pharmacies and employed approximately 46,000 people. Winn-Dixie operates in the southeastern states including Florida, Alabama, Louisiana, Georgia and Mississippi.

With no overlap in markets between BI-LO and Winn-Dixie, the combined company has a geographic fit that creates a stronger platform from which to provide our customers the products and service that they have come to expect. Both BI-LO and Winn-Dixie are strong regional brands, and the Company will continue to operate under both brand names in their respective markets. The acquired Winn-Dixie stores contain substantially the same selling departments, sell substantially the same products within those departments and are substantially the same size as the BI-LO stores. No BI-LO or Winn-Dixie stores were closed as a result of the merger.

In connection with the acquisition, the Company entered into a new $700,000 senior secured, asset-based revolving credit facility as further described in Note 3. The purchase price was funded principally by a $275,000 equity contribution from Lone Star and a $260,000 draw on the March 2012 Revolving Credit Facility. The remaining purchase price and acquisition-related costs were funded from cash on hand.

The fair value estimate of assets acquired and liabilities assumed and the allocation of the purchase price to the net assets acquired has been determined by management with the assistance of independent valuation specialists. The determination of the assets acquired and liabilities assumed was based on the established fair value of the assets acquired and the liabilities assumed as of the acquisition date. The stock acquisition generated no adjustments to the original tax reporting values of the assets held by Winn-Dixie on the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

Net assets acquired and liabilities assumed:

(amounts in thousands)	As of March 9, 2012
Current assets
Accounts receivable	$75,965
Inventories	674,426
Prepaid expenses and other current assets	31,497
Deferred income taxes—current	6,598
Noncurrent assets
Property and equipment	221,241
Intangible assets	316,318
Other long-term assets	590
Current liabilities
Accounts payable	321,161
Accrued payroll and related expenses	94,524
Self-insurance liabilities—current	75,770
Other accrued expenses	111,710
Current maturities of obligations under capital leases	14,874
Noncurrent liabilities
Obligations under capital leases—noncurrent	41,107
Unfavorable leases	78,380
Deferred income taxes—noncurrent	18,650
Self-insurance liabilities—noncurrent	115,247
Other long-term liabilities	38,549

Total allocated purchase price, net of cash acquired of $142,621	$416,663

The accounting policies related to the acquired assets and assumed liabilities of Winn-Dixie subsequent to the acquisition are similar to those used historically by BI-LO. Additional information on certain assets acquired and liabilities assumed as of the March 9, 2012, acquisition date follows:

Inventories include $475,409 of retail store inventories and $199,017 of warehouse inventories.

Property and equipment consist of the following:

As of March 9, 2012
Land and buildings	$71,561
Store equipment	83,312
Warehouse equipment	4,615
Administrative equipment	2,529
Leasehold improvements	51,128
Capital leases	8,096

Total	$221,241

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

Intangible assets consist of the following:

	As of March 9, 2012	Weighted average remaining amortization period (years)
Favorable leases	$142,655	13
Pharmacy prescription files	132,921	7
Trademark and tradenames	22,979	NA
Liquor licenses	12,485	NA
Software	5,278	2

Total	$316,318

Accounts payable are primarily amounts owed to vendors under normal business terms, of which approximately 50% relate to warehouse inventories.

Winn-Dixie self-insures its workers’ compensation, general liability, automobile liability, and employee medical coverage up to a set retention level, beyond which excess insurance coverage is maintained. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. The fair value of these liabilities assumed include $77,929 for workers’ compensation claims, $100,651 for general liability claims, $2,177 for automobile claims and $10,260 for group medical claims.

The following table shows the Winn-Dixie net sales and net income included in the Condensed Consolidated Statements of Operations and Comprehensive Income.

	March 10, 2012 through October 6, 2012	40 weeks ended October 2, 2013
Net sales	$4,160,193	5,669,523
Net income	$67,168	125,676

If the acquisition of Winn-Dixie occurred on January 12, 2012, pro forma net sales would have been $7,358,835 and net income would have been $77,947 for the 40 weeks ended October 6, 2012.

On May 27, 2013, the Company entered into an agreement with Delhaize America, LLC, to acquire substantially all of the store-related assets and assume the leases of 165 stores operating under the Sweetbay, Harvey’s and Reid’s banners, including 10 previously closed locations, for cash consideration of $265 million plus lease assumptions (the “Delhaize Transaction”). The Delhaize Transaction is expected to close by the end of the first quarter of fiscal 2014, subject to regulatory approvals and other customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Company intends to finance the Delhaize Transaction with a combination of borrowings under the March 2012 Revolving Credit Facility and with cash on hand, including the funds held by the Senior Secured Notes trustee from the Baldwin non-qualified sale-leaseback (classified as other long term assets in the accompanying condensed consolidated balance sheet at October 2, 2013). See Note 3 for further information on the Baldwin non-qualified sale-leaseback.

On September 4, 2013, the Company entered into an agreement with Piggly Wiggly Carolina Company, Inc. (“Piggly Wiggly”) to purchase 22 Piggly Wiggly operating supermarkets located in South Carolina and Georgia

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

for a purchase price of approximately $35,000 (the “Piggly Wiggly Transaction”). The Piggly Wiggly Transaction closed on November 12, 2013. The Company considered the required disclosures under the FASB Accounting Standards Codification 805, Business Combinations, and at the time the financial statements were issued the initial accounting for the transaction was incomplete therefore the Company was unable to disclose the acquisition-date fair value of the major classes of assets and liabilities acquired and acquisition costs were not significant.

The following table reflects changes in merger and integration accruals.

	Professional Fees	Employee Termination Costs	Other Costs	Total
Balance as of Dec. 26, 2012	$2,485	14,304	29	16,818
Expense	9,466	4,192	2,263	15,921
Payments	(9,844)	(14,206)	(2,292)	(26,342)

Balance as of October 2, 2013	$2,107	4,290	—	6,397

Accruals for professional fees and employee termination costs are included in other accrued expenses and accrued payroll and related expenses, respectively, in the Condensed Consolidated Balance Sheet as of October 2, 2013.

3. Debt

March 2012 Revolving Credit Facility

Effective March 9, 2012, the Company entered into a new $700,000 revolving credit facility (“March 2012 Revolving Credit Facility”) in connection with the Winn-Dixie acquisition to replace its then existing $100,000 revolving credit facility. The March 2012 Revolving Credit Facility matures March 9, 2017, at which time all principal amounts outstanding under the agreement will be due and payable.

Outstanding amounts under the March 2012 Revolving Credit Facility accrue interest at the Company’s option based on LIBOR (as defined) or a Base Rate (as defined), plus an applicable margin that varies based on the level of Historical Excess Availability (as defined). As of October 2, 2013, the borrowing rates in effect were LIBOR plus 1.75% or Base Rate plus 0.75% at the Company’s option. The letter of credit fee in effect as of October 2, 2013, was 2.0% (including a 0.25% facing fee to the issuing letter of credit bank). In addition, the commitment commission on the unused portion of the facility was 0.5%. Interest is payable either monthly or quarterly depending on the interest type or period selected.

The March 2012 Revolving Credit Facility has a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Company’s ability to (1) grant liens, (2) liquidate or dissolve the business, (3) enter into consolidations or mergers, (4) enter into sale-leasebacks, (5) dispose of certain property or assets, (6) acquire property or assets outside of the normal course of business, (7) declare or pay certain dividends, (8) incur additional debt, (9) make advances, investments and loans, (10) enter into certain transactions with affiliates, (11) make modifications to certain agreements (including the certificate of incorporation), (12) make certain voluntary payments, (13) issue certain equity interests, and (14) create certain new subsidiaries. If Excess Availability (as defined) under the March 2012 Revolving Credit Facility falls below a specified threshold, the Company must maintain a minimum Fixed Charge Coverage Ratio (as defined). At October 2, 2013, the Company’s Excess Availability exceeded the specified threshold, and the Company was in compliance with the loan covenants.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

The lenders under the March 2012 Revolving Credit Facility are secured by a first-priority security interest in certain collateral including accounts receivable, inventory, prescription lists and other related collateral and proceeds thereof (the “ABL Priority Collateral”) and a second-priority security interest in substantially all other assets.

The outstanding borrowings under the revolving credit facilities were $89,600 and $225,000 as of October 2, 2013, and December 26, 2012, respectively.

Excess Availability was $417,991 as of October 2, 2013, as summarized below:

October 2, 2013
Availability(1)	$634,681
Outstanding letters of credit	(127,090)
Outstanding borrowings	(89,600)

Excess Availability	$417,991

(1)	The lesser of the value of borrowing base or the $700,000 total revolving loan commitment.

PIK Toggle Notes

On September 20, 2013, the Company issued $475,000 of 8.625%/9.375% unsecured Senior PIK Toggle Notes due September 2018 (the “PIK Toggle Notes”). The PIK Toggle Notes bear interest at the rate of 8.625% unless certain conditions are satisfied, in which case interest will be paid by increasing the principal amount of the notes or issuing new notes at the rate of 9.375%. Interest on the PIK Toggle Notes is payable semiannually. The PIK Toggle Notes were issued at a $4,750 discount, with the unamortized discount recognized as part of the carrying value. During the 40 weeks ended October 2, 2013, the Company recognized $34 of discount amortization as interest expense.

The PIK Toggle Notes have a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Company’s ability to (1) incur additional debt, (2) make restricted payments (as defined), (3) enter into certain transactions with affiliates, (4) grant liens, (5) sell assets, and (6) enter into consolidations or mergers. At October 2, 2013, the Company was in compliance with the applicable restrictive covenants.

The PIK Toggle Notes are unsecured obligations of the Company and are not guaranteed by any of its subsidiaries. As a result, the PIK Toggle Notes are structurally subordinated to obligations of its subsidiaries.

Senior Secured Notes

The Company issued Senior Secured Notes of $140,000 and $285,000 on October 16, 2012, and February 3, 2011, respectively. The Senior Secured Notes bear interest at a fixed rate of 9.25% and mature February 15, 2019, and require semiannual interest payments. The $140,000 Senior Secured Notes issued on October 16, 2012, were issued at a $6,300 premium, with the unamortized premium recognized as part of the carrying value. During the 40 weeks ended October 2, 2013, the Company recognized $742 of premium amortization as a reduction of interest expense.

The Senior Secured Notes have a number of restrictive covenants (subject to certain exceptions and exclusions) which, among other things, limit the Company’s ability to (1) incur additional debt, (2) make

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

restricted payments (as defined), (3) enter into certain transactions with affiliates, (4) grant liens, (5) sell assets, and (6) enter into consolidations or mergers. At October 2, 2013, the Company was in compliance with the applicable restrictive covenants.

The Senior Secured Notes are collateralized by second-priority security interests in the March 2012 Revolving Credit Facility ABL Priority Collateral and first-priority security interest, subject to certain permitted liens, in substantially all tangible and intangible assets of the Company other than the March 2012 Revolving Credit Facility ABL Priority Collateral and certain other excluded assets.

Other Financing Obligations

On April 24, 2013, the Company sold its only owned warehouse located in Baldwin, Florida to AR Capital, LLC (“AR Capital”) for gross proceeds of $99,768 and subsequently leased the property back for an initial period of 20 years with four five-year options. Initially $83,466 of the cash proceeds was held by the Senior Secured Notes trustee and was classified in the Condensed Consolidated Balance Sheets as other long-term assets and the cash is anticipated to be released upon purchases of permitted replacement assets as defined in the indenture governing the Senior Secured Notes. As of October 2, 2013, $59,481 was being held by the Senior Secured Notes trustee.

Under this arrangement, AR Capital created a new limited liability company (“AR2”) for the sole purpose of owning and leasing the warehouse under the lease, with no other assets or activities other than those related to its investment in the warehouse. The Company is considered the primary beneficiary of the variable interest entity (“VIE”), AR Capital, and is required to consolidate the VIE. The Company has recorded the transaction similar to a non-qualified sale-leaseback, which management believes is substantially equivalent to the consolidated financial statement results that would occur if the VIE were consolidated.

Properties sold as part of non-qualified sale-leaseback transactions, accounted for in a manner similar to a financing arrangement, consisted of:

	(3)
	December 26, 2012	October 2, 2013
Current
Building obligations(2)	$11,739	12,797

Noncurrent
Land obligations(1)	55,540	55,540
Building obligations(2)	164,559	254,280

Total noncurrent	220,099	309,820

Total other financing obligations	$231,838	322,617

(1)	Obligations related to land will not require future cash payments and do not amortize. At the end of the financing term, the land obligation and related asset will offset, resulting in no gain or loss.
(2)	Building obligations, which require future cash payments and amortize over the life of the lease, total $267,077 and $176,298, as of October 2, 2013, and December 26, 2012, respectively.
(3)	Derived from audited financial statements.

Current obligations are included in other accrued expenses and noncurrent financing obligations are included in other financing obligations on the Condensed Consolidated Balance Sheets. The assets associated with the nonqualified sale-leaseback transactions are included in property and equipment, net.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

4. Interest Expense

Interest expense consisted of the following:

	40 weeks ended
	October 6, 2012	October 2, 2013
Capital lease interest	$9,435	8,337
Other financing obligation interest	17,383	18,680
Notes and revolving credit facility interest	26,471	37,768
Senior Secured Notes premium amortization	—	(742)
PIK Toggle Notes discount amortization	—	33
Amortization of deferred financing costs	2,955	3,987
Write off of deferred financing costs	1,990	—
Other interest	(920)	166

Interest expense	$57,314	68,229

5. Income Taxes

Income tax (benefit) expense for continuing operations consisted of:

	40 weeks ended
	October 6, 2012	October 2, 2013
Current income tax expense	$1,547	13,528
Deferred income tax (benefit) expense	3,177	(72,551)

Income tax (benefit) expense	$4,724	(59,023)

The income tax benefit for the 40 weeks ended October 2, 2013, is due primarily to the Company’s determination that approximately $168,540 of the deferred tax assets previously subject to a valuation allowance as described below is more likely than not realizable in either the current or future tax years as a result of three years of cumulative pre-tax profit and managements expectation of future profitability. This release of the valuation allowance is reflected as an approximate $75,728 discrete deferred tax benefit recorded during the 40 weeks ended October 2, 2013, with the remaining deferred tax benefit recognized as a reduction of the Company’s effective income tax rate throughout the current fiscal year as such additional deferred tax assets are utilized to offset current expected taxable income. The Company’s estimated effective tax rate for the 40 weeks ended October 2, 2013, excluding the $75,728 discrete deferred tax benefit, is 10.2%. The Company may not be able to fully offset federal or certain state taxable income with NOL carryforwards as the use of certain NOLs are limited as described below.

During the 40 weeks ended October 2, 2013, the Company released a portion of the valuation allowance on its deferred tax assets, as there is sufficient positive evidence from current profitable operations to conclude that a portion of the Company’s deferred tax assets will be realized. The Company maintains a valuation allowance against substantially all of its net deferred tax assets that are not currently more likely than not expected to be realized due primarily to continued limitations on their use as discussed below. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that those net deferred tax assets will be realized.

As of October 2, 2013, the Company had NOL carryforwards for federal income tax purposes of $536,362 that will begin to expire in 2023 and NOL carryforwards for state income tax purposes of $489,723 that will

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

begin to expire in 2019. The Company’s utilization of $288,183 of the federal NOLs, as well as certain future tax depreciation deductions related to assets acquired in the Winn-Dixie acquisition, are limited under Internal Revenue Code Section 382 to $13,907 annually. The Company’s utilization of NOL carryforwards in the states of Alabama, Florida, Georgia, Louisiana, and Mississippi are generally limited as well.

In addition, the Company had tax credit carryforwards of $39,446 for federal income tax purposes, substantially all of which are subject to similar limitations on annual usage as the NOLs discussed above, which will begin to expire in 2023.

6. Discontinued Operations

In evaluating whether a store that either has been disposed of or classified as held for sale qualifies for discontinued operations classification, the Company considers each store to be a component of a business, as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. If the cash flows of a store to be exited will not be significant to the Company’s ongoing operations and cash inflows of nearby Company stores are not expected to increase significantly because of the exit, the results of operations of the store are reported in discontinued operations. Costs incurred to dispose of a location are included in loss on disposal of discontinued operations only if the location qualifies for discontinued operations classification; otherwise, such costs are reported as continuing operations.

During the 40 weeks ended October 2, 2013, the Company classified seven stores as held for sale and closed seven stores. The results of operations for the seven stores classified as held for sale and five of the closed stores were classified as discontinued operations for all periods presented. Net sales from discontinued operations for the 40 weeks ended October 2, 2013 and October 6, 2012 were $110,502 and $119,606, respectively. For the 40 weeks ended October 2, 2013, the loss on disposal of discontinued operations consisted primarily of $1,447 of lease termination costs. For the 40 weeks ended October 6, 2012, the loss on disposal of discontinued operations consisted primarily of $27,102 related to the settlement of outstanding claims related to the Company’s former Bruno’s subsidiary which was spun off to Lone Star in March 2007. The $27,102 was recognized by the Company as an expense of discontinued operations and contributed capital from the Parent.

The major classes of assets and liabilities for the seven stores classified as held for sale include the following.

	December 26, 2012	October 2, 2013
Property and equipment	$10,821	9,252
Intangible assets	$151	147
Obligations under capital leases	$2,241	1,861
Other financing obligations	$7,043	6,700

The following table summarizes the changes in the closed store liabilities.

Liability for Closed Stores
Balance at December 26, 2012	$17,353
Expense	4,099
Cash payments	(7,614)

Balance at October 2, 2013	$13,838

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

7. Commitments and Contingencies

Other Claims

In January 2012, a total of eight complaints challenging the proposed merger between BI-LO, LLC, and Winn-Dixie Stores, Inc., were filed by plaintiffs seeking to represent a class of Winn-Dixie shareholders. Seven complaints have been filed in the Circuit Court of the Fourth Judicial District in and for Duval County, Florida, and one case was filed in the United States District Court for the Middle District of Florida. The case filed in the United States District Court has since been dismissed. The cases filed in state court have been consolidated, a Lead Plaintiff appointed, and the Lead Plaintiff has filed an amended complaint. The plaintiffs in the consolidated case pending in state court generally allege, among other things, that the consideration agreed to in the Merger Agreement is inadequate and unfair to Winn-Dixie shareholders, that the proposed proxy statement contains materially misleading disclosures or omissions regarding the proposed transaction, and that the members of Winn-Dixie’s Board of Directors breached their fiduciary duties in approving the Merger Agreement and issuing a proxy statement. The plaintiffs also allege that those alleged breaches of fiduciary duty were aided and abetted by Winn-Dixie and the entities affiliated with BI-LO, LLC, named in the amended consolidated complaint. The plaintiffs initially sought equitable relief, including an injunction prohibiting consummation of the merger. Now that the merger has been completed, the plaintiffs have amended their claims to seek rescission or rescissory damages. The case will now move into the discovery and class certification phases. The Company believes that it has valid defenses and intends to vigorously defend against the claims. The litigation is at an early stage and there is no basis to determine the ultimate outcome or range of potential loss, if any. The Company has tendered this matter to its insurance program, which it believes will provide defense and indemnification coverage for all or a portion of the Company’s defense expenses and any future losses in excess of the Company’s insurance deductible that are associated with this matter. Accordingly, no loss estimate has been recorded by the Company at October 2, 2013.

Other Legal Matters

The Company is involved in various other legal actions arising in the normal course of business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Condensed Consolidated Balance Sheets or Condensed Consolidated Statements of Operations of the Company.

8. New Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which requires that an unrecognized tax benefit, or portion of an unrecognized tax benefit, be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. If an applicable deferred tax asset is not available or a company does not expect to use the applicable deferred tax asset, the unrecognized tax benefit should be presented as a liability in the financial statements and should not be combined with an unrelated deferred tax asset. ASU 2013-11 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date; however retrospective application is permitted. The Company does not expect that it will have a significant impact on its Condensed Consolidated Financial Statements.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, which is an update to Topic 220, “Comprehensive Income”. The update eliminates the option

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

of presenting the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the new standard by presenting the components of other comprehensive income in the Company’s Statement of Operations and Comprehensive Income.

9. Related-Party Transactions and Balances

The Company has an advisory agreement, dated February 2011, with Hudson Americas LLC (“Hudson”), an affiliate of Lone Star, which provides that the Company pay Hudson management fees and expenses. For the 40 weeks ended October 2, 2013, and October 6, 2012, these fees and expenses were $3,268 and $5,314, respectively.

As of October 2, 2013, amounts due to Hudson were $564.

On September 20, 2013, the Company paid dividends of $457,894 to its Parent using proceeds from the issuance of the PIK Toggle Notes and the Parent made a capital contribution of $14,643 to the Company. The $14,643 contribution was used to fund payments under the Executive Incentive Pool Plan (as described in the notes to the Company’s Annual Financial Report for the fiscal year ended December 26, 2012). The expense related to the Executive Incentive Pool Plan is included within operating, general and administrative expenses in the Condensed Consolidated Statements of Operation and Comprehensive Income.

During the 40 weeks ended October 6, 2012, the Company paid a dividend of $160,000 to its Parent and had a contribution from the Parent of $27,102 related to the settlement of outstanding claims related to the Company’s former Bruno’s subsidiary which was spun off to Lone Star in March 2007. The $27,102 was recognized by the Company as an expense of discontinued operations and contributed capital from the Parent.

10. Supply Agreement

On May 10, 2013, the Company entered into a new supply agreement (“Supply Agreement”) with C&S Wholesale Grocers, Inc. (“C&S”) to provide inventory supply services, including warehouse, transportation and inventory procurement, maintenance and purchasing services for both the BI-LO and Winn-Dixie banners. The Company is required to exclusively purchase retail merchandise, other than merchandise that is delivered directly from the manufacturers to the stores, from C&S for resale at substantially all of the stores. C&S is required to maintain a sufficient inventory of the supplied goods and provide products to the Company at prices based on manufacturer’s prices, market conditions, availability and the aggregate volume of items that the Company purchases. The Company remains responsible for certain fixed and variable costs relating to the operation of the warehouses and transportation network. This Supply Agreement terminates the previous supply agreement with C&S and expires in 2021 with two one-year renewal options. Upon termination or expiration, the Company may be required to perform certain tasks such as purchase the C&S assets at net book value and the inventory located at the facilities and assume any C&S lease or service agreement related to the operations of the facilities.

The Company entered into a license agreement for each Winn-Dixie distribution facility covered under the agreement to transition the use of the facilities to C&S to perform their obligations under the Supply Agreement. As part of this transition, the Company entered into assignment agreements with C&S to transfer certain liabilities including $20,764 of capital leases related to the operation of the facilities. Assets of $7,890 related to

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

these capital leases were removed from the Company’s accounting records and the related $12,874 gain was recognized in operating, general and administrative expenses within the Condensed Consolidated Statement of Operations and Comprehensive Income.

In connection with the Supply Agreement, the Company sold its warehouse and distribution assets to C&S for approximately $11,000. The sale of these assets will be accounted for similar to a financing lease and the assets will remain in the Condensed Consolidated Balance Sheets. The purchase price will be amortized over the term of the Supply Agreement.

11. Supplemental Transactions

On July 22, 2013, the Company entered into an agreement to sell seven leased stores to Publix Super Markets, Inc. for approximately $59,000, with an expected pre-tax gain of approximately $50,000. On October 21, 2013, the Company closed and received $55,089 of cash net of closing adjustments for the sale of seven stores to Publix.

As of September 13, 2013, the Company agreed to enter into a sale-leaseback transaction with KRC Acquisition Corp. whereby the Company will sell six stores located in Florida and Louisiana for consideration of approximately $45,000 and, immediately thereafter, will lease back these store locations. The transaction is subject to customary conditions, including completion of due diligence by our counterparty. The transaction is expected to close in the fourth quarter of fiscal 2013.

12. Subsequent Events

The Company evaluated subsequent events through November 12, 2013, the date at which the Condensed Consolidated Financial Statements were available to be issued. The Company identified no subsequent events requiring recognition in or disclosure to the Condensed Consolidated Financial Statements as of October 2, 2013.

13. Earnings Per Share

Basic earnings per common share is based on the weighted-average number of common shares outstanding for the periods presented. Diluted earnings per share is based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding on the assumed vesting and exercise of all common stock equivalents subject to anti-dilution limitations. For the 40 weeks ended October 2, 2013 and October 6, 2012, there was one membership unit outstanding.

The unaudited pro forma earnings per common share, basic and diluted, for the 40 weeks ended October 2, 2013, gives effect to the number of shares whose proceeds would be necessary to pay the dividend on September 20, 2013. Additionally, the Company intends to use a portion of the net proceeds of the offering to redeem a portion of the Parent Notes. Adjusted pro forma earnings per common share, basic and diluted, gives effect to the number of shares whose proceeds would be necessary to pay the dividend and the number of shares whose proceeds would be necessary to redeem the Parent Notes.

SOUTHEASTERN GROCERS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar amounts in thousands, unless otherwise stated

The following table sets forth the computation of the unaudited pro forma and unaudited adjusted pro forma earnings per common share, basic and diluted (in thousands, except per share data).

40 weeks ended Oct. 2, 2013
Pro forma earnings per common share, basic and diluted (unaudited):
Net income	$221,750
Pro forma weighted average number of shares
Weighted average number of common shares	—
Shares issued in offering necessary to pay dividend	—

Pro forma weighted average number of common shares	—

Pro forma earnings per common share, basic and diluted	$—

Adjusted pro forma earnings per common share, basic and diluted (unaudited):
Net income	$221,750
Equity for debt adjustment	—

Pro forma net income	221,750
Pro forma weighted average number of shares
Weighted average number of common shares	—
Shares issued in offering necessary to pay dividend	—

Pro forma weighted average number of common shares	—

Adjusted pro forma earnings per common share, basic and diluted	$—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Winn-Dixie Stores, Inc.:

We have audited the accompanying consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows of Winn-Dixie Stores, Inc. and subsidiaries for the years ended June 29, 2011, June 30, 2010 and June 24, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Winn-Dixie Stores, Inc. and subsidiaries for the years ended June 29, 2011, June 30, 2010 and June 24, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 5 and 14 to the consolidated financial statements, the Company adopted the provisions of ASC Topic 805 “Business Combinations” as of June 25, 2009.

/s/ KPMG LLP

Certified Public Accountants

Jacksonville, Florida

August 29, 2011

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

Years ended June 24, 2009, June 30, 2010, and June 29, 2011

	2009	2010(1)	2011
	amounts in thousands except per share data
Net sales	$7,079,127	$6,980,118	$6,880,776
Cost of sales, including warehouse and delivery expenses	5,061,960	4,988,193	4,962,508

Gross profit on net sales	2,017,167	1,991,925	1,918,268
Operating and administrative expenses	1,952,984	1,950,205	1,938,902
Gain on insurance settlement	(22,430)	—	—
Impairment charges	5,174	4,592	5,174

Operating (loss) income	81,439	37,128	(25,808)
Interest expense, net	4,978	4,650	7,217

(Loss) income from continuing operations before income tax	76,461	32,478	(33,025)
Income tax (benefit) expense	36,209	(4,306)	(3,233)

Net (loss) income from continuing operations	40,252	36,784	(29,792)

Discontinued operations:
Loss from discontinued operations	(752)	(7,887)	(12,958)
Loss on disposal of discontinued operations	—	—	(27,380)
Income tax benefit	(289)	—	—

Net loss from discontinued operations	(463)	(7,887)	(40,338)

Net (loss) income	39,789	28,897	(70,130)
Change in post-retirement benefit obligation(2)	(1,826)	(1,386)	(415)

Comprehensive (loss) income	$37,963	$27,511	$(70,545)

Basic (loss) earnings per share:
(Loss) earnings from continuing operations	$0.74	$0.67	$(0.54)
Loss from discontinued operations	(0.01)	(0.14)	(0.72)

Basic (loss) earnings per share	$0.73	$0.53	$(1.26)

Diluted (loss) earnings per share:
(Loss) earnings from continuing operations	$0.74	$0.67	$(0.54)
Loss from discontinued operations	(0.01)	(0.15)	(0.72)

Diluted (loss) earnings per share	$0.73	$0.52	$(1.26)

Weighted-average common shares outstanding-Basic	54,347	54,911	55,654

Weighted-average common shares outstanding-Diluted	54,583	55,196	55,654

(1)	Fiscal year 2010 contains 53 weeks
(2)	Net of tax of $0

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 24, 2009, June 30, 2010, and June 29, 2011

	2009	2010*	2011
	amounts in thousands
Cash flows from operating activities:
Net (loss) income	$39,789	$28,897	$(70,130)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	99,566	103,554	116,595
Deferred income taxes	35,920	165	124
Share-based compensation	15,469	16,984	10,197
Other, net	10,324	8,043	620
Gain on insurance settlement	(22,430)	—	—
Changes in operating assets and liabilities:
Trade, insurance and other receivables	26,379	10,068	(7,536)
Merchandise inventories	(16,459)	7,441	77,951
Prepaid expenses and other current assets	9,528	4,474	(898)
Accounts payable and accrued expenses	6,695	(1,368)	13,918
Reserve for self-insurance liabilities	(5,225)	(6,239)	3,558

Net cash provided by operating activities	199,556	172,019	144,399

Cash flows from investing activities:
Purchases of long-lived assets	(223,271)	(189,062)	(92,632)
(Increase) decrease in other assets, net	8,085	115	(1)
Sales of assets	1,316	1,203	13,459
Proceeds from insurance	17,601	—	—

Net cash used in investing activities	(196,269)	(187,744)	(79,174)

Cash flows from financing activities:
Gross borrowings on credit facilities	12,777	9,090	22,028
Gross payments on credit facilities	(12,835)	(9,090)	(22,028)
Increase (decrease) in book overdrafts	(12,623)	(3,522)	10,756
Principal payments on capital leases	(9,097)	(11,393)	(12,133)
Debt issuance costs	—	—	(8,530)
Other, net	39	144	119

Net cash used in financing activities	(21,739)	(14,771)	(9,788)

Increase (decrease) in cash and cash equivalents	(18,452)	(30,496)	55,437
Cash and cash equivalents at beginning of year	201,275	182,823	152,327

Cash and cash equivalents at end of year	$182,823	$152,327	$207,764

*	Fiscal year 2010 contains 53 weeks

See accompanying notes to consolidated financial statement.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Common Shares	Par Value of Common Stock	Additional Paid-In- Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	amounts in thousands
Balances as of June 25, 2008	54,081	$54	$776,059	$41,277	$8,237	$825,627

Net income	—	—	—	39,789	—	39,789
Change in post-retirement benefit obligation*	—	—	—	—	(1,826)	(1,826)
Restricted stock units vested	399	—	—	—	—	—
Share-based compensation expense	—	—	15,469	—	—	15,469
Stock issued under Employee Stock Purchase Plan	4	—	39	—	—	39

Balances as of June 24, 2009	54,484	$54	$791,567	$81,066	$6,411	$879,098

Net income	—	—	—	28,897	—	28,897
Change in post-retirement benefit obligation*	—	—	—	—	(1,386)	(1,386)
Restricted stock units vested	592	—	—	—	—	—
Share-based compensation expense	—	—	16,984	—	—	16,984
Treasury activity	(14)	—	—	—	—	—
Stock issued under Employee Stock Purchase Plan	13	1	143	—	—	144

Balances as of June 30, 2010	55,075	$55	$808,694	$109,963	$5,025	$923,737

Net loss	—	—	—	(70,130)	—	(70,130)
Change in post-retirement benefit obligation*	—	—	—	—	(415)	(415)
Restricted stock units vested	728	—	—	—	—	—
Share-based compensation expense	—	—	10,197	—	—	10,197
Stock issued under Employee Stock Purchase Plan	17	1	118	—	—	119

Balances as of June 29, 2011	55,820	$56	$819,009	$39,833	$4,610	$863,508

*	Net of tax of $0.

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

1. Summary of Significant Accounting Policies and Other Matters

The Company:    As of June 29, 2011, Winn-Dixie Stores, Inc. (the “Company” or “Winn-Dixie”) operated as a major food retailer in five states in the southeastern United States. The Company operated 484 retail stores, with 4 fuel centers and 75 liquor stores. In support of its stores, the Company operated six distribution centers.

Fiscal Year:    The fiscal year ends on the last Wednesday in June. Fiscal 2010 was comprised of 53 weeks ended June 30, 2010, and fiscal 2011 and fiscal 2009 were each comprised of 52 weeks ended June 29, 2011, and June 24, 2009, respectively.

Basis of Consolidation:    The Consolidated Financial Statements include the accounts of Winn-Dixie Stores, Inc. and its subsidiaries, all of which are wholly owned and fully consolidated. Intercompany accounts and transactions are eliminated in consolidation.

Business Reporting Segments:    The Company’s retail stores account for substantially all of its net sales. These stores are located in a limited geographic area, the southeast region of the United States. Each retail store contains substantially the same selling departments and sells substantially the same products within those departments. Accordingly, the Company has determined that it has one operating segment that is one reportable segment. No aggregation of operating segments has occurred.

The following table provides detail on the percentage of net sales for each group of similar products sold:

	2009	2010	2011
Non-perishable(1)	62.2%	61.5%	60.9%
Perishable(2)	28.4%	28.9%	29.7%
Pharmacy	8.9%	9.0%	8.7%
Other(3)	0.5%	0.6%	0.7%

Net sales	100.0%	100.0%	100.0%

(1)	Consists primarily of grocery, dairy, frozen food, general merchandise, alcoholic beverages, tobacco and fuel.
(2)	Consists primarily of fresh and packaged meat, seafood, deli, bakery, produce and floral.
(3)	Consists primarily of revenue from sales of items such as money orders, lottery tickets and incidental warehouse sales.

The principal characteristic in determining each group of products that make up net sales is based on similar economic factors, including similar gross margin percentage, shelf life or inventory shrink losses.

Estimates:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

Cash and Cash Equivalents:    Cash equivalents consist of highly liquid investments with an original maturity of 90 days or less when purchased. Cash and cash equivalents are stated at cost plus accrued interest,

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

which approximates fair value. Cash includes in-transit amounts from debit, credit and electronic benefit transactions.

Trade and Other Receivables, Less Allowance for Doubtful Receivables:    Trade and other receivables, less allowance for doubtful receivables consist primarily of amounts due from vendors related to vendor allowances and from third-party insurance companies for pharmacy billings less an allowance for doubtful receivables. Receivables are recorded at an amount based on agreements with vendors. The allowance for doubtful receivables is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. On a quarterly basis, the Company evaluates its trade and other receivables and establishes an allowance for doubtful receivables, based on its history of past write-offs and collections, and current credit conditions. No interest is accrued on past due receivables.

Merchandise Inventories:    Merchandise inventories are stated at the lower of cost or market. As of both June 29, 2011, and June 30, 2010, the dollar-value, link-chain last-in, first-out (“LIFO”) method was used to determine the cost of approximately 85% of inventories, primarily non-perishable merchandise in stores and distribution centers. The LIFO reserve represents the amount of the excess of the replacement or current cost over the stated LIFO amount.

Pharmacy, produce, deli and bakery inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market.

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the balance sheet date.

Property, Plant and Equipment:    Property, plant and equipment is stated at historical cost less accumulated depreciation and amortization. Interest costs on construction projects are capitalized as part of the costs of the newly constructed facilities. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the related asset. Building depreciation is based on a life of forty years. Furniture, fixture and equipment depreciation is based on lives varying from five to ten years. Amortization of improvements to leased facilities is based on the term of the lease or the estimated useful life of the improvement, whichever is less.

Long-lived Assets:    The Company periodically evaluates the period of depreciation or amortization for long-lived assets, which include property, plant and equipment and intangible assets with finite lives, to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the Company’s best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, an impairment loss is recorded for the excess of net book value over the fair value of the impaired asset. Fair value is estimated based on the best information available, including prices for similar assets and the results of other valuation techniques.

Intangible Assets:    Intangible assets consist primarily of favorable leases, pharmacy prescription files, software, liquor licenses, and the Company’s trade name and trademark. Intangible assets related to favorable leases are amortized over the lesser of the remaining lease term, including renewal options, or seventeen years. Amortization of favorable leases is recognized as an increase in rent expense within operating and administrative

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

expenses. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually in the fourth fiscal quarter or more frequently if events or circumstances indicate that the asset may be impaired.

Deferred Rent:    The Company recognizes rent holidays, including the period that it has access to a property for construction of buildings or improvements, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the lease.

Unfavorable Leases:    Unfavorable leases are lease agreements with contract rates in excess of market value rates. Amortization is recognized on a straight-line basis over the lesser of the remaining lease term, including renewal options, or seventeen years. Amortization is recognized as a reduction in rent expense within operating and administrative expenses.

Income Taxes:    The Company recognizes deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement bases of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. The Company adjusts the valuation allowance against its net deferred tax assets based upon its assessment of the likelihood of realization of such assets in the future; such adjustments may be material. Although the Company believes that the estimates and judgments used to prepare its various tax returns are reasonable and appropriate, such returns are subject to audit by the respective tax authorities.

The Company classifies interest expense related to income tax uncertainties as a component of interest expense. Any related penalties are included in operating and administrative expenses.

Self-Insurance:    The Company self-insures for certain insurable risks, primarily workers’ compensation, business interruptions, general liability, automobile liability, and property losses, as well as employee medical benefits. Insurance coverage is obtained for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. Liabilities are determined by management using information such as independent actuarial estimates, and include both a liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. When applicable, anticipated recoveries are recorded in the Consolidated Statements of Operations in the same lines in which the losses are recorded, and are based on management’s best estimate of amounts due from insurance providers.

The Company’s accruals for insurance reserves reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation, economic conditions and the effect of our 2005 Chapter 11 filing. Unanticipated changes in these factors may materially affect the Consolidated Financial Statements.

Facility Opening and Closing Costs:    The costs of both opening new facilities and closing existing facilities are charged to operations as incurred. The Company accrues for obligations related to closed facilities, at the cease-use date, based upon the present value of expected payments over the remaining lease terms, net of estimated sublease income, using a discount rate based on a credit-adjusted risk-free rate. Expected payments include lease payments, real estate taxes, common area maintenance charges and utility costs. Adjustments to closed facility liabilities relate primarily to changes in sublease income and changes in costs. All adjustments are recorded in the period in which the changes become known.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

Revenue Recognition:    The Company recognizes revenue at the time of sale for retail sales. In the Consolidated Statements of Comprehensive Income (Loss), “net sales” are reported net of sales taxes and similar taxes.

Sales discounts may be offered to customers at the time of sale as part of the Company’s Customer Reward Card program, as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of sale.

In addition, the Company periodically offers awards to customers in the form of sales discounts to be used on a future purchase, based on an accumulation of points as part of its Customer Reward Card program. The obligation related to the award of a future sales discount is recognized as a reduction of sales, based on a systematic and rational allocation of the cost of the award earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the award.

Cost of Sales:    Cost of sales includes the cost of inventory sold during the period, net of discounts and vendor allowances; purchasing costs; transportation costs, including inbound freight and internal transfer costs; warehousing costs, including receiving and inspection costs; depreciation and amortization related to transportation and warehouses; and other costs of the Company’s distribution network.

Vendor Allowances:    The Company receives allowances or rebates from certain vendors in the form of promotional allowances, quantity discounts, payments under merchandising agreements and other allowances that relate to new item introductions, slotting fees, placement of the vendors’ products in premier locations within the stores, and temporary price reductions offered to customers. The allowances reduce cost of sales if the product has been sold, and reduce ending inventory if the product has not yet been sold.

Promotional allowances are recognized based on the terms of the underlying agreements, which require either specific performance or time-based merchandising of vendor products. Thus, the Company recognizes allowances when it meets the performance criteria or on the expiration of the agreement. Promotional allowances received in advance that are contractually refundable, in whole or in part, are deferred and reported in accounts payable and other liabilities until earned. Quantity discounts and payments under merchandising agreements are recognized when specified purchase or sales volume levels are achieved and are typically not received in advance. The amounts due the Company under such agreements are reported in trade and other receivables.

Advertising:    The Company expenses the costs of advertising and promotions as incurred and reports these costs in operating and administrative expenses. Advertising and promotional expense totaled $84.3 million, $91.2 million and $95.5 million, for 2011, 2010 and 2009, respectively.

Comprehensive (Loss) Income:    Comprehensive (loss) income differs from net (loss) income as shown on the Consolidated Statements of Comprehensive Income (Loss) due to changes in the post-retirement benefit obligation. These items are excluded from operations and are instead recorded to accumulated other comprehensive (loss) income, a component of shareholders’ equity.

Share-Based Payments:    The Company accounts for share-based compensation plans using the fair value method established by ASC Topic 718, “Compensation—Stock Compensation” (“Topic 718”).

Reclassifications and Revisions:    Certain prior year amounts have been reclassified to conform to the current year’s presentation.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

2. (Loss) Earnings per Share

Basic (loss) earnings per common share is based on the weighted-average number of common shares outstanding for the periods presented. Diluted (loss) earnings per share is based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding on the assumed vesting and exercise of all common stock equivalents which include options and restricted stock units (collectively “CSEs”), subject to anti-dilution limitations.

For 2011, there were no dilutive CSEs. For 2010 and 2009, the weighted-average number of common shares outstanding used in the calculation of diluted (loss) earnings per share included approximately 0.3 million and 0.2 million CSEs, respectively. The 2011 calculation excluded approximately 4.8 million CSEs due to a net loss for 2011. The 2010 and 2009 calculations excluded approximately 3.4 million and 4.4 million options, respectively. Such options are considered anti-dilutive because the exercise prices of these options were greater than the average market price of the common shares during the reporting periods.

3. Intangible Assets

Amortization of intangible assets was $23.2 million and $23.4 million for 2011 and 2010, respectively. Amortization for favorable leases was $11.7 million and $12.8 million for 2011 and 2010, respectively.

4. Impairment Charges

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses store performance reviews for indications that changes in market factors, traffic patterns, competition and other factors have negatively impacted the operating results of store locations. Such changes resulted in the identification of underperforming stores that experienced a current period cash flow loss combined with a history of cash flow losses. The Company compared the net book value of those underperforming store assets to the Company’s best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the assets and, in some cases, the Company concluded that the net undiscounted cash flows were less than the net book value of the related assets. For those stores, the excess of the net book value of the assets over their fair value was recorded as an impairment charge as detailed below.

Intangible assets with indefinite lives are reviewed for impairment on an annual basis or more frequently if events or circumstances indicate that the asset may be impaired. In 2011 and 2009, the Company recorded liquor license impairment charges of $215 and $605, respectively, related to the decline in market values.

Fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy. Fair value is determined using a discounted cash flow methodology, which incorporates the terminal value of equipment based on broker quotes and the market value of favorable leases based on broker quotes. Pharmacy scripts and liquor licenses also incorporate the market value based on broker quotes.

Impairment charges from continuing operations were comprised of the following:

	2009	2010	2011
Store facilities	$4,569	$4,592	$4,959
Indefinite-lived intangible assets	605	—	215

Total impairment charges	$5,174	$4,592	$5,174

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

Impairment charges in store facilities included leasehold improvements, store fixtures and favorable leases.

Discontinued operations for 2011, 2010 and 2009 included impairment charges of $0.9 million, $1.1 million, and $0.4 million, respectively.

5. Income Taxes

Income tax (benefit) expense for continuing operations consisted of:

	2009	2010	2011
Current
Federal	$—	$(4,505)	$(3,260)
State	—	34	(97)

	—	(4,471)	(3,357)

Deferred
Federal	31,333	165	124
State	4,876	—	—

	36,209	165	124

Total	$36,209	$(4,306)	$(3,233)

The following table reconciles the federal statutory income tax rate to the effective income tax rate for continuing operations:

	2009	2010	2011
Federal statutory income tax rate	35.00%	35.00%	35.00%
State and local income taxes, net of federal income tax benefits	3.93	5.28	3.49
Tax credits	(0.29)	(0.65)	0.67
Effect of permanent differences related to bankruptcy	0.66	9.75	(0.45)
Valuation allowance	—	(66.55)	(26.98)
Prior year tax return to provision adjustment	2.25	—	—
Other, net	5.81	3.91	(1.94)

Effective tax rate on continuing operations	47.36%	(13.26)%	9.79%

The Company maintains a full valuation allowance against substantially all of its net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

As of June 29, 2011, the Company had net operating losses (NOL) carryforwards for federal income tax purposes of $776.5 million that will begin to expire in 2025 and NOL carryforwards for state income tax purposes of $996.3 million that will begin to expire in 2019. In addition, the Company had tax credit carryforwards of $37.9 million for federal income tax purposes, which will begin to expire in 2023.

As of June 25, 2009, the Company adopted Accounting Standards Codification Topic 805, “Business Combinations,” whereby increases or decreases in the valuation allowance for deferred tax assets increase or

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

decrease tax expense. Prior to the adoption, decreases in the valuation allowance for deferred tax assets that existed at the time of emergence from bankruptcy did not decrease income tax expense and instead reduced intangible assets.

Generally, the statute of limitations remains open for the Company’s federal and state income tax returns for its 2009 through 2011 tax years.

6. Interest Expense, Net

Interest expense, net, consisted of the following:

	2009	2010	2011
Interest expense	$8,160	$6,267	$8,194
Capitalized interest	(1,108)	(1,331)	(699)
Interest income	(2,074)	(286)	(278)

Interest expense, net	$4,978	$4,650	$7,217

7. Retirement Plans

Profit Sharing/401(k) Plan

The Company has a Profit Sharing/401(k) Plan that has a noncontributory, trusteed profit-sharing feature and a contributory, trusteed 401(k) feature. The plan is in effect for eligible team members and may be amended or terminated at any time. For 2011, 2010, and 2009, charges to operations for plan contributions amounted to $8.0 million, $8.5 million and $8.6 million, respectively. The assets and liabilities of this plan are excluded from the Consolidated Balance Sheets.

Post-retirement Benefits

The Company provides medical insurance benefits to current and future retirees until age 65. Employees are eligible for benefits after attaining 55 years of age and ten years of full-time service with the Company. Other than retirees and active employees who had reached 55 years of age and had twenty years of service as of January 1, 2003, all covered individuals contribute amounts expected to be the full cost of coverage under the plan. In addition, the Company has a non-qualified defined benefit plan that provides death benefits for those covered as of the Effective Date.

The components of net periodic benefit expense for the retiree medical plan and the death benefit consisted of the following:

	2009	2010	2011
Interest cost	$1,292	$1,239	$1,123
Recognized net actuarial gain	(429)	(423)	(523)

Net periodic benefit expense	$863	$816	$600

Accumulated gain not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income was $4.6 million, $5.0 million and $6.4 million as of June 29, 2011, June 30, 2010, and June 24, 2009, respectively. The Company expects to recognize $0.5 million of the accumulated gain as a component of net periodic benefit expense in 2012.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

The discount rate used to determine net periodic benefit expense for the retiree medical plan was 5.25%, 6.19% and 6.75% for 2011, 2010 and 2009, respectively.

Assumed health care cost trend rates significantly affect amounts related to the retiree medical plan. The health care cost trend rate assumed was 8.3% for 2011 and 8.5% for 2010 and 2009. The rate to which the cost trend is assumed to decline (the ultimate trend rate) is 5.0%, which is assumed to be reached in 2029. The effect of a one-percentage point change in assumed health care cost trend rates is not significant.

The Company expects to pay the following benefits during the indicated years:

2012	$1,326
2013	1,224
2014	1,203
2015	1,214
2016	1,208
2017-2021	6,443

8. Share-Based Payments

General Information

Under the Fiscal 2010 Equity Incentive Plan (“2010 EIP Plan”), the Compensation Committee of the Company’s Board of Directors may grant up to 6.1 million share-based payments to officers, employees and non-employee directors, among others. The 2010 EIP Plan was approved by shareholders on November 4, 2009, and is effective for all grants made on or after November 4, 2009. Grants may include stock options, restricted stock, restricted stock units and performance awards as well as other forms of share-based payments. As of June 29, 2011, 1.7 million share-based payments were available for future grant under the 2010 EIP Plan.

The shares will be issued from authorized and unissued shares of the Company’s common stock. Expired and/or forfeited awards become available for re-issuance. Vesting and exercise of share-based awards are contingent on continued employment.

The Company recognizes compensation expense on a straight-line basis over the vesting period of share-based payments. Total compensation expense related to share-based payments was $10.2 million, $17.0 million and $15.5 million for 2011, 2010, 2009, respectively. As of June 29, 2011, the Company had $14.8 million of unrecognized compensation expense related to share-based payments, which it expects to recognize over a weighted-average period of 1.7 years.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

Options

In accordance with the 2010 EIP Plan, the exercise price of an option cannot be less than the fair value of the Company’s common stock on the grant date. Options generally vest in equal installments on the first three or four anniversary dates of the grants. In addition, performance options included in a one-time grant to certain executives allow for cliff vesting at the end of five years if performance targets are achieved at that time. All options expire seven years from the grant date. Changes during 2011 were as follows:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($)
	(thousands)
Outstanding as of June 30, 2010	4,306	$14.94
Granted	416	7.11
Exercised	—	—
Forfeited	(355)	11.49
Expired	(330)	18.08

Outstanding as of June 29, 2011	4,037	$14.18	4.09	$513

Exercisable as of June 29, 2011	2,407	$16.30	3.29	$—

Vested and expected to vest as of June 29, 2011	4,434	$14.89	3.95	$461

The fair value of options is estimated at the grant date using the Black-Scholes option-pricing model, which requires the use of various assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the grant date. The Company assumes a dividend yield of 0%, since it does not pay dividends and has no current plans to do so. The volatility assumptions are based on historical volatilities of comparable publicly traded companies using daily closing prices for the historical period commensurate with the expected term of the option and, for grants subsequent to January 7, 2009, are based on both historical volatilities of comparable publicly traded companies and the Company’s own historical volatility. The expected life of the options is determined based on the simplified assumption that the options will be exercised evenly from vesting to expiration. The weighted-average grant-date fair value of the options granted (excluding exchanged options in 2010) during 2011, 2010 and 2009 was $3.23, $5.43 and $4.38, respectively, which was determined using the following assumptions.

	2009	2010	2011
Risk-free interest rate range	1.78% - 2.81%	1.92% - 2.68%	1.08%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (years)	4.75	4.50 - 5.83	4.50
Volatility range	30.60% - 51.07%	50.78% - 52.04%	55.15%

Restricted Stock Units

Restricted stock units (“RSUs”) are payable upon vesting as one share of common stock for each unit. Time-based RSUs generally vest in equal installments on the first three or four anniversary dates of the grants. Performance based RSUs generally vest on the achievement of one or more performance targets including RSUs that provide for potential vesting in three equal installments over a three-year period if financial metric targets

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

are met. In addition, performance-based RSUs included in a one-time grant to certain executives allow for cliff vesting at the end of five years if performance targets are achieved at that time. RSUs do not have voting rights and are not entitled to dividends, if declared. The grant-date fair value of RSUs is equal to the closing price of the Company’s stock on the grant dates. The total value of shares vested during 2011, 2010 and 2009 was $4.0 million, $8.9 million and $5.1 million, respectively. Changes during 2011 were:

	Number of Shares	Weighted-Average Grant Date Fair Value per share
	(thousands)
Nonvested balance as of June 30, 2010	1,937	$12.91
Granted	1,200	7.16
Vested	(591)	13.76
Forfeited	(281)	10.96

Nonvested balance as of June 29, 2011	2,265	$9.89

Vested and expected to vest as of June 29, 2011	4,152	$12.37

9. Leases

The Company leases substantially all of its stores and other facilities, as well as certain information technology and transportation equipment. The majority of the Company’s lease obligations relate to real properties with remaining terms ranging from less than one year to twenty years. Many of the Company’s leases contain renewal options after the initial term. In addition to minimum rents, certain store leases require contingent rental payments if sales volumes exceed specified amounts.

Lease Commitments

As of June 29, 2011, future contractual minimum lease payments under both capital and operating leases that have remaining terms in excess of one year are:

	Capital	Operating	Subleases	Net
Fiscal Year:
2012	$13,344	$205,779	$(1,336)	$217,787
2013	10,936	188,707	(981)	198,662
2014	13,509	176,396	(351)	189,554
2015	7,012	155,748	(181)	162,579
2016	4,692	133,218	(170)	137,740
Thereafter	1,274	415,025	(322)	415,977

Total minimum lease payments	50,767	$1,274,873	$(3,341)	$1,322,299

Less: Amount representing interest	8,004

Present value of net minimum lease payments	$42,763

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

Minimum rentals, contingent rentals and sublease rentals under operating leases were as follows:

	2009	2010	2011
Minimum rentals	$185,803	$188,036	$183,991
Contingent rentals	398	460	371
Less: Sublease rentals	(954)	(1,032)	(877)

Total	$185,247	$187,464	$183,485

10. Discontinued Operations

In evaluating whether store closures qualify for discontinued operations classification, the Company considers each store to be a component of a business, as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. If the cash flows of a store to be exited will not be significant to the Company’s ongoing operations and cash inflows of nearby Company stores are not expected to increase significantly because of the exit, the results of operations of the store are reported in discontinued operations. Costs incurred to dispose of a location are included in loss on disposal of discontinued operations only if the location qualifies for discontinued operations classification; otherwise, such costs are reported as continuing operations.

During 2011, the Company closed 30 non-remodeled, underperforming stores. Results of operations for the 30 stores were classified as discontinued operations. Net sales from discontinued operations for 2011, 2010 and 2009 were $49.1 million, $267.6 million and $287.8 million, respectively. For 2011, the loss on disposal of discontinued operations consisted of $7.6 million net gain on sale or retirement of assets, including pharmacy prescription files, $31.4 million of lease termination costs and $3.6 million of other costs.

The following table presents the detail of liability activity for costs related to closed stores.

	Total	Lease Termination Costs	Other Closing Costs
Balance at June 30, 2010	$(12,490)	(12,490)	—
Expense	(37,995)	(34,321)	(3,674)
Cash payments	16,522	12,848	3,674

Balance at June 29, 2011	$(33,963)	(33,963)	—

The balance at June 30, 2010, includes $4.8 million of closed store lease liability related to stores closed prior to the 30 closures and $7.7 million of accrued expenses related to the leases of the 30 closures that were reclassified to the closed store lease liability in 2011. The expense amount includes leases added to the accrual and the effect on operations from the accretion of the present value of the expected future rental payments, and adjustments due to the settlement of certain leases. The cash payments include payments made for rent and related costs.

11. Insurance

The Company’s primary commercial general liability, business interruption, workers’ compensation, property loss and auto liability insurance coverages are issued under arrangements with insurance carriers pursuant to which the Company effectively self-insures such primary coverages. Above the respective primary policy limits, the Company maintains commercial property and liability umbrella and excess workers’ compensation liability stop-loss coverage. Excess insurance applies above retentions of $2.0 million per occurrence for automobile and general liability, $1.5 million per occurrence for workers’ compensation, $10.0 million per occurrence for property losses

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

and business interruption losses related to named windstorms, $2.0 million per occurrence and $5.0 million aggregate for all other property losses in excess of $0.1 million per occurrence. The Company also self-insures its employee medical benefits program.

The Company incurred losses and damage due to hurricanes in 2006, particularly in the New Orleans and coastal Mississippi areas due to Hurricane Katrina. During fiscal 2009, the Company reached a final settlement with its insurers related to its claim resulting from these hurricanes. Final payments totaling approximately $25.0 million received during 2009 exceeded the insurance receivable. Accordingly, the Company recorded a gain of $22.4 million in the Consolidated Statements of Operations during 2009.

12. Supplemental Cash Flows Information

	2009	2010	2011
Interest paid	$5,708	$4,499	$4,918
Interest and dividends received	$2,375	$307	$266
Income taxes paid	$56	$155	$47
Income taxes received	$4,629	$4,333	$3,695

The Company entered into capital leases totaling $13.4 million, $5.8 million and $19.0 million during 2011, 2010 and 2009, respectively. Purchases of property, plant and equipment included in accounts payable were $8.5 million, $18.6 million and $17.3 million as of June 29, 2011, June 30, 2010, and June 24, 2009, respectively.

13. Commitments and Contingencies

Purchase Commitments

The Company enters into supply contracts to purchase products for resale in the ordinary course of business. These contracts may include specific merchandising obligations related to the products, and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor’s published list price; termination provisions; and other standard contractual considerations. Certain of these contracts are cancelable, typically upon return of the related vendor allowances. Remaining purchase obligations for both non-cancelable contracts, contracts for which the Company’s obligations on cancellation are not specified, and open purchase orders totaled $161.3 million as of June 29, 2011, with remaining terms that range from one to three years, based on anticipated purchase volumes when applicable. These contracts are not recorded in the Consolidated Balance Sheets.

Litigation and Claims

On August 21, 2009, the Company was served with a putative class action lawsuit filed by two former employees in the United States District Court for the Middle District of Florida against Winn-Dixie Stores, Inc., alleging company-wide violations of the federal Fair Credit Reporting Act related to the Company’s background check procedures. The Company denied all allegations raised in the lawsuit, answered the complaint and filed motions asserting various defenses to the claims. On October 21, 2010, the parties reached a mutually agreed upon resolution of the case. The resolution of this claim will not result in a material adverse impact on the Company’s financial condition or results of operations.

Various claims and lawsuits arising in the normal course of business are pending against the Company, including claims alleging violations of certain employment or civil rights laws, claims relating to both regulated and non-regulated aspects of the business and claims arising under federal, state or local environmental regulations. The Company vigorously defends these actions.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

While no one can predict the outcome of any pending or threatened litigation with certainty, management believes that any resolution of these proceedings will not have a material adverse effect on its financial condition or results of operations.

14. Recently Adopted Accounting Standards

The Company adopted ASC Topic 805, “Business Combinations” (“Topic 805”), on June 25, 2009. Topic 805 addresses the accounting for business combinations with acquisition dates subsequent to the adoption and requires changes in valuation allowances for acquired deferred tax assets and acquired income tax uncertainties in a business combination to adjust income tax expense. The Company currently maintains a full valuation allowance against substantially all of its net deferred tax assets. Decreases in the valuation allowance for deferred tax assets that existed at the time of emergence from bankruptcy protection previously reduced intangible assets. Decreases in the valuation allowance reduced income tax expense for 2010 and 2011. There were no business combinations during 2011.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2011-05, an update to Topic 220, “Comprehensive Income.” The standard eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income containing two sections, net income and other comprehensive income, or in two consecutive statements reporting net income and other comprehensive income. The ASU became effective for interim and annual periods beginning after December 15, 2011 and required retrospective application. We adopted the ASU by presenting the Consolidated Statements of Comprehensive Income (Loss) as a single continuous statement of comprehensive income.

15. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended June 29, 2011, and June 30, 2010. Amounts for all periods in 2010 were reclassified from those originally reported to the SEC on Form 10-Q or Form 10-K in order to separately present discontinued operations that occurred in 2011, as discussed in Note 13. As a result, net sales changed by $60.6 million, $81.2 million, $62.2 million and $63.6 million for the quarters ended September 16, 2009, January 6, 2010, March 31, 2010, and June 30, 2010, respectively. Gross profit on net sales also changed by $16.9 million, $22.7 million, $17.0 million and $17.8 million for the quarters ended September 16, 2009, January 6, 2010, March 31, 2010, and June 30, 2010, respectively. Earnings per share amounts for each quarter are computed individually and may not equal the amount computed for the entire year.

	Quarters Ended
Fiscal 2011	Sept. 22 (12 Weeks)	Jan. 12 (16 Weeks)	April 6 (12 Weeks)	June 29 (12 Weeks)	Total (52 weeks)
Net sales from continuing operations	$1,544,350	2,098,005	1,620,535	1,617,886	$6,880,776
Gross profit on net sales from continuing operations	$423,789	580,991	465,841	447,647	$1,918,268
Net (loss) income from continuing operations	$(36,643)	(22,302)	23,524	5,629	$(29,792)
Net (loss) gain from discontinued operations	$(40,148)	(1,703)	(159)	1,672	$(40,338)
Net (loss) income	$(76,791)	(24,005)	23,365	7,301	$(70,130)
Basic and diluted (loss) earnings per share from continuing operations	$(0.66)	(0.40)	0.42	0.10	$(0.54)
Basic and diluted (loss) earnings per share	$(1.39)	(0.43)	0.42	0.13	$(1.26)

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

	Quarters Ended
Fiscal 2010	Sept. 16 (12 Weeks)	Jan. 6 (16 Weeks)	Mar. 31 (12 Weeks)	June 30 (13 Weeks)	Total (53 weeks)
Net sales from continuing operations	$1,580,982	$2,094,335	$1,623,279	$1,681,522	$6,980,118
Gross profit on net sales from continuing operations	$448,298	$590,844	$462,194	$490,589	$1,991,925
Net (loss) income from continuing operations	$(5,633)	$4,276	$22,102	$16,039	$36,784
Net loss from discontinued operations	$(2,425)	$(2,181)	$(1,221)	$(2,060)	$(7,887)
Net (loss) income	$(8,058)	$2,095	$20,881	$13,979	$28,897
Basic and diluted (loss) earnings per share from continuing operations	$(0.10)	$0.08	$0.40	$0.29	$0.67
Basic (loss) earnings per share	$(0.15)	$0.04	$0.38	$0.25	$0.53
Diluted (loss) earnings per share	$(0.15)	$0.04	$0.38	$0.25	$0.52

	Fourth Quarter Results of Operations
	June 30, 2010 (13 Weeks)	June 29, 2011 (12 Weeks)
Net sales	$1,681,522	$1,617,886
Cost of sales, including warehouse and delivery expense	1,190,933	1,170,239

Gross profit on net sales	490,589	447,647
Operating and administrative expenses	473,846	440,697
Impairment charges	436	681

Operating income	16,307	6,269
Interest expense, net	940	1,160

Income from continuing operations before income tax	15,367	5,109
Income tax benefit	(672)	(520)

Net income from continuing operations	16,039	5,629
Discontinued operations:
Loss from discontinued operations	(2,060)	(68)
Gain on disposal of discontinued operations	—	1,740

Net gain (loss) from discontinued operations	(2,060)	1,672

Net income	$13,979	$7,301

During the first three quarters of each year, the Company uses an estimated annual inflation rate to calculate LIFO inventory. During the fourth quarter of each year, the Company uses its actual annual inflation rate in the calculations. The fourth quarter results of operations for 2011 reflect a charge from LIFO of $3.8 million, which includes a credit of $5.0 million in layer liquidations. The fourth quarter results of operations for 2010 reflect a benefit from LIFO of $4.4 million from a reduction in the estimated inflation rate and layer liquidations.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (UNAUDITED)

	28 weeks ended
	January 12, 2011	January 11, 2012
	amounts in thousands except per share data
Net sales	$3,637,243	$3,733,509
Cost of sales, including warehouse and delivery expenses	2,633,590	2,710,918

Gross profit on net sales	1,003,653	1,022,591
Operating and administrative expenses	1,056,707	1,061,544
Impairment charges	4,249	487

Operating loss	(57,303)	(39,440)
Interest expense, net	3,152	3,560

Loss from continuing operations before income tax	(60,455)	(43,000)
Income tax benefit	(1,977)	—

Net loss from continuing operations	(58,478)	(43,000)

Discontinued operations:
Loss from discontinued operations	(13,336)	(308)
Gain (loss) on disposal of discontinued operations	(28,982)	1,220

Net earnings (loss) from discontinued operations	(42,318)	912

Net loss	(100,796)	(42,088)
Change in post-retirement benefit obligation*	(282)	(252)

Comprehensive loss	$(101,078)	$(42,340)

Basic and diluted earnings (loss) per share:
Loss from continuing operations	$(1.05)	$(0.77)
Earnings (loss) from discontinued operations	(0.77)	0.02

Basic and diluted loss per share	$(1.82)	$(0.75)

Weighted average common shares outstanding—basic	55,516	56,173

Weighted average common shares outstanding—diluted	55,516	56,173

*	Net of tax of $0

See accompanying notes to condensed consolidated financial statements (unaudited).

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	28 weeks ended
	January 12, 2011	January 11, 2012
	dollar amounts in thousands
Cash flows from operating activities:
Net loss	$(100,796)	$(42,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	62,470	64,983
Share-based compensation	4,990	5,677
Deferred income taxes	111	—
Other, net	(2,283)	1,389
Change in operating assets and liabilities:
Trade, insurance and other receivables	(2,073)	(77)
Merchandise inventories	59,054	(961)
Prepaid expenses and other current assets	668	(2,650)
Accounts payable and accrued expenses	(35,982)	(34,999)
Reserve for self-insurance liabilities	7,838	1,964

Net cash used in operating activities	(6,003)	(6,762)

Cash flows from investing activities:
Purchases of long-lived assets	(44,644)	(69,508)
Sales of assets and other	10,316	1,633

Net cash used in investing activities	(34,328)	(67,875)

Cash flows from financing activities:
Gross borrowings on credit facilities	7,762	9,776
Gross payments on credit facilities	(7,762)	(9,776)
Increase in book overdrafts	3,258	6,882
Principal payments on capital leases	(6,766)	(10,333)
Debt issuance costs	—	(75)
Other, net	74	93

Net cash used in financing activities	(3,434)	(3,433)

Decrease in cash and cash equivalents	(43,765)	(78,070)
Cash and cash equivalents at beginning of period	152,327	207,764

Cash and cash equivalents at end of period	$108,562	$129,694

See accompanying notes to condensed consolidated financial statements (unaudited).

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

1. Summary of Significant Accounting Policies and Other Matters

General:    All information in these unaudited condensed financial statements should be read in conjunction with the annual financial statements for the fiscal year ended June 29, 2011.

The Company:    As of January 11, 2012, the Company operated as a major food retailer in five states in the southeastern United States with 482 retail stores, with four fuel centers and 77 liquor stores at the retail stores. In support of its stores, the Company operated six distribution centers. The Company’s operations are reported as a single reportable segment.

Estimates:    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosure of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions and, in some cases, actuarial calculations. The Company periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

Basis of Presentation:    The accompanying unaudited Condensed Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the 28 weeks ended January 11, 2012, are not necessarily indicative of the results that may be expected for the fiscal year ending June 27, 2012.

Cash and Cash Equivalents:    Cash and cash equivalents consisted of United States government obligations money market funds and cash in stores.

Earnings (Loss) Per Share:    Basic earnings (loss) per common share is based on the weighted-average number of common shares outstanding for the periods presented. Diluted earnings (loss) per share is based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed vesting and exercise of all common stock equivalents (options, restricted stock and restricted stock units, collectively “CSEs”) using the treasury stock method, subject to anti-dilution limitations.

The calculation of diluted earnings (loss) per share included no potentially dilutive CSEs for the 28 weeks ended January 11, 2012, and January 12, 2011. Excluded from the calculation are approximately 4.8 million and 5.0 million anti-dilutive CSEs for the 28 weeks ended January 11, 2012, and January 12, 2011, respectively.

Comprehensive Loss:    Comprehensive loss was $42.3 million and $101.1 million for the 28 weeks ended January 11, 2012, and January 12, 2011, respectively. Other comprehensive loss consists of changes in the Company’s post-retirement benefits obligation.

Reclassifications and Revisions:    Certain prior year amounts have been reclassified to conform to the current year’s presentation.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

2. Impairment Charges

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company uses store performance reviews for indications that changes in market factors, traffic patterns, competition and other factors have negatively impacted the operating results of store locations. Such changes resulted in the identification of underperforming stores that experienced a current period cash flow loss combined with a history of cash flow losses. The Company compared the net book value of those underperforming store assets to the Company’s best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the assets and, in some cases, the Company concluded that the net undiscounted cash flows were less than the net book value of the related assets. For those stores, the excess of the net book value of the assets over their fair value was recorded as an impairment charge.

Fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy. Fair value is determined using a discounted cash flow methodology, which incorporates the terminal value of equipment based on broker quotes and the market value of favorable leases and pharmacy scripts based on broker quotes.

Continuing operations impairment charges of $0.5 million and $4.2 million were recorded for the 28 weeks ended January 11, 2012, and January 12, 2011, respectively. Discontinued operations for the 28 weeks ended January 12, 2011, included impairment charges of $1.1 million. No impairment charges were included in discontinued operations for the 28 weeks ended January 11, 2012.

3. Share-Based Payments

Under the Fiscal 2012 Equity Incentive Plan (“2012 EIP Plan”), the Compensation Committee of the Company’s Board of Directors may grant up to 6.0 million share-based payments to officers, employees and non-employee directors, among others. The 2012 EIP Plan was approved by shareholders on November 9, 2011, and is effective for all grants made subsequent to November 9, 2011.

Total compensation expense related to share-based payments was $5.7 million for the 28 weeks ended January 11, 2012, and $5.0 million for the 28 weeks ended January 12, 2011. As of January 11, 2012, the Company had $14.0 million of unrecognized compensation expense related to share-based payments, which it expects to recognize over a weighted-average period of 1.5 years.

Options

Changes in options during the 28 weeks ended January 11, 2012, were as follows:

	Number of Shares	Weighted- Average Exercise Price per share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(thousands)
Outstanding as of June 29, 2011	4,037	$14.18
Granted	324	6.24
Exercised	(3)	7.11
Forfeited	(66)	10.77
Expired	(41)	12.16

Outstanding as of January 11, 2012	4,251	$13.65	3.8	$1,790

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

The fair value of options is estimated at the grant date using the Black-Scholes option-pricing model, which requires the use of various assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the grant date. The Company assumes a dividend yield of 0%, since it does not pay dividends and has no current plans to do so. The volatility assumptions for grants issued subsequent to September 21, 2011, are based on the Company’s own historical volatility. For grants issued between January 8, 2009, and September 21, 2011, the volatility assumptions are based on both historical volatilities of comparable publicly traded companies and the Company’s own historical volatility. Prior to January 8, 2009, the volatility assumptions are based on historical volatilities of comparable publicly traded companies using daily closing prices for the historical period commensurate with the expected term of the option. The expected life of the options is determined based on the simplified assumption that the options will be exercised evenly from vesting to expiration. The weighted-average grant-date fair value of the options granted during the 28 weeks ended January 11, 2012, and January 12, 2011, was $2.95 and $3.23, respectively, which was determined using the following assumptions:

	28 weeks ended
	January 12, 2011	January 11, 2012
Risk-free interest rate	1.08%	0.75%
Expected dividend yield	0.0%	0.0%
Expected life (years)	4.50	4.50
Volatility	55.15%	58.21%

Restricted Stock Units

Changes in the restricted stock units during the 28 weeks ended January 11, 2012, were as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value per share
	(thousands)
Nonvested balance as of June 29, 2011	2,265	$9.89
Granted	751	6.48
Vested	(720)	10.01
Forfeited	(103)	9.91

Nonvested balance as of January 11, 2012	2,193	$8.68

4. Discontinued Operations

In evaluating whether store closures qualify for discontinued operations classification, the Company considers each store to be a component of a business, as this is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes. If the cash flows of a store to be exited will not be significant to the Company’s ongoing operations and cash inflows of nearby Company stores are not expected to increase significantly because of the exit, the results of operations of the store are reported in discontinued operations. Costs incurred to dispose of a location are included in gain (loss) on disposal of discontinued operations only if the location qualifies for discontinued operations classification; otherwise, such costs are reported as continuing operations.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

The Company closed one non-remodeled, underperforming store during the 28 weeks ended January 11, 2012. During the 28 weeks ended January 12, 2011, the Company closed 30 non-remodeled, underperforming stores.

Results of operations for the 31 closed stores were classified as discontinued operations. Net sales from discontinued operations for the 28 weeks ended January 11, 2012, and January 12, 2011, were $2.2 million and $54.2 million, respectively.

The following summarizes the costs included in gain (loss) on disposal of discontinued operations:

	28 weeks ended
	Jan. 12, 2011	Jan. 11, 2012
Gain on sale/retirement, net	$8,351	$321
Lease termination gain (loss)	(33,860)	1,004
Other location closing costs	(3,473)	(105)

Net gain (loss) on disposal	$(28,982)	$1,220

5. Commitments and Contingencies

Litigation and Claims

In January 2012, a total of eight complaints challenging the proposed merger between BI-LO, LLC, and Winn-Dixie Stores, Inc., were filed by plaintiffs seeking to represent a class of Winn-Dixie shareholders. Seven complaints have been filed in the Circuit Court of the Fourth Judicial District in and for Duval County, Florida, and one case was filed in the United States District Court for the Middle District of Florida. The cases filed in state court have been consolidated, a Lead Plaintiff appointed, and the Lead Plaintiff has filed an amended complaint. The plaintiffs in the consolidated case pending in state court and in the case pending in federal court generally allege, among other things, that the consideration agreed to in the Merger Agreement is inadequate and unfair to Winn-Dixie shareholders, that the proposed proxy statement contains materially misleading disclosures or omissions regarding the proposed transaction, and that the members of Winn-Dixie’s Board of Directors breached their fiduciary duties in approving the Merger Agreement and issuing a proxy statement. The plaintiffs also allege that those alleged breaches of fiduciary duty were aided and abetted by Winn-Dixie and the entities affiliated with BI-LO, LLC, named in the various complaints. The plaintiffs seek equitable relief, including an injunction prohibiting consummation of the merger, and rescission or rescissory damages if the merger is consummated. The defendants’ responses to these complaints are not yet due.

Various claims and lawsuits arising in the normal course of business are pending against the Company, including claims alleging violations of certain employment or civil rights laws, claims relating to both regulated and non-regulated aspects of the business and claims arising under federal, state or local environmental regulations. The Company vigorously defends these actions.

While no one can predict the outcome of any pending or threatened litigation with certainty, management believes that any resolution of these proceedings will not have a material adverse effect on its financial condition or results of operations.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dollar Amounts in Thousands Except Per Share Data, Unless Otherwise Stated

6. Recently Adopted Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2011-05, an update to Topic 220, “Comprehensive Income”. The standard eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity. Instead, comprehensive income must be reported in either a single continuous statement of comprehensive income containing two sections, net income and other comprehensive income, or in two consecutive statements reporting net income and other comprehensive income. The ASU became effective for interim and annual periods beginning after December 15, 2011 and required retrospective application. We adopted the ASU by presenting the Condensed Consolidated Statements of Comprehensive Income (Loss) as a continuous statement of comprehensive income.

             Shares

Southeastern Grocers, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2013

Joint Book-Running Managers

Citigroup	Credit Suisse	Deutsche Bank Securities

William Blair	Wells Fargo Securities

Co-Managers

BMO Capital Markets	Piper Jaffray	SunTrust Robinson Humphrey

Wolfe Research Securities	BB&T Capital Markets

Until             (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA fee are estimated.

Type	Amount
SEC registration fee		$68,200
FINRA filing fee		75,500
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the Delaware General Corporation Law, or DGCL, against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), or (2) by a majority vote of a designated committee of these directors (even though less than a quorum), or (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We will enter into indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

We have not issued any securities that were not registered under the Securities Act since November 26, 2010 other than the following:

On February 3, 2011, we completed the sale and issuance of $285 million aggregate principal amount of our 9.25% senior secured notes due 2019, or our senior secured notes. The senior secured notes were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and to persons outside the United States in compliance with Regulation S under the Securities Act. The sale of the senior secured notes to the initial purchasers was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving any public offering.

On October 16, 2012, we completed the sale and issuance of an additional $140 million aggregate principal amount of our senior secured notes at a $6.3 million premium. These senior secured notes were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. This sale of senior secured notes to the initial purchasers was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving any public offering.

On September 20, 2013, we completed the sale and issuance of $475 million aggregate principal amount of our 8.625%/9.375% Senior PIK Toggle Notes due 2018, or the PIK toggle notes, at a discount of $4.75 million. The PIK toggle notes were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. The sale of the PIK toggle notes to the initial purchasers was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibit Index

See the Exhibit Index following the signature page.

(b)	Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Jacksonville, State of Florida, on November 26, 2013.

Southeastern Grocers, LLC

By:	/s/ Brian Carney
Name:	Brian Carney
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Amendment No. 2 to the Registration Statement in the capacities and on the date indicated.

* Randall Onstead	President and Chief Executive Officer (Principal Executive Officer)	November 26, 2013

* Brian Carney	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 26, 2013

* D. Michael Byrum	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	November 26, 2013

* Bradley P. Boggess	Director	November 26, 2013

* By:	/s/ Brian Carney
Brian Carney Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description	Reference

1.1	Form of Underwriting Agreement.	*

2.1^	Agreement and Plan of Merger, dated as of December 16, 2011, by and among Winn-Dixie Stores, Inc., Opal Holdings, LLC and Opal Merger Sub, Inc.	**

3.1	Certificate of Incorporation of the Registrant to be adopted.	**

3.2	Bylaws of the Registrant to be adopted.	**

4.1	Registration Rights Agreement between Southeastern Grocers, LLC and LSF Southeastern Grocery Holdings, LLC.	**

4.2	Form of Certificate of Common Stock of the Registrant.	*

4.3	Indenture, dated as of February 3, 2011, among BI-LO Finance and BI-LO, LLC, as issuers, certain guarantors and Wells Fargo Bank National Association, as trustee.	**

4.4	Supplemental Indenture, dated as of March 9, 2012, among BI-LO Finance and BI-LO, LLC, as issuers, certain guarantors and Wells Fargo Bank National Association, as trustee.	**

4.5	Indenture, dated September 20, 2013, among BI-LO Finance, LLC, BI-LO Holding Finance, Inc. and Wells Fargo Bank National Association, as trustee.	**

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1	ABL Credit Agreement, dated as of March 9, 2012 by and among the BI-LO Holding, LLC and BI-LO, LLC, as borrower; certain lenders; and Deutsche Bank Trust Company Americas, as administrative agent, et al.	**

10.2+	BI-LO/ Winn-Dixie Supply Agreement, dated as of May 10, 2013, between BI-LO, LLC and C&S Wholesale Grocers, Inc.	**

10.3#	Employment Agreement between BI-LO Holding, LLC and R. Randall Onstead Jr., dated as of February 2, 2012.	**

10.4#	Employment Agreement between BI-LO Holding, LLC and Brian P. Carney, dated as of February 4, 2012.	**

10.5#	Employment Agreement between BI-LO Holding, LLC and Lawrence A. Stablein, dated as of February 2, 2012.	**

10.6#	Employment Agreement between BI-LO Holding, LLC and D. Mark Prestidge, dated as of February 27, 2012.	**

10.7#	Second Amended and Restated Employment Agreement between BI-LO, LLC and Michael D. Byars, dated as of March 8, 2012.	**

10.8#	BI-LO Holding, LLC Incentive Pool Plan.	**

10.9#	BI-LO Holding, LLC Incentive Pool Plan Form of Award Agreement.	**

10.10#	Assignment and Assumption Agreement of BI-LO Holding, LLC Incentive Pool Plan, dated as of September 16, 2013.	**

10.11#	Amendment to Incentive Pool Plan.	**

10.12#	BI-LO Holding, LLC Annual Incentive Plan (2013).	**

Exhibit No.	Description	Reference

10.13#	Assignment and Assumption Agreement of Bi-Lo Holding, LLC Incentive Pool Plan, dated as of September 24, 2013.	**

10.14#	Election Form and Waiver Agreement between BI-LO, LLC/Winn-Dixie Stores, Inc. and Michael D. Byars, dated as of March 5, 2013.	**

10.15#	Southeastern Grocers 2013 Stock Incentive Plan.	*

10.16	Asset Advisory Agreement by and between Hudson Americas LLC, Bi-Lo, LLC and Lone Star Fund V (U.S.), L.P., effective as of February 3, 2011.	**

10.17+	First Amendment to BI-LO/Winn-Dixie Supply Agreement, dated as of June 23, 2013, between BI-LO, LLC and C&S Wholesale Grocers, Inc.	**

10.18+	Second Amendment to BI-LO/Winn-Dixie Supply Agreement, dated as of September 20, 2013, between BI-LO, LLC and C&S Wholesale Grocers, Inc.	**

10.19	Form of Indemnification Agreement for officers and directors.	**

21.1	List of Subsidiaries of the Registrant.	**

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Powers of Attorney.	**

99.1	Consent to be named of Richard L. Davis.	**

99.2	Consent to be named of John Fleming.	**

99.3	Consent to be named of Samuel D. Loughlin.	**

99.4	Consent to be named of Michael O. Moore.	**

99.5	Consent to be named of R. Randall Onstead, Jr.	**

99.6	Consent to be named of Kyle S. Volluz.	**

99.7	Consent to be named of David West.	**

99.8	Consent to be named of Grant Wilbeck.	**

*	To be filed by amendment.
**	Previously filed.
#	Denotes management compensatory plan or arrangement.
^	Certain schedules to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
+	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.